As filed with the Securities and Exchange Commission on May 16, 2005
Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BROWN SHOE COMPANY, INC.
(Exact name of each registrant as specified in its respective charter)

New York	5661	43-0197190
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)
8300 Maryland Avenue
St. Louis, Missouri 63105
(314) 854-4000
(Address, including zip code, and telephone number, including area code, of principal executive offices of each registrant)

SEE TABLE OF ADDITIONAL REGISTRANTS

Michael I. Oberlander, Esq.
Vice President, General Counsel and Corporate Secretary
Brown Shoe Company, Inc.
8300 Maryland Avenue
St. Louis, Missouri 63105
(314) 854-4000
(Address, including zip code, and telephone number, including area code, of principal executive offices of each registrant)
Copies to:
Robert J. Endicott, Esq.
Bryan Cave LLP
211 N. Broadway
One Metropolitan Square, Suite 3600
St. Louis, Missouri 63102
Tel: 314-259-2000
Fax: 314-259-2020
      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
      If the only securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering	Aggregate	Registration
Securities to be Registered	to be Registered	Price per Unit(1)	Offering Price(1)	Fee

8 3/4% Senior Notes due 2012	$150,000,000	100%	$150,000,000	$17,655

Guarantees of the 8 3/4% Senior Notes due 2012	—	—	—	(2)

(1)	Estimated pursuant to Rule 457(f) solely for the purpose of calculating the registration fee.
(2)	Pursuant to Rule 457(n), no separate fee is payable with respect to the guarantees of the Senior Notes being registered.
      The co-registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the co-registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Table of Additional Registrants

	State or Other	Primary Standard
	Jurisdiction of	Industrial	I.R.S. Employer
Exact Name of Each Registrant as	Incorporation or	Classification	Identification
Specified in its Respective Charter	Organization	Code Number	Number

Sidney Rich Associates, Inc.*	Missouri	5139	43-0910619
Brown Group Retail, Inc.*	Pennsylvania	5661	25-1323027
Brown Shoe International Corp.*	Delaware	5139	43-1375891
Buster Brown & Co.*	Missouri	5139	43-1661024
Bennett Footwear Group LLC*	Delaware	5139	04-3437154
Bennett Footwear Retail LLC*	Delaware	5661	20-0754939
Brown Shoe Company of Canada Ltd**	Canada	5661	Not applicable

*	Address, including zip code, and telephone number, including area code, of principal executive offices are the same as those of Brown Shoe Company, Inc., a New York corporation.

**	The address, including zip code, of principal executive offices is 1857 Rogers Road, Perth, Ontario, Canada, K7H3E8, and the telephone number, including area code, of principal executive offices is 613-267-2000.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 16, 2005
Brown Shoe Company, Inc.
Offer to Exchange
$150,000,000 8 3/4% Senior Notes due 2012
for $150,000,000 8 3/4% Senior Notes due 2012
that have been registered under the Securities Act of 1933

       We are offering to exchange an aggregate principal amount of up to $150,000,000 of our new 8 3/4% Senior Notes due 2012, which we refer to as the exchange notes, for a like amount of our outstanding 8 3/4% Senior Notes dues 2012, which we refer to as the original notes, in a transaction registered under the Securities Act of 1933, as amended.
      Terms of the exchange offer:

•	We will exchange all original notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of original notes at any time prior to the expiration of the exchange offer.

•	We believe that the exchange of original notes for exchange notes will not be a taxable event for U.S. federal income tax purposes.

•	The form and terms of the exchange notes are identical in all material respects to the form and terms of the original notes, except that (i) the exchange notes are registered under the Securities Act, (ii) the transfer restrictions and registration rights applicable to the original notes do not apply to the exchange notes, and (iii) the exchange notes will not contain provisions relating to liquidated damages relating to our registration obligations.
      The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2005, unless we extend the offer. We will announce any extension by press release or other permitted means no later than 9:00 a.m. on the business day after the expiration of the exchange offer. You may withdraw any original notes tendered until the expiration of the exchange offer.
      The exchange notes will not be listed on the New York Stock Exchange or any other securities exchange.
       For a discussion of factors you should consider in determining whether to tender your original notes, see the information under “Risk Factors” beginning on page 16 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

      We have not authorized anyone to give any information or to make any representations concerning this exchange offer except that which is in this prospectus, or which is referred to under “Where You Can Find More Information About Us.” If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell or a solicitation of an offer to buy securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this prospectus, or any sale of securities, as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that information in this prospectus may change after this date.
      This prospectus incorporates important business and financial information about Brown Shoe that is not included in or delivered with this prospectus. This information is available without charge to holders of the original notes upon written or oral request directed to us at Investor Relations Department, Brown Shoe Company, Inc., 8300 Maryland Avenue, St. Louis, Missouri 63105, telephone: (314) 854-4000. To obtain timely delivery, holders must request the information no later than five business days before the expiration date. The expiration date is                     , 2005.

Terms Used in This Prospectus	ii
Forward-Looking Statements	ii
Prospectus Summary	1
Risk Factors	16
The Transactions	24
Use of Proceeds	24
Capitalization	25
Unaudited Pro Forma Condensed Consolidated Financial Data	26
Selected Historical Financial Data for Brown Shoe	32
Selected Historical Financial Data for Bennett	34
Management’s Discussion and Analysis of Financial Condition and Results of Operations	35
Business	61
Description of Certain Indebtedness	75
The Exchange Offer	76
Description of the Exchange Notes	85
Material U.S. Federal Income and Estate Tax Consequences	127
Plan of Distribution	131
Legal Matters	132
Independent Registered Public Accounting Firm	132
Independent Auditors	132
Where You Can Find More Information About Us	133
Index to Financial Statements	F-1
Certificate of Incorporation
Bylaws
Certificate of Incorporation
Bylaws
Certificate of Incorporation
Bylaws
Certificate of Incorporation
Bylaws
Certificate of Amalgamation
By-laws
Certificate of Incorporation
Amended and Restated Limited Liability Company Agreement
Certificate of Formation
Limited Liability Company Agreement
Opinion of Bryan Cave LLP
Unamimous Shareholders Agreement
Severance Agreement
Calculation of Ratio of Earnings to Fixed Charges
List of Subsidiaries
Consent of Ernst & Young LLP
Consent of Ernst & Young LLP, Independent Auditors
Form T-1, Statement of Eligibility
Form of Letter of Transmittal
Form of Notice of Guaranteed Delivery
Form of Letter to Brookers, Dealers, Commercial Banks, Trust Companies and Other Nominees
Form of Letter to Clients

TERMS USED IN THIS PROSPECTUS
      Unless otherwise noted or indicated by the context, in this prospectus:

•	the terms “Company,” “we,” “us,” “Brown Shoe,” and “our” refer to Brown Shoe Company, Inc. and its subsidiaries, including Bennett;

•	the term “Bennett” refers to Bennett Footwear Holdings, LLC and its subsidiaries prior to the Acquisition;

•	the term “Acquisition” refers to our acquisition of the units of Bennett Footwear Holdings, LLC and of the stock of Bennett Investment Corporation, as described in more detail in “The Transactions” in this prospectus;

•	the term “Notes” refers to, collectively, the original notes and the exchange notes;

•	the term “Transactions” refers to the Acquisition, the offering of the senior notes and the application of the proceeds therefrom, along with borrowings under our existing senior secured credit facility and the repatriation of offshore cash to fund the Acquisition, and this exchange offer as described in more detail in “The Transactions” in this prospectus;

•	references to our fiscal years are to the twelve months ended on the Saturday nearest to January 31 of the applicable year (for example, “fiscal 2004” is the 52-week period ended January 29, 2005); all of our fiscal years included 52 weeks, except for fiscal 2000, which included 53 weeks;

•	references to Bennett’s fiscal years are to the twelve months ended December 31 of the applicable year; and

•	references to “same store sales” for Brown Shoe are calculated by comparing the sales in stores that have been open at least 13 months, avoiding the distorting effect that grand opening sales have in the first month of operation. Relocated stores are treated as new stores, and closed stores are excluded from the calculation.
MARKET, RANKING AND OTHER DATA
      The data included and incorporated by reference in this prospectus regarding markets and ranking, including the size of certain markets and our position and the positions of our competitors within these markets, are based on third party studies and surveys, industry and general publications and our estimates based on our management’s knowledge and experience in the markets in which we operate. Our estimates have been based on information obtained from our customers, suppliers, trade and business organizations and other contacts in the markets in which we operate, including the NPD Group/ NPD Fashionworld Point-of-Sale (“NPD Group”). NPD Group data are based on point of sale data, consumer panels, or a combination thereof. Point of sale data did not include a survey of all retailers. NPD Group does not guarantee the accuracy and completeness of its information. However, we believe the NPD Group data to be generally reliable. Unless otherwise indicated, all data from NPD Group for a given year represents data for the twelve month period ended on January 31 of the following year; for example, NPD Group data for 2004 is for the twelve month period ended January 31, 2005. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market, ranking and other similar data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. We cannot guarantee the accuracy or completeness of such information contained in this prospectus.
FORWARD-LOOKING STATEMENTS
      All statements other than statements of historical facts included in this prospectus, any prospectus supplement and certain information incorporated by reference which is referred to under the heading “Where

ii

You Can Find More Information About Us,” are statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “expects,” “anticipates,” “approximates,” “believes,” “estimates,” and “intends” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These include:

•	general economic conditions and the consumer’s preferences and purchasing patterns, which may be influenced by consumers’ disposable income;

•	intense competition within the footwear industry;

•	the ability to source products from China and Brazil;

•	currency risk;

•	increased customer concentration resulting from continued consolidation in the footwear industry;

•	our ability to realize the benefits of the Acquisition, and to integrate successfully Bennett into our operations;

•	risks associated with future acquisitions;

•	risks associated with owned and licensed intellectual property;

•	dependence upon favorable leases and lease terms;

•	dependence on major branded suppliers to our Famous Footwear stores;

•	the uncertainties of currently pending litigation;

•	risks associated with our increased leverage;

•	effectiveness of existing and planned marketing programs; and

•	a significant change in the regulatory environment applicable to our business.
      You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those predicted in the forward-looking statements or which may be anticipated from historical results or trends. In addition to the information contained in our other filings with the Securities and Exchange Commission, factors that could affect future performance include, among others, those set forth under the heading “Risk Factors” beginning on page 16.
      We operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus, as a prediction of actual results.
      All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements above. You should not place undue reliance on those statements, which speak only as of the date on which they are made. We do not undertake any obligation to release publicly any revisions to these forward-looking statements after the completion of this offering to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, unless we are obligated under federal securities laws to update and disclose material developments related to previously disclosed information.
      You should also be aware that while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, you should not assume that we agree with any statement or report issued by any analyst irrespective of the content of the statement or report. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not our responsibility.

iii

PROSPECTUS SUMMARY
      The following summary highlights significant aspects of our business and this exchange offer, but it does not include all the information you should consider prior to deciding whether to exchange the original notes for the exchange notes. You should read this entire prospectus, including the documents incorporated by reference, the information set forth in “Risk Factors” and our financial statements and related notes, before deciding whether to exchange the original notes for the exchange notes.
Company Overview
      We were founded in 1878 and are one of the leading footwear retailers and wholesalers in the United States, providing a broad range of branded and private label casual, dress and athletic footwear for women, men and children at a variety of price points through multiple distribution channels. In fiscal 2004, we sold over 97 million pairs of footwear, which represented approximately 7% of the U.S. footwear market by unit volume according to NPD Group. At the end of fiscal 2004, we operated over 1,200 retail stores in the U.S. and Canada, primarily under the Famous Footwear and Naturalizer names. In addition, we design, source and market branded and private label footwear to over 2,000 retailers primarily in the U.S. and Canada, including department stores, national chain retailers, mass merchandisers and specialty footwear retailers. Our retail and wholesale operations accounted for approximately 68% and 32%, respectively, of our fiscal 2004 net sales. By category, our fiscal 2004 net sales were approximately 60% women’s, 28% men’s and 12% children’s. We believe that our acquisition of Bennett, a leading designer and marketer of women’s fashion footwear in the U.S., will complement and further strengthen our portfolio of footwear brands, augment our offerings to our existing customers and expand our customer base. On a pro forma basis, assuming we had completed the Acquisition on February 1, 2004, we would have had net sales of $2.1 billion in fiscal 2004.
      We operate our business primarily through the following three segments:
      Famous Footwear. Famous Footwear is America’s largest branded, value-priced family footwear chain, with 919 retail stores in operation at the end of fiscal 2004. Famous Footwear also operates under the names Factory Brand Shoes and Supermarket of Shoes. According to NPD Group, Famous Footwear was the fourth largest footwear retailer in the U.S. in terms of sales in 2004. Famous Footwear stores carry a broad assortment of popular branded, value-priced athletic, casual and dress footwear for the entire family. Brands carried by our stores include Nike, Skechers, New Balance, adidas, K-Swiss, Converse, Aerosoles, Reebok, Vans, LifeStride, Naturalizer, Connie and Mudd. Famous Footwear stores are located in strip shopping centers, outlet malls and regional malls in all 50 states, Puerto Rico and Guam. These stores average approximately 7,000 square feet and generated sales per square foot of $175 in fiscal 2004, reflecting a same store sales increase of 0.8% versus fiscal 2003. Our Famous Footwear segment generated $1.1 billion of net sales in fiscal 2004.
      Specialty Retail. Our Specialty Retail segment operated 359 Naturalizer retail stores in the U.S. and Canada and 16 F.X. LaSalle retail stores in Canada at the end of fiscal 2004. Our Naturalizer retail stores are a showcase for our Naturalizer wholesale brand, which was introduced in 1927 and which is one of North America’s leading women’s footwear brands, providing stylish, comfortable and quality footwear in a variety of styles and sizes. In addition, our Naturalizer stores allow us to create a “test and learn” environment whereby we are able to test new Naturalizer styles before offering them to our retailer customers. Our Naturalizer retail stores average approximately 1,500 square feet and are located primarily in regional and outlet malls. Our F.X. LaSalle retail stores offer better-grade women’s and men’s branded and private label footwear. Our Specialty Retail segment generated $191.6 million of net sales in fiscal 2004.
      Wholesale Operations. Our Wholesale Operations segment designs, sources and markets branded and private label women’s, men’s and children’s footwear across a wide range of styles and price points. We have a powerful portfolio of owned and licensed brands, including Naturalizer, Dr. Scholl’s, LifeStride, Bass, Buster Brown, Carlos by Carlos Santana and Connie. We distribute our footwear to over 2,000 retailers in the U.S. and Canada, including department stores, national chain retailers, mass merchandisers and specialty footwear retailers. Our most significant customers include many of the nation’s largest retailers, including Wal-Mart,

Payless ShoeSource, Target, The May Department Stores Company, Federated, Dillard’s, Saks, Sears, Nordstrom, Meijer and Famous Footwear, as well as The Bay, Wal-Mart Canada and Payless ShoeSource Canada in Canada. According to NPD Group, we were the second largest supplier of women’s fashion footwear to U.S. department stores in terms of sales for 2004. We believe we are also one of the largest suppliers of footwear to mass merchandisers in the U.S. Our Wholesale Operations segment generated $615.9 million of net sales in fiscal 2004.
Acquisition of Bennett
      On April 22, 2005, we completed our previously announced acquisition of Bennett for $205 million in cash, less indebtedness of Bennett repaid by us at closing of $35.7 million and subject to a post-closing adjustment based on net equity, plus potential earnout payments of up to $42.5 million. Founded in 1961, Bennett was a leading designer and marketer of branded and private label women’s fashion footwear in the U.S. Following the Acquisition, we acquired owned brands including the Via Spiga and Nickels Soft brands, and licenses to the Franco Sarto, Etienne Aigner and certain other brands under exclusive arrangements. Bennett’s footwear offerings are sold across a broad range of distribution channels, including department stores, specialty footwear retailers, national chain retailers and mass merchandisers. Also, we acquired the leases to operate eight Via Spiga stores. For its fiscal year ended December 31, 2004, Bennett had net product revenue of $189.6 million and commission and license income of $18.1 million.
Industry Overview
      We compete in the footwear retail and wholesale markets. According to NPD Group, the U.S. footwear industry generated approximately $39 billion of retail sales for 2004. Fashion footwear (which includes casual, dress, active, walking, hiking, sport sandal and work/occupational footwear) accounted for $27.6 billion, or approximately 71% of retail sales. Performance footwear (which includes running/jogging, cross training, aerobic, basketball, soccer, tennis and golf footwear) accounted for the balance of $11.4 billion, or approximately 29%. Total retail sales of footwear in the U.S. grew at a 1.3% compound annual growth rate (CAGR) from 2002 to 2004, while retail sales of fashion footwear in the U.S. grew at a 1.6% CAGR over the same period.
      Footwear is sold at retail in the U.S. in four primary distribution channels:

		2004 U.S. Footwear
		Retail Sales(1)

Channels	Representative Retailers	$	Percentage

		(In billions)
Department Store/ Specialty Retail	Nordstrom, Macy’s, Bloomingdale’s, Dillard’s, Naturalizer, Nine West, Cole Haan and Rockport	$17.8	45.6%

Mid-Tier	National chain retailers (such as Famous Footwear, DSW, Sears and J.C.Penney), off-price retailers (such as T.J. Maxx and Ross Stores), catalog retailers and factory outlet stores	11.8	30.3%

Discount Store/ Mass Merchandiser	Wal-Mart, Kmart, Target and Payless ShoeSource	6.8	17.4%

Other	QVC, Kids R Us	2.6	6.7%

(1) Based on NPD Group data
      According to NPD Group data, the department store/specialty retail channel declined from 49.7% of total retail sales in the U.S. footwear industry in 2002 to 45.6% in 2004, while the mid-tier channel increased its share from 26.5% of total retail sales in 2002 to 30.3% in 2004. Over the same period, the discount store/mass merchandiser channel’s share declined from 18.3% of total retail sales in 2002 to 17.4% in 2004; however, Wal-Mart and Target increased their shares of total retail sales from 6.4% and 1.7%, respectively, to 7.0% and 2.0%, respectively, over the same period.
      We segment fashion footwear into five general categories:

Category	Price Point	Primary Sales Channel(s)

Designer	$179.99+	Department Store/Specialty Retail
Bridge	$89.99 — $199.99	Department Store/Specialty Retail
Better	$49.99 — $ 89.99	Department Store/Specialty Retail
Moderate	$19.99 — $ 59.99	Department Store/Specialty Retail and Mid-Tier
Mass	$9.99 — $ 34.99	Discount Store/Mass Merchandiser
      Footwear products in the designer category are primarily produced in Europe from premium quality leather and other materials. Designer offerings are often produced in limited quantity and are available only through select retailers. The bridge category is characterized by high fashion and style components, with construction from high-quality leather and other materials. Footwear products in the better category typically contain less design and finishing detail than the bridge category, with better-quality leather and other materials. The moderate category is characterized by more traditional and classic styles, often constructed from leather, interpretations of higher-priced products made from lower-quality leather and synthetic materials. The mass category includes footwear products with basic styling sold at lower prices.
      We believe that the following key trends are impacting the footwear industry in the U.S.:
      Changing consumer shopping habits. We believe that convenience has become an increasingly important driver of consumer shopping behavior, particularly in the mass and moderate categories, as consumers pressed for time desire a fast and convenient shopping experience. We believe this trend has led to a shift in consumer traffic away from enclosed regional shopping malls and towards conveniently located “off-the-mall” retailers including national chain retailers, discount stores and mass merchandisers. As a result, the market share for the mid-tier channel, as well as the market share for certain mass merchandisers (such as Wal-Mart and Target), have increased, while market share for the department store/specialty retail channel has declined. We believe that footwear retailers in the mid-tier (such as Famous Footwear and DSW) and discount store/mass merchandiser channels are well-positioned to benefit from this change in consumer shopping habits.
      Shift to emphasis on style in department stores. We believe that department stores continue to experience a shift in consumer preference towards footwear offerings with a higher style component, due in part to shifts in the allocation of consumer expenditures in favor of premium footwear and apparel products. We believe that this trend has resulted in growth in the bridge and designer categories, and an increased emphasis on style in the better and moderate categories. We believe that footwear companies with a presence in the bridge and designer categories and with a higher style component in their better and moderate offerings will benefit from these changes in consumer preference.
      Emphasis on differentiation in the mid-tier channel. We believe that the U.S. footwear industry is highly fragmented, with relatively easy access to low-cost manufacturers. These industry characteristics, we believe, have led to a general increase in the supply of low-cost undifferentiated footwear, which has resulted in reduced consumer loyalty, particularly in the mid-tier channel. We believe that footwear retailers that are able to offer consumers a fresh selection of popular brands and private label offerings based on current styles will be able to differentiate themselves in the market, gain market share and retain customer loyalty.
      Retail consolidation. The challenging overall retail environment over the past several years, we believe, has led to an increased level of consolidation, as retailers aim to reduce costs and gain market share. We believe that the recent merger of Kmart Holding Corp. and Sears, Roebuck & Co. as well as the pending merger of Federated Department Stores with The May Department Stores Company, as well as other retail consolidation will result in a smaller group of retailers that will have increased purchasing power. We believe that retailers will seek to do business with footwear companies that can provide a broad range of branded and private label offerings across multiple styles, categories and price points. We believe that scale, design and sourcing expertise and speed to market will also be important factors for success in the footwear industry.
      Consolidation of footwear companies. Over the past few years, the footwear industry has experienced increased consolidation, including Jones Apparel Group’s acquisition of Maxwell Shoe Company, VF Corporation’s acquisition of Vans, Inc. and Bennett’s acquisition of the U.S. wholesale and retail operations of Intershoe, Inc. As the retail environment continues to evolve to favor footwear companies that can provide a broad portfolio of styles, brands and price points, we believe that consolidation among footwear companies will continue.
Competitive Strengths
      The following strengths serve as a foundation for our business strategy:
      Complementary Wholesale-Retail Platform. We believe that our complementary wholesale-retail platform allows us to capture a significant market share of the footwear industry. Our Famous Footwear stores offer branded value-priced athletic, casual and dress footwear for the entire family. Our Naturalizer retail stores provide us with a dedicated channel to showcase our popular Naturalizer brand of women’s footwear and contribute to the profitability of our Naturalizer wholesale business. These stores help to strengthen the Naturalizer brand and provide us with a “test and learn” environment that helps us offer our wholesale customers fashionable, differentiated product with broad consumer appeal. Our Via Spiga retail stores allow us to showcase the Via Spiga brand. In our Wholesale Operations segment, we design, source and market branded and private label women’s, men’s and children’s footwear across a wide range of styles and price points to over 2,000 retailers in the U.S. and Canada, including department stores, national chain retailers, mass merchandisers and specialty footwear retailers. We believe the insights into consumer trends that we gain at our Famous Footwear and Naturalizer retail stores allow us to adjust our wholesale product offerings to address these trends. We believe that our complementary and flexible wholesale-retail platform is well-positioned to respond to and benefit from changing consumer trends in the footwear industry.
      Broad Portfolio of Established Brands. We have built a portfolio of well-known footwear brands with broad consumer appeal, and we support our owned and licensed brands with advertising and promotion. Each of our brands is targeted to a specific customer segment representing different styles and taste levels. According to NPD Group, our Naturalizer brand ranked number two and our LifeStride brand ranked number 11 in terms of dollar sales of women’s fashion footwear sold through U.S. department stores in 2004. Our licensed brands, including Dr. Scholl’s, Carlos by Carlos Santana and Bass, have strong brand awareness and broaden our consumer appeal. The Acquisition brought us the Via Spiga and Nickels Soft brands and long-term licenses for the Franco Sarto and Etienne Aigner brands. These brands enjoy strong consumer recognition, and we expect that they will strengthen our presence in the better and moderate categories and provide us with a presence in the bridge category.
      Strong Customer Relationships Across Multiple Channels. Our Wholesale Operations’ customers include department stores, national chain retailers, mass merchandisers and specialty footwear retailers. According to NPD Group, we ranked number two in terms of dollar sales of women’s fashion footwear sold through U.S. department stores in 2004. We have earned a strong reputation among our customers by consistently providing them with differentiated branded and private label footwear at competitive prices. We expect our acquisition of Bennett will broaden and strengthen our customer relationships, particularly with department stores, and will provide us with a presence in the bridge category. We believe that our strong and long-standing customer relationships will be an important component of our future success.
      Global Design and Sourcing Expertise. We believe that one of the key contributors to our success is our global design and sourcing expertise. We operate style centers in Italy and Brazil and employ over 50 design and product development professionals. We also operate a state-of-the-art sample making facility in China that we believe increases our speed to market for new styles and products. Our acquisition of Bennett will add design talent to our team and will provide us with an additional design center in New York. In addition, we have relationships with approximately 100 third-party independent footwear manufacturers, located primarily in China, Brazil and Italy, that we believe are capable of meeting our requirements for consistent quality, competitive prices and on-time delivery. We believe we are able to source footwear at various price levels throughout the world and shift sourcing to alternative countries, over time, based upon trade conditions, economic advantages, production capabilities and other factors.
      Experienced Management Team. Our management team is composed of seasoned retail and wholesale footwear industry executives. The nine members of our senior management team have an aggregate of more than 200 years of experience in the footwear industry and have worked for us for an average of more than 16 years. We believe that the addition of Bennett’s senior management team will further strengthen our management team.
Business Strategy
      By leveraging the above competitive strengths, we continue to pursue growth through various initiatives, including the following:
      Increase Differentiation and Expand Store Base at Famous Footwear. Our strategy is to establish Famous Footwear as a bridge between the mid-tier and department store/specialty retail channels and to grow our store base. We aim to accomplish this strategy by:

•	Working with our suppliers to provide compelling branded value-priced footwear, including current styles and exclusive offerings

•	Providing a convenient, consumer-oriented shopping experience

•	Reaching target consumers through innovative marketing, including in-store media campaigns

•	Opening new stores in targeted markets, including an expected 44 net new stores in fiscal 2005
      Grow Sales of our Brand Portfolio. We plan to increase sales of our owned and licensed brands, including those that will be added through the acquisition of Bennett, by:

•	Increasing the style component of our offerings and delivering compelling product to build brand preference

•	Continuing to add design talent to meet the changing demands of the consumer

•	Increasing floor space with our existing retail customers and penetrating new retail accounts

•	Developing specialty retail concepts around Bennett’s brands over time

•	Strengthening brand awareness among retailers and consumers through continued marketing and brand-building activities
      Expand our Portfolio of Brands. We will continue to evaluate opportunities to acquire or license new footwear brands that we expect will broaden our appeal to existing customers and allow us to expand to different segments of the footwear industry. We believe that the wholesale footwear sector is highly fragmented, and the recent consolidation activity in the retail sector will drive further consolidation among footwear companies, as retailers seek to purchase footwear from a reduced number of vendors. We believe that our acquisition of Bennett will strengthen our presence in the better and moderate categories, provide us with a presence in the bridge category, expand our retailer relationships and broaden our overall consumer appeal. We will continue to look to add new brands to our portfolio, and we believe that we are well-positioned to execute this strategy due to our strong market position and experienced management team.
      Increase Speed to Market. Over the past several years, we have focused on streamlining the Famous Footwear buying, merchandising and fulfillment functions with the goal of delivering fresher, more popular brands and styles to our customers. We have achieved the key objectives of these initiatives, which include delivering the right shoes at the right time to our customers, while increasing inventory turns, lowering inventory levels and improving our gross margin. We recently launched a multi-year initiative designed to enhance speed to market for our wholesale brands. By standardizing our product development processes, improving our capacity and demand planning and leveraging our test and learn environment, we aim to compress product lead times and provide our retail customers with trend-right footwear. We are committed to finding new opportunities to enhance our operations and increase speed to market.
      Improve Profitability at Specialty Retail. Our Naturalizer retail stores help to strengthen the Naturalizer brand and contribute to the profitability of our Naturalizer wholesale business. However, these stores have produced disappointing operating results. We intend to improve same store sales and profitability at our Naturalizer retail stores by:

•	Increasing the style component of the Naturalizer brand to focus on the younger, more active consumer and differentiate the brand

•	Enhancing our in-store merchandising and the Naturalizer retail shopping experience

•	Closing underperforming Naturalizer retail stores, including an expected 13 net stores in fiscal 2005
      We are currently conducting a strategic review of our alternatives with respect to our Specialty Retail segment and plan to conclude our review within the next two quarters.
THE EXCHANGE OFFER
      On April 22, 2005, we issued $150,000,000 aggregate principal amount of 8 3/4% Senior Notes due 2012, the original notes to which the exchange offer applies, to a group of initial purchasers in reliance on exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable securities laws. In connection with the sale of the original notes to the initial purchasers, we entered into a registration rights agreement pursuant to which we agreed, among other things, to deliver this prospectus to you, to commence this exchange offer and to use our commercially reasonable efforts to complete the exchange offer within 180 days of the issuance of the original notes. The summary below describes the principal terms and conditions of the exchange offer. Some of the terms and conditions described below are subject to important limitations and exceptions. See “The Exchange Offer” for a more detailed description of the terms and conditions of the exchange offer and “Description of the Exchange Notes” for a more detailed description of the terms of the exchange notes.

The Exchange Offer	We are offering to exchange up to $150,000,000 aggregate principal amount of our new 8 3/4% Senior Notes due 2012, which have been registered under the Securities Act, in exchange for your original notes. The form and terms of these exchange notes are identical in all material respects to the original notes. The exchange notes, however, will not contain transfer restrictions and registration rights applicable to the original notes.

To exchange your original notes, you must properly tender them, and we must accept them. We will accept and exchange all original notes that you validly tender and do not validly withdraw. We will issue registered exchange notes promptly after the expiration of the exchange offer.

Resale of exchange notes	Based on interpretations by the staff of the SEC as detailed in a series of no-action letters issued to third parties, we believe that, as long as you are not a broker-dealer, the exchange notes offered in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

• you are acquiring the exchange notes in the ordinary course of your business;

• you are not participating, do not intend to participate in and have no arrangement or understanding with any person to participate in a “distribution” of the exchange notes; and
• you are not an “affiliate” of ours within the meaning of Rule 405 of the Securities Act.

If any of these conditions is not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. Moreover, our belief that transfers of exchange notes would be permitted without registration or prospectus delivery under the conditions described above is based on SEC interpretations given to other, unrelated issuers in similar exchange offers. We cannot assure you that the SEC would make a similar interpretation with respect to our exchange offer. We will not be responsible for or indemnify you against any liability you may incur under the Securities Act.

Any broker-dealer that acquires exchange notes for its own account in exchange for original notes must represent that the original notes to be exchanged for the exchange notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the exchange notes. However, by so acknowledging and by delivering a prospectus, such participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. During the period ending 180 days after the consummation of the exchange offer, subject to extension in limited circumstances, a participating broker-dealer may use this prospectus for an offer to sell, a resale or other retransfer of exchange notes received in exchange for original notes which it acquired through market-making activities or other trading activities.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2005, unless we extend the expiration date.

Accrued Interest on the Exchange Notes and the Original Notes	The exchange notes will bear interest from the most recent date to which interest has been paid on the original notes or, if no interest has been paid, from the date of original issuance of the original notes. If your original notes are accepted for exchange, then you will receive interest on the exchange notes and not on the original notes. Any original notes not tendered will remain outstanding and continue to accrue interest according to their terms.

Conditions	The exchange offer is subject to customary conditions. We may assert or waive these conditions in our sole discretion. If we materially change the terms of the exchange offer, we will resolicit tenders of the original notes. See “The Exchange Offers — Conditions to the Exchange Offer” for more information regarding conditions to the exchange offer.

Procedures for Tendering Original Notes	Each holder of original notes that wishes to tender their original notes must either:
• complete, sign and date the accompanying letter of transmittal or a facsimile copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed, if required, and deliver the letter of transmittal, together with any other required documents (including the original notes), to the exchange agent; or
• if original notes are tendered pursuant to book-entry procedures, the tendering holder must deliver a completed and duly executed letter of transmittal or arrange with Depository Trust Company, or DTC, to cause an agent’s message to be transmitted with the required information (including a book-entry confirmation) to the exchange agent; or
• comply with the procedures set forth below under “— Guaranteed Delivery Procedures.”

Holders of original notes that tender original notes in the exchange offer must represent that the following are true:

• the holder is acquiring the exchange notes in the ordinary course of its business;
• the holder is not participating in, does not intend to participate in, and has no arrangement or understanding with any person to participate in a “distribution” of the exchange notes; and
• the holder is not an “affiliate” of us within the meaning of Rule 405 of the Securities Act.

Do not send letters of transmittal, certificates representing original notes or other documents to us or DTC. Send these documents only to the exchange agent at the appropriate address given in this prospectus and in the letter of transmittal. We could reject your tender of original notes if you tender them in a manner that does not comply with the instructions provided in this prospectus and the accompanying letter of transmittal. See “Risk Factors — There are significant consequences if you fail to exchange your original notes” for further information.

Special Procedures for Tenders by Beneficial Owners of Original Notes	If:

• you beneficially own original notes;
• those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee; and
• you wish to tender your original notes in the exchange offer,

please contact the registered holder as soon as possible and instruct it to tender on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.

Guaranteed Delivery Procedures	If you hold original notes in certificated form or if you own original notes in the form of a book-entry interest in a global note deposited with the trustee, as custodian for DTC, and you wish to tender those original notes but:

• your original notes are not immediately available;

• time will not permit you to deliver the required documents to the exchange agent by the expiration date; or
• you cannot complete the procedure for book-entry transfer on time,

you may tender your original notes pursuant to the procedures described in “The Exchange Offer — Procedures for Tendering Original Notes — Guaranteed Delivery.”

Withdrawal Rights	You may withdraw your tender of original notes under the exchange offer at any time before the exchange offer expires. Any withdrawal must be in accordance with the procedures described in “The Exchange Offer — Withdrawal Rights.”

Effect on Holders of Outstanding Original Notes	As a result of making this exchange offer, and upon acceptance for exchange of all validly tendered original notes, we will have fulfilled our obligations under the registration rights agreement. Accordingly, there will be no liquidated or other damages payable under the registration rights agreement if original notes were eligible for exchange, but not exchanged, in the exchange offer.

If you do not tender your original notes or we reject your tender, your original notes will remain outstanding and will be entitled to the benefits of the indenture governing the notes. Under such circumstances, you would not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Existing transfer restrictions would continue to apply to the original notes.

Any trading market for the original notes could be adversely affected if some but not all of the original notes are tendered and accepted in the exchange offer.

Material U.S. Federal Income and Estate Tax Consequences	Your exchange of original notes for exchange notes should not be treated as a taxable event for U.S. federal income tax purposes. See “Material U.S. Federal Income and Estate Tax Consequences.”

Use of Proceeds	We will not receive any proceeds from the exchange offer or the issuance of the exchange notes. The net proceeds from the issuance of the original notes, together with cash on hand and borrowings under our existing senior secured credit facility, were used to finance the Acquisition and to pay related fees and expenses.

Acceptance of Original Notes and Delivery of Original Notes	We will accept for exchange any and all original notes properly tendered prior to the expiration of the exchange offer. We will complete the exchange offer and issue the exchange notes promptly after the expiration date.

Exchange Agent	SunTrust Bank is serving as exchange agent for the exchange offer. The address and telephone number of the exchange agent are provided in this prospectus under “The Exchange Offer — Exchange Agent” and in the letter of transmittal.

SUMMARY OF TERMS OF EXCHANGE NOTES
      The form and terms of the exchange notes will be identical in all material respects to the form and terms of the original notes, except that the exchange notes:

•	will have been registered under the Securities Act;

•	will not bear restrictive legends restricting their transfer under the Securities Act;

•	will not be entitled to the registration rights that apply to the original notes; and

•	will not contain provisions relating to an increase in the interest rate borne by the original notes under circumstances related to the timing of the exchange offer.
      The exchange notes represent the same debt as the original notes and are governed by the same indenture, which is governed by New York law. A brief description of the material terms of the exchange notes follows:

Issuer	Brown Shoe Company, Inc.

Securities	$150.0 million in principal amount of senior notes due 2012.

Maturity	May 1, 2012.

Interest	Annual rate: 8 3/4%. Payment frequency: every six months on May 1 and November 1. First payment: November 1, 2005.

Ranking	The exchange notes will be general unsecured unsubordinated obligations of Brown Shoe Company, Inc. Accordingly, they will rank:

• equally with all of its existing and future unsecured unsubordinated debt;

• effectively subordinated to its existing and future secured debt to the extent of the assets securing such debt, including all borrowings under our existing senior secured credit facility;

• ahead of any of its future subordinated debt; and

• structurally behind all of the liabilities of its subsidiaries that are not guarantors, including trade payables.

Assuming we had completed the Transactions on January 29, 2005, we would have had $299.8 million of debt outstanding, $149.8 million of which would have been secured debt, and our subsidiaries that are not guaranteeing the exchange notes would have had liabilities of $41.0 million.

Guarantees	The exchange notes will be initially guaranteed on a senior unsecured basis by each of our restricted subsidiaries that is an obligor under our existing senior secured credit facility.

The guarantees will be general unsecured unsubordinated obligations of the guarantors. Accordingly, they will rank equally with all unsecured unsubordinated debt of the guarantors, effectively behind all secured debt of the guarantors to the extent of the assets securing such debt (including the guarantees by the guarantors of obligations under our existing senior secured credit facility), and ahead of all future subordinated debt of the guarantors.

Optional Redemption	We may redeem the exchange notes, in whole or in part, at any time on or after May 1, 2009 at the redemption prices described in the section “Description of the Exchange Notes — Optional Redemption,” plus accrued and unpaid interest.

In addition, on or before May 1, 2008, we may redeem up to 35% of the exchange notes with the net cash proceeds from certain equity offerings at the redemption price listed in “Description of the Exchange Notes — Optional Redemption.” However, we may only make such redemptions if at least 65% of the aggregate principal amount of exchange notes issued under the indenture remains outstanding immediately after the occurrence of such redemption.

Change of Control	If we experience specific kinds of changes in control, we must offer to purchase the exchange notes at 101% of their face amount, plus accrued interest.

Certain Covenants	The indenture governing the exchange notes will, among other things, limit our ability and the ability of our restricted subsidiaries to:

• borrow money or sell preferred stock;

• create liens;

• pay dividends on or redeem or repurchase stock;

• make certain types of investments;

• sell stock in our restricted subsidiaries;

• restrict dividends or other payments from subsidiaries;

• enter into transactions with affiliates;

• issue guarantees of debt; and

• sell assets or merge with other companies.

These covenants contain important exceptions, limitations and qualifications. For more details, see “Description of the Exchange Notes.”

Absence of an Established Public Market for the Exchange Notes	The original notes are presently eligible for trading through the PORTAL® Market of the Nasdaq Stock Market, Inc., but the exchange notes will be new securities for which there is currently no market. We do not intend to apply for a listing of the exchange notes on any securities exchange or for quotation on the Nasdaq National Market. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop or be maintained.
      You should refer to “Risk Factors” beginning on page 16 for an explanation of certain risks before deciding to participate in the exchange offer.

SUMMARY FINANCIAL DATA FOR BROWN SHOE
      Our summary financial data presented below for and as of the end of each of the last three fiscal years are derived from our audited consolidated financial statements. This information is only a summary and should be read in conjunction with “Selected Historical Financial Data for Brown Shoe,” our audited consolidated financial statements and notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Brown Shoe” included elsewhere in this prospectus.
      All data other than data as of, and for the fiscal year ended, January 29, 2005 have been restated to correct our treatment of certain lease accounting issues. See Note 2 to the Brown Shoe audited consolidated financial statements for further details.

	Fiscal Years Ended(1)

	February 1,	January 31,	January 29,
	2003	2004	2005

	(dollars in millions)
Statement of Earnings Data:
Net sales	$1,841.4	$1,832.1	$1,941.8
Cost of goods sold	1,100.6	1,073.4	1,157.4

Gross profit	740.8	758.7	784.4
Selling and administrative expenses	669.1	682.7	720.0
Provision for environmental litigation costs	—	3.1	0.6

Operating earnings	71.7	72.9	63.8
Interest expense, net	(11.9)	(9.3)	(7.5)

Earnings before income taxes	59.8	63.6	56.3
Income tax provision	(15.6)	(17.4)	(13.0)

Net earnings	$44.2	$46.2	$43.3

Other Financial Data:
Net cash provided by (used in)
Operating activities	$110.3	$93.4	$53.3
Investing activities	(32.1)	(34.6)	(46.1)
Financing activities	(68.8)	(35.2)	16.5
Depreciation and amortization	28.8	30.7	31.9
Capital expenditures	32.2	35.1	46.2
Ratio of earnings to fixed charges(2)	2.68	2.88	2.70
Pro forma ratio of earnings to fixed charges(2)(3)			2.01
Balance Sheet Data (at end of period):
Cash and cash equivalents	$32.1	$55.7	$79.4
Working capital	241.7	292.4	281.3
Total assets	735.1	739.1	846.1
Total debt	152.5	119.5	142.0
Total shareholders’ equity	292.2	350.1	391.3
Operating Data:
Number of stores (at end of period):
Famous Footwear	918	893	919
Specialty Retail	389	378	375
Same store sales change(4):
Famous Footwear	(1.3)%	(2.4)%	0.8%
Specialty Retail	0.7%	(0.8)%	(1.7)%

(1)	All fiscal years include 52 weeks.

(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes and fixed charges, and fixed charges consist of interest expense, amortization of debt issuance costs and operating lease interest.

(3)	Assumes the Transactions were consummated on February 1, 2004.

(4)	Same store sales changes are calculated by comparing the sales in stores that have been open at least 13 months. This method avoids the distorting effect that grand opening sales have in the first month of operation. Relocated stores are treated as new stores. Closed stores are excluded from the calculation. Same store sales is not a measure of financial performance under GAAP. Same store sales is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies.

SUMMARY FINANCIAL DATA FOR BENNETT
      The summary financial data for Bennett presented below for and as of the end of each of the last three fiscal years are derived from Bennett’s audited consolidated financial statements. This information is only a summary and should be read in conjunction with “Selected Historical Financial Data for Bennett,” Bennett’s audited consolidated financial statements and notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Bennett” included elsewhere in this prospectus.

	Fiscal Years Ended
	December 31,

	2002	2003	2004

	(dollars in millions)
Statement of Income Data:
Net product revenue	$97.8	$113.1	$189.6
Cost of product revenue	68.4	81.3	136.4
Commission and license income	12.2	13.4	18.1

Gross profit	41.6	45.2	71.3
Selling and marketing expenses	10.8	12.2	22.9
General and administrative expenses	15.5	19.7	28.7

Income from operations	15.3	13.3	19.7
Interest expense	(1.0)	(1.2)	(2.4)
Other expense, net	—	(0.3)	(0.8)

Income before income taxes	14.3	11.8	16.5
Provision for income taxes	(0.6)	(0.7)	(0.7)

Net income	$13.7	$11.1	$15.8

Other Financial Data:
Net cash provided by (used in)
Operating activities	$15.1	$11.9	$8.1
Investing activities	(0.8)	(9.0)	(16.2)
Financing activities	(14.4)	(2.9)	9.0
Depreciation and amortization	0.5	0.6	1.5
Capital expenditures	0.8	0.2	1.1
Balance Sheet Data (at end of period):
Cash and cash equivalents		$—	$0.9
Working capital		8.5	18.8
Total assets		43.8	78.0
Total debt		26.1	42.7
Total members’ equity		2.7	20.3

SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
      The following table sets forth summary unaudited pro forma condensed consolidated financial data for Brown Shoe, giving effect to the Transactions as if they had occurred on the dates indicated below and after giving effect to the pro forma adjustments. The unaudited pro forma condensed consolidated statement of earnings for the fiscal year ended January 29, 2005 has been derived from Brown Shoe’s audited statement of earnings for Brown Shoe’s fiscal 2004 and Bennett’s audited statement of income for Bennett’s fiscal 2004 and gives effect to the consummation of the Transactions as if they had occurred on February 1, 2004. The unaudited pro forma condensed consolidated balance sheet as of January 29, 2005 has been derived from Brown Shoe’s audited balance sheet as of January 29, 2005 and Bennett’s audited balance sheet as of December 31, 2004, adjusted to give effect to the Transactions as if they occurred on January 29, 2005. The pro forma adjustments are based upon available information and certain assumptions that we consider reasonable. The pro forma results of operations are not necessarily indicative of the results of operations that would have been achieved had the transactions reflected therein been consummated on the date indicated or that will be achieved in the future. We have presented the pro forma condensed consolidated statement of earnings for our fiscal 2004 because we believe investors may find such data to be a useful measure of our recent operating performance.
      The unaudited pro forma condensed consolidated financial data below are only a summary and should be read in conjunction with “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Selected Historical Financial Data for Brown Shoe,” “Selected Historical Financial Data for Bennett,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Brown Shoe’s and Bennett’s audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Fiscal Year Ended
January 29, 2005

(dollars in millions)
Statement of Earnings Data:
Net sales	$2,148.4
Cost of goods sold	1,296.6

Gross profit	851.8
Selling, administrative and other expenses	778.4

Operating earnings	73.4
Interest expense, net	(23.7)

Earnings before income taxes	49.7
Income tax provision	(20.1)

Net earnings	$29.6

Balance Sheet Data (at end of period):
Cash and cash equivalents	$18.7
Working capital	266.1
Total assets	1,018.2
Total debt(1)	299.8
Total shareholders’ equity	381.0
Other Financial Data:
Depreciation and amortization	$38.8
Capital expenditures	47.3

(1)	Total debt is defined as long-term debt plus current maturities of long-term debt.

RISK FACTORS
      You should carefully consider each of the following risks and all of the other information included or incorporated by reference in this prospectus before deciding to participate in the exchange offer described in this prospectus. Some of the following risks relate principally to your participation or failure to participate in the exchange offer and ownership of our exchange notes. Other risks relate principally to our business in general and the industry in which we operate. Our business, financial condition or results of operations could be materially adversely affected due to any of these risks.
Risks Relating to the Exchange Offer

There are significant consequences if you fail to exchange your original notes.
      We did not register the original notes under the Securities Act or any state securities laws, nor do we intend to do so after the exchange offer. As a result, the original notes may only be transferred in limited circumstances under the securities laws. If you do not exchange your original notes in the exchange offer, you will lose your right to have the original notes registered under the Securities Act, subject to certain limitations. If you continue to hold original notes after the exchange offer, you may be unable to sell the original notes. Original notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to existing restrictions.

You cannot be sure that an active trading market for the exchange notes will develop.
      While the original notes are presently eligible for trading in the PORTAL® Market, there is no existing market for the exchange notes. We do not intend to apply for a listing of the exchange notes on any securities exchange. We do not know if an active public market for the exchange notes will develop or, if developed, will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the exchange notes may be adversely affected. We cannot make any assurances regarding the liquidity of the market for the exchange notes, the ability of holders to sell their exchange notes or the price at which holders may sell their exchange notes. In addition, the liquidity and the market price of the exchange notes may be adversely affected by changes in the overall market for securities similar to the exchange notes, by changes in our financial performance or prospects and by changes in conditions in our industry.

You must follow the appropriate procedures to tender your original notes or they will not be exchanged.
      The exchange notes will be issued in exchange for the original notes only after timely receipt by the exchange agent of the original notes or a book-entry confirmation related thereto, a properly completed and executed letter of transmittal or an agent’s message and all other required documentation. If you want to tender your original notes in exchange for exchange notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent are under any duty to give you notification of defects or irregularities with respect to tenders of original notes for exchange. Original notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to the existing transfer restrictions. In addition, if you tender the original notes in the exchange offer to participate in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For additional information, please refer to the sections entitled “The Exchange Offer” and “Plan of Distribution” later in this prospectus.
Risks Relating to the Notes

Our substantial debt could adversely affect our cash flow and prevent us from fulfilling our obligations under the notes.
      We have now, and will continue to have after the offering, a significant amount of debt. As of January 29, 2005, assuming we had completed the Transactions, we would have had $299.8 million of total debt.

      Our substantial amount of debt could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations under the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital and other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared with competitors that have less debt; and

•	limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.
      In addition, borrowings under our existing senior secured credit facility bear interest at variable rates. If market interest rates increase, we will have higher debt service requirements, which could adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.
Despite our current levels of debt, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial debt.
      We may be able to incur additional debt in the future. The terms of our existing senior secured credit facility and the indenture governing the notes will allow us to incur substantial amounts of additional debt, subject to certain limitations. As of January 29, 2005, assuming we had completed the Transactions, our existing senior secured credit facility would have permitted additional borrowings of up to $182.4 million. If new debt is added to our current debt levels, the related risks we could face would be magnified.
Although these notes are referred to as “senior notes,” they will be effectively subordinated to our and the subsidiary guarantors’ secured debt.
      The notes, and each guarantee of the notes, are unsecured and therefore will be effectively subordinated to any secured debt that we, or the relevant guarantor, may incur to the extent of the assets securing such debt. In the event of a bankruptcy or similar proceeding involving us or a guarantor, the assets which serve as collateral for any secured debt will be available to satisfy the obligations under the secured debt before any payments are made on the notes. As of January 29, 2005, assuming we had completed the Transactions, we would have had $149.8 million of secured debt outstanding, all of which would have been secured debt under our existing senior secured credit facility, and up to $182.4 million of additional availability under our existing senior secured credit facility. The notes will be effectively subordinated to any borrowings under our existing senior secured credit facility and future secured debt. See “Description of Certain Indebtedness.” The indenture governing the notes will allow us to incur a substantial amount of additional secured debt.
Not all of our subsidiaries will guarantee the notes, and the assets of our non-guarantor subsidiaries may not be available to make payments on the notes.
      The guarantors of the notes will not include all of our subsidiaries. In particular, our Shoes.com, Inc. subsidiary, our foreign subsidiaries (other than Brown Shoe Company of Canada Ltd), our inactive domestic subsidiaries and all of our future unrestricted subsidiaries will not guarantee the notes. Payments on the notes are only required to be made by us and the subsidiary guarantors. As a result, no payments are required to be made from assets of subsidiaries that do not guarantee the notes, unless those assets are transferred by dividend or otherwise to us or a subsidiary guarantor. In 2004, our non-guarantor subsidiaries had net sales of $278.8 million, or 13.0% of our pro forma consolidated net sales for such period, and earnings before income taxes of $23.0 million, or 46.3% of our pro forma consolidated earnings before income taxes for such period. At January 29, 2005, our non-guarantor subsidiaries had total assets of $118.4 million.

      In the event that any non-guarantor subsidiary becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its debt and its trade creditors generally will be entitled to payment on their claims from the assets of that subsidiary before any of those assets are made available to us. Consequently, your claims in respect of the notes will be effectively subordinated to all of the liabilities of our non-guarantor subsidiaries, including trade payables. As of January 29, 2005, our non-guarantor subsidiaries had $41.0 million of liabilities.
To service our debt, we will require a significant amount of cash, which may not be available to us.
      Our ability to make payments on, or repay or refinance, our debt, including the notes, and to fund planned capital expenditures, will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in our existing senior secured credit facility and our other debt agreements, including the indenture governing the notes, and other agreements we may enter into in the future. Specifically, our ability to borrow under our existing senior secured credit facility is limited to the sum of a specified percentage of eligible accounts receivable and inventory, less applicable reserves. In addition, if excess availability under this facility falls below $25.0 million, we will be subject to minimum fixed charge coverage ratio requirements. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our existing senior secured credit facility or from other sources in an amount sufficient to enable us to pay our debt, including the notes, or to fund our other liquidity needs.
      In addition, prior to the repayment of the notes, we will be required to refinance our existing senior secured credit facility. We cannot assure you that we will be able to refinance any of our debt, including our existing senior secured credit facility, on commercially reasonable terms or at all. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as:

•	sales of assets;

•	sales of equity; and/or

•	negotiations with our lenders to restructure the applicable debt.
      Our existing senior secured credit agreement, any future credit agreements we may enter into from time to time and the indenture governing the notes may restrict, or market or business conditions may limit, our ability to do some of these things.
The agreements governing our debt, including the notes and our existing senior secured credit facility, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the notes.
      Our existing agreements impose and future financing agreements are likely to impose, operating and financial restrictions on our activities. These restrictions require us, under certain circumstances, to maintain a minimum fixed charge coverage ratio, and limit or prohibit our ability to, among other things:

•	incur additional debt and issue preferred stock;

•	create liens;

•	redeem and/or prepay certain debt;

•	pay dividends on our stock or repurchase stock;

•	make certain investments;

•	engage in specified sales of assets;

•	enter into transactions with affiliates;

•	enter new lines of business;

•	engage in consolidations, mergers and acquisitions;

•	make certain capital expenditures; and

•	restrict our subsidiaries’ ability to pay dividends and make other distributions.
      These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities. See “Description of Certain Indebtedness.”
      Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain these financial ratios. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the notes. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.
The guarantees may not be enforceable because of fraudulent conveyance laws.
      The guarantors’ guarantees of the notes may be subject to review under federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy lawsuit is commenced by or on behalf of our or the guarantors’ unpaid creditors. Under these laws, if in such a lawsuit a court were to find that, at the time a guarantor incurred debt (including debt represented by the guarantee), such guarantor:

•	incurred this debt with the intent of hindering, delaying or defrauding current or future creditors; or

•	received less than reasonably equivalent value or fair consideration for incurring this debt and the guarantor:

•	was insolvent or was rendered insolvent by reason of the related financing transactions;

•	was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay these debts as they mature, as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes, then the court could void the guarantee or subordinate the amounts owing under the guarantee to the guarantor’s presently existing or future debt or take other actions detrimental to you.
      The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, an entity would be considered insolvent if, at the time it incurred the debt or issued the guarantee:

•	it could not pay its debts or contingent liabilities as they become due;

•	the sum of its debts, including contingent liabilities, is greater than its assets, at fair valuation; or

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and mature.
      If a guarantee is voided as a fraudulent conveyance or found to be unenforceable for any other reason, you will not have a claim against that obligor and will only be our creditor or that of any guarantor whose obligation was not set aside or found to be unenforceable. In addition, the loss of a guarantee will constitute a default under the indenture, which default would cause all outstanding notes to become immediately due and payable.

      We believe that, at the time the guarantors initially incur the debt represented by the guarantees, the guarantors:

•	will not be insolvent or rendered insolvent by the incurrence;

•	will have sufficient capital to run our or their businesses effectively; and

•	will be able to pay obligations on the notes and the guarantees as they mature or become due.
      In reaching the foregoing conclusions we have relied upon our analyses of internal cash flow projections and estimated values of the assets and liabilities of the guarantors. In addition, we have relied on a limitation to be contained in the guarantors’ guarantees that limits each guarantee as necessary to prevent it from constituting a fraudulent conveyance under applicable law. However, a court passing on these questions might not reach the same conclusions.

We may be unable to make a change of control offer required by the indenture governing the notes, which would cause defaults under the indenture governing the notes, our existing senior secured credit facility and our other financing arrangements.
      The terms of the notes will require us to make an offer to repurchase the notes upon the occurrence of a change of control at a purchase price equal to 101% of the principal amount of the notes, plus accrued interest to the date of the purchase. The terms of our existing senior secured credit facility will require, and other financing arrangements may require, repayment of amounts outstanding in the event of a change of control and limit our ability to fund the repurchase of your notes in certain circumstances. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our existing senior secured credit facility and other financing agreements will not allow the repurchases. See “Description of the Exchange Notes — Repurchase at the Option of Holders — Change of Control.”
Risks Relating to Our Business

We face risks relating to competition and changes in consumer preferences.
      Competition is intense in the footwear industry. Certain of our competitors are larger and have substantially greater resources than we do. Our success depends upon our ability to remain competitive in the areas of style, price and quality, among others, and in part on our ability to anticipate and respond to changing merchandise and fashion trends and consumer preferences and demands in a timely manner. If we fail to gauge the fashion tastes of consumers, differentiate and effectively market our products or build inventory for products that are not accepted by consumers, this could adversely affect our sales or profit margins. If that occurs, we may have substantial unsold inventory that we may have to mark down in order to sell, which would adversely affect our business and results of operations. Competition in the retail footwear industry has been impacted by retailers aggressively competing on the basis of price. Accordingly, there has been competitive pressure on us to keep our selling prices low. If we are unable to respond effectively to these competitive pressures, our business and results of operations will be adversely affected.
      Furthermore, consumer preferences and purchasing patterns may be influenced by consumers’ disposable income. Consequently, the success of our operations may depend to a significant extent upon a number of factors affecting disposable income, including general economic conditions and factors such as employment, business conditions, consumer confidence, interest rates and taxation.

We rely on foreign sources of production.
      General. We rely entirely on broad-based foreign sourcing for our footwear products. We source footwear products from independent third-party manufacturing facilities located in China and Brazil and to a lesser extent from Italy, Vietnam and other countries. Typically, we are a major customer of these third-party manufacturing facilities. However, there is substantial competition in the footwear industry for quality footwear manufacturers. We believe our relationships with such third-party manufacturing facilities provide us with a competitive advantage; thus, our future results will partly depend on maintaining our close working relationships with our principal manufacturers.
      As is common in the industry, we do not have any long-term contracts with our independent third-party foreign manufacturers. We cannot ensure that we will not experience difficulties with such manufacturers, including reduction in the availability of production capacity, failure to meet production deadlines, deterioration in quality or increases in manufacturing costs. Foreign manufacturing is subject to a number of risks, including work stoppages, transportation delays and interruptions, political instability, expropriation, nationalization, foreign currency fluctuations, changing economic conditions, the imposition of tariffs, import and export controls and other non-tariff barriers and changes in governmental policies.
      We cannot predict whether additional United States or foreign customs quotas, duties, taxes or other changes or restrictions will be imposed upon the importation of non-domestically produced products in the future or what effect such actions could have on our business, financial condition or results of operations.
      Further, our products depend on the availability of leather. Any significant shortage of quantities or increases in the cost of leather or other resources used to produce our products could have a material adverse effect on our business and results of operations.
      China. We rely heavily on independent third-party manufacturing facilities located in China. In fiscal 2004, approximately 80% of the footwear we sourced was from manufacturers in China. Historically, the trade relationship between the United States and China has not had a material adverse effect on our business, financial condition or results of operations. There have been, however, and may in the future be, threats to the trade relationships between the United States and China, including threats by the United States to limit trade relations with China. There can be no assurance the trade relationship between the United States and China will not worsen, and if it does worsen, there can be no assurance our business, financial condition or results of operations will not be materially adversely affected thereby. Further, we cannot predict the effect that changes in the economic and political conditions in China could have on the economics of doing business with Chinese manufacturers. For example, manufacturing capacity in China may shift from footwear to other industries with manufacturing margins that are perceived to be higher. Although we believe we could find alternative manufacturing sources for those products we currently source from China through our existing relationships with independent third-party manufacturing facilities in other countries, the loss of a substantial portion of our Chinese manufacturing capacity would have a material adverse effect on the Company.
      Currency. Although we purchase products from certain foreign manufacturers in United States dollars and otherwise engage in foreign currency hedging transactions, we cannot ensure that we will not experience cost variations with respect to exchange rate changes. The value of Chinese Yuan is currently pegged to the U.S. dollar. If the Chinese government decides to revalue the Yuan or allows its valuation to float against the U.S. dollar, such an action could adversely impact our business and financial results.

We face risks relating to customer concentration.
      Our wholesale customers include department stores, national chains and mass merchandisers. Several of our customers operate multiple department store divisions. Further, we often sell multiple brands and licensed and private label footwear to these same department stores, national chain retailers and mass merchandisers. While we believe purchasing decisions in many cases are made independently by the buyers and merchandisers of each of the customers, a decision by our customers that operate multiple department stores, national chains and/or mass merchandisers or any other significant customer to decrease the amount of footwear products purchased from us could have a material adverse effect on our business, financial condition or results of operations.
      The retail industry has recently experienced consolidation. If this trend continues, our customers will likely seek more favorable terms, including pricing, for their purchases of our products, which could limit our ability to raise prices, in turn limiting our ability to recoup raw material or other cost increases. Sales on terms less favorable to us than our current terms will have an adverse effect on our profitability. In addition, consolidation could lead to a decrease in the number of stores that carry our products. Consolidation could also lead to larger retailers deciding to source their products directly from manufacturers overseas and ceasing to rely on wholesalers. If such retailers are successful in meeting their footwear needs directly through sourcing from overseas, this would have a material adverse effect on our business and results of operations.

We may not realize some of the expected benefits of the acquisition of Bennett.
      We believe that our acquisition of Bennett will be highly complementary to and further strengthen our portfolio of footwear brands, augment our offerings to our existing customers and expand our customer base. We also expect to benefit from the addition of the senior management team at Bennett. However, we may be unable to take advantage of these opportunities, as existing licensors of Bennett brands may seek to terminate existing licensing agreements they have with Bennett, existing customers of Bennett may reduce or cease doing business with the combined company altogether, and members of Bennett’s senior management team may decide not to stay with Brown Shoe. We received a letter dated April 11, 2005 from Aigner Group, Inc., the parent of the licensor of the Etienne Aigner brand to Bennett, in which Aigner Group, Inc. claimed and reserved the right to terminate the license agreement as a result of the Acquisition. We do not believe that Aigner Group, Inc. has any such right to termination and intend to enforce our rights under the license agreement; however, there can be no assurance that we will continue to sell Etienne Aigner branded products on the same terms as Bennett did prior to the Acquisition or at all.

We intend to make other strategic acquisitions of businesses which may not be successfully integrated into our existing business.
      We intend to pursue increased market penetration through additional strategic acquisitions. We cannot assure you that we will identify suitable acquisition candidates, that acquisitions will be completed on acceptable terms or that we will be able to successfully integrate the operations of any acquired business into our existing business. Such acquisitions could be of significant size and involve either domestic or international parties. To acquire and integrate a separate organization would divert management attention from other business activities. This diversion, together with other difficulties we may encounter in integrating an acquired business, could have a material adverse effect on our business, financial condition and results of operations. In addition, we may need to borrow money to finance acquisitions, which would increase our leverage. Such funds might not be available on terms as favorable to us as our current borrowing terms or at all.
      A business combination involves the integration of two companies that previously have operated independently, which is a complex, costly and time-consuming process. The difficulties of combining the companies’ operations include, among other things:

•	the necessity of coordinating geographically disparate organizations, systems and facilities;

•	assimilating and retaining employees with diverse business backgrounds;

•	consolidating corporate and administrative functions;

•	limiting the diversion of management resources necessary to facilitate the integration;

•	implementing compatible information and communication systems, as well as common operating procedures;

•	creating compatible financial controls and comparable human resource management practices;

•	coordinating sales and marketing functions;

•	maintaining customer care services and retaining key customers;

•	expenses of any undisclosed or potential legal liabilities;

•	retaining key management and employees; and

•	preserving the collaboration, licensing, distribution, marketing, promotion and other important relationships of each company.
      The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the combined company’s business and the loss of key personnel. The diversion of management’s attention, any delays or difficulties encountered in connection with the business combination and the integration of the two companies’ operations or the costs associated with these activities could harm the business, results of operations, financial condition or prospects of the combined company.

We face risks relating to our licensed and owned intellectual property.
      Licenses. The success of our Wholesale Operations division has to date been due, in part, to our ability to attract and retain licensors which have strong, well-recognized brands and trademarks. Our license agreements are generally for an initial term of two to three years, subject to renewal, but even where we have longer-term licenses or have an option to renew a license, such agreements are dependent upon us achieving certain results in marketing the licensed products. While we believe we will generally be able to renew our existing licenses and obtain new licenses in the future, there can be no assurance we will be able to renew our current licenses or obtain new licenses to replace lost licenses. Furthermore, certain of our license agreements are not exclusive, and new or existing competitors may obtain similar licenses. In addition, licensors of the Bennett brands may seek to terminate their license agreements as a result of the Acquisition, as discussed above.
      Trademarks. We believe that our trademarks and trade names are important to our business and are generally sufficient to permit us to carry on our business as presently conducted and planned. We cannot, however, know whether we will be able to secure protection for our intellectual property in the future or if that protection will be adequate for future operations. Further, we face the risk of ineffective protection of intellectual property rights in jurisdictions where we source and distribute our products. We also cannot be certain that our activities do not infringe on the proprietary rights of others. If we are compelled to prosecute infringing parties, defend our intellectual property or defend ourselves from intellectual property claims made by others, we may face significant expenses and liability.

We are dependent on leased locations.
      Our Famous Footwear and Specialty Retail divisions operate chains of footwear stores. We lease all of these stores. Accordingly, the success of our operations, in part, is dependent on our ability to secure affordable, long-term leases in desirable locations and to secure renewals of such leases. Although we believe that our current leases can be renewed on acceptable terms, no assurance can be given that we will be able to successfully negotiate lease renewals on existing stores or to obtain similar terms for new stores in desirable locations, and the failure to do so could have an adverse effect on our business, financial condition and results of operations.

We are dependent on major branded suppliers.
      Our Famous Footwear retail chain purchases a substantial portion of our footwear products from major branded suppliers. While we believe our relationships with our current suppliers are good, the loss of any of our major suppliers and product developed exclusively for Famous Footwear could have a material adverse effect on our business, financial condition and results of operations. As is common in the industry, we do not have any long-term contracts with our suppliers. In addition, the success of our financial performance is dependent on the ability of Famous Footwear to obtain products from its suppliers on a timely basis and on acceptable terms.

We are subject to periodic litigation and other regulatory proceedings.
      We are a defendant from time to time in lawsuits and regulatory actions relating to our business. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on our business, financial condition and results of operations. In addition, regardless of the outcome of any litigation or regulatory proceedings, such proceedings are expensive and will require that we devote substantial resources and executive time to defend the Company.

THE TRANSACTIONS
The Acquisition
      On April 22, 2005, we completed our previously announced acquisition of Bennett for $205 million in cash, less indebtedness of Bennett repaid by us at closing of $35.7 million and subject to a post-closing adjustment based on net equity, plus potential earnout payments of up to $42.5 million.
The Offering of the Original Notes and the Exchange Offer
      In connection with the Acquisition, we completed the private placement of $150,000,000 of our 8 3/4% Senior Notes due 2012 on April 22, 2005, which are guaranteed by each of our restricted subsidiaries that is an obligor under our existing senior secured credit facility. The proceeds from the offering of the original notes, together with cash on hand and borrowings under our existing senior secured credit facility, were used to finance the Acquisition and to pay related fees and expenses.
      The original notes are, and the exchange notes we are offering in the exchange offer will be, guaranteed by each of our restricted subsidiaries that is an obligor under our existing senior secured credit facility. Simultaneously with the private placement of the original notes, the subsidiary guarantors and Brown Shoe entered into a registration rights agreement on April 22, 2005 with the initial purchasers of the original notes. Under the registration rights agreement, we must file the registration statement on or before July 21, 2005, use our commercially reasonable efforts to cause such registration statement to become effective no later than October 27, 2005, and, when such registration statement is effective, deliver this prospectus to the holders of the original notes. We must use our commercially reasonable efforts to complete the exchange offer on or before the date that is 180 business days after the effective date of such registration statement. If we do not meet our obligations under the registration statement, we must pay liquidated damages to the holders of the original notes until we have cured our default. Pursuant to the exchange offer, you may exchange your original notes for exchange notes, which have substantially the same terms as the original notes. You should read the discussion under the heading “Summary — The Exchange Notes” and “Description of the Exchange Notes” for further information regarding the exchange notes.
USE OF PROCEEDS
      We will not receive any proceeds from the exchange offer. Because the exchange notes have substantially identical terms as the original notes, the issuance of the exchange notes will not result in any increase in our indebtedness. The exchange offer is intended to satisfy our obligations under the registration rights agreement. Gross proceeds from the offering of the original notes were approximately $145 million, after deducting the initial purchasers’ discount and certain offering expenses. We used the proceeds from the sale of the original notes, together with cash on hand and borrowings under our existing senior secured credit facility, to finance the Acquisition and pay related fees and expenses.

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and capitalization as of January 29, 2005 (i) on an actual basis and (ii) on a pro forma basis after giving effect to the Transactions as if they had occurred on January 29, 2005. This information should be read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Brown Shoe’s and Bennett’s audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

	January 29, 2005

	Actual	Pro Forma

	(dollars in millions)
Cash and cash equivalents	$79.4	$18.7

Total debt
Existing senior secured credit facility(1)	$142.0	$149.8
8 3/4% Senior notes due 2012	—	150.0

Total debt	142.0	299.8
Total shareholders’ equity	391.3	381.0

Total capitalization	$533.3	$680.8

(1)	Our existing senior secured credit facility provides for up to $350.0 million of revolving borrowings, subject to the calculated borrowing base restrictions. See “Description of Certain Indebtedness.” Following consummation of the Acquisition, the borrowing base includes eligible accounts receivable and inventory of Bennett, as defined in our existing senior secured credit facility. After giving effect to the Transactions, as of January 29, 2005, we would have had $17.8 million of outstanding letters of credit and $182.4 million available for borrowing under our existing senior secured credit facility.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
      The following unaudited pro forma condensed consolidated financial data for Brown Shoe give effect to the Transactions, as if they had occurred on the dates indicated below and after giving effect to the pro forma adjustments. The unaudited pro forma condensed consolidated statement of earnings for the fiscal year ended January 29, 2005 has been derived from Brown Shoe’s audited statement of earnings for Brown Shoe’s fiscal 2004, ending January 29, 2005, and Bennett’s audited statement of income for Bennett’s fiscal 2004, ending December 31, 2004, and gives effect to the consummation of the Transactions, as if they had occurred on February 1, 2004. The unaudited pro forma condensed consolidated balance sheet as of January 29, 2005 has been derived from Brown Shoe’s audited balance sheet as of January 29, 2005 and Bennett’s audited balance sheet as of December 31, 2004, adjusted to give effect to the Transactions as if they occurred on January 29, 2005.
      The pro forma adjustments are based upon available information and certain assumptions that we consider reasonable. The pro forma results of operations are not necessarily indicative of the results of operations that would have been achieved had the transactions reflected therein been consummated on the date indicated or that will be achieved in the future. The unaudited pro forma condensed consolidated financial data are based on preliminary estimates and assumptions set forth in the accompanying notes. Pro forma adjustments are necessary to reflect the estimated purchase price and to adjust amounts related to Bennett’s assets and liabilities to a preliminary estimate of their fair values. Pro forma adjustments are also necessary to reflect the changes in depreciation and amortization expense resulting from fair value adjustments to assets, interest expense due to the new debt structure, income taxes due to the repatriation of cash, and the taxation of Bennett’s income as a result of the Transactions, as well as the effects related to such pro forma adjustments.
      The pro forma adjustments and allocation of purchase price are preliminary and are based on our estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. This final valuation will be based on the actual assets and liabilities of Bennett that existed as of the date of the completion of the Transactions. Any final adjustments may materially change the allocation of the purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a significant change to the unaudited pro forma condensed consolidated financial data.
      We have presented the pro forma condensed consolidated statement of earnings for the fiscal year ended January 29, 2005 because we believe investors may find such data to be a useful measure of our recent operating performance.
      The unaudited pro forma condensed consolidated financial data should be read in conjunction with “Selected Historical Financial Data for Brown Shoe,” “Selected Historical Financial Data for Bennett,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Brown Shoe’s and Bennett’s audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Balance Sheet
January 29, 2005
(in millions)

					Brown Shoe
					Pro Forma
	Historical	Historical	Pro Forma		Condensed
	Brown Shoe	Bennett	Adjustments		Consolidated

Assets
Current Assets
Cash and cash equivalents	$79.4	$0.9	$(61.6	)(a)	$18.7
Receivables, net of allowances	97.5	29.2	—		126.7
Inventories	421.4	33.4	3.8	(b)	458.6
Deferred income taxes	12.4	—	—		12.4
Prepaid expenses and other current assets	12.1	1.1	—		13.2

Total current assets	622.8	64.6	(57.8)		629.6

Prepaid pension costs	55.9	—	—		55.9
Other assets	31.5	1.1	(0.4	)(c)	32.2
Property and equipment, net	114.4	3.0	—		117.4
Goodwill and intangible assets, net	21.5	9.3	152.3	(d)	183.1

Total assets	$846.1	$78.0	$94.1		$1,018.2

Liabilities and Shareholders’ Equity
Current Liabilities
Current maturities of long-term debt	$92.0	$31.2	$(23.4	)(e)	$99.8
Trade accounts payable	144.0	9.7	—		153.7
Employee compensation and benefits	37.3	2.8	—		40.1
Other accrued expenses	60.8	2.0	—		62.8
Income taxes	7.4	0.1	(0.4	)(f)	7.1

Total current liabilities	341.5	45.8	(23.8)		363.5

Other Liabilities
Long-term debt	50.0	11.5	138.5	(g)	200.0
Deferred rent	34.1	—	—		34.1
Deferred income taxes	2.2	—	10.0	(h)	12.2
Other liabilities	27.0	0.4	—		27.4

Total other liabilities	113.3	11.9	148.5		273.7
Total shareholders’ equity	391.3	20.3	(30.6	)(i)	381.0

Total liabilities and shareholders’ equity	$846.1	$78.0	$94.1		$1,018.2

See accompanying notes to the unaudited pro forma condensed consolidated balance sheet.

(a)	The pro forma adjustment to cash was determined as follows:

Sources of cash:
8 3/4% Senior notes due 2012	$150.0
Additional borrowings under existing revolving credit facility	7.8

$157.8
Uses of cash:
Purchase price of Bennett(1)	$205.0
Estimated fees and expenses associated with the Acquisition, net of fees already paid of $0.5 million	3.2
Payment of tax associated with foreign earnings repatriation	5.0
Estimated fees and expenses(2)	6.2

$219.4
Pro forma adjustment to cash	$(61.6)

(1)	Includes $35.7 million of indebtedness of Bennett repaid by us at the closing of the Acquisition.

(2)	Includes $5.0 million in fees associated with the original notes and $1.2 million in fees associated with a bridge loan commitment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Post-Transactions Liquidity and Capital Resources.”

(b)	Inventories

Estimated write-up of inventory to fair value under purchase accounting	$3.8

(c)	Other assets

Estimated fees and expenses associated with debt issuance	$5.0
Utilization of Brown’s foreign tax credit carryforward in connection with foreign earnings repatriation	(4.5)
Elimination of Bennett deferred financing costs	(0.4)
Reclassification of Brown’s deferred acquisition costs from Other assets to Goodwill and intangible assets	(0.5)

$(0.4)

(d)	Goodwill and intangible assets, net

Goodwill and intangible assets resulting from the Acquisition	$161.6
Elimination of Bennett goodwill and intangible assets	(9.3)

$152.3

Reflects the adjustment to goodwill for the excess of purchase price over the estimated fair value of Bennett net assets acquired after consideration of the pro forma adjustments outlined herein. The Acquisition will be accounted for using the purchase method of accounting, and a preliminary estimation of the purchase price allocation has been made. A final determination of the fair values and useful lives of assets and fair values of liabilities acquired will be completed after valuation reports and the allocation of purchase price is finalized. The final amounts may differ materially from the preliminary estimates made by management. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities acquired and could result in significant changes to the unaudited pro forma condensed consolidated financial statements.

(e) Current maturities of long-term debt

Additional borrowings under existing senior secured credit facility	$7.8
Repayment of Bennett current maturities of long-term debt	(31.2)

$(23.4)

(f)	Income taxes

Reduction of accrued taxes related to tax benefit associated with bridge loan commitment fee	$(0.4)

(g)	Long-term debt

8 3/4% Senior notes due 2012	$150.0
Repayment of Bennett long-term debt	(11.5)

$138.5

(h)	Deferred income taxes

Estimated deferred tax liability (non-cash) generated as a result of basis differences of acquired assets and liabilities for book and tax purposes	$10.0
(i) Total shareholders’ equity

Elimination of Bennett members’ equity resulting from purchase accounting adjustments	$(20.3)
Tax expense associated with foreign earnings repatriation	(9.5)
Expense associated with bridge loan commitment fee, net of tax benefit of $0.4 million	(0.8)

$(30.6)

Unaudited Pro Forma Condensed Consolidated Statement of Earnings
Fiscal Year Ended January 29, 2005
(in millions)

					Brown Shoe
					Pro Forma
	Historical	Historical	Pro Forma		Condensed
	Brown Shoe	Bennett(a)	Adjustments		Consolidated

Net sales	$1,941.8	$207.7	$(1.1	)(b)	$2,148.4
Cost of goods sold	1,157.4	136.4	2.8	(c)	1,296.6

Gross profit	784.4	71.3	(3.9)		851.8
Selling, administrative and other expenses	720.6	52.4	5.4	(d)	778.4

Operating earnings	63.8	18.9	(9.3)		73.4
Interest expense, net	(7.5)	(2.4)	(13.8	)(e)	(23.7)

Earnings before income taxes	56.3	16.5	(23.1)		49.7
Income tax provision	(13.0)	(0.7)	(6.4	)(f)	(20.1)

Net earnings	$43.3	$15.8	$(29.5)		$29.6

(a)	Certain data reflected in the “Historical Bennett” column have been reclassified to conform to Brown Shoe’s current presentation. Commission and license income of Bennett in the amount of $18.1 million has been reclassified to net sales with no corresponding adjustment to cost of goods sold.

(b)	Net sales

Reflects the elimination of Bennett net sales of $1.1 million to Brown Shoe	$(1.1)

(c)	Cost of goods sold

Non-cash cost of goods sold impact of estimated fair value step up of acquired inventory	$3.8
Reflects the elimination of Bennett cost of goods sold of $1.0 million to Brown Shoe	(1.0)

$2.8

(d)	Selling, administrative and other expenses

Estimated amortization of acquired intangible assets	$6.1
Elimination of Bennett’s amortization of intangible assets	(0.7)

$5.4

(e)	Interest expense, net

Estimated interest expense and associated fees and expenses on debt to finance the Acquisition	$(14.7)
Elimination of Bennett’s interest expense, reflecting the repayment of debt upon Acquisition	2.4
Reduced interest income on existing cash and cash equivalents	(0.8)
Amortization of debt issuance costs associated with 8 3/4% senior notes due 2012	(0.7)

$(13.8)

(f)	Income tax provision

Estimated tax expense associated with the repatriation of foreign earnings used to fund a portion of the Acquisition	$(9.5)
Adjustment of Bennett’s effective tax rate(1)	(5.4)
Tax effect of other pro forma adjustments	8.5

$(6.4)

(1)	Historically, Bennett has been treated as a partnership for federal income tax purposes and, consequently, federal income tax liabilities flowed through to the members of Bennett. Following the Transactions, Bennett’s income will be subject to taxation as part of the Brown Shoe Company, Inc. consolidated tax returns. The pro forma adjustment reflects the estimated incremental U.S. federal and state income tax provision as if Bennett had been subject to taxation under subchapter C of the Internal Revenue Code for the full fiscal year.

SELECTED HISTORICAL FINANCIAL DATA FOR BROWN SHOE
      Our consolidated financial data presented below for and as of the end of each of the last five fiscal years are derived from our audited consolidated financial statements. This information should be read in conjunction with the audited consolidated financial statements for Brown Shoe and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Brown Shoe” included elsewhere in this prospectus.
      All data other than data as of, and for the fiscal year ended, January 29, 2005 have been restated to correct our treatment of certain lease accounting issues. See Note 2 to the Brown Shoe audited consolidated financial statements for further details.

	Fiscal Years Ended(1)

	February 3,	February 2,	February 1,	January 31,	January 29,
	2001	2002	2003	2004	2005

		(dollars in millions)
Statement of Earnings Data:
Net sales	$1,684.9	$1,755.8	$1,841.4	$1,832.1	$1,941.8
Cost of goods sold	1,002.8	1,089.5	1,100.6	1,073.4	1,157.4

Gross profit	682.1	666.3	740.8	758.7	784.4
Selling and administrative expenses	614.5	655.2	669.1	682.7	720.0
Provision for environmental litigation costs	—	—	—	3.1	0.6

Operating earnings	67.6	11.1	71.7	72.9	63.8
Interest expense, net	(16.6)	(18.9)	(11.9)	(9.3)	(7.5)
Loss on early redemption of debt	—	(7.5)	—	—	—

Earnings (loss) before income taxes	51.0	(15.3)	59.8	63.6	56.3
Income tax (provision) benefit	(15.5)	10.1	(15.6)	(17.4)	(13.0)

Net earnings (loss)	$35.5	$(5.2)	$44.2	$46.2	$43.3

Other Financial Data:
Net cash provided (used) by
Operating activities	$12.2	$29.3	$110.3	$93.4	$53.3
Investing activities	(35.3)	(31.9)	(32.1)	(34.6)	(46.1)
Financing activities	39.4	(25.2)	(68.8)	(35.2)	16.5
Depreciation and amortization	26.0	29.5	28.8	30.7	31.9
Capital expenditures	36.3	34.5	32.2	35.1	46.2
Ratio of earnings to fixed charges(2)	2.29		2.68	2.88	2.70
Pro forma ratio of earnings to fixed charges(2)(3)					2.01
Balance Sheet Data (at end of period):
Cash and cash equivalents	$50.5	$22.7	$32.1	$55.7	$79.4
Working capital	266.1	224.8	241.7	292.4	281.3
Total assets	760.5	724.5	735.1	739.1	846.1
Total debt	228.5	216.3	152.5	119.5	142.0
Total shareholders’ equity	267.9	253.3	292.2	350.1	391.3
Operating Data:
Number of stores (at end of period):
Famous Footwear	925	920	918	893	919
Specialty Retail	481	456	389	378	375

	Fiscal Years Ended(1)

	February 3,	February 2,	February 1,	January 31,	January 29,
	2001	2002	2003	2004	2005

		(dollars in millions)
Same store sales change(4):
Famous Footwear	(0.6)%	(5.7)%	(1.3)%	(2.4)%	0.8%
Specialty Retail	2.0%	4.5%	0.7%	(0.8)%	(1.7)%

(1)	All fiscal years include 52 weeks, except for the fiscal year ended February 3, 2001, which included 53 weeks.

(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before taxes and fixed charges, and fixed charges consist of interest expense, amortization of debt issuance costs and operating lease interest. In fiscal year ended February 2, 2002, earnings were insufficient to cover fixed charges by $15.3 million.

(3)	Assumes the Transactions were consummated on February 1, 2004. For further details, see footnote (d) to “Unaudited Pro Forma Condensed Consolidated Financial Data — Unaudited Pro Forma Condensed Consolidated Statement of Earnings.”

(4)	Same store sales changes are calculated by comparing the sales in stores that have been open at least 13 months. This method avoids the distorting effect that grand opening sales have in the first month of operation. Relocated stores are treated as new stores. Closed stores are excluded from the calculation. Same store sales is not a measure of financial performance under GAAP. Same store sales is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies.

SELECTED HISTORICAL FINANCIAL DATA FOR BENNETT
      The consolidated financial data for Bennett for and as of the end of each of the three years ended December 31, 2004 are derived from Bennett’s audited consolidated financial statements. This information is only a summary and should be read in conjunction with the consolidated financial statements for Bennett and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Bennett” included elsewhere in this prospectus.

	Fiscal Years Ended December 31,

	2002	2003	2004

	(in millions)
Statement of Income Data:
Net product revenue	$97.8	$113.1	$189.6
Cost of product revenue	68.4	81.3	136.4
Commission and license income	12.2	13.4	18.1

Gross profit	41.6	45.2	71.3
Selling and marketing expenses	10.8	12.2	22.9
General and administrative expenses	15.5	19.7	28.7

Income from operations	15.3	13.3	19.7
Interest expense	(1.0)	(1.2)	(2.4)
Other expense, net	—	(0.3)	(0.8)

Income before income taxes	14.3	11.8	16.5
Provision for income taxes	(0.6)	(0.7)	(0.7)

Net income	$13.7	$11.1	$15.8

Other Financial Data:
Net cash provided by (used in)
Operating activities	$15.1	$11.9	$8.1
Investing activities	(0.8)	(9.0)	(16.2)
Financing activities	(14.4)	(2.9)	9.0
Depreciation and amortization	0.5	0.6	1.5
Capital expenditures	0.8	0.2	1.1
Balance Sheet Data (at end of period):
Cash and cash equivalents		$—	$0.9
Working capital		8.5	18.8
Total assets		43.8	78.0
Total debt		26.1	42.7
Total members’ equity		2.7	20.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Brown Shoe
      All data reflected in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for 2003 and 2002 have been restated to correct our treatment of certain lease accounting issues. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for further details. References to 2002, 2003 and 2004 in the discussion relating to Brown Shoe refer to Brown Shoe’s fiscal years ended February 1, 2003, January 31, 2004 and January 29, 2005, respectively.
      For purposes of this section, “Brown Shoe,” we,” “our,” and “us” refer to Brown Shoe Company, Inc. and its subsidiaries, but does not include Bennett or otherwise give effect to the acquisition of Bennett which was completed on April 22, 2005. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” should be read in conjunction with the respective financial statements of Brown Shoe and Bennett and the accompanying notes contained therein each contained elsewhere in this prospectus.
Overview
      Overall, 2004 was a challenging year for Brown Shoe Company, Inc. in a difficult retail environment. Although net sales increased 6.0%, we are disappointed in our $2.9 million, or 6.3%, decline in net earnings compared to last year. Our results reflect increased operating earnings at Famous Footwear, mixed results within our Wholesale Operations and poor results in our Specialty Retail operations. At the same time, we invested in our future by improving our talent base, continued our initiative to improve and streamline our supply chain systems, focused on targeted consumer marketing at Famous Footwear and continued a remodeling program at the Famous Footwear stores.
      We renamed our former “Naturalizer Retail” segment to “Specialty Retail” during 2004. The composition of the segment has not changed and includes both concept and outlet mall Naturalizer retail stores in the United States and Canada and F.X. LaSalle stores in Canada.
      Following is a summary of our operating results in 2004:

•	Famous Footwear achieved a 16.3% increase in its operating earnings to $60.3 million as a result of higher net sales and operating improvements in a number of areas. The sales growth reflects positive sales trends during the second half of 2004. Operating improvements included more focused marketing programs, a better product mix with more exclusive product from key vendors and a more inviting store format and presentation. Same-store sales improved by 0.8% in 2004, the first same-store sales gain in five years. While retail competition in footwear remains intense, we are focused on building on this success and believe the new marketing programs and enhanced product mix provide the opportunity to do so.

•	The Wholesale Operations segment’s operating earnings declined $10.9 million to $44.9 million reflecting mixed results in the various divisions of this business. On the positive side, the Men’s & Athletic, Women’s Private Label, Dr. Scholl’s, LifeStride and Santana businesses achieved increased sales and operating earnings. At the same time, the Naturalizer, Children’s and Original Dr. Scholl’s sales and margins declined, and the new Bass business fell short of expectations during this initial transition year.

•	Our Specialty Retail segment had a disappointing year, incurring an operating loss of $11.0 million. Same-store sales declined 1.7% with both the domestic and Canadian stores reporting decreases. Gross margin rates were also lower reflecting higher markdowns to move product.

•	Debt increased by $22.5 million in 2004 following a reduction of $33.0 million in 2003, leaving a debt-to-total capital ratio of 26.6% at the end of 2004. The increase in borrowings in 2004 primarily reflects the investment in accounts receivable and inventory from the new Bass business.

      Following is a summary of the more significant factors affecting the comparability of our financial results for 2004, as compared to 2003:

•	During 2004, we recognized income of $2.7 million ($1.7 million on an after-tax basis), or $0.09 per diluted share, related to share-based compensation, as compared to share-based compensation expense of approximately $4.8 million ($3.0 million on an after-tax basis), or $0.16 per diluted share, for 2003. The resulting variance of $7.5 million ($4.7 million on an after-tax basis), or $0.25 per diluted share, is the result of the lower expected award value under these plans, primarily the stock performance plan. The lower expected award value reflects lower than targeted payouts and a lower stock price at the end of 2004 compared to 2003.

•	During 2004, we recorded compensation cost related to cash-based employee annual incentive plans of $6.8 million ($4.2 million on an after-tax basis), or $0.22 per diluted share, as compared to $14.2 million ($8.8 million on an after-tax basis), or $0.47 per diluted share, in 2003. This decline is due to our financial performance in 2004 relative to both 2003 and our targeted performance.

•	In February 2004, we entered into an exclusive three-year license agreement, renewable through 2013, to design, source and market men’s, women’s and children’s footwear at wholesale under the Bass brand. uring 2004, we incurred approximately $5.6 million ($3.5 million on an after-tax basis), or $0.18 per diluted share, of transition and assimilation costs associated with the acquisition of this license.

•	During the fourth quarter of 2004, we recorded a charge of $3.5 million ($2.2 million on an after-tax basis), or $0.12 per diluted share, related to our guarantee of an Industrial Development Bond financing for a manufacturing and warehouse facility in Bedford County, Pennsylvania. These facilities and the business that operated them were sold to another party in 1985, which assumed the bond obligation. The current owner of the manufacturing and warehouse facility has filed for bankruptcy protection and is liquidating its assets. Although we will pursue recovery of these costs, the ultimate outcome is uncertain. Accordingly, we have recorded our estimate of the maximum exposure, $3.5 million, as a charge in the fourth quarter of 2004.

•	During 2004, we recorded a charge of $2.4 million ($1.5 million on an after-tax basis), or $0.08 per diluted share, relating to the insolvency of an insurance company that insured us for workers’ compensation and casualty losses from 1973 to 1989. That company is now in liquidation. Certain claims from that time period are still outstanding. During 2003, we recorded a charge of $0.3 million ($0.2 million on an after-tax basis), or $0.01 per diluted share, related to this matter.

•	During the fourth quarter of 2004, we recorded a charge of $1.7 million ($1.1 million on an after-tax basis), or $0.06 per diluted share, for severance and benefit costs related to reductions in our workforce.

•	We recognized $1.0 million of tax benefit in 2004, or $0.05 per diluted share, related to the elimination of our valuation allowance associated with our foreign tax credit carryforwards. On October 22, 2004, the American Jobs Creation Act of 2004 (the “Jobs Creation Act”) was signed into law. The Jobs Creation Act extends the time in which foreign tax credit carryforwards can be utilized for federal income tax purposes from a five-year period to a ten-year period. As a result of this change, we expect to fully utilize our foreign tax credit carryforwards.

•	In the fourth quarter of 2003, we announced the closing of our last Canadian footwear manufacturing factory located in Perth, Ontario and recorded a charge of $4.5 million ($2.7 million on an after-tax basis), or $0.14 per diluted share, related to severance, inventory markdowns and lease termination costs.

•	In the fourth quarter of 2003, we recorded a $3.1 million charge ($2.0 million on an after-tax basis), or $0.11 per diluted share, related to the class action litigation related to our Redfield facility in Denver, Colorado, and related costs including the verdict, anticipated pretrial interest and sanction costs. During the first quarter of 2004, we recorded an additional $0.6 million ($0.4 million on an after-tax basis), or $0.02 per diluted share, related to pretrial interest, to reflect the trial court’s ruling extending the time period for which pre-judgment interest applied.

      Looking ahead, while much has been accomplished, we expect the retail environment will continue to be extremely competitive. We must continue to improve upon and leverage our operating platforms to drive profitability improvements in 2005. We believe the investments we have made and will continue to make in the business provide the foundation for a successful 2005 and beyond.
Consolidated Results

			As Restated

	2004		2003		2002

		% of Net		% of Net		% of Net
		Sales		Sales		Sales

($ millions)
Net sales	$1,941.8	100.0%	$1,832.1	100.0%	$1,841.4	100.0%
Cost of goods sold	1,157.4	59.6%	1,073.4	58.6%	1,100.6	59.8%

Gross profit	784.4	40.4%	758.7	41.4%	740.8	40.2%
Selling and administrative expenses	720.0	37.1%	682.7	37.2%	669.1	36.3%
Provision for environmental litigation costs	0.6	0.0%	3.1	0.2%	—	0.0%

Operating earnings	63.8	3.3%	72.9	4.0%	71.7	3.9%
Interest expense	(8.4)	(0.4)%	(9.8)	(0.5)%	(12.3)	(0.7)%
Interest income	0.9	0.0%	0.5	0.0%	0.4	0.0%

Earnings before income taxes	56.3	2.9%	63.6	3.5%	59.8	3.2%
Income tax provision	(13.0)	(0.6)%	(17.4)	(1.0)%	(15.6)	(0.8)%

Net earnings	$43.3	2.3%	$46.2	2.5%	$44.2	2.4%

Net Sales
      Net sales increased $109.7 million, or 6.0%, to $1.942 billion in 2004 compared to 2003 and decreased $9.3 million, or 0.5%, to $1.832 billion in 2003 compared to 2002.
      The increase in net sales in 2004 compared to 2003 reflects higher sales of $43.1 million at Famous Footwear, $54.6 million in Wholesale Operations, $2.4 million at Specialty Retail and $9.6 million at the Shoes.com e-commerce business. Same-store sales increased 0.8% in the Famous Footwear stores and declined 2.2% and 1.1% in the domestic Specialty Retail stores and Canadian Specialty Retail stores, respectively. Same-store sales changes are calculated by comparing the sales in stores that have been open at least 13 months. This method avoids the distorting effect that grand opening sales have in the first month of operation. Relocated stores are treated as new stores. Closed stores are excluded from the calculation.
      The decrease in net sales in 2003 compared to 2002 reflects lower sales of $1.6 million at Famous Footwear, $5.1 million at Wholesale and $6.2 million at Specialty Retail, partially offset by an increase in the Shoes.com e-commerce business of $3.6 million. Same-store sales declined 2.4% and 4.1% in the Famous Footwear and Canadian Specialty Retail stores, respectively, and increased 1.1% in the domestic Specialty Retail stores.

Gross Profit
      Gross profit increased $25.7 million, or 3.4%, to $784.4 million in 2004 and increased $17.9 million, or 2.4%, to $758.7 million in 2003. As a percentage of sales, gross profit decreased to 40.4% in 2004 compared to 41.4% in 2003 and 40.2% in 2002. We record warehousing, distribution, sourcing and other inventory procurement costs in selling and administrative expenses. Accordingly, our gross profit and selling and administrative expense rates, as a percentage of sales, may not be comparable to other companies.
      The increase in gross profit in 2004 is driven by our growth in net sales. Our gross profit percentage decline in 2004 is due primarily to increased allowances provided to our Wholesale Operations’ department store customers and lower initial markups within our Specialty Retail division and a slight decline at Famous Footwear as a result of higher markdowns.
      The increases in gross profit and the gross profit percentage in 2003 are due primarily to higher markups at Famous Footwear generated from a fresher mix of merchandise. Modest gross profit improvements within the Wholesale Operations division were offset by declines in gross profit at the Specialty Retail division. Cost of goods sold for 2003 includes a charge of $1.6 million (out of a total charge of $4.5 million) to liquidate inventory as we closed our last Canadian factory in 2004.
Selling and Administrative Expenses
      Selling and administrative expenses, which include warehousing and distribution costs of $54.3 million in 2004, $50.0 million in 2003 and $51.1 million in 2002, increased $37.3 million, or 5.5%, to $720.0 million in 2004 and increased $13.6 million, or 2.0%, to $682.7 million in 2003. As a percent of net sales, selling and administrative expenses were 37.1%, 37.2% and 36.3% in the years 2004, 2003 and 2002, respectively.
      The increase in selling and administrative expenses in 2004 is due in part to special charges recorded in 2004. We incurred transition and assimilation costs of $5.6 million related to the acquisition of the Bass footwear license. We recorded a charge of $3.5 million related to our guarantee of an Industrial Development Bond financing for a manufacturing and warehouse facility that was sold to another party in 1985. We recorded a charge of $2.4 million relating to the insolvency of an insurance company, now in liquidation, that insured us for workers’ compensation and casualty losses from 1973 to 1989. We recorded $1.7 million of severance costs related to the reduction in our workforce. We also experienced increases in 2004 related to selling and marketing, warehousing and shipping and retail facilities expenses, driven largely by our growth in sales and number of retail facilities. These increases were partially offset by lower incentive plan costs.
      The increase in selling and administrative expenses in 2003 is primarily a result of a charge of $2.9 million (out of a total charge of $4.5 million) to close our last Canadian factory, $9.9 million of higher retail facilities costs and a $5.0 million increase in buying, merchandising and administrative costs.
Provision for Environmental Litigation Costs
      During 2003, we recorded a charge of $3.1 million, which was an estimate of costs to settle our Redfield environmental litigation matters, including the $1.0 million verdict, pre-judgment interest and certain sanctions. We recorded an additional $0.6 million in expense in the first quarter of 2004, related to pretrial interest, to reflect the trial court’s ruling extending the time period for which pre-judgment interest applied.
Interest Expense
      Interest expense decreased $1.4 million to $8.4 million in 2004 and decreased $2.5 million to $9.8 million in 2003. The decreases primarily reflect lower interest rates and lower average debt obligations of $3.1 million during 2004 and lower average debt obligations of $33.5 million in 2003.
Income Tax Provision
      Our consolidated effective tax rate in 2004, 2003 and 2002 was 23.1%, 27.3% and 26.2%, respectively. The effective tax rate is below the federal statutory rate of 35% because we do not provide deferred taxes on unremitted foreign earnings, as it is our intention to reinvest these earnings indefinitely or to repatriate the earnings only when it is tax-advantageous to do so, and foreign earnings are subject to lower statutory tax rates. In addition, we recognized $1.0 million of tax benefit in 2004, related to the elimination of the Company’s valuation allowance associated with its foreign tax credit carryforwards. On October 22, 2004, the Jobs Creation Act was signed into law. The Jobs Creation Act extends the time in which foreign tax credit carryforwards can be utilized for federal income tax purposes from a five-year period to a ten-year period. As a result of this change, the Company expects to fully utilize its foreign tax credit carryforwards. See Note 7 to the consolidated financial statements for further discussion.

Net Earnings
      Net earnings decreased $2.9 million, or 6.3%, to $43.3 million in 2004 compared to $46.2 million in 2003 as a result of our lower gross profit percentage and higher selling and administrative expenses in 2004 compared to 2003.
      Net earnings increased $2.0 million, or 4.7%, to $46.2 million in 2003 compared to $44.2 million in 2002. The increase in net earnings was driven by improvements in our gross profit percentage and lower interest expense, partially offset by higher selling and administrative expenses in 2003 compared to 2002.

Geographic Results
      We have both domestic and international operations. Domestic operations include the wholesale distribution of footwear to numerous retail customers and the nationwide operation of the Famous Footwear and Specialty Retail chains of footwear stores. Foreign operations primarily consist of wholesale sourcing operations in the Far East and wholesaling and retailing operations in Canada. The Far East operations include “first-cost” transactions, where footwear is sold at foreign ports to customers who then import the footwear into the United States and other countries. The breakdown of domestic and foreign sales and pretax earnings were as follows:

			As Restated

	2004		2003		2002

		Earnings		Earnings		Earnings
		Before		Before		Before
		Income		Income		Income
	Net Sales	Taxes	Net Sales	Taxes	Net Sales	Taxes

($ millions)
Domestic	$1,615.7	$31.9	$1,500.9	$43.6	$1,494.5	$29.6
Foreign	326.1	24.4	331.2	20.0	346.9	30.2

	$1,941.8	$56.3	$1,832.1	$63.6	$1,841.4	$59.8

      The pretax profitability on foreign sales is higher than on domestic sales because of a lower cost structure and the inclusion in domestic earnings of the unallocated corporate administrative and other costs.
      Foreign earnings increased in 2004 as compared to 2003 due to improved results in our Canadian operations in 2004 and the non-recurrence of the charge taken in 2003 to close our last Canadian manufacturing facility. Domestic earnings decreased in 2004 as a result of decreased earnings in our domestic Wholesale Operations division and the domestic Specialty Retail division.
      Foreign earnings declined in 2003 as compared to 2002 due to a reduction in first-cost sales and lower earnings in Canada, including the charge to close our last Canadian manufacturing facility. Domestic earnings increased in 2003 as a result of increased earnings by Famous Footwear and domestic Wholesale Operations as well as lower interest costs.

Famous Footwear

			As Restated

	2004		2003		2002

		% of Net		% of Net		% of Net
		Sales		Sales		Sales

($ millions, except sales
per square foot)
Operating Results
Net sales	$1,116.7	100.0%	$1,073.6	100.0%	$1,075.2	100.0%
Cost of goods sold	619.9	55.5%	593.6	55.3%	612.7	57.0%

Gross profit	496.8	44.5%	480.0	44.7%	462.5	43.0%
Selling and administrative expenses	436.5	39.1%	428.2	39.9%	417.8	38.8%

Operating earnings	$60.3	5.4%	$51.8	4.8%	$44.7	4.2%

Key Metrics
Same-store sales % change	0.8%		(2.4)%		(1.3)%
Same-store sales $ change	$8.1		$(24.3)		$(12.7)
Sales from net new stores	$35.0		$22.7		$43.5

Sales per square foot	$175		$172		$177
Square footage (thousand sq. ft.)	6,438		6,216		6,163

Stores opened	70		57		53
Stores closed	44		82		55
Ending stores	919		893		918

Net Sales
      Net sales increased $43.1 million, or 4.0%, to $1.117 billion in 2004 and decreased $1.6 million, or 0.1%, to $1.074 billion in 2003.
      Famous Footwear’s higher sales in 2004 reflect an increase in same-store sales of 0.8% and an average of 908 stores open, the same average as last year. The same-store sales increase is a result of positive sales trends during the second half of 2004, driven by improvements in customer traffic and the average number of pairs purchased per transaction. Same-store sales increased $8.1 million and net new stores provided $35.0 million in sales during 2004. Famous Footwear opened 70 stores and closed 44 during 2004, increasing total square footage by 3.6%, to 6.4 million, reflecting the opening of additional larger-format stores. As a result of higher store traffic and increased same-store sales, sales per square foot increased 1.7%, to $175. The conversion rate (the percentage of customers making purchases) was flat compared to 2003.
      During 2003, Famous Footwear’s lower sales reflect a decline in same-store sales of 2.4% and an average of 12 fewer stores open. Same-store sales declined $24.3 million, partially offset by net new stores, which provided $22.7 million in sales during 2003. Famous Footwear opened 57 stores and closed 82 during 2003, yet increased total square footage by 0.9%, to 6.2 million, reflecting the opening of larger-format stores. As a result of opening these larger stores and lower store traffic, sales per square foot declined 2.8%, to $172. However, the conversion rate (the percentage of customers making purchases) increased during 2003 compared to 2002, as a result of fresher inventory and an improved product mix.

Gross Profit
      During 2004, Famous Footwear’s gross profit rate declined to 44.5% from 44.7% reflecting higher markdowns. Overall, gross profit has increased due to the growth in net sales during 2004.

      During 2003, gross profit as a percent of sales increased to 44.7% from 43.0% in 2002, or a difference of 1.7%. This improvement is principally due to disciplined operating and inventory management. We benefited from initiatives to improve the freshness and velocity of inventory that began during 2001. This gross profit improvement was driven by higher initial markups of 1.7% and a 0.2% improvement in inventory shrinkage, partially offset by higher markdowns of 0.4%.
Selling and Administrative Expenses
      Selling and administrative expenses increased $8.3 million, or 1.9%, to $436.5 million during 2004 compared to $428.2 million in 2003. As a percent of sales, these costs decreased to 39.1% in 2004 compared to 39.9% in 2003, resulting from the effective leveraging of our expense base against our 2004 net sales growth. Retail facilities costs decreased as a percent of sales by 0.3%, warehouse and shipping costs declined 0.2% and administrative costs declined 0.3%. We continue to focus on driving efficiencies through our operating and management initiatives.
      Selling and administrative expenses increased $10.4 million, or 2.5%, to $428.2 million during 2003 compared to $417.8 million in 2002. As a percent of sales, these costs increased to 39.9% in 2003 compared to 38.8% in 2002. This increase reflects a 0.8% increase in retail facilities costs, consistent with the larger format stores, a 0.3% increase in marketing costs and a 0.1% increase in administrative costs, reflecting increased costs of medical and other insurance, partially offset by a 0.1% reduction in warehousing and shipping costs and lower incentive plan costs.
Operating Earnings
      During 2004, Famous Footwear achieved operating earnings of $60.3 million, compared to $51.8 million in 2003, an increase of 16.3%. The improvement was driven primarily by the growth in net sales and the effective management of our expense base.
      During 2003, Famous Footwear achieved operating earnings of $51.8 million, compared to $44.7 million in 2002, an increase of 15.9%. The improvement was driven by stronger gross profit as a percent of sales, partially offset by modest increases in operating costs.

Specialty Retail
      The Company renamed its former “Naturalizer Retail” segment to “Specialty Retail” during 2004. The composition of the segment has not been changed and includes both concept and outlet mall Naturalizer retail stores in the United States and Canada and F.X. LaSalle stores in Canada.

			As Restated

	2004		2003		2002

		% of Net		% of Net		% of Net
		Sales		Sales		Sales
($ millions, except sales per square foot)
Operating Results
Net sales	$191.6	100.0%	$189.2	100.0%	$195.4	100.0%
Cost of goods sold	103.1	53.8%	98.9	52.3%	99.0	50.7%

Gross profit	88.5	46.2%	90.3	47.7%	96.4	49.3%
Selling and administrative expenses	99.5	52.0%	94.2	49.8%	95.0	48.6%

Operating (loss) earnings	$(11.0)	(5.8)%	$(3.9)	(2.l )%	$1.4	0.7%

Key Metrics
Same-store sales % change — Total Segment		(1.7)%		(0.8)%		0.7%
Same-store sales % change — United States		(2.2)%		1.1%		4.3%
Same-store sales % change — Canada		(1.1)%		(4.1)%		(6.0)%
Same-store sales $ change		$(3.2)		$(1.2)		$2.4
Sales change from net store count change		$1.4		$(13.2)		$(13.8)
Impact of changes in Canadian exchange rate on sales		$4.2		$8.2		$(0.1)

Sales per square foot		$316		$318		$301
Square footage (thousand sq. ft.)		580		572		582

Stores opened		20		4		22
Stores closed		23		15		89
Ending stores		375		378		389
Net Sales
      Net sales increased $2.4 million, or 1.3%, to $191.6 million in 2004 and decreased $6.2 million, or 3.2%, to $189.2 million in 2003. The 2004 sales were below expectations as same-store sales decreased in the United States by 2.2% and in Canada by 1.1%. Net sales were positively impacted by the effect of changes in the Canadian dollar exchange rate. In 2004, the division opened 20 stores, closed 23 and operated 5 fewer average stores in 2004 than in 2003. The decline in the number of stores to 375 at the end of 2004, from 378 at the end of 2003 and 389 at the end of 2002, reflects the decision to close our underperforming stores. Sales per square foot decreased to $316 in 2004 from $318 in 2003. Total square footage increased 1.4% to 580,000. However, using constant exchange rates for the Canadian stores’ sales, sales per square foot declined to $309 in 2004 from $318 in 2003.
      Net sales decreased $6.2 million, or 3.2%, to $189.2 million in 2003 from $195.4 million in 2002. The 2003 sales were below expectations and declined as a result of lower same-store sales in Canada and fewer stores open in the United States, partially offset by the effect of changes in the Canadian dollar exchange rate. Same-store sales decreased in Canada by 4.1%, but increased in the United States by 1.1%, led by sales at the division’s outlet stores. The Canadian stores’ sales declined as a result of a difficult retail climate and additional markdowns as efforts were begun to transition from a substantial inventory position in Canadian produced footwear to more fashionable imports. In 2003, the division opened 4 stores and closed 15 and operated 36 fewer average stores in 2003 than in 2002. Sales per square foot increased to $318 in 2003 from $301 in 2002. However, using constant exchange rates for the Canadian stores’ sales, sales per square foot were flat in 2003 compared to 2002. Total square footage declined 1.7% to 572,000.
Gross Profit
      Gross profit as a percent of sales decreased to 46.2% in 2004 from 47.7% in 2003, or a difference of 1.5%. This decline, as a percent of sales, is due to a 0.8% decline in initial markups, a 0.3% increase in markdowns and a 0.9% increase in inbound freight costs, offset by a favorable LIFO adjustment of 0.5%. Shrinkage remained flat as a percentage of sales.
      Gross profit as a percent of sales decreased to 47.7% in 2003 from 49.3% in 2002, or a difference of 1.6%. This decline, as a percent of sales, is principally due to a 0.5% decline in initial markups, a 0.9% increase in markdowns, a 0.1% increase in inbound freight costs and a 0.1% increase in shrinkage. The increase in markdowns is principally a result of the transition from a substantial inventory position in Canadian produced footwear to imports.
Selling and Administrative Expenses
      Selling and administrative expenses increased $5.3 million, or 5.7%, to $99.5 million during 2004 compared to $94.2 million in 2003. As a percent of sales, these costs increased to 52.0% in 2004 compared to 49.8% in 2003. This increase is primarily due to an increase in retail facilities costs of $2.0 million, or 1.0% of sales, combined with an increase in selling costs of $1.2 million, or 0.6% of sales, with the balance of the increase coming from higher administrative costs.
      Selling and administrative expenses decreased $0.8 million, or 0.8%, to $94.2 million during 2003 compared to $95.0 million in 2002. As a percent of sales, these costs increased to 49.8% in 2003 compared to 48.6% in 2002. This increase is primarily due to an increase in retail facilities costs of 1.4% combined with an increase in warehousing and shipping costs of 0.2%, partially offset by a reduction in merchandising and administrative costs of 0.5%. Selling and administrative expenses for 2003 include a charge of $0.2 million related to the closing of our last Canadian manufacturing facility.
Operating Earnings
      Specialty Retail stores incurred an operating loss of $11.0 million in 2004, compared to an operating loss of $3.9 million in 2003. This operating loss is primarily attributable to the same-store sales decline, higher inventory markdowns, lower initial markups and higher expenses.
      Specialty Retail stores incurred an operating loss of $3.9 million in 2003, compared to operating earnings of $1.4 million in 2002. This change to an operating loss position in 2003 is primarily attributable to the reduced sales levels, driven principally by the Canadian stores, increased markdowns to transition to import footwear in Canada and lower than expected productivity in the domestic stores.
Wholesale Operations

	2004		2003		2002

		% of Net		% of Net		% of Net
		Sales		Sales		Sales
($ millions)
Operating Results
Net sales	$615.9	100.0%	$561.3	100.0%	$566.4	100.0%
Cost of goods sold	425.1	69.0%	377.2	67.2%	385.0	68.0%

Gross profit	190.8	31.0%	184.1	32.8%	181.4	32.0%
Selling and administrative	145.9	23.7%	128.3	22.9%	126.9	22.4%

Operating earnings	$44.9	7.3%	$55.8	9.9%	$54.5	9.6%

Key Metrics
Unfilled order position at year-end	$164.6		$151.1		$141.3

Net Sales
      Net sales increased $54.6 million, or 9.7%, to $615.9 million in 2004 and decreased $5.1 million, or 0.9%, to $561.3 million in 2003.
      The 2004 sales increase was primarily attributable to the acquisition of the Bass footwear license at the beginning of 2004. Bass contributed $49.2 million in net sales during 2004 to the division. The Men’s & Athletic, Women’s Private Label, LifeStride and Santana businesses posted strong sales gains, which were partially offset by weakness in the Children’s and Naturalizer businesses. The Naturalizer business experienced a sales decline of 8.8%. While achieving the No. 2 market share position within department stores, its market share decreased from 4.9% in 2003 to 4.7% in 2004, per NPD Group, Inc. data.
      The 2003 sales decline was attributable to a decline in sales in the Women’s Private Label division and the Children’s division, partially offset by gains in both the Men’s & Athletic division and the LifeStride division. In addition, the West Coast dock strike at the end of 2002 caused some customers to accelerate their orders of spring product prior to the end of 2002. Also, reductions in purchases by a few major customers, as they worked to reduce their inventories, negatively impacted 2003 sales. Naturalizer sales declined slightly in 2003, reflecting the difficult retail environment, but the brand increased its department store market share to 4.9% in 2003 from 4.7% in 2002, per NPD Group, Inc. The LifeStride brand’s sales increased 17.5% in 2003, reflecting strong acceptance of its casual and dress footwear, and increased its department store market share to 2.1% in 2003 from 1.9% in 2002, per NPD Group, Inc. data.

Gross Profit
      Gross profit as a percent of sales decreased to 31.0% in 2004 from 32.8% in 2003, or a difference of 1.8%. Wholesale Operations achieved a gross profit improvement of $6.7 million due primarily to the increase in sales. Gross profit as a percentage of sales was negatively impacted by higher provisions for allowances and inventory markdowns. The Bass business experienced lower than expected margins as we transitioned this business into the Company in 2004.
      Gross profit as a percent of sales increased to 32.8% in 2003 from 32.0% in 2002, or a difference of 0.8%. Wholesale Operations achieved a gross profit improvement of $2.7 million despite the slight decrease in sales. This increase is attributable to a higher mix of branded product sales and higher gross profits in both the branded and discount channels, partially offset by a lower gross profit percentage in the Canadian wholesale division and the charge of $1.6 million to write down unusable raw materials from the closing of our last Canadian factory in Perth, Ontario.

Selling and Administrative Expenses
      Selling and administrative expenses increased $17.6 million, or 13.8%, to $145.9 million during 2004 compared to $128.3 million in 2003. As a percent of sales, these costs increased to 23.7% in 2004 compared to 22.9% in 2003. The increase in selling and administrative expenses was driven in part by transition and assimilation costs of $5.6 million related to the acquisition of the Bass footwear license during 2004. The remainder of the increase is due to increased selling and marketing and warehousing and shipping expenses associated with the increase in sales volume, partially offset by lower incentive plan costs.
      Selling and administrative expenses increased $1.4 million, or 1.1%, to $128.3 million during 2003 compared to $126.9 million in 2002. As a percent of sales, these costs increased to 22.9% in 2003 compared to 22.4% in 2002, or an increase of 0.5%. The increase was principally due to a charge of $2.7 million to close the division’s last Canadian footwear manufacturing facility and additional investment in product development and sales talent, partially offset by a $1.4 million reduction in marketing costs, a $0.4 million reduction in warehousing and distribution costs and lower incentive plan costs.

Operating Earnings
      Operating earnings for the Wholesale Operations segment decreased $10.9 million, or 19.6%, to $44.9 million for 2004 compared to $55.8 million for 2003. The decrease is driven by transition and assimilation costs of $5.6 million related to the acquisition of the Bass footwear license during 2004, an operating loss for the Bass business, lower sales in several divisions and higher allowances and markdowns across the division.
      Operating earnings for the Wholesale Operations segment increased $1.3 million, or 2.4%, to $55.8 million for 2003 compared to $54.5 million for 2002. Operating earnings increased slightly despite a modest decline in sales as a result of improved gross profit percentages due to the greater mix of branded product sales and higher gross profit percentages in both the branded and discount channels, partially offset by the lower Canadian results.

Other Segment
      The Other segment includes our majority-owned subsidiary, Shoes.com, Inc., a footwear e-commerce company, and unallocated corporate administrative and other costs.

Net Sales
      Net sales of Shoes.com increased $9.6 million, or 120%, to $17.7 million in 2004 and increased $3.6 million, or 81.8%, to $8.0 million in 2003. The increases in both years in net sales reflect strong sales growth due to increased Web site traffic and improved conversion rates.

Operating Earnings
      The Shoes.com business generated an operating loss of $0.2 million in 2004, improving upon its $0.7 million operating loss in 2003. The improvement is primarily attributed to leveraging fixed expenses over the increased sales.
      The Shoes.com business generated an operating loss of $0.7 million in 2003, improving upon its $1.6 million operating loss in 2002. The improvement is primarily attributed to a $0.7 million impairment charge recorded in 2002 to reduce the value of the domain name intangible asset. In addition, the substantial growth in the Shoes.com business has resulted in better leveraging of fixed costs.

Other Corporate Expenses
      Unallocated corporate administrative and other costs were $30.2 million, $30.2 million and $27.4 million in 2004, 2003 and 2002, respectively.
      The 2004 expenses include a number of special charges, including a $3.5 million charge related to our guarantee of an Industrial Development Bond in Pennsylvania for a business we divested in 1985, a $2.4 million charge related to the insolvency of an insurance company which is now in liquidation that insured us for workers’ compensation and casualty losses from 1973 to 1989 and a $1.7 million charge for severance and benefit costs related to reductions in our workforce. Removing the impact of the special items noted above impacting 2004 and the Redfield litigation charge in 2003 described below, unallocated corporate expenses have declined $4.5 million compared to 2003, which is largely due to lower compensation costs associated with both stock-based and cash-based incentive compensation plans.
      The 2003 expenses include a $3.1 million charge for costs related to the class action litigation related to the Redfield site and associated costs, including the verdict, anticipated pretrial interest and sanction costs. Removing the impact of the litigation charge in 2003 and the severance recovery in 2002, corporate expenses decreased $1.4 million in 2003 compared to 2002. This decrease is primarily attributable to lower environmental costs of $3.3 million, lower charitable contributions of $1.0 million and lower consulting costs of $0.8 million, partially offset by higher salaries of $1.5 million, higher legal fees of $0.4 million and higher recruiting costs of $0.4 million. Incentive plan costs were approximately the same as in 2002.
      The 2002 expenses are net of a recovery of $1.1 million of a severance charge taken in 2001 and, in comparison to 2001, include higher environmental costs of $3.0 million, primarily related to our Redfield property in Denver, Colorado, as described in Note 17 to the consolidated financial statements, higher incentive plan costs of $3.3 million, higher salaries and benefits of $1.6 million, higher charitable contributions of $1.0 million and the nonrecurrence of a $1.9 million gain on the sale of our aircraft in 2001, partially offset by $2.9 million of lower consulting costs, which were associated with the implementation of the shared-services platform.
Restructuring Initiatives
Closure of Canadian Manufacturing Facility
      In the fourth quarter of 2003, we made the decision to close our last Canadian footwear manufacturing factory and recorded a pretax charge of $4.5 million, the components of which were as follows:

•	Severance and benefit costs for approximately 300 factory employees — $2.3 million

•	Inventory markdowns to liquidate factory inventory — $1.6 million

•	Cost to buy out leases prior to their normal expiration date — $0.6 million
      Of the $4.5 million charge, $1.6 million was reflected in cost of goods sold, and $2.9 million was reflected in selling and administrative expenses. A tax benefit of $1.8 million was associated with this charge. In 2004, the closing was completed, and the actual costs incurred were in line with our estimates recorded at the end of 2003.
Closure of Underperforming Naturalizer Retail Stores
      In the fourth quarter of 2001, we made the decision to close 97 underperforming Naturalizer retail stores in the United States and recorded a pretax charge of $16.8 million, the components of which were as follows:

•	Costs to buy out leases prior to their normal expiration date — $8.3 million

•	Inventory markdowns to liquidate quantities in closing stores — $4.1 million

•	Fixed asset write-downs to net realizable value — $4.1 million

•	Severance and benefit costs for employees terminated by the store closings — $0.3 million
      During 2002, we decided to keep 4 of the originally identified stores open and to close an additional 13 stores. As a result, a total of 106 stores were included under this program. In the fourth quarter of 2002, we completed negotiations with landlords to buy out store leases and completed the closing of all but one store. An assessment of remaining reserve needs indicated $0.9 million of the originally established reserve was not needed, and we reversed it to income. In early 2003, we paid $0.4 million to landlords to complete all obligations.
Impact of Inflation
      The effects of inflation on our business and results of operations have been minor over the last several years, and we do not expect inflation to have a significant impact in the foreseeable future.
Liquidity and Capital Resources
      For a discussion of our liquidity following the Transactions, please refer to “— Post Transactions Liquidity and Capital Resources.”
Borrowings

	January 29,	January 31,	Increase/
	2005	2004	(Decrease)
($ millions)
Long-term debt, including current maturities	$142.0	$119.5	$22.5

      In December 2001, we entered into a five-year, secured $350.0 million revolving bank Credit Agreement. We entered into an Amended and Restated Credit Agreement (the “Agreement”) effective July 21, 2004, which amended and restated our existing $350.0 million revolving bank Credit Agreement. The Agreement provides for a maximum line of credit of $350.0 million, subject to the calculated borrowing base restrictions. In addition to extending the credit term, the Agreement also provides other benefits to us, including expanding the definition of eligible inventory in certain circumstances and reducing the interest rate spread paid on outstanding borrowings. Borrowing Availability under the Agreement is based upon the sum of eligible accounts receivable and inventory, less outstanding borrowings, letters of credit and applicable reserves. The Agreement matures on July 21, 2009, and our obligations are secured by accounts receivable and inventory of the Company and our wholly owned domestic and Canadian subsidiaries. Borrowings under the Agreement bear interest at a variable rate determined based upon the level of Availability under the Agreement. If Availability falls below specified levels, we may be required to reclassify all borrowings under the Agreement to a current liability. Certain covenants would be triggered if Availability were to fall below specified levels, including fixed charge coverage requirements. In addition, if Availability falls below $25.0 million and the fixed charge coverage ratio is less than 1.0 to 1, we would be in default. The Agreement also contains certain other covenants and restrictions. Interest on borrowings is at variable rates based on the LIBOR rate or the base rate, as defined. There is a fee payable on the unused amount of the facility.
      We believe that borrowing capacity under this facility will be adequate to meet our operational needs and capital expenditure plans for the foreseeable future.
      At the end of 2004, we had $142.0 million of borrowings and $16.2 million of letters of credit outstanding under the Agreement. Of the borrowings, we classified $50.0 million as long-term debt on the balance sheet, as we expect this amount to be outstanding throughout the following year. We have entered into an interest rate swap contract that expires in October 2006 to fix the interest rate on this $50.0 million of debt at 6.53%. Total additional borrowing Availability was approximately $173.0 million at the end of 2004.
      In 2004, our total debt increased $22.5 million to $142.0 million, due to lower cash provided by operating activities, primarily due to the investment in accounts receivable and inventory from the new Bass business. Our ratio of debt-to-total capital increased to 26.6% at the end of 2004, from 25.4% at the end of 2003.
Working Capital and Cash Flow

		(As Restated)
	January 29,	January 31,	Increase/
	2005	2004	(Decrease)
($ millions)
Working capital	$281.3	$292.4	$(11.1)

			Increase/
	2004	2003	(Decrease)

Net cash provided by operating activities	$53.3	$93.4	(40.1)
Net cash used by investing activities	(46.1)	(34.6)	(11.5)
Net cash provided (used) by financing activities	16.6	(35.3)	51.9

Increase in cash and cash equivalents	$23.8	$23.5	$0.3

      Working capital at January 29, 2005, was $281.3 million, which was $11.1 million lower than at January 31, 2004. Our current ratio, the relationship of current assets to current liabilities, decreased from 2.24 to 1 at January 31, 2004, to 1.82 to 1 at January 29, 2005. The decrease in working capital is primarily due to higher current maturities of long-term debt.
      At January 29, 2005, we had $79.4 million of cash and cash equivalents, which represents cash and cash equivalents of our Canadian and other foreign subsidiaries. Our intention is to maintain this cash within our foreign operations indefinitely or to repatriate it only when it is tax-effective to do so. On October 22, 2004, the Jobs Creation Act was signed into law. The Jobs Creation Act provides for a special tax reduction for certain foreign earnings that are repatriated to the United States if certain conditions are met. Based on initial estimates, we may be able to repatriate approximately $70.0 million to $80.0 million, which would generate tax expense of approximately $10.0 million. However, the ultimate amount of tax expense could vary. As of January 29, 2005, we were continuing to evaluate the terms of the Jobs Creation Act, but as of that date, we had made no decisions regarding repatriation and, accordingly, had not made provision for any deferred taxes on unremitted foreign earnings. Subsequently, in connection with the Acquisition, we repatriated approximately $60.5 million of cash held by our subsidiary, Brown Group Dublin Limited, and incurred an associated tax expense of approximately $9.5 million. See “Use of Proceeds.”
      Cash provided by operating activities in 2004 was $53.3 million, compared to $93.4 million in 2003. The decrease is primarily due to higher inventory and accounts receivable balances, due in part to the new Bass business, partially offset by higher accounts payable.
      Cash used by investing activities in 2004 included capital expenditures of $46.2 million, primarily for new store openings and store remodelings at Famous Footwear and Specialty Retail. In 2005, we expect capital expenditures of approximately $40.0 million, primarily for new stores and store remodeling at Famous Footwear.
      Cash provided by financing activities was $16.6 million, representing an increase of debt obligations of $22.5 million, the payment of $7.3 million in dividends, proceeds from stock option exercises of $2.6 million and debt issuance costs of $1.3 million associated with our Amended and Restated Credit Agreement.
      In May 2000, we announced a stock repurchase program authorizing the repurchase of up to 2 million shares of our outstanding common stock. In 2004, 2003 and 2002, we did not purchase any shares. Since the inception of this program, we have repurchased a total of 928,900 shares for $11.3 million.
      We paid dividends totaling $0.40 per share in each of 2004, 2003 and 2002. The 2004 dividends marked the 82nd year of consecutive quarterly dividends.
Critical Accounting Policies and Estimates
      Certain accounting issues require management estimates and judgments for the preparation of financial statements. Our most significant policies requiring the use of estimates and judgments are listed below.

Inventories
      Inventories are our most significant asset, representing 50% of total assets at the end of 2004. We value inventories at the lower of cost or market, with 94% of consolidated inventories using the last-in, first-out (LIFO) method.
      We continually apply our judgment in valuing our inventories by assessing the net realizable value of our inventories based on current selling prices. At our Famous Footwear division, we recognize markdowns when it becomes evident that inventory items will be sold at retail prices less than cost, plus the cost to sell the product. This policy causes gross profit rates at Famous Footwear to be lower than the initial markup during periods when permanent price reductions are taken to clear product. At all other divisions, we provide markdown reserves to reduce the carrying values of inventories to a level where, upon sale of the product, we will realize our normal gross profit rate. We believe these policies reflect the difference in operating models between Famous Footwear and our other divisions. Famous Footwear continually runs promotional events to drive seasonal sales to clear seasonal inventories. The other divisions rely on permanent price reductions to clear slower-moving inventory.

Income Taxes
      We provide taxes for the effects of timing differences between financial and tax reporting. These differences relate principally to employee benefit plans, accrued expenses, bad debt reserves, depreciation and inventory.
      We do not provide deferred taxes on the accumulated unremitted earnings of our Canadian and other foreign subsidiaries. Based on the current United States and Canadian income tax rates, we anticipate that no additional taxes would be due if the Canadian earnings were distributed. With regard to our other foreign subsidiaries, our intention is to reinvest these earnings indefinitely or to repatriate the earnings only when it is tax-effective to do so. If these amounts were not considered indefinitely reinvested, additional deferred taxes of approximately $32.6 million would have been provided. See the discussion of the Jobs Creation Act above, under the caption “Working Capital and Cash Flow,” for a discussion of potential repatriation of foreign earnings under the Jobs Creation Act.
      At January 29, 2005, we have foreign tax credit carryforwards and, at certain of our subsidiaries, net operating loss carryforwards. We evaluate these carryforwards for realization based upon their expiration dates and our expectations of future taxable income. As deemed appropriate, valuation reserves are recorded to adjust the recorded value of these carryforwards to the expected realizable value.

Lease Accounting
      Construction Allowances Received From Landlords. At the time our retail facilities are initially leased, we often receive consideration from landlords, to be applied against the cost of leasehold improvements necessary to open the store. We treat these construction allowances as a lease incentive, as defined by FASB Technical Bulletin 88-1. The allowances are recorded as a deferred rent obligation upon receipt and amortized to income over the lease term as a reduction of rent expense. The allowances are reflected as a component of other accrued expenses and deferred rent on the consolidated balance sheets.
      Straight-Line Rents and Rent Holidays. We record rent expense on a straight-line basis over the lease term for all of our leased facilities, in accordance with SFAS No. 13. For leases that have predetermined fixed escalations of the minimum rentals, we recognize the related rental expense on a straight-line basis and record the difference between the recognized rental expense and amounts payable under the lease as deferred rent. At the time our retail facilities are leased, we are frequently not charged rent for a specified period of time, typically 60 days, while the store is being prepared for opening. This rent-free period is referred to as a “rent holiday.” In accordance with FASB Technical Bulletin 85-3, we recognize rent expense over the lease term, including any rent holiday.

Store Closing and Impairment Charges
      We regularly analyze the results of all of our stores and assess the viability of underperforming stores to determine whether they should be closed or whether their long-lived assets have been impaired. We perform asset impairment tests at least annually, on a store-by-store basis. After allowing for an appropriate start-up period, unusual nonrecurring events or favorable trends, we write down to fair value the fixed assets of stores indicated as impaired.

Litigation and Tax Contingencies
      We are the defendant in several claims and lawsuits arising in the ordinary course of business. We do not believe any of these ordinary course of business proceedings will have a material adverse effect on our consolidated financial position or results of operations. We accrue our best estimate of the cost of resolution of these claims. Legal defense costs of such claims are recognized in the period in which we incur the costs.
      We are audited periodically by domestic and foreign tax authorities. In evaluating issues raised in such audits, we provide reserves for exposures as appropriate.

Environmental Matters
      We are involved in environmental remediation and ongoing compliance activities at several sites. We are remediating, under the oversight of Colorado authorities, contamination at and beneath our owned facility in Colorado (also known as the “Redfield” site) and groundwater and indoor air in residential neighborhoods adjacent to and near the property, which have been affected by solvents previously used at the site and surrounding facilities. In addition, various federal and state authorities have identified the Company as a potentially responsible party for remediation at certain landfills. While we currently do not operate manufacturing facilities, prior operations included numerous manufacturing and other facilities for which we may have responsibility under various environmental laws to address conditions that may be identified in the future. See Note 17 to the consolidated financial statements for a further description of specific properties.
      We provide reserves for estimated costs associated with our environmental remediation matters. We continually assess the level of reserves required. We base such assessments on the most recent information available as to the actions that will be required by the various federal and state authorities responsible for the various sites. We believe the reserves carried at January 29, 2005, of $8.4 million, are appropriate, but changes in estimates and actions necessary to complete the regulatory requirements may cause the required levels of reserves to change.

Impact of Prospective Accounting Pronouncements — Share-Based Compensation
      During December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. We have historically provided pro forma disclosures of stock option expense in the notes to our financial statements as previously allowed by SFAS No. 123, rather than recognizing the impact of such expense in the financial statements. We expect to adopt the provisions of SFAS No. 123(R), utilizing the modified-prospective transition method, effective at the beginning of fiscal year 2005. This change is expected to result in a reduction of net income of approximately $3.8 million, or $0.20 per diluted share, during 2005, including stock awards that are expected to be granted during 2005. Furthermore, we have historically utilized the Black-Scholes formula in determining the fair value of stock options and the related pro forma expense disclosures. Upon adoption of SFAS No. 123(R) in the first quarter of 2005, we will utilize a binomial valuation model, as we believe that the binomial valuation model will result in a more accurate estimate of fair value. Under the modified-prospective transition method, the expense associated with awards that were granted but not vested upon adoption of SFAS No. 123(R) is based upon the same estimate of the fair value at grant date as previously used under SFAS No. 123 (i.e., utilizing the Black-Scholes methodology). New grants will be valued under a binomial valuation model. We do not anticipate the recognition of any cumulative effect of a change in accounting principle, and prior periods will not be restated.
Off-Balance Sheet Arrangements
      At January 29, 2005, we were contingently liable for remaining lease commitments of approximately $8.6 million in the aggregate, which relate to the Cloth World and Meis specialty retailing chains and a manufacturing facility, which were sold in prior years. These obligations will continue to decline over the next several years as leases expire. In order for us to incur any liability related to these lease commitments, the current owners would have to default. At this time, we do not believe this is reasonably likely to occur.

Contractual Obligations
      In the normal course of business, we enter into contracts and commitments which obligate us to make payments in the future. The table below sets forth our significant future obligations by time period. Further information on these commitments is provided in the notes to our consolidated financial statements, which are cross-referenced in this table. Our obligations outstanding as of January 29, 2005, include the following:

	Payments Due by Period

		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
($ millions)
Current maturities of long-term debt(1)	$92.0	$92.0	$—	$—	$—
Long-term debt(2)	50.0	—	—	50.0	—
Operating lease commitments (Note 11)	569.5	121.0	190.5	132.7	125.3
Minimum license commitments	13.8	7.5	6.3	—	—
Purchase obligations(3)	388.1	387.8	0.3	—	—

Total	$1,113.4	$608.3	$197.1	$182.7	$125.3

(1)	Current maturities of long-term debt bear interest at the LIBOR rate plus 1.50%. Interest obligations are not included in the table above. See Note 10 to the consolidated financial statements.

(2)	Long-term debt bears interest at the LIBOR rate plus 1.50%. We have an interest rate swap agreement, with a notional amount of $50.0 million expiring in October 2006, that converts variable rate interest payable on $50.0 million of long-term borrowings under the revolving credit agreement to a fixed rate of 6.53%. Interest obligations are not included in the table above. See Note 10 to the consolidated financial statements.

(3)	Purchase obligations include agreements to purchase goods or services in the normal course of business that specify all significant terms, including quantity and price provisions.
Quantitative and Qualitative Disclosures about Market Risk

Financial Instruments
      The market risk inherent in our financial instruments and positions represents the potential loss arising from adverse changes in foreign currency exchange rates and interest rates. To address these risks, we enter into various hedging transactions to the extent described below. All decisions on hedging transactions are authorized and executed pursuant to our policies and procedures, which do not allow the use of financial instruments for trading purposes. We also are exposed to credit-related losses in the event of nonperformance by counterparties to these financial instruments. Counterparties to these agreements, however, are major international financial institutions, and we believe the risk of loss due to nonperformance is minimal.
      A description of our accounting policies for derivative financial instruments is included in Note 12 of our consolidated financial statements.

Foreign Currency Exchange Rates
      In the normal course of business, we are exposed to foreign currency exchange rate risks as a result of having assets, liabilities and inventory purchase commitments outside the United States. We employ an established foreign currency hedging strategy to protect earnings and cash flows from the adverse impact of exchange rate movements. A substantial portion of inventory sourced from foreign countries is purchased in United States dollars and, accordingly, is not subject to exchange rate fluctuations. However, where the purchase price is to be paid in a foreign currency, we enter into foreign exchange contracts or option contracts, with maturity periods of normally less than one year, to reduce our exposure to foreign exchange risk. The level of outstanding contracts during the year is dependent on the seasonality of our business and demand for footwear from various locations throughout the world. The changes in market value of foreign exchange contracts have a high correlation to the price changes in the currency of the related hedged transactions. The potential loss in fair value of our net currency positions at January 29, 2005, resulting from a hypothetical 10% adverse change in all foreign currency exchange rates would not be material.
      Assets and liabilities outside the United States are primarily located in Canada, Hong Kong and China. Our investments in foreign subsidiaries with a functional currency other than the United States dollar are generally considered long-term and thus are not hedged. The net investment in such foreign subsidiaries translated into dollars using the year-end exchange rates was approximately $45.0 million at January 29, 2005. The potential loss in fair value resulting from a hypothetical 10% adverse change in foreign exchange rates would be approximately $4.5 million. Any loss in fair value would be reflected as a cumulative translation adjustment in other comprehensive income and would not impact net earnings.

Interest Rates
      Our financing arrangements include $142.0 million of outstanding variable rate debt at January 29, 2005. We have an interest rate swap derivative instrument outstanding at year-end to fix the interest rate on $50.0 million of the borrowings outstanding under the revolving bank credit facility. Changes in interest rates impact fixed and variable rate debt differently. For fixed rate debt, a change in interest rates will only impact the fair value of the debt, whereas a change in the interest rates on variable rate debt will impact interest expense and cash flows.
      Under the bank credit agreement, after consideration of our interest rate swap instruments, the only portion of our outstanding debt obligation subject to variable interest rates is $92.0 million. A hypothetical 10% adverse change in interest rates on the average outstanding borrowings during 2004 would not have been material to our net earnings or cash flows.
      At January 29, 2005, the fair value of our long-term debt is estimated at approximately $50.0 million, based upon the borrowing rate currently available to us for financing arrangements with similar terms and maturities. The fair value of our interest rate swap instrument associated with this debt at January 29, 2005, was an unrealized loss of $1.4 million. Market risk is viewed as the potential change in fair value of our debt resulting from a hypothetical 10% adverse change in interest rates and would be zero for our long-term debt and approximately $0.1 million related to the interest rate swap agreement at January 29, 2005.
      Information appearing under the caption “Derivative Financial Instruments” in Note 12 of our consolidated financial statements is incorporated herein by reference.
Internal Control Over Financial Reporting
      Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 29, 2005 based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our principal executive officer and principal financial officer have concluded that our internal control over financial reporting was ineffective as of January 29, 2005 because of the restatement described in the following paragraph.
      We identified a material weakness in internal control related to the selection and monitoring of appropriate accounting methods for leasehold improvements funded by landlord incentives and the recognition of straight-line rent on leased facilities. As a result, our management determined that fixed assets, current liabilities and expenses, as well as operating and investing cash flow activities over the last several years had been understated. We have restated our prior financial statements related to these misapplications of GAAP related to lease accounting.
      A material weakness in internal controls over financial reporting is a control deficiency within the meaning of the Public Company Accounting Oversight Board Auditing Standard No. 2, or a combination of control deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. According to the Public Company Accounting Oversight Board’s Auditing Standard No. 2, a “restatement of previously issued financial statements to reflect the correction of a misstatement should be regarded as at least a significant deficiency and as a strong indicator that a material weakness in internal control over financial reporting exists.” We, in consultation with our independent registered public accountants, Ernst & Young LLP, have determined that our failure to prevent or detect the accounting errors until this restatement indicates a material weakness in our internal control over financial reporting, as it existed on January 29, 2005.
      Management’s assessment of the effectiveness of our internal control over financial reporting as of January 29, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included in our Annual Report on Form 10-K for the year ended January 29, 2005.
      Our evaluation did not reveal any fraud, intentional misconduct or concealment on the part of our personnel. Our management identified and implemented the steps necessary to address this material weakness, including the implementation of additional controls over the accounting for leases.
Bennett
      References to fiscal 2002, fiscal 2003 and fiscal 2004 refer to Bennett’s fiscal years ended on December 31, 2002, 2003 and 2004, respectively.
Overview
      General. Founded in 1961, Bennett is a leading designer and marketer of branded and private label women’s fashion footwear in the United States. Bennett’s footwear offerings are sold across a broad range of distribution channels, including department stores, specialty footwear retailers, national chain retailers and mass merchandisers. Bennett’s owned brands include the Via Spiga and Nickels Soft brands. It also licenses Franco Sarto, Etienne Aigner and certain other brands under exclusive arrangements.
      Significant Transactions. Effective February 14, 2004, Bennett acquired the U.S. wholesale and retail operations of Intershoe, Inc., a designer, importer and marketer of women’s and men’s footwear to retailers throughout North America, primarily under the Via Spiga and Nickels Soft brands, and a retailer of Via Spiga shoes. The purchase price, including acquisition costs, was $22.3 million.
      On September 15, 2003, Bennett entered into an exclusive, seven-year licensing agreement with Etienne Aigner, Inc. to market and sell products bearing the Etienne Aigner brand and other related brands.
      As a result of these transactions (and certain other transactions that were not consummated), and the changes in Bennett’s ownership structure in fiscal 2003, there are several items affecting the operating results of Bennett in fiscal 2004 and fiscal 2003. These items are:

•	Special Compensation Costs — In conjunction with the restructuring of the ownership of Bennett in fiscal 2003, certain share-based compensation costs were incurred and special cash incentive compensation programs were instituted. These compensation costs totaled $3.3 million and $3.6 million in fiscal 2004 and fiscal 2003, respectively.

•	Etienne Aigner Distribution Center Costs — In conjunction with the acquisition of the Etienne Aigner license in late 2003, Bennett incurred duplicate distribution center and systems processing costs during the start-up transition period of $1.1 million in fiscal 2004 and $0.3 million in fiscal 2003.

•	Intershoe Transition Costs — Transition and start-up costs associated with this acquisition in early fiscal 2004 totaled $1.3 million. These costs consisted primarily of staffing costs.

•	Professional Fees — In fiscal 2004, Bennett incurred $0.9 million of costs investigating additional acquisitions that were not consummated. In fiscal 2003, Bennett incurred professional fees of $1.5 million in connection with the ownership restructuring described above and $0.1 million of costs investigating additional acquisitions that were not consummated.

      Recent Event. On April 22, 2005, Brown Shoe completed its previously announced acquisition of Bennett.
      Business Environment. Although the retail environment will continue to be very challenging, Bennett believes its existing brand portfolio provides a foundation for continued growth in fiscal 2005 and beyond. Bennett will seek to effect pricing measures and strategies designed to increase its revenues from the sale of footwear. These measures and strategies may include price increases, which may or may not accompany the repositioning of a brand or a line, or decisions regarding appropriate policies for markdowns or allowances. However, due to the competitive nature of the fashion footwear business and pressure from retailers to maintain or reduce price points, Bennett believes that it is constrained in significantly increasing or maintaining its revenues through pricing measures and strategies.
      Revenues. Bennett recognizes net product revenue on wholesale sales of footwear and, starting in fiscal 2004, retail sales of footwear. Bennett also recognizes commission income representing fees earned for creating designs and managing the development and production processes of private label and other footwear for certain retailers. Bennett also recognizes license income in the form of fees earned when a licensee or sub-licensee of Bennett’s owned or licensed brand names reports sales of licensed products.
      Income Taxes. Income taxes for Bennett are generally the responsibility of its members because it is treated as a partnership for federal income tax purposes. Accordingly, Bennett’s income tax provision only reflects state taxes for certain states that do not treat limited liability companies as flow-through entities for income tax purposes. Following the consummation of the Acquisition, Bennett’s income will be subject to taxation as part of the Brown Shoe consolidated tax returns.
Consolidated Results

	Fiscal Years Ended December 31,

	2004		2003		2002

		% of		% of		% of
		Net		Net		Net
		Product		Product		Product
		Revenue		Revenue		Revenue
($ millions)
Net product revenue	$189.6	100.0%	$113.1	100.0%	$97.8	100.0%
Cost of goods sold	136.4	71.9%	81.3	71.9%	68.4	69.9%

	53.2	28.1%	31.8	28.1%	29.4	30.1%
Commission and license income	18.1	9.5%	13.4	11.8%	12.2	12.4%

Gross profit	71.3	37.6%	45.2	39.9%	41.6	42.5%
Selling and administrative expenses	51.6	27.2%	31.9	28.2%	26.3	26.9%

Operating earnings	19.7	10.4%	13.3	11.7%	15.3	15.6%
Interest expense	(2.4)	(1.3)%	(1.2)	(1.0)%	(1.0)	(1.0)%
Other expense, net	(0.8)	(0.4)%	(0.3)	(0.3)%	—	—

Income before income taxes	16.5	8.7%	11.8	10.4%	14.3	14.6%
Provision for income taxes	(0.7)	(0.4)%	(0.7)	(0.6)%	(0.6)	(0.6)%

Net earnings	$15.8	8.3%	$11.1	9.8%	$13.7	14.0%

Fiscal 2004 Compared to Fiscal 2003
      Net product revenue increased by $76.5 million, or 67.6%, to $189.6 million in fiscal 2004. The increase reflects $50.8 million of net product revenue of Intershoe brands, including net product revenue of $10.6 million from the Via Spiga retail stores acquired in February 2004. Additionally, the full year effects of the acquisition of the Etienne Aigner license in September 2003 contributed $25.6 million of additional net product revenue in fiscal 2004. Franco Sarto net product revenue increased by $2.8 million as Bennett continued to grow this business through category expansion at many of its major retail customers. These increases offset a $2.7 million decrease in Bennett’s other brands. The resulting overall increase in net product revenue was therefore largely due to increased unit volume and a shift in sales mix to higher-priced products (both of which resulted from the addition of brands in fiscal 2004 and fiscal 2003), rather than due to increased pricing.
      Commission and license income increased $4.7 million, or 35.1%, to $18.1 million in fiscal 2004 due to management’s ability to leverage its brand portfolio to successfully build its mid-tier business and expand its licensing opportunities through its owned and licensed brands.
      Gross profit increased $26.1 million, or 57.7%, to $71.3 million in fiscal 2004. The increase in gross profit was driven primarily by Bennett’s growth in net product revenue. As a percentage of sales, gross profit decreased to 37.6% from 39.9% due to inventory disposal costs associated with the acquired Intershoe brands as well as a difficult retail environment during the second half of the year.
      Selling and administrative expenses increased $19.7 million, or 61.8%, to $51.6 million in fiscal 2004. The increase in selling and administrative expenses in fiscal 2004 is primarily due to the Intershoe acquisition, including costs to consolidate operations of $1.3 million, transition costs associated with the acquisition of the Etienne Aigner license of $1.1 million in fiscal 2004, compared to $0.3 million in fiscal 2003, as well as costs of investigating additional acquisitions of $0.9 million. In addition, special compensation costs and professional fees related to the restructuring of ownership of Bennett were $3.3 million in fiscal 2004 and $5.1 million in fiscal 2003.
      As a percentage of sales, selling and administrative expenses were 27.2% in fiscal 2004 compared to 28.2% in fiscal 2003. This decrease, and improved leverage of the expense base, reflects the 67.6% increase in net product revenue in fiscal 2004, which exceeded the 61.8% increase in selling and administrative costs.
      Interest expense increased $1.2 million to $2.4 million in fiscal 2004. The increase is reflective of higher borrowings associated with the Etienne Aigner license acquisition in September 2003 and the Intershoe acquisition in February 2004, as well as increasing interest rates during the second half of the year.

Fiscal 2003 Compared to Fiscal 2002
      Net product revenue increased by $15.3 million, or 15.6%, to $113.1 million in fiscal 2003. The increase reflects $10.0 million of net product revenue of the Etienne Aigner products, which were licensed in September 2003. Additionally, Franco Sarto net product revenue increased by $6.9 million as Bennett successfully expanded the footwear categories sold using this trade name. These increases offset a $1.6 million decrease in net product revenue of Bennett’s other brands. The resulting overall increase in net product revenue was therefore largely due to increased unit volume and a shift in sales mix to higher-priced products, rather than due to increased pricing.
      Commission and license income increased 10.0% in 2003 primarily due to increased first-cost sales of private label products to discount retailers on which commissions were earned.
      Gross profit increased $3.6 million, or 8.7%, to $45.2 million in fiscal 2003. As a percentage of sales, gross profit decreased to 39.9% in fiscal 2003 compared to 42.5% in fiscal 2002. The decrease in gross profit percentage was due primarily to inventory disposal costs associated with the acquisition of the Etienne Aigner license, as a portion of inventories on hand and at retail accounts were sold at discounted prices.
      Selling and administrative expenses increased $5.6 million, or 21.3%, to $31.9 million in fiscal 2003. As a percentage of sales, selling and administrative expenses were 28.2% in fiscal 2003 compared to 26.8% in 2002. The increase in selling and administrative expenses in fiscal 2003 was primarily due to special cash compensation costs associated with the restructuring of Bennett’s ownership and professional fees associated with the ownership restructuring and financings in fiscal 2003.
Liquidity and Capital Resources
      Bennett has historically funded its operations principally through a combination of senior bank indebtedness and income from operations. The fiscal 2003 license and asset purchase transactions with

Etienne Aigner were funded through a combination of increased senior bank indebtedness and income from operations. In fiscal 2004, Bennett used the proceeds of equity investments and members’ loans, along with increased senior bank indebtedness and income from operations, to fund the acquisition of the Intershoe footwear brands and certain related businesses and assets.

Borrowings

	December 31,

	2004	2003	Increase
($ millions)
Line of credit	$25.7	$14.0	$11.7
Long-term debt, including current maturities	16.9	12.1	4.8

Total short and long-term debt	$42.6	$26.1	$16.5

      In May 2003, Bennett entered into a five-year $35.0 million secured financing agreement. The agreement consisted of a $25.0 million revolving credit facility, which was increased by $5.0 million in September 2003, and a $10.0 million term loan. The amount that Bennett may borrow under the revolving credit facility is referred to as Availability, which is based on a formula of eligible accounts receivable and eligible inventory, subject to certain adjustments, less outstanding borrowings and letters of credit. Certain loan covenants would be breached if Availability were to fall below certain specified levels during the course of the year. There are certain other restrictions and covenants to the agreement. Interest rates on the line of credit are based on LIBOR plus 2.50% or the lender’s base rate. Borrowings are collateralized by all assets of Bennett. The term loan is payable in sixty monthly installments of $166,700 plus an annual excess cash flow payment based upon the prior year results. Interest rates for the term loan are based on LIBOR plus 3.50% or 1.00% over the base rate.
      In fiscal 2004, Bennett acquired the U.S. wholesale and retail operations of Intershoe, Inc. The $22.3 million acquisition was funded by a combination of senior debt, sellers financing and contributed equity by the members as follows:

Capital contribution	$9.0 million
Seller note	6.2 million
Senior term loan	5.0 million
Revolver borrowings	2.1 million

Total	$22.3 million

      In connection with the Intershoe acquisition, Bennett’s secured financing agreement was amended to increase the facility size to $55.0 million, including a $40.0 million revolving credit facility and a $15.0 million term loan. Additionally, the term loan monthly installment payment was increased to $267,000 over the remainder of the original five-year term of the loan.
      At the end of fiscal 2004, Bennett had $42.6 million of borrowings and $1.6 million of letters of credit. Total Availability under the revolving credit facility was $10.8 million at the end of fiscal 2004.
      In fiscal 2004, Bennett’s total debt increased by $16.5 million to $42.6 million due in part to the $13.3 million needed to fund the Intershoe acquisition.
      Bennett believes that borrowing capacity under this facility will be adequate to meet its operational needs and capital expenditure plans for the foreseeable future. In connection with the Acquisition, Bennett’s existing credit facilities were repaid in full and thereafter terminated.

Cash Flow Analysis

	Fiscal years ended
	December 31,
			Increase/
	2004	2003	(Decrease)
($ millions)
Net cash provided by operating activities	$8.1	$11.9	$(3.8)
Net cash used in investing activities	(16.2)	(9.0)	(7.2)
Net cash provided by (used in) financing activities	9.0	(2.9)	11.9

Increase in cash	$0.9	$—	$0.9

      Net cash provided by operating activities in fiscal 2004 was $8.1 million, compared to $11.9 million in fiscal 2003. The decrease in net cash provided by operating activities in fiscal 2004 was principally related to losses associated with the transition of the Intershoe business, primarily in the form of duplicative fixed cost expenses as well as unprofitable closeout sales of retail inventory at the acquired Via Spiga stores and unprofitable sales of certain wholesale inventories related to discontinued brands.
      Net cash used in investing activities increased by $7.2 million to $16.2 million in fiscal 2004. The increase was due to the Intershoe acquisition.
      Net cash provided by financing activities increased by $11.9 million to $9.0 million in fiscal 2004. The increase represented a higher debt level to fund the Intershoe acquisition.
Critical Accounting Policies and Estimates

General
      The preparation of financial statements in conformity with generally accepted accounting principles requires Bennett’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, Bennett evaluates its estimates, including those related to markdowns, bad debts, inventories, intangible assets, and contingencies. Bennett bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
      Bennett believes the following critical accounting policies affect its more significant judgments and estimates used in preparation of its consolidated financial statements.

Revenue Recognition
      Bennett recognizes revenue upon the shipment of products. Allowances for markdowns and doubtful accounts are estimated based on historical losses, adjusting for current economic conditions, and in some cases, evaluating specific customer accounts for risk of loss. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Though Bennett considers these balances adequate and proper, changes in economic conditions in specific markets in which Bennett operates could have a material effect on reserve balances required.

Inventories
      Inventories are Bennett’s most significant assets, representing 43% of total assets at the end of fiscal 2004. Bennett value inventories at the lower of cost or market using the first-in, first-out (FIFO) method.
      Bennett continually applies its judgment in valuing inventories by assessing the net realizable value of inventories based upon current selling prices. Bennett provides markdown reserves to reduce the carrying value of inventories to a level reflecting market prices that are below the cost of the inventories. At year-end, Bennett reduces the carrying value of individual styles where the net realizable value is lower than cost.

Intangible Assets
      Specifically, identifiable intangible assets, which consist of debt issuance costs, licenses, and trademarks, are reported at cost, net of accumulated amortization. These intangible assets, with the exception of the trademarks, are being amortized over their estimated useful lives, which range from five to seven years, at amortization rates that are proportional to each asset’s estimated economic benefit to Bennett. Trademarks are considered to have an indefinite life and, therefore, are not being amortized. Bennett reviews the carrying value of these intangible assets annually, or more frequently when indicators of impairment are present.
Off Balance Sheet Arrangements
      At December 31, 2004, Bennett was liable for certain standby letters of credit totaling $1.6 million primarily representing security deposits for leased property. Additionally, Bennett had foreign currency contracts with a fair market value of $0.8 million for purchases of Italian-sourced footwear in Euros.
Contractual Obligations
      In the normal course of business, Bennett enters into contracts and commitments, which obligate it to make payments in the future. The table below sets forth Bennett’s significant future obligations by time period. Further information describing these commitments is provided in notes 5, 8, 9, and 13 to Bennett’s consolidated financial statements. Bennett’s obligations as of December 31, 2004 include the following:

	Payments Due by Period

		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
($ millions)
Line of credit	$25.7	$25.7	$—	$—	$—
Long-term debt(1)	16.9	5.4	11.4	0.1	—
Operating lease commitments	27.0	4.4	8.5	7.1	7.0
Minimum license fee commitments	22.2	3.1	7.3	7.8	4.0
Purchase obligations(2)	12.0	12.0	—	—	—

Total	$103.8	$50.6	$27.2	$15.0	$11.0

(1)	Long-term debt represents principal payments exclusive of interest.

(2)	Purchase obligations include agreements to purchase goods or services in the normal course of business that specify all significant terms, including quantity and price provisions.
Exchange Rates
      Bennett does not manufacture its own products, but rather has them manufactured abroad because of supplier availability and manufacturing prices. Bennett has no long-term contracts with these manufacturers. Instead, Bennett has chosen to rely on relationships with agents with access to manufacturing facilities to maximize Bennett’s sourcing flexibility. To protect itself against currency fluctuations, when purchasing from China and Brazil, Bennett purchases products in U.S. dollars. Future purchase prices for Bennett’s products may be impacted by fluctuations in the exchange rate between the U.S. dollar and the local currencies of the contract manufacturer, which may affect Bennett’s cost of goods sold in the future. Bennett does not believe the potential effects of such fluctuations would have a material adverse effect on Bennett.
      In fiscal 2004, as a result of the Intershoe transaction, Bennett began sourcing Via Spiga products from Italy. All Italian sourced products are purchased in Euros. In order to reduce exposure arising from adverse changes in Euro exchange rates, Bennett enters into foreign exchange contracts with maturities of normally less than one year. The level of outstanding contracts during the year is dependent on the seasonality of Bennett’s business and demand for the Via Spiga products. The changes in market value of foreign exchange contracts have a high correlation to the changes in the Euro value of the related transactions.

Impact of Inflation
      The effects of inflation on Bennett’s business and results of operations have not been material over the last several years.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995 and Forward-Looking Statements
      This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected, as they are subject to various risks and uncertainties. These risks and uncertainties include, without limitation, the risks detailed in “Risk Factors,” and those described in other documents and reports filed from time to time with the Securities and Exchange Commission, press releases and other communications. We do not undertake any obligation or plan to update these forward-looking statements, even though our situation may change.
Post-Transactions Liquidity and Capital Resources
      On April 22, 2005, we completed our previously announced acquisition of Bennett for $205 million in cash, less indebtedness of Bennett repaid by us at closing of $35.7 million and subject to a post-closing adjustment based on net equity, plus potential earnout payments of up to $42.5 million. The purchase price is subject to a post-closing adjustment based on actual net equity. We used the net proceeds from the offering of the original notes, together with cash on hand and borrowings under our existing senior secured credit facility, to finance the Acquisition and to pay related fees and expenses.
Post-Transactions Debt
      At January 29, 2005, on a pro forma basis after giving effect to the Transactions, we would have had $299.8 million principal amount of consolidated indebtedness, consisting of $149.8 million under our existing senior secured credit facility and $150.0 million principal amount of the senior notes offered hereby. Principal and interest payments under our debt obligations will represent significant liquidity requirements for us. Borrowings under our existing senior secured credit facility will bear interest at floating rates based upon the interest rate option we select. In addition to paying interest on the outstanding principal amount of borrowings under our existing senior secured credit facility, we are required to pay a commitment fee to the lenders for unused commitments at rate of 0.3% per annum and certain other fees. Our existing senior secured credit facility and the senior notes offered hereby will impose restrictions on our operations, including our ability to make capital expenditures and incur additional debt. These restrictions could limit our ability to respond to unanticipated liquidity demands and to take advantage of business opportunities. See “Description of Certain Indebtedness” for a more detailed description of our existing senior secured credit facility, and “Description of the Exchange Notes” for a more detailed description of the terms of the senior notes offered hereby. See also “Risk Factors — Risks Relating to the Notes.”
Capital Expenditures
      Our capital expenditures have historically included primarily furniture and fixtures and leasehold improvements to build-out and/or remodel our retail stores. For fiscal year ended January 29, 2005, Brown Shoe spent $46.2 million on capital expenditures, and for the year ended December 31, 2004, Bennett spent $1.1 million on capital expenditures. We expect to spend approximately $40.0 to $45.0 million per annum over the next three years. Our ability to make capital expenditures is limited by the terms of our existing senior secured credit facility and the senior notes offered hereby.
Sources of Liquidity
      Following the transactions, our principal source of cash to fund our liquidity needs will be cash from operating activities and borrowings under our existing senior secured credit facility. Amounts available under our existing senior secured credit facility may be used for general corporate purposes and working capital. We believe that cash generated from operations, together with amounts available under our existing senior secured credit facility, will be adequate to meet our debt service requirements, working capital needs, capital expenditures and integration costs, although no assurance can be given in this regard. Our future operating performance and ability to service or refinance the notes or our existing senior secured credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.
Quantitative and Qualitative Disclosures About Market Risk
      We believe we have market risk exposure relating to interest rates and foreign currency exchange rates.
      We believe that our primary market risk exposure consists of interest rate risk relating to the variable rate borrowings under our existing senior secured credit facility. The variable interest rate under our existing senior secured credit facility will be based upon the interest rate option we select. Depending on the composition of borrowings under our existing senior secured credit facility, we may be vulnerable to changes in one or both of the LIBOR and short-term U.S. prime interest rates. We may hedge portions of our interest rate exposure, with the objective of reducing the financial impact on us of fluctuations in market interest rates, using arrangements such as interest rate swaps. Based on our pro forma outstanding indebtedness assuming completion of the Transactions as of January 29, 2005, and without giving effect to any interest rate protection measures we may adopt, our potential loss in terms of pre-tax earnings and cash flows from a 10% increase in interest rates would be approximately $0.6 million on an annual basis, attributable to the impact of the interest rate increase on our variable rate borrowings.
      We believe that our exposure to currency exchange rate fluctuations results primarily from the translation exposure associated with the preparation of our consolidated financial statements, in which the financial statements of our subsidiaries outside the United States are translated into U.S. dollars by applying an appropriate exchange rate, as well as from transaction exposure associated with generating revenues and incurring expenses in different currencies, to the extent that receipts and expenditures are not offsetting in any currency. We may enter into transactions in derivative financial instruments to hedge portions of our currency exchange rate exposure from time to time.

BUSINESS
Company Overview
      We were founded in 1878 and are one of the leading footwear retailers and wholesalers in the United States, providing a broad range of branded and private label casual, dress and athletic footwear for women, men and children at a variety of price points through multiple distribution channels. In fiscal 2004, we sold over 97 million pairs of footwear, which represented approximately 7% of the U.S. footwear market by unit volume according to NPD Group. At the end of fiscal 2004, we operated over 1,200 retail stores in the U.S. and Canada, primarily under the Famous Footwear and Naturalizer names. In addition, we design, source and market branded and private label footwear to over 2,000 retailers primarily in the U.S. and Canada, including department stores, national chain retailers, mass merchandisers and specialty footwear retailers. Our retail and wholesale operations accounted for approximately 68% and 32%, respectively, of our fiscal 2004 net sales. By category, our fiscal 2004 net sales were 60% women’s, 28% men’s and 12% children’s. We believe that our acquisition of Bennett, a leading designer and marketer of women’s fashion footwear in the U.S., will complement and further strengthen our portfolio of footwear brands, augment our offerings to our existing customers and expand our customer base. On a pro forma basis assuming we had completed the Acquisition on February 1, 2004, we would have had net sales of $2.1 billion in fiscal 2004.
      We operate our business primarily through the following three segments:
      Famous Footwear. Famous Footwear is America’s largest branded, value-priced family footwear chain, with 919 retail stores in operation at the end of fiscal 2004. Famous Footwear also operates under the names Factory Brand Shoes and Supermarket of Shoes. According to NPD Group, Famous Footwear was the fourth largest footwear retailer in the U.S. in terms of sales in 2004. Famous Footwear stores carry a broad assortment of popular branded, value-priced athletic, casual and dress footwear for the entire family. Brands carried by our stores include Nike, Skechers, New Balance, adidas, K-Swiss, Converse, Aerosoles, Reebok, Vans, LifeStride, Naturalizer, Connie and Mudd. Famous Footwear stores are located in strip shopping centers, outlet malls and regional malls in all 50 states, Puerto Rico and Guam. These stores average approximately 7,000 square feet and generated sales per square foot of $175 in fiscal 2004, reflecting a same store sales increase of 0.8% versus fiscal 2003. Our Famous Footwear segment generated $1.1 billion of net sales in fiscal 2004.
      Specialty Retail. Our Specialty Retail segment operated 359 Naturalizer retail stores in the U.S. and Canada and 16 F.X. LaSalle retail stores in Canada at the end of fiscal 2004. Our Naturalizer retail stores are a showcase for our Naturalizer wholesale brand, which was introduced in 1927, and is one of North America’s leading women’s footwear brands, providing stylish, comfortable and quality footwear in a variety of styles and sizes. In addition, our Naturalizer stores allow us to create a “test and learn” environment whereby we are able to test new Naturalizer styles before offering them to our retailer customers. Our Naturalizer retail stores average approximately 1,500 square feet and are located primarily in regional and outlet malls. Our F.X. LaSalle retail stores offer better-grade men’s and women’s branded and private label footwear. Our Specialty Retail segment generated $191.6 million of net sales in fiscal 2004.
      Wholesale Operations. Our Wholesale Operations segment designs, sources and markets branded and private label women’s, men’s and children’s footwear across a wide range of styles and price points. We have a powerful portfolio of owned and licensed brands, including Naturalizer, Dr. Scholl’s, LifeStride, Bass, Buster Brown, Carlos by Carlos Santana and Connie. We distribute our footwear to over 2,000 retailers in the U.S. and Canada, including department stores, national chain retailers, mass merchandisers and specialty footwear retailers. Our most significant customers include many of the nation’s largest retailers, including Wal-Mart, Payless ShoeSource, Target, The May Department Stores Company, Federated, Dillard’s, Saks, Sears, Nordstrom, Meijer and Famous Footwear, as well as The Bay, Wal-Mart Canada and Payless ShoeSource Canada in Canada. According to NPD Group, we were the second largest supplier of women’s fashion footwear to U.S. department stores in terms of sales for 2004. We believe we are also one of the largest suppliers of footwear to mass merchandisers in the U.S. Our Wholesale Operations segment generated $615.9 million of net sales in fiscal 2004.

Acquisition of Bennett
      On April 22, 2005, we completed our previously announced acquisition of Bennett for $205 million in cash, less indebtedness of Bennett repaid by us at closing of $35.7 million and subject to a post-closing adjustment based on net equity, plus potential earnout payments of up to $42.5 million. Founded in 1961, Bennett was a leading designer and marketer of branded and private label women’s fashion footwear in the U.S. Following the Acquisition, we acquired owned brands including the Via Spiga and Nickels Soft brands, and licenses to the Franco Sarto, Etienne Aigner and certain other brands under exclusive arrangements. Bennett’s footwear offerings are sold across a broad range of distribution channels, including department stores, specialty footwear retailers, national chain retailers and mass merchandisers. Also, we acquired the leases to operate eight Via Spiga stores. For its fiscal year ended December 31, 2004, Bennett had net product revenue of $189.6 million, commission and license income of $18.1 million.
Industry Overview
      We compete in the footwear retail and wholesale markets. According to NPD Group, the U.S. footwear industry generated approximately $39 billion of retail sales for 2004. Fashion footwear (which includes casual, dress, active, walking, hiking, sport sandal and work/occupational footwear) accounted for $27.6 billion, or approximately 71% of retail sales. Performance footwear (which includes running/jogging, cross training, aerobic, basketball, soccer, tennis and golf footwear) accounted for the balance of $11.4 billion, or approximately 29%. Total retail sales of footwear in the U.S. grew at a 1.3% compound annual growth rate (CAGR) from 2002 to 2004, while retail sales of fashion footwear in the U.S. grew at a 1.6% CAGR over the same period.
      Footwear is sold at retail in the U.S. in four primary distribution channels:

		2004 U.S. Footwear
		Retail Sales(1)

Channels	Representative Retailers	$	Percentage

		(In billions)
Department Store/ Specialty Retail	Nordstrom, Macy’s, Bloomingdale’s, Dillard’s, Naturalizer, Nine West, Cole Haan and Rockport	$17.8	45.6%

Mid-Tier	National chain retailers (such as Famous Footwear, DSW, Sears and J.C. Penney), off-price retailers (such as T.J. Maxx and Ross Stores), catalog retailers and factory outlet stores	11.8	30.3%

Discount Store/ Mass Merchandiser	Wal-Mart, Kmart, Target and Payless ShoeSource	6.8	17.4%

Other	QVC, Kids R Us	2.6	6.7%

(1)	Based on NPD Group data
      According to NPD Group data, the department store/specialty retail channel declined from 49.7% of total retail sales in the U.S. footwear industry in 2002 to 45.6% in 2004, while the mid-tier channel increased its share from 26.5% of total retail sales in 2002 to 30.3% in 2004. Over the same period, the discount store/mass merchandiser channel’s share declined from 18.3% of total retail sales in 2002 to 17.4% in 2004; however, Wal-Mart and Target increased their shares of total retail sales from 6.4% and 1.7%, respectively, to 7.0% and 2.0%, respectively, over the same period.

      We segment fashion footwear into five general categories:

Category	Price Point	Primary Sales Channel(s)

Designer	$179.99 +	Department Store/Specialty Retail
Bridge	$89.99 — $199.99	Department Store/Specialty Retail
Better	$49.99 — $ 89.99	Department Store/Specialty Retail
Moderate	$19.99 — $ 59.99	Department Store/Specialty Retail and Mid-Tier
Mass	$9.99 — $ 34.99	Discount Store/Mass Merchandiser
      Footwear products in the designer category are primarily produced in Europe from premium quality leather and other materials. Designer offerings are often produced in limited quantity and are available only through select retailers. The bridge category is characterized by high fashion and style components, with construction from high-quality leather and other materials. Footwear products in the better category typically contain less design and finishing detail than the bridge category, with better-quality leather and other materials. The moderate category is characterized by more traditional and classic styles, often constructed from leather, interpretations of higher-priced products made from lower-quality leather and synthetic materials. The mass category includes footwear products with basic styling sold at lower prices.
      We believe that the following key trends are impacting the footwear industry in the U.S.:
      Changing consumer shopping habits. We believe that convenience has become an increasingly important driver of consumer shopping behavior, particularly in the mass and moderate categories, as consumers pressed for time desire a fast and convenient shopping experience. We believe this trend has led to a shift in consumer traffic away from enclosed regional shopping malls and towards conveniently located “off-the-mall” retailers including national chain retailers, discount stores and mass merchandisers. As a result, the market share for the mid-tier channel, as well as the market share for certain mass merchandisers (such as Wal-Mart and Target), have increased, while market share for the department store/specialty retail channel has declined. We believe that footwear retailers in the mid-tier (such as Famous Footwear and DSW) and discount store/mass merchandiser channels are well-positioned to benefit from this change in consumer shopping habits.
      Shift to emphasis on style in department stores. We believe that department stores continue to experience a shift in consumer preference towards footwear offerings with a higher style component, due in part to shifts in the allocation of consumer expenditures in favor of premium footwear and apparel products. We believe that this trend has resulted in growth in the bridge and designer categories, and an increased emphasis on style in the better and moderate categories. We believe that footwear companies with a presence in the bridge and designer categories and with a higher style component in their better and moderate offerings will benefit from these changes in consumer preference.
      Emphasis on differentiation in the mid-tier channel. We believe that the U.S. footwear industry is highly fragmented, with relatively easy access to low-cost manufacturers. These industry characteristics, we believe, have led to a general increase in the supply of low-cost undifferentiated footwear, which has resulted in reduced consumer loyalty, particularly in the mid-tier channel. We believe that footwear retailers that are able to offer consumers a fresh selection of popular brands and private label offerings based on current styles will be able to differentiate themselves in the market, gain market share and retain customer loyalty.
      Retail consolidation. The challenging overall retail environment over the past several years, we believe, has led to an increased level of consolidation, as retailers aim to reduce costs and gain market share. We believe that the recent merger of Kmart Holding Corp. and Sears, Roebuck & Co. as well as the pending merger of Federated Department Stores with The May Department Stores Company, as well as other retail consolidation will result in a smaller group of retailers that will have increased purchasing power. We believe that retailers will seek to do business with footwear companies that can provide a broad range of branded and private label offerings across multiple styles, categories and price points. We believe that scale, design and sourcing expertise and speed to market will also be important factors for success in the footwear industry.

      Consolidation of footwear companies. Over the past few years, the footwear industry has experienced increased consolidation, including Jones Apparel Group’s acquisition of Maxwell Shoe Company, VF Corporation’s acquisition of Vans, Inc. and Bennett’s acquisition of the U.S. wholesale and retail operations of Intershoe, Inc. As the retail environment continues to evolve to favor footwear companies that can provide a broad portfolio of styles, brands and price points, we believe that consolidation among footwear companies will continue.
Competitive Strengths
      The following strengths serve as a foundation for our business strategy:
      Complementary Wholesale-Retail Platform. We believe that our complementary wholesale-retail platform allows us to capture a significant market share of the footwear industry. Our Famous Footwear stores offer branded value-priced athletic, casual and dress footwear for the entire family. Our Naturalizer retail stores provide us with a dedicated channel to showcase our popular Naturalizer brand of women’s footwear and contribute to the profitability of our Naturalizer wholesale business. These stores help to strengthen the Naturalizer brand and provide us with a “test and learn” environment that helps us offer our wholesale customers fashionable, differentiated product with broad consumer appeal. Our Via Spiga retail stores allow us to showcase the Via Spiga brand. In our Wholesale Operations segment, we design, source and market branded and private label women’s, men’s and children’s footwear across a wide range of styles and price points to over 2,000 retailers in the U.S. and Canada, including department stores, national chain retailers, mass merchandisers and specialty footwear retailers. We believe the insights into consumer trends that we gain at our Famous Footwear and Naturalizer retail stores allow us to adjust our wholesale product offerings to address these trends. We believe that our complementary and flexible wholesale-retail platform is well-positioned to respond to and benefit from changing consumer trends in the footwear industry.
      Broad Portfolio of Established Brands. We have built a portfolio of well-known footwear brands with broad consumer appeal, and we support our owned and licensed brands with advertising and promotion. Each of our brands is targeted to a specific customer segment representing different styles and taste levels. According to NPD Group, our Naturalizer brand ranked number two and our LifeStride brand ranked number 11 in terms of dollar sales of women’s fashion footwear sold through U.S. department stores in 2004. Our licensed brands, including Dr. Scholl’s, Carlos by Carlos Santana and Bass, have strong brand awareness and broaden our consumer appeal. The Acquisition brought us the Via Spiga and Nickels Soft brands and long-term licenses for the Franco Sarto and Etienne Aigner brands. These brands enjoy strong consumer recognition, and we expect that they will strengthen our presence in the better and moderate categories and provide us with a presence in the bridge category.
      Strong Customer Relationships Across Multiple Channels. Our Wholesale Operations’ customers include department stores, national chain retailers, mass merchandisers and specialty footwear retailers. According to NPD Group, we ranked number two in terms of dollar sales of women’s fashion footwear sold through U.S. department stores in 2004. We have earned a strong reputation among our customers by consistently providing them with differentiated branded and private label footwear at competitive prices. We expect our acquisition of Bennett will broaden and strengthen our customer relationships, particularly with department stores, and will provide us with a presence in the bridge category. We believe that our strong and long-standing customer relationships will be an important component of our future success.
      Global Design and Sourcing Expertise. We believe that one of the key contributors to our success is our global design and sourcing expertise. We operate style centers in Italy and Brazil and employ over 50 design and product development professionals. We also operate a state-of-the-art sample making facility in China that we believe increases our speed to market for new styles and products. Our acquisition of Bennett will add design talent to our team and will provide us with an additional design center in New York. In addition, we have relationships with approximately 100 third-party independent footwear manufacturers, located primarily in China, Brazil and Italy, that we believe are capable of meeting our requirements for consistent quality, competitive prices and on-time delivery. We believe we are able to source footwear at various price levels throughout the world and shift sourcing to alternative countries, over time, based upon trade conditions, economic advantages, production capabilities and other factors.
      Experienced Management Team. Our management team is composed of seasoned retail and wholesale footwear industry executives. The nine members of our senior management team have an aggregate of more than 200 years of experience in the footwear industry and have worked for us for an average of more than 16 years. We believe that the addition of Bennett’s senior management team will further strengthen our management team.
Business Strategy
      By leveraging the above competitive strengths, we continue to pursue growth through various initiatives, including the following:
      Increase Differentiation and Expand Store Base at Famous Footwear. Our strategy is to establish Famous Footwear as a bridge between the mid-tier and department store/specialty retail channels and to grow our store base. We aim to accomplish this strategy by:

•	Working with our suppliers to provide compelling branded value-priced footwear, including current styles and exclusive offerings

•	Providing a convenient, consumer-oriented shopping experience

•	Reaching target consumers through innovative marketing, including in-store media campaigns

•	Opening new stores in targeted markets, including an expected 44 net new stores in fiscal 2005
      Grow Sales of our Brand Portfolio. We plan to increase sales of our owned and licensed brands, including those that will be added through the acquisition of Bennett, by:

•	Increasing the style component of our offerings and delivering compelling product to build brand preference

•	Continuing to add design talent to meet the changing demands of the consumer

•	Increasing floor space with our existing retail customers and penetrating new retail accounts

•	Developing specialty retail concepts around Bennett’s brands over time

•	Strengthening brand awareness among retailers and consumers through continued marketing and brand-building activities
      Expand our Portfolio of Brands. We will continue to evaluate opportunities to acquire or license new footwear brands that we expect will broaden our appeal to existing customers and allow us to expand to different segments of the footwear industry. We believe that the wholesale footwear sector is highly fragmented, and the recent consolidation activity in the retail sector will drive further consolidation among footwear companies, as retailers seek to purchase footwear from a reduced number of vendors. We believe that our acquisition of Bennett will strengthen our presence in the better and moderate categories, provide us with a presence in the bridge category, expand our retailer relationships and broaden our overall consumer appeal. We will continue to look to add new brands to our portfolio, and we believe that we are well-positioned to execute this strategy due to our strong market position and experienced management team.
      Increase Speed to Market. Over the past several years, we have focused on streamlining the Famous Footwear buying, merchandising and fulfillment functions with the goal of delivering fresher, more popular brands and styles to our customers. We have achieved the key objectives of these initiatives, which include delivering the right shoes at the right time to our customers, while increasing inventory turns, lowering inventory levels and improving our gross margin. We recently launched a multi-year initiative designed to enhance speed to market for our wholesale brands. By standardizing our product development processes, improving our capacity and demand planning and leveraging our test and learn environment, we aim to compress product lead times and provide our retail customers with trend-right footwear. We are committed to finding new opportunities to enhance our operations and increase speed to market.
      Improve Profitability at Specialty Retail. Our Naturalizer retail stores help to strengthen the Naturalizer brand and contribute to the profitability of our Naturalizer wholesale business. However, these stores have produced disappointing operating results. We intend to improve same store sales and profitability at our Naturalizer retail stores by:

•	Increasing the style component of the Naturalizer brand to focus on the younger, more active consumer and differentiate the brand

•	Enhancing our in-store merchandising and the Naturalizer retail shopping experience

•	Closing underperforming Naturalizer retail stores, including an expected 13 net stores in fiscal 2005
      We are currently conducting a strategic review of our alternatives with respect to our Specialty Retail segment and plan to conclude our review within the next two quarters.
Retail Operations
      Our retail operations at January 29, 2005 included 1,294 retail shoe stores in the United States and Canada. The number of our retail footwear stores at the end of each of the last three fiscal years is as follows:

	2004	2003	2002

Famous Footwear
Family footwear stores which feature a wide selection of brand-name, value-priced footwear; located in shopping centers, outlet malls and regional malls in the U.S., Puerto Rico and Guam; includes stores operated under the Famous Footwear, Factory Brand Shoes, Supermarket of Shoes and Warehouse Shoes names	919	893	918
Naturalizer
Stores selling primarily the Naturalizer brand of women’s footwear, located in regional malls, shopping centers and outlet malls in the U.S. and Canada	359	362	373
F.X. LaSalle
Stores selling women’s and men’s better grade footwear in major regional malls in Canada	16	16	16

Total	1,294	1,271	1,307

      In addition, following the Acquisition, we operate eight Via Spiga retail stores in the United States. The Via Spiga stores feature women’s footwear in the bridge category and will operate in our Specialty Retail segment. Bennett also operated four Via Spiga licensed departments within a small department store chain that we intend to discontinue operating.
      With many organizations operating retail shoe stores and departments, we compete in a highly fragmented market. Competitors include local, regional and national shoe store chains, department stores, discount stores, mass merchandisers and numerous independent retail operators of various sizes. Quality, customer service, store location, merchandise selection, advertising and pricing are important components of retail competition.
Famous Footwear
      Famous Footwear, with 919 stores at the end of fiscal 2004 and sales of $1.117 billion in fiscal 2004, is America’s largest footwear chain selling branded value-priced footwear for the entire family, based on the number of stores it operates and sales volume compiled by us from published information of its direct competitors. We acquired Famous Footwear in 1981 as a 36-store chain, and we now also operate under such names as Factory Brand Shoes, Supermarket of Shoes and Warehouse Shoes.
      Famous Footwear stores feature a wide selection of brand-name, value-priced athletic, casual and dress shoes for the entire family. Brands carried include, among others, Nike, Skechers, New Balance, adidas, K-Swiss, Converse, Aerosoles, Reebok, Vans, LifeStride, Naturalizer, Connie and Mudd. We work closely with our vendors to provide our customers with fresh product and, in some cases, product exclusively designed for and available only in our stores.
      Famous Footwear stores are located in strip shopping centers as well as outlet malls and regional malls in all 50 states, Puerto Rico and Guam. The breakdown by venue is as follows at the end of fiscal 2004 and fiscal 2003:

	2004	2003

Strip centers	537	522
Outlet malls	196	191
Regional enclosed malls	186	180

Total	919	893

      The stores open at the end of fiscal 2004 and fiscal 2003 averaged approximately 7,000 square feet. Total square footage at the end of 2004 increased 3.6% to 6.4 million compared to the end of fiscal 2003. Plans are to open approximately 80 stores in fiscal 2005, while closing approximately 27 stores.
      Sales per square foot were $175 in fiscal 2004, which is up 1.7% from $172 in fiscal 2003. This increase reflects the same store sales increase of 0.8% in fiscal 2004 and the closing of low productivity stores. Same store sales changes are calculated by comparing the sales in stores that have been open at least 13 months.
      Famous Footwear relies on merchandise allocation systems and processes that utilize allocation criteria, customer profiles and inventory data in an effort to ensure stores are adequately stocked with products and to differentiate the needs of each store based on location, customer profiles or other factors. Famous Footwear’s in-store point-of-sale systems provide detailed sales transaction data to the main office in Madison, Wisconsin, for daily analysis and update of the perpetual inventory and product allocation systems. These systems also are used for training employees and communicating between the stores and the main office.
      In 2001, we embarked upon an initiative named IMPACT (Improved Performance and Competitive Transformation), which focused on reengineering the Famous Footwear buying, merchandising and allocation functions. We initiated new processes and recruited new talent in an effort to deliver fresher, more popular brands and styles to customers. This process starts with increased testing to identify emerging styles. As a result of this testing and knowledge, orders are placed closer to the selling season, and product is flowed through distribution centers and stores in smaller quantities and in more frequent intervals. The goal of this initiative is to have the right shoes at the right time for our customers, significantly increase inventory turns and reduce base inventories. We have achieved the key objectives we set for this initiative. We significantly improved the aging of the inventory compared to the end of fiscal 2001 and improved inventory turns, and customers purchased more current season merchandise, which led to higher gross profit rates. We achieved reductions in the base level of inventories. With two distribution centers, located in Sun Prairie, Wisconsin, and Lebanon, Tennessee, Famous Footwear’s distribution systems allow for merchandise to be delivered to each store weekly or on a more frequent basis.
      Famous Footwear’s marketing program includes newspaper, radio and television advertising, in-store signage and database marketing, all of which are designed to further develop and reinforce the Famous Footwear concept with the consumer. Marketing and advertising programs are tailored on a region-by-region basis to reach target customers. Famous Footwear utilizes a database marketing program, which targets and rewards frequent customers with product discounts and other promotions. In addition, we time certain advertising campaigns to correspond to regional differences such as the important back-to-school season, which begins at various times throughout the country. In fiscal 2004, we spent approximately $32.0 million to communicate Famous Footwear’s positioning of the Joy of Shoe Shopping Success for our target customer and her family.
Naturalizer
      The Naturalizer retail stores are showcases for our flagship brand of women’s shoes. These stores are designed and merchandised to appeal to the Naturalizer customer, who is style- and comfort-conscious and who seeks quality and value in her footwear selections. In addition, we have repositioned our styles to focus on a younger, more active woman. The Naturalizer stores offer a selection of women’s footwear styles, including dress, casual, boots and sandals, primarily under the Naturalizer brand. The Naturalizer brand is one of North America’s leading women’s footwear brands, based on its market share in department stores as reported by the NPD Group, providing stylish, comfortable and quality footwear in a variety of patterns and sizes. Retail price points are typically between $50 and $60 per pair.
      At the end of fiscal 2004, we operated 204 Naturalizer stores in the United States and 155 stores in Canada. Of the total 359 stores, 278 are located almost entirely in regional malls, with a few stores having street locations, and average approximately 1,200 square feet in size. Eighty-one are located in outlet malls and average approximately 2,600 square feet in size. Total square footage at the end of fiscal 2004 was 546,000 compared to 531,000 in fiscal 2003. Sales per square foot, using constant exchange rates for the Canadian dollar, were $305 in fiscal 2004 and $301 in fiscal 2003.
      In 2004, we opened 20 Naturalizer stores and closed 23. In 2003, we closed a total of 15 Naturalizer stores while opening 4. We are planning to open approximately 14 new Naturalizer stores and close approximately 27 stores in 2005.
      Marketing programs for the Naturalizer stores have complemented our Naturalizer brand advertising, building on the brand’s consumer recognition and reinforcing the brand’s added focus on style, comfort and quality. Naturalizer utilizes a database marketing program, which targets frequent customers primarily through catalogs, which are mailed four times per year and which display the brand’s current product. Customers can purchase the product in these catalogs from our stores, via the Internet at www.Naturalizer.com, or by telephone to our Consumer Services call center. The operating results of the Naturalizer stores are included within the Specialty Retail segment.
F.X. LaSalle
      At the end of fiscal 2004, we operated 16 F.X. LaSalle retail stores, primarily in the Montreal, Canada market, that sell better-grade men’s and women’s branded and private-label footwear. This footwear, primarily imported from Italy, retails at price points ranging from $100 to $250 per pair. These stores average approximately 2,100 square feet. Sales per square foot were $345 in 2004 and $357 in 2003, using constant exchange rates for the Canadian dollar. The operating results of the F.X. LaSalle stores are included within the Specialty Retail segment.
Via Spiga
      We operate eight Via Spiga retail stores located strategically within the U.S. to showcase the brand, selling primarily women’s footwear and accessories in the bridge category. This footwear, primarily imported from Italy, initially retails at price points typically ranging from $140 to $200 per pair. These stores average approximately 2,200 square feet. Sales per square foot were approximately $412 for the period commencing February 14, 2004 through December 31, 2004.
E-Commerce
      We own a majority interest in Shoes.com, Inc., a multi-brand Internet e-tailing company. In addition, a FamousFootwear.com site operates as a Famous Footwear e-tailing store. These sites offer footwear and accessories to men, women and children that include our branded and licensed footwear as well as footwear purchased from outside suppliers and certain merchandise that is sold in Famous Footwear stores. The operating results of Shoes.com, Inc. are included within the Other segment.
      We also operate Naturalizer.com, which offers substantially the same product selection to consumers as our domestic Naturalizer retail stores. This site functions as a retail outlet for the online consumer and serves as another brand-building vehicle for Naturalizer.
      All of these e-commerce sites utilize our distribution network and information systems. Information on these Web sites does not constitute part of this report.
Wholesale Operations
      Our Wholesale Operations design and market branded, licensed and private-label dress, casual and athletic footwear for women, men and children at a variety of price points to over 2,000 retailers, including department stores, mass merchandisers, national chains and independent retailers throughout the United States and Canada. The division’s most significant customers include many of the nation’s largest retailers, including Wal-Mart, Payless ShoeSource, Target, The May Department Stores Company, Federated, Dillard’s, Saks, Sears, Nordstrom, Meijer and Famous Footwear, as well as The Bay, Wal-Mart and Payless ShoeSource Canada in Canada. We also sell product to a variety of international retail customers and distributors. The vast majority of the division’s customers also sell shoes purchased from competing footwear suppliers. Prior to the Acquisition, Bennett designed and marketed fashion footwear under its own brands and licensed and private label brands, at a variety of price points, to department stores, mass merchandisers, national chain retailers and independent and specialty retailers throughout the United States and Canada. Bennett had experienced substantial growth in department store sales and, according to NPD Group, ranked number three in terms of dollar sales of women’s fashion footwear sold through U.S. department stores in 2004 with customers such as Nordstrom, Marshall Fields, Macy’s, Lord & Taylor and T.J. Maxx. In addition, Bennett acted as a buyer’s agent on behalf of discount and mid-tier retailers such as Target, Payless ShoeSource, Wal-Mart, DSW and T.J. Maxx, for which it received a commission. We expect to integrate Bennett’s business over the next several quarters.
      In fiscal 2004, the division provided its customers with approximately 75 million pairs of shoes. This footwear was imported through our sourcing operations, independent agents and a small number of pairs produced at the company-owned manufacturing facility in Canada, which closed in March 2004. During fiscal 2004, Bennett’s wholesale operations provided its customers with over 20 million pairs of shoes which were imported through independent agents.
      Our sales force solicits wholesale orders for shoes and is generally responsible for managing our relationships with wholesale customers. We generally place orders as a result of these sales efforts before the shoes are sourced, with delivery generally within three to four months thereafter. We sell footwear to wholesale customers on both a first-cost and landed basis. First-cost sales are those in which we obtain title to footwear from our overseas suppliers and typically relinquish title to customers at a designated overseas port. Landed sales are those in which we obtain title to the footwear from our overseas suppliers and maintain title until the footwear clears United States customs and is shipped to our wholesale customers. We carry inventories of certain high-volume styles, particularly in the Naturalizer, LifeStride, Dr. Scholl’s and Bass lines, to allow prompt shipment on reorders. Bennett sold on both a landed and first-cost basis. Bennett’s landed sales force managed its relationships with specific customers and generally solicited orders on a landed cost basis. Bennett’s first-cost sales force also managed relationships with specific customers and solicited orders on a first-cost basis. The landed and first-cost orders were often obtained three to four months prior to the sourcing and corresponding delivery of these goods. Bennett’s landed sales were those where Bennett obtained title to the footwear from its overseas suppliers and maintained title until the footwear cleared United States customs and was shipped to one of Bennett’s landed customers, typically from Bennett’s warehouse or a third-party warehouse. Bennett’s first-cost sales were those where Bennett did not take title to the goods and the customer arranges shipment directly from a factory or their representative. Bennett also carried inventories of certain styles, particularly in the Franco Sarto, Via Spiga and Etienne Aigner lines.

      In addition to orders placed through our sales force, the Wholesale Operations division provides its retail customers the ability to directly check inventory of all wholesale product in our distribution centers, place orders and track expected product arrivals over its business-to-business Internet site, BrownShoeOnline.com. Approximately 700 retailers utilize this e-commerce tool. In addition, we provide these retailers with our “E-direct” system that allows them to sell out-of-stock product, which we then ship directly to the consumer’s home.
      Our major owned brands include Naturalizer, LifeStride, Via Spiga, Nickels Soft, Buster Brown, Connie and Brown Shoe. Each of our brands is targeted to a specific customer segment representing different styles and taste levels at different price points. We expect the brands we acquired through the Acquisition to be highly complementary to and strengthen our portfolio of owned and licensed footwear brands and to expand our customer base.
      Introduced in 1927, Naturalizer is one of the nation’s leading women’s footwear brands and is our flagship brand. Naturalizer products emphasize relevant and up-to-date styling with quality, value, comfort and fit. Naturalizer footwear is sold in department stores, independent shoe stores and our Naturalizer and Famous Footwear retail stores. The brand’s department store market share decreased slightly from 4.9% in 2003 to 4.7% in 2004, but it increased its market share position within the women’s fashion footwear category within department stores from No. 3 to No. 2 at January 29, 2005, as reported by the NPD Group.
      LifeStride is a leading entry-level price point, women’s brand sold in department stores offering contemporary styling. LifeStride is focused on providing the consumer with “stylized casual” footwear at price points of $30 to $50 per pair. In fiscal 2004, the brand achieved a 2.2% department store market share, per the NPD Group, compared to 2.1% in fiscal 2003.
      The Buster Brown brand of children’s footwear includes Buster Brown “classic” footwear offered to retailers including The May Company and Famous Footwear. We are capitalizing on the strength and recognition of the Buster Brown brand by marketing licensed and branded children’s footwear under the Buster Brown & Co. umbrella. We sell these products to mass merchandisers including Wal-Mart, Target and Payless ShoeSource. Licensed products include, among others, Barbie, Spider-Man and Bass. The Buster Brown & Co. umbrella provides customers with the assurance that these licensed products contain the quality that they are accustomed to receiving from Buster Brown Shoes.
      In 2004, we signed a licensing agreement with Disney Consumer Products encompassing Disney standard characters including Mickey and Minnie Mouse, Winnie the Pooh and more. These footwear products for kids launched at retail in spring 2005. The license runs through December 2007.
      Products sold under license agreements, which are generally for an initial term of two to three years and subject to renewal, were responsible for approximately 12%, 10% and 9% of consolidated sales in fiscal 2004, 2003 and 2002, respectively.
      In addition to the above-mentioned children’s licenses, we have a long-term license agreement, which is renewable through 2014, to market the Dr. Scholl’s brand of affordable casual, athletic and work shoes for men, women and children in the United States, Canada and Latin America. This footwear is primarily distributed through mass merchandisers. We also sell the Original Dr. Scholl’s Exercise Sandal and a related line of footwear under this license to department stores, national chains and independent retailers.
      In February 2004, we entered into an exclusive three-year license agreement, which is renewable through 2013, to design, source and market men’s, women’s and children’s footwear at wholesale under the Bass brand. This license agreement expanded our footwear brand portfolio, greatly strengthening our offering in branded men’s footwear and it provides an entry into the casual and outdoor categories.
      In 2001, our Wholesale Operations division launched a collection of women’s shoes — Carlos by Carlos Santana — to major department stores. This footwear is marketed under a license agreement with guitarist Carlos Santana, which runs through November 2006. This product represents our most fashion-forward line and is distributed in approximately 400 department store doors and 400 specialty stores.

      We continue to build on and take advantage of the heritage and consumer recognition of our traditional brands. Marketing teams are responsible for the development and implementation of marketing programs for each brand, both for us and for our retail customers. In fiscal 2004, we spent approximately $22.0 million in advertising and marketing support primarily for our Naturalizer and LifeStride brands, including cooperative advertising with our wholesale customers. Bennett spent $3.9 million in advertising and marketing support primarily for its brands, including cooperative advertising with its wholesale customers. We continually focus on enhancing the effectiveness of these marketing efforts through market research, product development and marketing communications.
      At February 26, 2005, our Wholesale Operations division had a backlog of unfilled orders of approximately $164 million, compared to $160 million on February 28, 2004. Most orders are for delivery within the next 90 to 120 days, and although orders are subject to cancellation, we have not experienced significant cancellations in the past. The backlog at any particular time is affected by a number of factors, including seasonality, the continuing trend among customers to reduce the lead time on their orders and, in some cases, the timing of licensed product movie releases. Accordingly, a comparison of backlog from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments.
      The following is a listing of the brands and licensed products we sell:

Women’s	Men’s and Athletic	Children’s

AirStep	Bass(2)	Airborne
Bass(2)	Basswood	Baby Gund(9)
Basswood	Big Country	Barbie(10)
Bootalinos	Brown Shoe	Bass(2)
b.u.m. equipment(3)	b.u.m. equipment(3)	Blue Jean Teddy(11)
Carlos by Carlos Santana(4)	Dr. Scholl’s(6)	Bob the Builder(12)
Connie	F.X. LaSalle	b.u.m. equipment(3)
Daisy Fuentes(5)	FX	Buster Brown
Dr. Scholl’s(6)	Francois Xavier Collection	Chill Chasers by Buster Brown
E/A by Etienne Aigner(1)	Natural Soul	Disney Standard Characters(13)
Etienne Aigner(1)	Regal	Mary-Kate and Ashley(14)
Eurosole	TX Traction	Matchbox(10)
Eurostep	Via Spiga	Miffy and Friends(15)
Exalt		Mijos(16)
Extremes by Naturalizer		Original Dr. Scholl’s(6)
Fanfares		Power Rangers(13)
F.X. LaSalle		Red Goose
FX		Spider-Man 2(17)
Franco Sarto(7)		Spidey and Friends(18)
Francois Xavier Collection		Spy Kids 3(19)
Hot Kiss(8)		Star Wars(20)
LifeStride		Sweet Kids
LS Studio		T.R.E.A.T.S
Marquise		Toe Zone(21)
Maserati		Winnie The Pooh(13)
Naturalizer
NaturalSport

Women’s	Men’s and Athletic	Children’s

Nickels Soft
NightLife
Opale
Original Dr. Scholl’s(6)
TX Traction
Via Spiga
Vision Comfort
Zodiac

As denoted, these brands are used with permission from and, in most cases, are registered trademarks of:

(1)	Etienne Aigner, Inc.

(2)	Phillips-Van Heusen Corporation

(3)	BUM Equipment LLC

(4)	Guts & Grace Records, Inc.

(5)	DAFU Licensing, Inc.

(6)	Schering-Plough Healthcare Products, Inc.

(7)	Fashion Shoe Licensing, LLC

(8)	Hot Kiss, Inc.

(9)	Gund, Inc

(10)	Mattel, Inc

(11)	Springs Licensing Group, Inc.

(12)	HIT Entertainment PLC

(13)	Disney Enterprises, Inc.

(14)	Dualstar Consumer Products, LLC

(15)	Big Tent Entertainment LLC

(16)	HomieShop LLP

(17)	Marvel Characters, Inc.

(18)	Spider-Man Merchandising LP

(19)	Dimension Films, a division of Miramax Film Corporation

(20)	Lucasfilm LTD

(21)	Sole Concepts, Inc.
      All other brands are owned by and, in most cases, are registered trademarks of Brown Shoe Company, Inc. (or one of our subsidiaries).
      In November 1998, Bennett entered into an exclusive licensing agreement, which continues until December 2019, to use the Franco Sarto trademark for footwear and other products. In September 2003, Bennett entered into an exclusive seven-year licensing agreement to market and sell footwear products bearing trademarks owned by Etienne Aigner, which will automatically be extended for an additional seven years if Bennett pays the aggregate minimum license fees. We received a letter dated April 11, 2005 from Aigner Group, Inc., the parent of the licensor of the Etienne Aigner brand to Bennett, in which Aigner Group, Inc. claimed and reserved the right to terminate the license agreement as a result of the Acquisition. We do not believe that Aigner Group, Inc. has any such right to termination and intend to enforce our rights under the license agreement; however, there can be no assurance that we will continue to sell Etienne Aigner branded products on the same terms as Bennett had prior to the Acquisition or at all.
Sourcing
      The Brown Shoe Sourcing division sources substantially all of the footwear globally for our Wholesale Operations division and Specialty Retail division and a portion of the footwear sold by Famous Footwear. The division, which in fiscal 2004 sourced 75.3 million pairs of shoes, has developed a global sourcing capability through its relationships with approximately 100 third-party independent footwear manufacturers and, in certain countries, utilizes an agent to facilitate and manage the development, production and shipment of product. Management attributes its ability to achieve consistent quality, competitive prices and on-time delivery to the breadth of our established relationships. We do not have contractual commitments with these suppliers.

      We have sourcing offices in Hong Kong, China, Brazil, Italy, Taiwan and Mexico. Our structure enables us to source footwear at various price levels from significant shoe manufacturing regions of the world. In fiscal 2004, more than 80% of the footwear we sourced was from manufacturing facilities in China. We believe we have the ability to shift sourcing to alternative countries, over time, based upon trade conditions, economic advantages, production capabilities and other factors, if conditions warrant. The following table provides an overview of our foreign sourcing in fiscal 2004:

Millions of
Country	Pairs

China	62.3
Brazil	11.4
Italy	0.4
Vietnam	0.3
All Other	0.9

Total	75.3

      In addition, Bennett has sourcing relationships with various entities in China, Brazil and Italy.
      We monitor the quality of the components of our footwear products prior to production and inspect prototypes of each footwear product before production runs are commenced. We also perform random in-line quality control checks during production and before footwear leaves the manufacturing facility.
      We maintain separate design teams for each of our brands. These teams are responsible for the creation and development of new product styles. Our designers monitor trends in apparel and footwear fashion and work closely with retailers to identify consumer footwear preferences. From a design center in Florence, Italy, we capture European influences like heel shapes and fabrics. Our Italian design center works closely with our line builders in the United States, who blend them with the latest U.S. fashion trends. When a new style is created, our designers work closely with independent footwear manufacturers to translate our designs into new footwear styles.
Properties
      We own our principal executive, sales and administrative offices in Clayton (St. Louis), Missouri. The Famous Footwear division operates from a leased office building in Madison, Wisconsin. The Canadian wholesale division operates from an owned office building in Perth, Ontario, and the retail division from leased office space in Laval, Quebec. A leased sales office and showroom is maintained in New York, New York.
      Most of the footwear sold through our domestic wholesale divisions is processed through two company-owned distribution centers in Sikeston, Missouri, and Fredericktown, Missouri, which have 720,000 and 465,000 square feet, including mezzanine levels, respectively. Some distribution activities are handled by a third-party provider. In fiscal 2003, we operated one manufacturing facility and a 150,000-square-foot distribution facility in Perth, Ontario. In March 2004, we closed the manufacturing facility located in Perth, Ontario. We own these Canadian facilities in addition to another Canadian manufacturing facility which was closed during 2002.
      Our retail footwear operations are conducted throughout the United States, Canada, Puerto Rico and Guam and involve the operation of 1,294 shoe stores, including 171 in Canada. All store locations are leased, with approximately one-half having renewal options. Famous Footwear operates a leased 750,000-square-foot distribution center, including a mezzanine level, in Sun Prairie, Wisconsin, and a leased 800,000-square-foot distribution center, including mezzanine levels, in Lebanon, Tennessee. Our Canadian retailing division operates a leased 21,000-square-foot distribution center, which is adjacent to the division’s office in Laval, Quebec.
      Our Brown Shoe Sourcing division leases office space in Hong Kong, China, Taiwan, Italy and Mexico. In 2004, we opened a new leased office and sample-making facility in DongGuan, China.

      We also own a building in Denver, Colorado, which is leased to a third party, and land in New York.
      Following the Acquisition we also have offices in Needham, Massachusetts, a sales office and showroom in New York, New York, and two additional distribution centers. One is a leased 198,000 square-foot facility located in Dover, New Hampshire, and the other is a third-party operated facility located in Chino, California. In addition, we acquired the leases to eight Via Spiga retail stores in the United States.
Legal Proceedings
      We are involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such ordinary course of business proceedings and litigation currently pending will not have a material adverse effect on our results of operations or financial position.
      We are involved in environmental remediation and ongoing compliance activities at several sites. We are remediating, under the oversight of Colorado authorities, contamination at and beneath our owned facility in Colorado (also known as the “Redfield” site) and groundwater and indoor air in residential neighborhoods adjacent to and near the property, which have been affected by solvents previously used at the site and surrounding facilities. During 2004, we recorded no expense related to this remediation. During fiscal 2003 and 2002, we recorded expense of $0.8 million and $4.1 million, respectively.
      In March 2000, a class action lawsuit was filed in Colorado State Court (District Court for the City and County of Denver) related to the Redfield site described above against one of our subsidiaries, a prior operator at the site and two individuals (the Antolovich class action). Plaintiffs, certain current and former residents living in an area adjacent to the Redfield site, alleged claims for trespass, nuisance, strict liability, unjust enrichment, negligence and exemplary damages arising from the alleged release of solvents that are contaminating the groundwater and indoor air in certain areas adjacent to the site. In December 2003, a jury returned a verdict finding us negligent and awarding the class plaintiffs $1.0 million in damages. We have recorded this award along with the estimated cost of associated pretrial interest and the estimated costs of sanctions imposed on us by the court resulting from pretrial discovery disputes between the parties. We recorded a total pretax charge of $3.1 million for these matters in the fourth quarter of 2003 and recorded an additional $0.6 million charge in the first quarter of 2004, related to pretrial interest, to reflect the trial court’s ruling extending the time period for which pre-judgment interest applied. The plaintiffs have filed an appeal of the December 2003 jury verdict, and the ultimate outcome and cost to us may vary.
      We have also filed suit in Federal District Court in Denver against a number of former owner/operators of the Redfield site as well as surrounding businesses seeking recovery of amounts spent responding to the contamination at and around the Redfield site. We have reached settlement agreements with all of the defendants in this case, and as a result, all but one defendant has been dismissed from the suit. We are awaiting the court’s approval of the settlement agreement reached with the last remaining defendant. We have also filed a contribution action in Colorado State Court against the Colorado Department of Transportation, which owns and operates a facility adjacent to the Redfield site. That case is not yet set for trial.
      We have also filed suit against our insurance carriers seeking recovery of the costs incurred for investigation and remediation of the Redfield site, the damages awarded in the Antolovich class action and other relief. In prior years, we recorded an anticipated recovery of $4.5 million for remediation costs, of which $3.3 million is outstanding at January 29, 2005. We believe insurance coverage in place entitles us to reimbursement for more than the recovery recorded. While the insurance companies are contesting their indemnity obligations, we believe the recorded recovery is supported by the fact that the limits of the insurance policies at issue exceed the amount of the recorded recovery, and certain insurance companies have made offers to settle the claim. We are unable to estimate the ultimate recovery from our insurers, but are pursuing resolution of our claims.
      We have completed our remediation efforts at our closed New York tannery and two associated landfills. In 1995, state environmental authorities reclassified the status of these sites as being properly closed and requiring only continued maintenance and monitoring over the next 19 years. In addition, various federal and state authorities have identified us as a potentially responsible party for remediation at certain other landfills.

      Based on information currently available, we had an accrued liability of $8.4 million as of January 29, 2005, to complete the cleanup, maintenance and monitoring at all sites. The ultimate cost may vary.
      While we currently do not operate manufacturing facilities, prior operations included numerous manufacturing and other facilities for which we may have responsibility under various environmental laws to address conditions that may be identified in the future.
Employees
      We had approximately 12,000 full-time and part-time employees as of January 29, 2005. We employed approximately 115 employees engaged in the warehousing of footwear in the United States under a union contract, which will expire in September 2005. In Canada, we employed 22 warehousing employees under a union contract, which expires in October 2007. The Canadian manufacturing facility, which closed in March 2004, employed approximately 275 union employees. Bennett had 218 full-time and part-time employees as of December 31, 2004.
DESCRIPTION OF CERTAIN INDEBTEDNESS
Existing Senior Secured Credit Facility
General
      Our existing senior secured credit facility provides for senior secured revolving credit facilities in an aggregate amount of up to $350.0 million, subject to the calculated borrowing base restrictions. In addition, we have the right to increase the borrowing availability under our existing senior secured credit facility by up to $75.0 million, subject to the approval of the lenders. Borrowing availability under our existing senior secured credit facility is limited to the lesser of the commitment and the borrowing base, which is based on stated percentages of the sum of eligible accounts receivable and inventory, less applicable reserves. As of January 29, 2005 after giving pro forma effect to the Transactions, we would have had $149.8 million outstanding, and $182.4 million available for borrowing, under our existing senior secured credit facility.
      Brown Shoe Company, Inc. is the lead borrower and the following domestic subsidiaries are each co-borrowers under our existing senior secured credit facility: Sidney Rich Associates, Inc., Brown Group Retail, Inc., Brown Shoe International Corp., Buster Brown & Co., Bennett Footwear Group LLC, and Bennett Footwear Retail LLC.
Interest
      Interest on borrowings is at variable rates based on the LIBOR rate or the prime rate, as defined. The interest rate varies based upon the level of unused borrowing availability under our existing senior secured credit facility. There is a commitment fee payable on the unused borrowing availability under the facility.
Maturity
      Our existing senior secured credit facility matures on July 21, 2009.
Security and Guarantees
      Our and the co-borrower subsidiaries’ obligations under our existing senior secured credit facility are guaranteed by Brown Shoe Company, Inc., each of the co-borrowers, and our Canadian subsidiary, Brown Shoe Company of Canada Ltd. The obligations of Brown Shoe Company, Inc. and of the co-borrowers and guarantors under our existing senior secured credit facility are secured by all of their respective accounts receivable, inventory and certain other collateral, including all proceeds of such collateral.

Covenants
      Our existing senior secured credit facility restricts our ability to incur additional indebtedness, create liens, make investments or specified payments, give guarantees, pay dividends, make capital expenditures and merge or acquire or sell assets. In addition, certain additional covenants would be triggered if the unused borrowing availability were to fall below specified levels, including fixed charge coverage ratio requirements. Furthermore, if the unused borrowing availability falls below $35.0 million for three consecutive days or an event of default occurs, the lenders may assume dominion and control over our cash until such event of default is cured or waived or the unused borrowing availability exceeds $35.0 million for 30 consecutive days.
Events of Default
      Our existing senior secured credit facility contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to similar obligations, certain events of bankruptcy and insolvency, judgment defaults and the failure of any guaranty or security document supporting the agreement to be in full force and effect. In addition, if the unused borrowing availability falls below $25.0 million and the fixed charge coverage ratio is less than 1.0 to 1.0, we would be in default under our existing senior secured credit facility.
THE EXCHANGE OFFER
Purpose of the Exchange Offer
      Simultaneously with the sale of the original notes, we entered into a registration rights agreement with the initial purchasers of the original notes — Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, ABN AMRO Incorporated, and Wells Fargo Securities, LLC. Under the registration rights agreement, we agreed, among other things, to:

•	file a registration statement relating to a registered exchange offer for the original notes with the SEC no later than 90 days after the date of the issuance of the original notes;

•	use our commercially reasonable efforts to cause the SEC to declare the registration statement effective under the Securities Act no later than 180 days after the date of the issuance of the original notes; and

•	commence and use our commercially reasonable efforts to consummate the exchange offer no later than the 30th business day after the registration statement was declared effective by the SEC.
      We are conducting the exchange offer to satisfy our obligations under the registration rights agreement. If we fail to meet certain specified deadlines under the registration rights agreement, we will be obligated to pay liquidated damages to the holders of the original notes. A copy of the registration rights agreement has been filed with the SEC as Exhibit 10.1 to our Current Report on Form 8-K dated and filed on April 26, 2005, and is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.
      The form and terms of the exchange notes are the same as the form and terms of the original notes, except that the exchange notes:

•	will be registered under the Securities Act;

•	will not bear restrictive legends restricting their transfer under the Securities Act;

•	will not be entitled to the registration rights that apply to the original notes; and

•	will not contain provisions relating to liquidated damages in connection with the original notes under circumstances related to the timing of the exchange offer.
      The exchange offer is not extended to original note holders in any jurisdiction where the exchange offer does not comply with the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer
      We are offering to exchange up to $150,000,000 aggregate principal amount of exchange notes for a like aggregate principal amount of original notes. The original notes must be tendered properly in accordance with the conditions set forth in this prospectus and the accompanying letter of transmittal on or prior to the expiration date and not withdrawn as permitted below. In exchange for original notes properly tendered and accepted, we will issue a like total principal amount of up to $150,000,000 in exchange notes. This prospectus, together with the letter of transmittal, is first being sent on or about                     , 2005, to all holders of original notes known to us. Our obligation to accept original notes for exchange in the exchange offer is subject to the conditions described below under the heading “— Conditions to the Exchange Offer.” The exchange offer is not conditioned upon holders tendering a minimum principal amount of original notes. As of the date of this prospectus, $150,000,000 aggregate principal amount of original notes are outstanding.
      Original notes tendered in the exchange offer must be in denominations of the principal amount of $1,000 and any integral multiple of $1,000 in excess thereof.
      Holders of the original notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. If you do not tender your original notes or if you tender original notes that we do not accept, your original notes will remain outstanding. Any original notes will be entitled to the benefits of the indenture but will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Existing transfer restrictions would continue to apply to such original notes. See “Risk Factors — There are significant consequences if you fail to exchange your original notes” for more information regarding original notes outstanding after the exchange offer.
      After the expiration date, we will return to the holder any tendered original notes that we did not accept for exchange.
      None of us, our board of directors or our management recommends that you tender or not tender original notes in the exchange offer or has authorized anyone to make any recommendation. You must decide whether to tender in the exchange offer and, if you decide to tender, the aggregate amount of original notes to tender.
      The expiration date is 5:00 p.m., New York City time, on                     , 2005, or such later date and time to which we extend the exchange offer.
      We have the right, in accordance with applicable law, at any time:

•	to delay the acceptance of the original notes;

•	to terminate the exchange offer and not accept any original notes for exchange if we determine that any of the conditions to the exchange offer have not occurred or have not been satisfied;

•	to extend the expiration date of the exchange offer and retain all original notes tendered in the exchange offer other than those notes properly withdrawn; and

•	to waive any condition or amend the terms of the exchange offer in any manner.
      If we materially amend the exchange offer, we will as promptly as practicable distribute a prospectus supplement to the holders of the original notes disclosing the change and extend the exchange offer.
      If we exercise any of the rights listed above, we will as promptly as practicable give oral or written notice of the action to the exchange agent and will make a public announcement of such action. In the case of an extension, an announcement will be made no later than 9:00 a.m., New York City time on the next business day after the previously scheduled expiration date.
Acceptance of Original Notes for Exchange and Issuance of Original Notes
      As promptly as practicable after the expiration date, we will accept all original notes validly tendered and not withdrawn, and we will issue exchange notes registered under the Securities Act to the exchange agent.

The exchange agent might not deliver the exchange notes to all tendering holders at the same time. The timing of delivery depends upon when the exchange agent receives and processes the required documents.
      We will be deemed to have exchanged original notes validly tendered and not withdrawn when we give oral or written notice to the exchange agent of our acceptance of the tendered original notes, with written confirmation of any oral notice to be given promptly thereafter. The exchange agent is our agent for receiving tenders of original notes, letters of transmittal and related documents.
      In tendering original notes, you must warrant in the letter of transmittal or in an agent’s message (described below) that:

•	you have full power and authority to tender, exchange, sell, assign and transfer original notes;

•	we will acquire good, marketable and unencumbered title to the tendered original notes, free and clear of all liens, restrictions, charges and other encumbrances; and

•	the original notes tendered for exchange are not subject to any adverse claims or proxies.
      You also must warrant and agree that you will, upon request, execute and deliver any additional documents requested by us or the exchange agent to complete the exchange, sale, assignment and transfer of the original notes.
Procedures for Tendering Original Notes
Valid Tender
      When the holder of original notes tenders, and we accept, original notes for exchange, a binding agreement between us, on the one hand, and the tendering holder, on the other hand, is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of original notes who wishes to tender original notes for exchange must, on or prior to the expiration date:

•	transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal (including original notes), to the exchange agent, SunTrust Bank, at the address set forth below under the heading “— Exchange Agent;”

•	if original notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must deliver a completed and duly executed letter of transmittal or arrange with DTC to cause an agent’s message to be transmitted with the required information (including a book-entry confirmation), to the exchange agent at the address set forth below under the heading “— Exchange Agent,” or

•	comply with the provisions set forth below under “— Guaranteed Delivery.”
      In addition, on or prior to the expiration date:

•	the exchange agent must receive the certificates for the original notes and the letter of transmittal;

•	the exchange agent must receive a timely confirmation of the book-entry transfer of the original notes being tendered into the exchange agent’s account at DTC, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.
      The letter of transmittal or agent’s message may be delivered by mail, facsimile, hand delivery or overnight carrier, to the exchange agent.
      The term “agent’s message” means a message transmitted to the exchange agent by DTC which states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.
      If you beneficially own original notes and those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian and you wish to tender your original notes in the exchange offer, you should contact the registered holder as soon as possible and instruct it to tender the original notes on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.
      If you tender fewer than all of your original notes, you should fill in the amount of notes tendered in the appropriate box on the letter of transmittal. If you do not indicate the amount tendered in the appropriate box, we will assume you are tendering all original notes that you hold.
      The method of delivery of the certificates for the original notes, the letter of transmittal and all other required documents is at the election and sole risk of the holders. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured, or overnight delivery service. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or original notes should be sent directly to us. Delivery is complete when the exchange agent actually receives the items to be delivered. Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the exchange agent.
Signature Guarantees
      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the original notes surrendered for exchange are tendered:

•	by a registered holder of original notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.
      An “eligible institution” is a firm or other entity which is identified as an “Eligible Guarantor Institution” in Rule 17Ad-15 under the Exchange Act, including:

•	a bank;

•	a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

•	a credit union;

•	a national securities exchange, registered securities association or clearing agency; or

•	a savings association.
      If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution.
      If original notes are registered in the name of a person other than the signer of the letter of transmittal, the original notes surrendered for exchange must be endorsed or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.
Book-Entry Transfers
      For tenders by book-entry transfer of original notes cleared through DTC, the exchange agent will make a request to establish an account at DTC for purposes of the exchange offer. Any financial institution that is a DTC participant may make book-entry delivery of original notes by causing DTC to transfer the original notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may use the Automated Tender Offer Program, or ATOP, procedures to tender original notes. Accordingly, any participant in DTC may make book-entry delivery of original notes by causing DTC to transfer those original notes into the exchange agent’s account in accordance with its ATOP procedures for transfer.

      Notwithstanding the ability of holders of original notes to effect delivery of original notes through book-entry transfer at DTC, either:

•	the letter of transmittal or a facsimile thereof, or an agent’s message in lieu of the letter of transmittal, with any required signature guarantees and any other required documents must be transmitted to and received by the exchange agent prior to the expiration date at the address given below under “— Exchange Agent;” or

•	the guaranteed delivery procedures described below must be complied with.
Guaranteed Delivery
      If a holder wants to tender original notes in the exchange offer and (1) the certificates for the original notes are not immediately available or all required documents are unlikely to reach the exchange agent on or prior to the expiration date, or (2) a book-entry transfer cannot be completed on a timely basis, the original notes may be tendered if the holder complies with the following guaranteed delivery procedures:

•	the tender is made by or through an eligible institution;

•	the eligible institution delivers a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided, to the exchange agent on or prior to the expiration date:

•	setting forth the name and address of the holder of the original notes being tendered and the amount of the original notes being tendered;

•	stating that the tender is being made; and

•	guaranteeing that, within three (3) New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal, or an agent’s message, with any required signature guarantees and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the certificates for the original notes, or a confirmation of book-entry transfer, and a properly completed and duly executed letter of transmittal, or an agent’s message in lieu thereof, with any required signature guarantees and any other documents required by the letter of transmittal within three (3) New York Stock Exchange trading days after the notice of guaranteed delivery is executed for all such tendered original notes.
      You may deliver the notice of guaranteed delivery by hand, facsimile, mail or overnight delivery to the exchange agent and you must include a guarantee by an eligible institution in the form described above in such notice.
      Our acceptance of properly tendered original notes is a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer.
Determination of Validity
      We, in our sole discretion, will resolve all questions regarding the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered original notes. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal, will be final and binding on all parties. A tender of original notes is invalid until all defects and irregularities have been cured or waived. Holders must cure any defects and irregularities in connection with tenders of original notes for exchange within such reasonable period of time as we will determine, unless we waive the defects or irregularities. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any defects or irregularities in tenders nor will they be liable for failing to give any such notice.

      We reserve the absolute right, in our sole and absolute discretion:

•	to reject any tenders determined to be in improper form or unlawful;

•	to waive any of the conditions of the exchange offer; and

•	to waive any condition or irregularity in the tender of original notes by any holder, whether or not we waive similar conditions or irregularities in the case of other holders.
      If any letter of transmittal, endorsement, bond power, power of attorney, or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must indicate such capacity when signing. In addition, unless waived by us, the person must submit proper evidence satisfactory to us, in our sole discretion, of his or her authority to so act.
Resales of Exchange Notes
      Based on interpretive letters issued by the SEC staff to third parties in transactions similar to the exchange offer, we believe that a holder of exchange notes, other than a broker-dealer, may offer exchange notes for resale, resell and otherwise transfer the exchange notes without delivering a prospectus to prospective purchasers, if the holder acquired the exchange notes in the ordinary course of business, has no intention of engaging in a “distribution” (as defined under the Securities Act) of the exchange notes and is not an “affiliate” (as defined under the Securities Act) of Brown Shoe. We will not seek our own interpretive letter. As a result, we cannot assure you that the staff will take the same position on this exchange offer as it did in interpretive letters to other parties in similar transactions.
      By tendering original notes, the holder, other than participating broker-dealers, as defined below, of those original notes will represent to us that, among other things:

•	the exchange notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving the exchange notes, whether or not that person is the holder;

•	neither the holder nor any other person receiving the exchange notes is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a “distribution” (as defined under the Securities Act) of the exchange notes; and

•	neither the holder nor any other person receiving the exchange notes is an “affiliate” (as defined under the Securities Act) of Brown Shoe.
      If any holder or any such other person is an “affiliate” of Brown Shoe or is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a “distribution” of the exchange notes, such holder or other person:

•	may not rely on the applicable interpretations of the staff of the SEC referred to above; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.
      Each broker-dealer that receives exchange notes for its own account in exchange for original notes must represent that the original notes to be exchanged for the exchange notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the exchange notes pursuant to the exchange offer. Any such broker-dealer is referred to as a participating broker-dealer. However, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an “underwriter” (as defined under the Securities Act). If a broker-dealer acquired original notes as a result of market-making or other trading activities, it may use this prospectus, as amended or supplemented, in connection with offers to resell, resales or retransfers of exchange notes received in exchange for the original notes pursuant to the exchange offer. We have agreed that, during the period ending 180 days after the consummation of the exchange offer, subject to extension in limited circumstances, we will use all commercially reasonable efforts to keep the exchange offer registration statement effective and make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.
Withdrawal Rights
      You can withdraw tenders of original notes at any time prior to 5:00 p.m., New York City time, on the expiration date.
      For a withdrawal to be effective, you must deliver a written notice of withdrawal to the exchange agent. The notice of withdrawal must:

•	specify the name of the person tendering the original notes to be withdrawn;

•	identify the original notes to be withdrawn, including the total principal amount of original notes to be withdrawn;

•	where certificates for original notes are transmitted, list the name of the registered holder of the original notes if different from the person withdrawing the original notes;

•	contain a statement that the holder is withdrawing his election to have the original notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the original notes register the transfer of the original notes in the name of the person withdrawing the tender.
      If you delivered or otherwise identified pursuant to the guaranteed delivery procedures original notes to the exchange agent, you must submit the serial numbers of the original notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of original notes tendered for the account of an eligible institution. If you tendered original notes as a book-entry transfer, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn original notes and you must deliver the notice of withdrawal to the exchange agent. You may not rescind withdrawals of tender; however, original notes properly withdrawn may again be tendered at any time on or prior to the expiration date.
      We will determine all questions regarding the form of withdrawal, validity, eligibility, including time of receipt, and acceptance of withdrawal notices. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal) will be final and binding on all parties. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any irregularities in any notice of withdrawal, nor will they be liable for failing to give any such notice.
      In the case of original notes tendered by book-entry transfer through DTC, the original notes withdrawn or not exchanged will be credited to an account maintained with DTC. Withdrawn original notes will be returned to the holder after withdrawal. The original notes will be returned or credited to the account maintained with DTC as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Any original notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to the holder.
      Properly withdrawn original notes may again be tendered by following one of the procedures described under “— Procedures for Tendering Original Notes” above at any time prior to 5:00 p.m., New York City time, on the expiration date.
Conditions to the Exchange Offer
      Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue exchange notes in exchange for, any original notes, and we may terminate or amend the exchange offer, if at any time prior to 5:00 p.m., New York City time, on the expiration date, we determine that the exchange offer violates applicable law or SEC policy.
      The foregoing conditions are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any such condition, or we may waive the conditions, completely or partially, whenever or as many times as we choose, in our reasonable discretion. The foregoing rights are not deemed waived because we fail to exercise them, but continue in effect, and we may still assert them whenever or as many times as we choose. If we determine that a waiver of conditions materially changes the exchange offer, the prospectus will be amended or supplemented, and the exchange offer extended, if appropriate, as described under “— Terms of the Exchange Offer.”
      In addition, at a time when any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or with respect to the qualification of the indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), we will not accept for exchange any original notes tendered, and no exchange notes will be issued in exchange for any such original notes.
      If we terminate or suspend the exchange offer based on a determination that the exchange offer violates applicable law or SEC policy, the registration rights agreement requires that we, as soon as practicable after such determination, use our commercially reasonable efforts to cause a shelf registration statement covering the resale of the original notes to be filed and declared effective by the SEC.
Exchange Agent
      We appointed SunTrust Bank as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent at the address and phone number as follows:

By Registered or Certified Mail,
Hand Delivery or Overnight Delivery:	Facsimile Transmissions:
SunTrust Bank Corporate Trust Division 25 Park Place, 24th Floor Atlanta, Georgia 30303-2900 Attn: Jack Ellerin Telephone: (404) 588-7296	(404) 588-7335
      If you deliver letters of transmittal and any other required documents to an address or facsimile number other than those listed above, your tender is invalid.
Fees and Expenses
      The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of original notes and for handling or tendering for such clients.
      We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of original notes pursuant to the exchange offer.

Transfer Taxes
      Holders who tender their original notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, exchange notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the original notes tendered, or if a transfer tax is imposed for any reason other than the exchange of original notes in connection with the exchange offer, then the holder must pay any such transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.
Consequences of Failure to Exchange Original Notes
      Holders who desire to tender their original notes in exchange for exchange notes should allow sufficient time to ensure timely delivery. Neither the exchange agent nor Brown Shoe is under any duty to give notification of defects or irregularities with respect to the tenders of notes for exchange.
      Original notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the original notes and the existing restrictions on transfer set forth in the legend on the original notes and in the confidential offering memorandum dated April 19, 2005 relating to the original notes. Except in limited circumstances with respect to specific types of holders of original notes, we will have no further obligation to provide for the registration under the Securities Act of such original notes. In general, original notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register the original notes under the Securities Act or under any state securities laws.
      Upon completion of the exchange offer, holders of the original notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Holders of the exchange notes and any original notes which remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.
Consequences of Exchanging Original Notes
      Under existing interpretations of the Securities Act by the SEC’s staff contained in several no-action letters to third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by holders after the exchange offer other than by any holder who is one of our “affiliates” (as defined in Rule 405 under the Securities Act). Such notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such exchange notes are acquired in the ordinary course of such holder’s business; and

•	such holder, other than broker-dealers, has no arrangement or understanding with any person to participate in the distribution of the exchange notes.
      However, the SEC has not considered the exchange offer in the context of a no-action letter and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances. Each holder, other than a broker-dealer, must furnish a written representation, at our request, that:

•	it is not an affiliate of Brown Shoe;

•	it is not engaged in, and does not intend to engage in, a distribution of the exchange notes and has no arrangement or understanding to participate in a distribution of exchange notes; and

•	it is acquiring the exchange notes in the ordinary course of its business.

      Each broker-dealer that receives exchange notes for its own account in exchange for original notes must acknowledge that such original notes were acquired by such broker-dealer as a result of market-making or other trading activities and that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.
DESCRIPTION OF THE EXCHANGE NOTES
      The Company issued the original notes, and will issue the exchange note, under an Indenture (the “Indenture”) among itself, the Guarantors and SunTrust Bank, a national banking corporation associated under the laws of the State of Georgia, as trustee (the “Trustee”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The terms of the exchange notes are the same as the terms of the original notes, except that (i) the exchange notes will be registered under the Securities Act, (ii) the exchange notes will not bear restrictive legends restricting their transfer under the Securities Act, (iii) holders of the exchange notes are not entitled to certain rights under the registration rights agreement and (iv) the exchange notes will not contain provisions relating to liquidated damages in connection with the original notes under circumstances related to the timing of the exchange offer.
      The following description is a summary of the material provisions of the Indenture. It does not restate those agreements in their entirety. We urge you to read the Indenture because it, and not this description, define your rights as holders of the notes. Anyone who receives this prospectus may obtain a copy of the Indenture without charge by writing to Brown Shoe Company, Inc. at 8300 Maryland Avenue, St. Louis, Missouri 63105, Attention: Treasurer.
      You can find the definitions of some terms used in this description below under the caption “— Certain Definitions.” Some defined terms used in this description but not defined below under the caption “— Certain Definitions” have the meanings assigned to them in the Indenture. In this description, the word “Company” refers only to Brown Shoe Company, Inc. and not to any of its subsidiaries, and “the Notes” refers to the exchange notes.
Brief Description of the Notes
      The Notes:

•	are general unsecured obligations of the Company;

•	are effectively subordinated to all existing and future secured obligations of the Company, including the obligations of the Company under the Credit Agreement, to the extent of the assets securing such obligations, and to all existing and future liabilities of the Company’s subsidiaries that are not Guarantors, to the extent of the assets of such subsidiaries;

•	are pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of the Company;

•	will rank senior in right of payment to any future unsecured obligations of the Company that are, by their terms, expressly subordinated in right of payment to the Notes; and

•	are guaranteed by the Guarantors.
      Assuming the Transactions had been completed as of January 29, 2005:

•	the Company would have had $299.8 million of consolidated indebtedness outstanding, $149.8 million of which would have been secured indebtedness; and

•	the Company’s Subsidiaries that are not Guarantors would have had $41.0 million of liabilities.
      As of the date of the Indenture, all of our subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the caption “— Certain Covenants — Designation of Restricted and

Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Any Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture and will not guarantee the Notes.
Principal, Maturity and Interest
      The Indenture provides for the issuance by the Company of Notes with an unlimited principal amount, of which $150.0 million will be issued in this exchange offer. The Company may issue additional notes (the “Additional Notes”) from time to time after this exchange offer under the Indenture without the consent of the Holders. Any offering of Additional Notes is subject to the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness.” The Notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue Notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on May 1, 2012.
      Interest on the Notes will accrue at the rate of 8 3/4% per annum and will be payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2005. The Company will make each interest payment to the Holders of record on the immediately preceding April 15 and October 15.
      Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Methods of Receiving Payments on the Notes
      If a Holder has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and Additional Interest, if any, on that Holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.
Paying Agent and Registrar for the Notes
      The Trustee will initially act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.
Transfer and Exchange
      A Holder may transfer or exchange Notes in accordance with the Indenture and the procedures described in “Notice to Investors.” The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.
      The registered Holder of a Note will be treated as the owner of it for all purposes.
Note Guarantees
      The Notes are guaranteed, jointly and severally, by all our Subsidiaries that Incur or Guarantee Obligations under the Credit Agreement. Each Note Guarantee:

•	is a general unsecured obligation of the Guarantor;

•	is effectively subordinated to all existing and future secured obligations of the Guarantor, including the Guarantee of the Guarantor under the Credit Agreement;

•	is pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of the Guarantor; and

•	will rank senior in right of payment to any future unsecured obligations of the Guarantor that are, by their terms, expressly subordinated in right of payment to the Guarantee.
      The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — The guarantees may not be enforceable because of fraudulent conveyance laws.” Assuming the Transactions had been completed as of January 29, 2005, the Guarantors would have had $149.8 million of indebtedness outstanding (other than guarantees of the Notes), all of which would have been secured indebtedness. See “— Certain Covenants — Guarantees.”
Optional Redemption
      At any time prior to May 1, 2008, the Company may redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes) at a redemption price of 108.75% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, thereon to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1)	at least 65% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes) remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company or its Subsidiaries); and

(2)	the redemption must occur within 45 days of the date of the closing of such Equity Offering.
      Except pursuant to the preceding paragraph, the Notes will not be redeemable at the Company’s option prior to May 1, 2009. The Company is not prohibited, however, from acquiring Notes by means other than a redemption, whether pursuant to a tender offer, open market transactions or otherwise, assuming such acquisition does not otherwise violate the terms of the Indenture or any other agreement to which the Company is a party.
      On or after May 1, 2009, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 1 of the years indicated below:

Year	Percentage

2009	104.375%
2010	102.188%
2011 and thereafter	100.000%
      If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(3)	if the Notes are listed on any national securities exchange, in compliance with the requirements of such principal national securities exchange; or

(4)	if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.
      No Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.
      If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.
Mandatory Redemption
      The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.
Repurchase at the Option of Holders
Change of Control
      If a Change of Control occurs, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that Holder’s Notes pursuant to an offer (a “Change of Control Offer”) on the terms set forth in the Indenture. In the Change of Control Offer, the Company will offer payment (a “Change of Control Payment”) in cash equal to not less than 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, thereon, to the date of repurchase (the “Change of Control Payment Date,” which date will be no earlier than the date of such Change of Control). No later than 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in such notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.
      On the Change of Control Payment Date, the Company will, to the extent lawful:

(1)	accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3)	deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.
      The Paying Agent will promptly mail or wire transfer to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.
      The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.
      The Credit Agreement will prohibit the Company from purchasing any Notes, and also provides that certain change of control events with respect to the Company would constitute a default under the Credit Agreement. Any future credit agreements or other similar agreements to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing

Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such other agreements.
      The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.
      The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.
      The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of the Company and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales
      The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets or a combination of the foregoing. For purposes of this provision, each of the following shall be deemed to be cash:

(a)	any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities, Indebtedness that is by its terms pari passu with, or subordinated to, the Notes or any Note Guarantee and liabilities to the extent owed to the Company or any Affiliate of the Company) that are assumed by the transferee of any such assets or Equity Interests pursuant to a written assignment and assumption agreement that releases the Company or such Restricted Subsidiary from further liability therefor;

(b)	any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days after the date of such Asset Sale (to the extent of the cash received in that conversion); and

(c)	any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) 2.5% of the Company’s Consolidated Net Tangible Assets as of the date of receipt of such Designated Non-cash Consideration and (y) $25.0 million (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

      Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds at its option:

(1)	to repay Indebtedness secured by such assets;

(2)	to purchase Replacement Assets (or enter into a binding agreement to purchase such Replacement Assets; provided that (x) such purchase is consummated within 60 days after the date of such binding agreement and (y) if such purchase is not consummated within the period set forth in subclause (x), the Net Proceeds not so applied will be deemed to be Excess Proceeds (as defined below)); or

(3)	any combination of the foregoing.
Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.
      On the 366th day after an Asset Sale or such earlier date, if any, as the Company determines not to apply the Net Proceeds relating to such Asset Sale as set forth in preceding paragraph (each such date being referred as an “Excess Proceeds Trigger Date”), such aggregate amount of Net Proceeds that has not been applied on or before the Excess Proceeds Trigger Date as permitted in the preceding paragraph (“Excess Proceeds”) will be applied by the Company to make an offer (an “Asset Sale Offer”) to all Holders of Notes and all holders of other Indebtedness that is pari passu with the Notes or any Note Guarantee containing provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets, to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of the Notes and such other pari passu Indebtedness plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash.
      The Company may defer the Asset Sale Offer until there are aggregate unutilized Excess Proceeds equal to or in excess of $15.0 million resulting from one or more Asset Sales, at which time the entire unutilized amount of Excess Proceeds (not only the amount in excess of $15.0 million) will be applied as provided in the preceding paragraph. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Notes and such other pari passu Indebtedness will be purchased on a pro rata basis based on the principal amount of Notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the Excess Proceeds subject to such Asset Sale will no longer be deemed to be Excess Proceeds.
      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.
      The Credit Agreement prohibits the Company from purchasing any Notes, and also provides that certain asset sale events with respect to the Company constitute a default under the Credit Agreement. Any future credit agreements or other similar agreements to which the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which may, in turn, constitute a default under such other agreements.

Certain Covenants
Restricted Payments
      (A) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay (without duplication) any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions (x) payable in Equity Interests (other than Disqualified Stock) of the Company or (y) to the Company or a Restricted Subsidiary of the Company);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any Restricted Subsidiary thereof held by Persons other than the Company or any of its Wholly Owned Restricted Subsidiaries;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes or the Note Guarantees, except (a) a payment of interest or principal at the Stated Maturity thereof or (b) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement; or

(4)	make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2)	the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness;” and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6) and (9) of the next succeeding paragraph (B)), is less than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the last fiscal quarter commencing prior to the Issue Date to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b)	100% of the aggregate net cash proceeds received by the Company since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock) of the Company or from the Incurrence of Indebtedness of the Company that has been converted into or exchanged for such Equity Interests (other than Equity Interests sold to, or Indebtedness held by, a Subsidiary of the Company), plus

(c)	with respect to Restricted Investments made by the Company and its Restricted Subsidiaries after the Issue Date, an amount equal to the net reduction in such Restricted Investments in any Person resulting from repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the net cash proceeds from the sale of any such Restricted Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income), from the release of any Guarantee (except to the extent any amounts are paid under such Guarantee) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, not to exceed, in each case, the amount of Restricted Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary after the Issue Date.
      (B) The preceding provisions will not prohibit, so long as, in the case of clauses (7), (8), (11) and (12) below, no Default has occurred and is continuing or would be caused thereby:

(1)	the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2)	the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its Common Stock on a pro rata basis;

(3)	the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or any Guarantor or of any Equity Interests of the Company or any Restricted Subsidiary in exchange for, or out of the net cash proceeds of a contribution to the common equity of the Company or a substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests (other than Disqualified Stock) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph (A);

(4)	the repayment, defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of the Company or any Guarantor with the net cash proceeds from an Incurrence of Permitted Refinancing Indebtedness;

(5)	Investments acquired as a capital contribution to, or in exchange for, or out of the net cash proceeds of a substantially concurrent offering of, Equity Interests (other than Disqualified Stock) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such acquisition or exchange shall be excluded from clause (3)(b) of the preceding paragraph (A);

(6)	the purchase, repurchase, redemption, acquisition or retirement for value of any Capital Stock of the Company upon the exercise of warrants, options or similar rights if such Capital Stock constitutes all or a portion of the exercise price or is surrendered in connection with satisfying any federal or state income tax obligation incurred in connection with such exercise; provided that no cash payment in respect of such purchase, repurchase, redemption, acquisition, retirement or exercise shall be made by the Company or any Restricted Subsidiary thereof;

(7)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company held by any current or former employee, officer, director or consultant of the Company (or any of its Restricted Subsidiaries) or their respective estates, spouses, former spouses or family members pursuant to the terms of any employee equity subscription agreement, stock option agreement or similar agreement entered into in the ordinary course of business; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in any fiscal year will not exceed $3.0 million;

(8)	the declaration and payment of cash dividends on the Company’s issued and outstanding Common Stock in an amount not to exceed $0.45 per share (as adjusted for stock splits and similar transactions after the Issue Date) per fiscal year; provided that the aggregate amount of all dividends declared or paid pursuant to this clause (8) shall not exceed $12.5 million in any fiscal year;

(9)	the payment of any contingent consideration or purchase price adjustment and any payment under any indemnification obligation, in each case, pursuant to the terms of the Securities Purchase Agreement (including the attached Earnout Agreement);

(10)	the payment of cash in lieu of the issuance of fractional shares of Equity Interests upon conversion or exchange of securities convertible into or exchangeable for Equity Interests of the Company; provided that any such cash payment shall not be for the purpose of evading the limitations of this covenant (as determined in good faith by the Board of Directors of the Company);

(11)	the purchase, repurchase, redemption, acquisition or retirement for value of any Capital Stock of Shoes.com, Inc. not owned by the Company in an aggregate amount since the Issue Date not to exceed $3.0 million; and

(12)	other Restricted Payments not otherwise permitted pursuant to this covenant in an aggregate principal amount since the Issue Date not to exceed $30.0 million.
      The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment (other than (x) the declaration and payment of cash dividends on the Company’s Common Stock in amounts not exceeding the amounts set forth in clause (8) above or (y) any Restricted Payments pursuant to clauses (6), (9) or (10) above) or any series of related Restricted Payments in an amount in excess of $1.0 million, the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any opinion or appraisal required by the Indenture.
Incurrence of Indebtedness
      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness; provided, however, that the Company or any of its Restricted Subsidiaries may Incur Indebtedness if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred at the beginning of such four-quarter period.
      The first paragraph of this covenant will not prohibit the Incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the Incurrence by the Company of Indebtedness under Credit Facilities (and the Incurrence by the Guarantors of Guarantees thereof) in an aggregate principal amount at any one time outstanding pursuant to this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed the greater of (x) $400.0 million, and (y) the Borrowing Base on such date of Incurrence;

(2)	the Incurrence of Existing Indebtedness;

(3)	the Incurrence by the Company and the Guarantors of Indebtedness represented by the Notes and the related Note Guarantees to be issued on the Issue Date;

(4)	the Incurrence by the Company or any Restricted Subsidiary of the Company of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (4), not to exceed at any time outstanding the greater of (x) $25.0 million and (y) 5% of the Company’s Consolidated Net Tangible Assets on such date of Incurrence;

(5)	the Incurrence by the Company or any Restricted Subsidiary of the Company of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be Incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (15) of this paragraph;

(6)	the Incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness owing to and held by the Company or any of its Restricted Subsidiaries; provided, however, that:

(a)	if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor;

(b)	Indebtedness owed to the Company or any Guarantor must be evidenced by an unsubordinated promissory note, unless the obligor under such Indebtedness is the Company or a Guarantor;

(c)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof, will be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the Guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be Incurred by another provision of this covenant;

(8)	the Incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(9)	the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Capital Stock of any Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Capital Stock of such Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not exceed the gross proceeds actually received by the Company or any Restricted Subsidiary thereof in connection with such disposition;

(10)	the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(11)	the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit in respect of workers’ compensation claims or self-insurance obligations or bid, performance or surety bonds (in each case other than for an obligation for borrowed money);

(12)	the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business; provided that, upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or Incurrence;

(13)	the Incurrence by the Company of Indebtedness to the extent that the net proceeds thereof are promptly deposited to defease or to satisfy and discharge the Notes;

(14)	the incurrence of any Indebtedness by a Receivables Subsidiary that is not recourse to the Company or any other Restricted Subsidiary of the Company (other than Standard Securitization Undertakings) incurred in connection with a Qualified Receivables Transaction; or

(15)	the Incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (15), not to exceed $25.0 million.

      For purposes of determining compliance with this covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness at the time of its Incurrence in any manner that complies with this covenant. In addition, any Indebtedness originally classified as Incurred pursuant to clauses (1) through (15) above may later be reclassified by the Company such that it will be deemed as having been Incurred pursuant to another of such clauses to the extent that such reclassified Indebtedness could be incurred pursuant to such new clause at the time of such reclassification. Notwithstanding the foregoing, Indebtedness under the Credit Agreement outstanding on the Issue Date shall be deemed to have been Incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.
      Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.
      The Company will not Incur any Indebtedness that is subordinate or junior in right of payment to any other Indebtedness of the Company unless it is subordinate in right of payment to the Notes to the same extent. The Company will not permit any Guarantor to Incur any Indebtedness that is subordinate or junior in right of payment to any other Indebtedness of such Guarantor unless it is subordinate in right of payment to such Guarantor’s Note Guarantee to the same extent. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Guarantor, as applicable, solely by reason of any Liens or Guarantees arising or created in respect thereof or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.
Liens
      The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured (or, in the case of

Indebtedness subordinated to the Notes or the related Note Guarantees, prior or senior thereto, with the same relative priority as the Notes will have with respect to such subordinated Indebtedness) until such time as such obligations are no longer secured by a Lien.
Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries
      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to the Company or any of its Restricted Subsidiaries or pay any liabilities owed to the Company or any of its Restricted Subsidiaries;

(2)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3)	transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.
      However, the preceding restrictions will not apply to encumbrances or restrictions:

(1)	existing under, by reason of or with respect to the Credit Agreement, Existing Indebtedness or any other agreements in effect on the Issue Date and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, than those contained in the Credit Agreement, Existing Indebtedness or such other agreements, as the case may be, as in effect on the Issue Date;

(2)	set forth in the Indenture, the Notes and the Note Guarantees;

(3)	existing under, by reason of or with respect to applicable law;

(4)	with respect to any Person or the property or assets of a Person acquired by the Company or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, than those in effect on the date of the acquisition;

(5)	in the case of clause (3) of the first paragraph of this covenant:

(A)	that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(B)	existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary thereof not otherwise prohibited by the Indenture or

(C)	arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary thereof in any manner material to the Company or any Restricted Subsidiary thereof;

(6)	existing under, by reason of or with respect to any agreement for the sale or other disposition of all or substantially all of the Capital Stock of, or property and assets of, a Restricted Subsidiary that restrict distributions by that Restricted Subsidiary pending such sale or other disposition;

(7)	restrictions on cash or other deposits or net worth imposed by customers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business; and

(8)	any Purchase Money Note, or other Indebtedness or contractual requirements of a Receivables Subsidiary in connection with a Qualified Securitization Transaction; provided that such restrictions only apply to such Receivables Subsidiary.
Merger, Consolidation or Sale of Assets
      The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition will have been made (i) is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia and (ii) assumes all the obligations of the Company under the Notes, the Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(2)	immediately after giving effect to such transaction, no Default or Event of Default exists;

(3)	the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness;”

(4)	each Guarantor, unless such Guarantor is the Person with which the Company has entered into a transaction under this covenant, will have by supplemental indenture confirmed its obligations under the Notes and the Indenture; and

(5)	the Company delivers to the Trustee an Officers’ Certificate (attaching the arithmetic computation to demonstrate compliance with clause (3) above) stating that such transaction and such agreement complies with this covenant and that all conditions precedent provided for herein relating to such transaction have been complied with.
      Clauses (2), (3) and (5) above will not apply to any merger, consolidation or sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Restricted Subsidiaries if, in the good faith determination of the Board of Directors of the Company, the sole purpose of the transaction is to reincorporate the Company in another state of the United States. Upon any consolidation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of the Company in accordance with this covenant, the successor corporation formed by such consolidation or into or with which the Company is merged or to which such sale, assignment, transfer, conveyance or other disposition is made will succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, conveyance or other disposition, the provisions of the Indenture referring to the “Company” will refer instead to the successor corporation and not to the Company), and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor Person had been named as the Company in the Indenture. In any such event (other than any transfer by way of lease), the predecessor Company will be released and discharged from all liabilities and obligations in respect of the Notes and the Indenture and the predecessor Company may be dissolved, wound up or liquidated at any time thereafter.

      In addition, the Company and its Restricted Subsidiaries may not, directly or indirectly, lease all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries considered as one enterprise, in one or more related transactions, to any other Person. Clause (3) above will not apply to any merger, consolidation or sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Restricted Subsidiaries.
Transactions with Affiliates
      The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1)	such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm’s-length transaction by the Company or such Restricted Subsidiary with a Person that is not an Affiliate of the Company or any of its Restricted Subsidiaries; and

(2)	the Company delivers to the Trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $3.0 million, a Board Resolution set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of the Company; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an independent accounting, appraisal or investment banking firm of national standing.
      The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	transactions between or among the Company and/or its Restricted Subsidiaries;

(2)	payment of reasonable and customary fees to, and reasonable and customary indemnification and similar payments on behalf of, directors of the Company or any of its Restricted Subsidiaries;

(3)	Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “— Restricted Payments;”

(4)	any sale of Capital Stock (other than Disqualified Stock) of the Company;

(5)	transactions pursuant to agreements or arrangements in effect on the Issue Date and described in this prospectus, or any amendment, modification, or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not more disadvantageous to the Company and its Restricted Subsidiaries than the original agreement or arrangement in existence on the Issue Date;

(6)	any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by the Company or any of its Restricted Subsidiaries with officers and employees of the Company or any of its Restricted Subsidiaries that are Affiliates of the Company and the payment of compensation to such officers and employees (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), so long as such agreement, arrangement or payment have been approved by a majority of the disinterested members of the Board of Directors of the Company (or by the Company’s Compensation

Committee so long as such committee satisfies applicable independence tests under federal securities laws and the primary exchange on which the Company’s Common Stock is listed);

(7)	transactions with a Person that is an Affiliate of the Company solely because the Company, directly or indirectly, owns Equity Interests in, or controls, such Person; and

(8)	commission, payroll, travel and similar advances to officers and employees of the Company or any of its Restricted Subsidiaries made consistent with past practices.

Designation of Restricted and Unrestricted Subsidiaries
      The Board of Directors of the Company may designate any Restricted Subsidiary of the Company to be an Unrestricted Subsidiary; provided that:

(1)	any Guarantee by the Company or any Restricted Subsidiary thereof of any Indebtedness of the Subsidiary being so designated will be deemed to be an Incurrence of Indebtedness by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such Incurrence of Indebtedness would be permitted under the covenant described above under the caption “— Incurrence of Indebtedness;”

(2)	the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary being so designated (including any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of such Subsidiary) will be deemed to be a Restricted Investment made as of the time of such designation and that such Investment would be permitted under the covenant described above under the caption “— Restricted Payments;”

(3)	such Subsidiary does not hold any Liens on any property of the Company or any Restricted Subsidiary thereof;

(4)	the Subsidiary being so designated:

(a)	is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(b)	is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(c)	has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries, except to the extent such Guarantee or credit support would be released upon such designation; and

(5)	no Default or Event of Default would be in existence following such designation.
      Any designation of a Restricted Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the Indenture. If, at any time, any Unrestricted Subsidiary would fail to meet any of the preceding requirements, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness, Investments, or Liens on the property, of such Subsidiary will be deemed to be Incurred or made by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness, Investments or Liens are not permitted to be Incurred or made as of such date under the Indenture, the Company will be in default under the Indenture.

      The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(1)	such designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if such Indebtedness is permitted under the covenant described under the caption “— Incurrence of Indebtedness,” calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable four-quarter reference period;

(2)	all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such designation will only be permitted if such Investments would be permitted under the covenant described above under the caption “— Restricted Payments;”

(3)	all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under the caption “— Liens;” and

(4)	no Default or Event of Default would be in existence following such designation.
Limitation on Issuances and Sales of Equity Interests in Restricted Subsidiaries
      The Company will not transfer, convey, sell or otherwise dispose of, and will not permit any of its Restricted Subsidiaries to, issue, transfer, convey, sell or otherwise dispose of any Equity Interests in any Restricted Subsidiary of the Company to any Person (other than the Company or a Restricted Subsidiary of the Company or, if necessary, shares of its Capital Stock constituting directors’ qualifying shares or issuances of shares of Capital Stock of foreign Restricted Subsidiaries to foreign nationals, to the extent required by applicable law), except sales of Equity Interests of a Restricted Subsidiary of the Company by the Company or a Restricted Subsidiary thereof; provided that (x) the Company or such Restricted Subsidiary selling such Equity Interests complies with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales,” (y) any sales of Preferred Stock of a Restricted Subsidiary that result in such Preferred Stock being held by a Person other than the Company or a Restricted Subsidiary thereof will be deemed to be an Incurrence of Indebtedness and must comply with the covenant described above under the caption “— Incurrence of Indebtedness” and (z) if, immediately after giving effect to such issuance, transfer, conveyance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary, any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the covenant described above under the caption “— Restricted Payments” if made on the date of such issuance or sale.
Guarantees
      The Company will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of the Company or any Domestic Subsidiary unless such Restricted Subsidiary is a Guarantor or simultaneously executes and delivers to the Trustee an Opinion of Counsel and a supplemental indenture providing for the Guarantee of the payment of the Notes by such Restricted Subsidiary, which Guarantee shall be senior to or pari passu with such Subsidiary’s Guarantee of such other Indebtedness.
      A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) is organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Guarantor under the Indenture, its Note Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee; or

(b)	such sale or other disposition or consolidation or merger complies with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

      The Note Guarantee of a Guarantor will be released:

(1)	in connection with any sale or other disposition of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Company, if the sale of all such Capital Stock of that Guarantor complies with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales;”

(2)	if the Company properly designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary under the Indenture; or

(3)	solely in the case of a Note Guarantee created after the Issue Date pursuant to the first paragraph of this covenant, upon the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee pursuant to this covenant, except a discharge or release by or as a result of payment under such Guarantee.
Business Activities
      The Company will not, and will not permit any Restricted Subsidiary thereof to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.
Payments for Consent
      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.
Reports
      The Company will furnish to the Trustee and, upon request, to beneficial owners and prospective investors a copy of all of the information and reports referred to in clauses (1) and (2) below within the time periods specified in the Commission’s rules and regulations:

(1)	all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2)	all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports;
provided that, if the Commission has accepted any of the Company’s reports as provided in the immediately succeeding paragraph and such reports have been made available to the public on the Commission’s EDGAR system (or any similar successor system), the Company will have no obligations to furnish such report to the Trustee, beneficial owners or prospective investors.
      Whether or not required by the Commission, the Company will comply with the periodic reporting requirements of the Exchange Act and will file the reports specified in the preceding paragraph with the Commission within the time periods specified above unless the Commission will not accept such a filing. The

Company agrees that it will not take any action for the purpose of causing the Commission not to accept any such filings. If, notwithstanding the foregoing, the Commission will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if the Company were required to file those reports with the Commission.
      If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by this covenant shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.
Events of Default and Remedies
      Each of the following is an Event of Default:

(1)	default for 30 days in the payment when due of interest on, or Additional Interest with respect to, the Notes;

(2)	default in payment when due (whether at maturity, upon acceleration, redemption or otherwise) of the principal of, or premium, if any, on the Notes;

(3)	failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control,” “— Repurchase at the Option of Holders — Asset Sales” or “— Certain Covenants — Merger, Consolidation or Sale of Assets;”

(4)	failure by the Company or any of its Restricted Subsidiaries for 45 days after written notice by the Trustee or Holders representing 25% or more of the aggregate principal amount of Notes outstanding to comply with any of the other agreements in the Indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a)	is caused by a failure to make any payment when due at the final maturity of such Indebtedness (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

(6)	failure by the Company or any of its Restricted Subsidiaries to pay final judgments (to the extent such judgments are not paid or covered by insurance provided by a reputable carrier that has the ability to perform and has acknowledged coverage in writing) aggregating in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days after such judgments have become final and non-appealable;

(7)	except as permitted by the Indenture, any Note Guarantee of a Guarantor that is a Significant Subsidiary, or the Note Guarantees of any group of Guarantors that, taken together, would constitute a Significant Subsidiary, shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee; and

(8)	certain events of bankruptcy or insolvency with respect to the Company, any Guarantor or any Significant Subsidiary of the Company (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary).
      In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Guarantor or any Significant Subsidiary of the Company (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary), all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to the Company specifying the Event of Default(s).
      Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or Additional Interest) if it determines that withholding notice is in their interest.
      The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Additional Interest on, or the principal of, the Notes. The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless:

(1)	the Holder gives the Trustee written notice of a continuing Event of Default;

(2)	the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(3)	such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4)	the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5)	during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.
      However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium or Additional Interest, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.
      In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs during any time that the Notes are outstanding, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes, then the premium specified in the first paragraph of “— Optional Redemption” shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

      The Company is required to deliver to the Trustee annually within 120 days after the end of each fiscal year a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.
No Personal Liability of Directors, Officers, Employees and Stockholders
      No director, officer, employee, incorporator, stockholder, member, manager or partner of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.
Legal Defeasance and Covenant Defeasance
      The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)	the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such Notes when such payments are due from the trust referred to below;

(2)	the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the Indenture.
      In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute Events of Default with respect to the Notes.
      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit; or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6)	the Company must have delivered to the Trustee an Opinion of Counsel to the effect that, (1) assuming no intervening bankruptcy of the Company or any Guarantor between the date of deposit and the 123rd day following the deposit and assuming that no Holder is an “insider” of the Company under applicable bankruptcy law, after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, including Section 547 of the United States Bankruptcy Code and Section 15 of the New York Debtor and Creditor Law and (2) the creation of the defeasance trust does not violate the Investment Company Act of 1940;

(7)	the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others;

(8)	if the Notes are to be redeemed prior to their Stated Maturity, the Company must deliver to the Trustee irrevocable instructions to redeem all of the Notes on the specified redemption date; and

(9)	the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver
      Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).
      Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1)	reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any Note or alter the provisions, or waive any payment, with respect to the redemption of the Notes;

(3)	reduce the rate of or change the time for payment of interest on any Note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest, or premium or Additional Interest, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any Note payable in money other than U.S. dollars;

(6)	make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on, the Notes;

(7)	release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(8)	impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Note Guarantees;

(9)	amend, change or modify the obligation of the Company to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the covenant described under the caption “Repurchase at the Option of Holders — Asset Sales” after the obligation to make such Asset Sale Offer has arisen, or the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the covenant described under the caption “Repurchase at the Option of Holders — Change of Control” after such Change of Control has occurred, including, in each case, amending, changing or modifying any definition relating thereto;

(10)	except as otherwise permitted under the covenants described under the captions “— Certain Covenants — Merger, Consolidation and Sale of Assets” and “— Certain Covenants — Guarantees,” consent to the assignment or transfer by the Company or any Guarantor of any of their rights or obligations under the Indenture;

(11)	amend or modify any of the provisions of the Indenture or the related definitions affecting the ranking of the Notes or any Note Guarantee in any manner adverse to the Holders of the Notes or any Note Guarantee; or

(12)	make any change in the preceding amendment and waiver provisions.
      Notwithstanding the preceding, without the consent of any Holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3)	to provide for the assumption of the Company’s or any Guarantor’s obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets;

(4)	to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not materially adversely affect the legal rights under the Indenture of any such Holder;

(5)	to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6)	to comply with the provisions described under “— Certain Covenants — Guarantees;”

(7)	to comply with the rules of any applicable securities depositary;

(8)	to evidence and provide for the acceptance of appointment by a successor Trustee; or

(9)	to provide for the issuance of Additional Notes in accordance with the Indenture.

Satisfaction and Discharge
      The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1)	either:

(a)	all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(b)	all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3)	the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4)	the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.
      In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.
Concerning the Trustee
      If the Trustee or any of its Affiliates becomes a creditor of the Company or any Guarantor, the Indenture and the Trust Indenture Act limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.
      The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.
Book-Entry, Delivery and Form
      Except as set forth below, Notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. Notes will be issued at the closing of this offering only surrender of original notes.
      The exchange notes initially will be represented by one or more notes in registered, global form (the “Global Note”). On the date of the closing of the exchange offer, the Global Note will be deposited upon issuance with the Trustee as custodian for The Depositary Trust Company (“DTC”), in New York,

New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.
      Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may be exchanged for Notes in certificated form. See “— Exchange of Global Notes for Certificated Notes.”
      Ownership of interests in the Global Note (“Book-Entry Interests”) will be limited to persons that have accounts with DTC, or persons that hold interests through such Participants (as defined below). Except under the limited circumstances described below, beneficial owners of Book-Entry Interests will not be entitled to physical delivery of exchange notes in definitive form.
      Book-Entry Interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by DTC or DTC’s nominees and Participants. In addition while the exchange notes are in global form, holders of Book-Entry Interests will not be considered the owners or “holders” of exchange notes for any purpose. So long as the exchange notes are held in global form, DTC or its nominees will be considered the sole holders of the Global Note for all purposes under the indenture. In addition, Participants must rely on the procedures of DTC and Indirect Participants (as defined below) must rely on the procedures of DTC and the Participants through which they own Book-Entry Interests to transfer their interests or to exercise any rights of holders under the Indenture. Transfers of beneficial interests in the Global Note will be subject to the applicable rules and procedures of DTC and its Participants or Indirect Participants, which may change from time to time.
Depository Procedures
      The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.
      DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.
      DTC has also advised the Company that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).
      We understand that under existing industry practice, in the event that we request any action of holders of exchange notes, or an owner of a beneficial interest in the Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC would authorize the Participants to take the action and the Participants would authorize beneficial owners owning through the Participants to take the action or would otherwise act upon the instruction of the beneficial owners. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.
      All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some jurisdictions, including certain states of the United States, require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
      Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.
      Payments in respect of the principal of, and interest and premium and Additional Interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.
      DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.
      Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.
      Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC.

Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.
      DTC has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.
      Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
Exchange of Global Notes for Certificated Notes
      A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”) if:

(1)	DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act, and in each case the Company fails to appoint a successor depositary;

(2)	the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Certificated Notes (DTC has advised the Company that, in such event, under current DTC practices, DTC would notify its participants of the Company’s request, but will only withdraw beneficial interests from a Global Note at the request of each DTC participant); or

(3)	there shall have occurred and be continuing a Default or Event of Default with respect to the Notes.
      In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors,” unless that legend is not required by applicable law.
Exchange of Certificated Notes for Global Notes
      Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes. See “Notice to Investors.”
Same Day Settlement and Payment
      The Company will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Additional Interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Company will make all payments of principal, interest and premium and Additional Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in the PORTAL® market and to trade in DTC’s Same-Day Funds Settlement

System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.
      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.
Certain Definitions
      Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.
      “Additional Interest” means all additional interest owing on the Notes pursuant to the Registration Rights Agreement.
      “Affiliate” of any specified Person means (1) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (2) any executive officer or director of such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.
      “Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any property or assets of the Company or any Restricted Subsidiary thereof other than a transaction governed by the provisions of the Indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets;” and

(2)	the issuance of Equity Interests by any of the Company’s Restricted Subsidiaries or the sale by the Company or any Restricted Subsidiary thereof of Equity Interests in any of its Subsidiaries (other than directors’ qualifying shares and shares issued to foreign nationals to the extent required by applicable law).
      Notwithstanding the preceding, the following items shall be deemed not to be Asset Sales:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $5.0 million;

(2)	a transfer of assets between or among the Company and its Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary;

(4)	the sale, lease, sublease, license or sublicense or consignment of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(5)	any sale of accounts receivable, or participations therein, in connection with any Qualified Receivables Transaction;

(6)	the licensing of intellectual property to third Persons on reasonable and customary terms in the ordinary course of business consistent with past practice; provided that such licensing does not materially interfere with the business of the Company or any of its Restricted Subsidiaries;

(7)	the sale or other disposition of Cash Equivalents;

(8)	dispositions of accounts receivable in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(9)	a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments” and any Permitted Investment;

(10)	any sale or disposition of any property or equipment that has become damaged, worn out, obsolete or otherwise unsuitable for use in connection with the business of the Company or its Restricted Subsidiaries; and

(11)	the creation of a Lien not prohibited by the Indenture.
      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.
      “Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or, except in the context of the definitions of “Change of Control” and “Continuing Directors,” a duly authorized committee thereof;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3)	with respect to any other Person, the board or committee of such Person serving a similar function.
      “Board Resolution” means a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors of the Company and to be in full force and effect on the date of such certification.
      “Borrowing Base” means, as of any date, an amount equal to the sum of (i) 80% of the book value of all accounts receivable owned by the Company or any of its Restricted Subsidiaries (excluding any accounts receivable (x) more than 90 days past due, (y) due from Affiliates of the Company or (z) in which any Receivables Subsidiary has any interest) as of the most recent fiscal quarter for which internal financial statements are available and (ii) 65% of the net book value of all inventory owned by the Company or any of its Restricted Subsidiaries as of the most recent fiscal quarter for which internal financial statements are available, all calculated on a consolidated basis and in accordance with GAAP.
      “Business Day” means any day other than a Legal Holiday.
      “Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.
      “Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.
      “Cash Equivalents” means:

(1)	United States dollars or, in the case of any Restricted Subsidiary organized under the laws of any jurisdiction outside the United States, such local currencies held by such Restricted Subsidiary from time to time in the ordinary course of business;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof), maturing, unless such securities are deposited to defease any Indebtedness, not more than one year from the date of acquisition;

(3)	commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within 90 days after the date of acquisition;

(4)	certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case (x) with any commercial bank organized under the laws of the United States, Canada or the United Kingdom (or any state, province or territory thereof) or any foreign branch thereof having capital and surplus aggregating at least $100.0 million or (y) insured by any nation or government, any state, province, municipality or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, any entity exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing, and any department, agency, board, commission, tribunal, committee or instrumentality of any of the foregoing;

(5)	mutual funds substantially all of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (4) of this definition;

(6)	deposit accounts in the ordinary course of business with financial institutions (A) located in the United States of America, Canada or the United Kingdom and (B) located in a jurisdiction other than the United States of America, Canada or the United Kingdom in an amount not in excess of $10.0 million in the aggregate; and

(7)	fully collateralized repurchase obligations of any commercial bank organized under the laws of the United States of America or any state thereof, having capital and surplus aggregating at least $100.0 million, having a term of not more than 30 days, with respect to securities issued or fully guaranteed by the government of the United States of America.
      “Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2)	the adoption of a plan relating to the liquidation or dissolution of the Company;

(3)	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the Beneficial Owner, directly or indirectly, of 50% or more of the voting power of the Voting Stock of the Company;

(4)	the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

(5)	the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and (B) immediately after such transaction, no “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) becomes, directly or indirectly, the Beneficial Owner of 50% or more of the voting power of the Voting Stock of the surviving or transferee Person.
      “Commission” means the United States Securities and Exchange Commission.
      “Common Stock” means, with respect to any Person, any Capital Stock (other than Preferred Stock) of such Person, whether outstanding on the Issue Date or issued thereafter.
      “Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2)	Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), non-cash asset impairment charges and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(4)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue consistent with past practice;
in each case, on a consolidated basis and determined in accordance with GAAP.
      Notwithstanding the preceding, the provision for taxes based on the income or profits of, the Fixed Charges of and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company (A) in the same proportion that the Net Income of such Restricted Subsidiary was added to compute such Consolidated Net Income of the Company and (B) only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

      “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income or loss of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(2)	the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equityholders;

(3)	the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition shall be excluded;

(4)	the cumulative effect of a change in accounting principles shall be excluded; and

(5)	notwithstanding clause (1) above, the Net Income or loss of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.
      “Consolidated Net Tangible Assets” of any Person means, as of any date, the amount which, in accordance with GAAP, would be set forth under the caption “Total Assets” (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries, as of the end of the most recently ended fiscal quarter for which internal financial statements are available, less (1) all intangible assets, including, without limitation, goodwill, trade names, trademarks, patents, purchased technology, unamortized debt discount and other like intangible assets, as shown on the most recent balance sheet of the Company prepared in conformity with GAAP and (2) current liabilities.
      “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1)	was a member of such Board of Directors on the Issue Date; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.
      “Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of July 21, 2004, by and among the Company, the loan parties party thereto, Bank of America, N.A., as Lead Issuing Bank, Lead Arranger, Administrative Agent and Collateral Agent, and the other lenders named therein, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced or refinanced from time to time, regardless of whether such amendment, restatement, modification, renewal, refunding, replacement or refinancing is with the same financial institutions or otherwise.
      “Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement), commercial paper facilities, in each case with banks or other institutional lenders, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.
      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

      “Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.
      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is one year after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The term “Disqualified Stock” shall also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the date on which the Notes mature.
      “Domestic Subsidiary” means any Restricted Subsidiary of the Company other than a Restricted Subsidiary that is (1) a “controlled foreign corporation” under Section 957 of the Internal Revenue Code (a) whose primary operating assets are located outside the United States and (b) that is not subject to tax under Section 882(a) of the Internal Revenue Code because of a trade or business within the United States (other than any entity under this clause (1) that Guarantees Indebtedness of the Company or any of its other Domestic Subsidiaries) or (2) a Subsidiary of an entity described in the preceding clause (1).
      “Earn-out Obligation” means any contingent consideration based on future operating performance of the acquired Person or assets or other purchase price adjustment or indemnification obligation payable following the consummation of an acquisition based on criteria set forth in the documentation governing or relating to such acquisition.
      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
      “Equity Offering” means (i) an offer and sale of Capital Stock (other than Disqualified Stock) of the Company pursuant to a registration statement that has been declared effective by the Commission pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company) or (ii) any private placement of Capital Stock (other than Disqualified Stock) of the Company to any Person other than an Affiliate of the Company.
      “Existing Indebtedness” means the aggregate principal amount of Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement or under the Notes and the related Note Guarantees) in existence on the Issue Date.
      “Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by an executive officer of the Company. Notwithstanding the foregoing, (1) if the Fair Market Value exceeds $7.0 million, the determination of Fair Market Value must be made by the Board of Directors of the Company and be evidenced by a Board Resolution attached to an Officers’ Certificate delivered to the Trustee and (2) if the Fair Market Value exceeds $25.0 million, the determination of Fair Market Value must be made by the Board of Directors of the Company and such determination of Fair Market Value must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing.

      “Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit (other than trade letters of credit in the ordinary course of business) or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2)	the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or Preferred Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.
      “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness or issues, repurchases or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Preferred Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of such period.
      In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions and dispositions of business entities or property and assets constituting a division or line of business of any Person that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and

(4)	consolidated interest expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.
      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.
      “Government Securities” means securities that are direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged.
      “Guarantee” means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person.
      “Guarantors” means:

(1)	each of our Subsidiaries that Incurs or Guarantees Obligations under the Credit Agreement; and

(2)	any other Subsidiary that executes a Note Guarantee in accordance with the provisions of the Indenture;
and their respective successors and assigns until released from their obligations under their Note Guarantees and the Indenture in accordance with the terms of the Indenture.
      “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to interest rates;

(2)	commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to commodity prices; and

(3)	foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to foreign currency exchange rates.
      “Holder” means a Person in whose name a Note is registered.
      “Incur” means, with respect to any Indebtedness, to incur (by merger, conversion, exchange or otherwise), create, issue, assume, Guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of the Company and (2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Stock or Preferred Stock (to the extent provided for when the Indebtedness or Disqualified Stock or Preferred Stock on which such interest or dividend is paid was originally issued) shall be considered an Incurrence of Indebtedness; provided that in each case the amount thereof is for all other purposes included in the Fixed Charges and Indebtedness of the Company or its Restricted Subsidiary as accrued.

      “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	in respect of Capital Lease Obligations;

(5)	in respect of the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable; provided that Indebtedness will not include any Earn-out Obligation, except to the extent that the contingent consideration relating thereto is not paid within 30 days after the amount due is finally determined;

(6)	representing Hedging Obligations;

(7)	representing Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends; or

(8)	in the case of a Subsidiary of such Person, representing Preferred Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends.
      In addition, the term “Indebtedness” includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), provided that the amount of such Indebtedness shall be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness, and (y) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock, as applicable, as if such Disqualified Stock or Preferred Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture.
      The amount of the Indebtedness in respect of any Hedging Obligations at any time shall be equal to the amount payable as a result of the termination of such Hedging Obligations at such time. The amount of any Indebtedness outstanding as of any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and shall be:

(1)	the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2)	the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.
      Notwithstanding the foregoing, Indebtedness will not include any guarantee by the Company or any of its Restricted Subsidiaries of operating lease obligations that are not Indebtedness.
      “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans or other extensions of credit (including Guarantees), advances, capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.
      If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market

Value of the Investment in such Subsidiary not sold or disposed of. The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person.
      “Issue Date” means the date of original issuance of the Notes under the Indenture.
      “Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized or required by law, regulation or executive order to remain closed.
      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.
      “Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however:

(1)	any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any sale of assets outside the ordinary course of business of such Person; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries;

(2)	any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss;

(3)	any non-cash goodwill or intangible asset impairment charges resulting from the application of FAS 142;

(4)	any non-cash charges related to restructuring, debt retirement and/or store closings;

(5)	taxes expensed or paid in accordance with the provisions of the American Jobs Creation Act of 2004 on any funds repatriated by any Restricted Subsidiary of the Company to the Company; provided that the aggregate amount of such funds the taxes relating to which are excluded from the calculation of Net Income of the Company pursuant to this clause shall not exceed $60.0 million; and

(6)	all non-cash expenses related to stock-based compensation plans, including stock option non-cash expenses.
      “Net Proceeds” means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting, investment banking and brokerage fees, and sales commissions, and any relocation expenses incurred as a result thereof, (2) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (3) amounts required to be applied to the repayment of Indebtedness or other liabilities secured by a Lien on the asset or assets that were the subject of such Asset Sale or required to be paid as a result of such sale, (4) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, (5) in the case of any Asset Sale by a Restricted Subsidiary of the Company, payments to holders of Equity Interests in such Restricted Subsidiary in such capacity (other than such Equity Interests held by the Company or any Restricted Subsidiary thereof) to the extent that such payment is required to permit the distribution of such proceeds in respect of the Equity Interests in such Restricted Subsidiary held by the Company or any Restricted

Subsidiary thereof and (6) appropriate amounts to be provided by the Company or its Restricted Subsidiaries as a reserve against liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in accordance with GAAP; provided that (a) excess amounts set aside for payment of taxes pursuant to clause (2) above remaining after such taxes have been paid in full or the statute of limitations therefor has expired and (b) amounts initially held in reserve pursuant to clause (6) no longer so held, will, in the case of each of subclause (a) and (b), at that time become Net Proceeds.
      “Note Guarantee” means a Guarantee of the Notes pursuant to the Indenture.
      “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.
      “Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person.
      “Officers’ Certificate” means a certificate signed on behalf of the Company by at least two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company, that meets the requirements of the Indenture.
      “Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee (who may be counsel to or an employee of the Company) that meets the requirements of the Indenture.
      “Permitted Business” means any business conducted or proposed to be conducted (as described in the prospectus) by the Company and its Restricted Subsidiaries on the date of the Indenture and other businesses reasonably related or ancillary thereto.
      “Permitted Investments” means:

(1)	any Investment in the Company or in a Restricted Subsidiary of the Company;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of the Company; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales;”

(5)	Investments to the extent acquired in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(6)	Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes;

(7)	stock, obligations or securities received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business or received in satisfaction of judgment;

(8)	advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the

Company or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business;

(9)	commission, payroll, travel and similar advances to officers and employees of the Company or any of its Restricted Subsidiaries made consistent with past practices;

(10)	Investments by the Company or a Restricted Subsidiary of the Company in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person, in each case, in connection with a Qualified Receivables Transaction;

(11)	Investments consisting of the licensing or contribution of intellectual property in the ordinary course of business;

(12)	Loans or advances to employees of the Company or any of its Restricted Subsidiaries that are approved in good faith by a majority of the disinterested members of the Board of Directors of the Company in an aggregate amount outstanding not to exceed $2.0 million at any time; and

(13)	other Investments in any Person other than an Unrestricted Subsidiary (provided that any such corporation, partnership, joint venture or other entity is not an Affiliate of the Company or is an Affiliate of the Company solely because the Company, directly or indirectly, owns Equity Interests in, or controls, such corporation, partnership, joint venture or other entity) having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) since the date of the Indenture, not to exceed $25.0 million.
      “Permitted Liens” means:

(1)	Liens securing obligations in an amount when created or Incurred, together with the amount of all other obligations and Indebtedness secured by a Lien under this clause (1) at that time outstanding, not to exceed the sum of (i) the amount of Indebtedness Incurred and outstanding at such time under clause (1) of the second paragraph of the covenant described under the caption “Certain Covenants — Incurrence of Indebtedness” plus (ii) the amount of Indebtedness available for Incurrence at such time under clause (1) of the second paragraph of the covenant described under the caption “Certain Covenants — Incurrence of Indebtedness;”

(2)	Liens on the assets of the Company or any Restricted Subsidiary thereof securing Indebtedness Incurred under clause (15) of the second paragraph of the covenant described under the caption “Certain Covenants — Incurrence of Indebtedness;”

(3)	Liens in favor of the Company or any Restricted Subsidiary that is a Guarantor;

(4)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

(5)	Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by the Company or the Restricted Subsidiary;

(6)	Liens securing the Notes and the Note Guarantees;

(7)	Liens existing on the date of the Indenture;

(8)	Liens securing Permitted Refinancing Indebtedness; provided that such Liens do not extend to any property or assets other than the property or assets that secure the Indebtedness being refinanced;

(9)	Liens on property or assets used to defease or to satisfy and discharge Indebtedness; provided that (a) the Incurrence of such Indebtedness was not prohibited by the Indenture and (b) such defeasance or satisfaction and discharge is not prohibited by the Indenture;

(10)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness;” provided that any such Lien (i) covers only the assets acquired, constructed or improved with such Indebtedness and (ii) is created within 180 days of such acquisition, construction or improvement;

(11)	Liens to secure Indebtedness Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of any warehouse facility used in the business of the Company or any Restricted Subsidiary of the Company, in an aggregate principal amount not to exceed at any time outstanding $35.0 million;

(12)	Liens on cash or Cash Equivalents securing Hedging Obligations of the Company or any of its Restricted Subsidiaries (a) that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, or (b) securing letters of credit that support such Hedging Obligations;

(13)	Liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other social security obligations;

(14)	Lien, deposits or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of Indebtedness), leases, or other similar obligations arising in the ordinary course of business;

(15)	survey exceptions, encumbrances, easements or reservations of, or rights of other for, rights of way, zoning or other restrictions as to the use of properties, and defects in title which, in the case of any of the foregoing, were not incurred or created to secure the payment of Indebtedness, and which in the aggregate do not materially adversely affect the value of such properties or materially impair the use for the purposes of which such properties are held by the Company or any of its Restricted Subsidiaries;

(16)	judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(17)	Liens, deposits or pledges to secure public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds or obligations; and Liens, deposits or pledges in lieu of such bonds or obligations, or to secure such bonds or obligations, or to secure letters of credit in lieu of or supporting the payment of such bonds or obligations;

(18)	Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Subsidiary thereof on deposit with or in possession of such bank;

(19)	any interest or title of a lessor, licensor or sublicensor in the property subject to any lease, license or sublicense;

(20)	Liens arising from precautionary UCC financing statements regarding operating leases or consignments;

(21)	Liens of franchisors in the ordinary course of business not securing Indebtedness;

(22)	Liens for taxes, assessments and governmental charges not yet delinquent or being contested in good faith and for which adequate reserves have been established to the extent required by GAAP;

(23)	Liens on cash and Cash Equivalents to secure letters of credit for the account of any Person that were in existence prior to, and not in contemplation of, the acquisition of such Person by the Company or any Restricted Subsidiary of the Company pending the replacement thereof with letters of credit issued under the Credit Agreement; provided that the aggregate Fair Market Value of all cash and Cash Equivalents subject to such Liens pursuant to this clause (23) shall not at any time exceed $5.0 million;

(24)	carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or are being contested in good faith by appropriate proceedings and for which adequate reserves have been made; and

(25)	Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding.
      “Permitted Refinancing Indebtedness” means:

(A)	any Indebtedness of the Company or any of its Restricted Subsidiaries (other than Disqualified Stock) issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than Disqualified Stock and intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued and unpaid interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable expenses incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or the Note Guarantees, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of the Notes and is subordinated in right of payment to the Notes or the Note Guarantees, as applicable, on terms at least as favorable, taken as a whole, to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(4)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu in right of payment with the Notes or any Note Guarantees, such Permitted Refinancing Indebtedness is pari passu with, or subordinated in right of payment to, the Notes or such Note Guarantees; and

(5)	such Indebtedness is Incurred by either (a) the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (b) the Company; and

(B)	any Disqualified Stock of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace or refund Indebtedness or other Disqualified Stock of the Company or any of its Restricted Subsidiaries (other than

Indebtedness or Disqualified Stock held by the Company or any of its Restricted Subsidiaries); provided that:

(1)	the liquidation or face value of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness, or the liquidation or face value of the Disqualified Stock, as applicable, so extended, refinanced, renewed, replaced or refunded (plus all accrued and unpaid interest or dividends thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable expenses incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final redemption date later than the final maturity or redemption date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness or Disqualified Stock being extended, refinanced, renewed, replaced or refunded;

(3)	such Permitted Refinancing Indebtedness has a final redemption date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable, taken as a whole, to the Holders of Notes as those contained in the documentation governing the Indebtedness or Disqualified Stock being extended, refinanced, renewed, replaced or refunded;

(4)	such Permitted Refinancing Indebtedness is not redeemable at the option of the holder thereof or mandatorily redeemable prior to the final maturity or redemption date of the Indebtedness or Disqualified Stock being extended, refinanced, renewed, replaced or refunded; and

(5)	such Disqualified Stock is issued by either (a) the Restricted Subsidiary that is the issuer of the Indebtedness or Disqualified Stock being extended, refinanced, renewed, replaced or refunded or (b) the Company.
      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.
      “Preferred Stock” means, with respect to any Person, any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions upon liquidation.
      “Purchase Money Note” means a promissory note evidencing a line of credit, or evidencing other Indebtedness, owed to the Company or any Restricted Subsidiary of the Company in connection with a Qualified Receivables Transaction, which note shall be repaid from cash available to the maker of such note, other than amounts required to be established as reserves pursuant to agreement, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables.
      “Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company or by any Restricted Subsidiary of the Company pursuant to which the Company or any Restricted Subsidiary of the Company may sell, convey or otherwise transfer to a Receivables Subsidiary, any accounts receivable (whether now existing or arising in the future) of the Company or any Restricted Subsidiary of the Company and any asset related thereto, including, without limitation, all collateral securing such accounts receivable, and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets that are customarily transferred, or in respect of which security interests are customarily granted, in connection with an asset securitization transaction involving accounts receivable.
      “Receivables Subsidiary” means a Subsidiary of the Company (other than a Guarantor) that engages in no activities other than in connection with the financing of accounts receivables and that is designated by the Board of Directors of the Company (as provided below) as a Receivables Subsidiary (a) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any other Restricted Subsidiary of the Company (excluding Guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Company or any other Restricted Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Company or any other Restricted Subsidiary of the Company, directly or indirectly, contingently or otherwise to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither the Company nor any other Restricted Subsidiary of the Company has any material contract, agreement, arrangement or understanding (except in connection with a Purchase Money Note or Qualified Receivables Transaction) other than on terms no less favorable to the Company or such other Restricted Subsidiary of the Company than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable, and (c) to which neither the Company nor any other Restricted Subsidiary of the Company has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve a certain level of operating results. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying, to the best of such officer’s knowledge and belief after consulting with counsel, that such designation complied with the foregoing conditions.
      “Registration Rights Agreement” means the Registration Rights Agreement, to be dated the date of the Indenture, among the Company, the Guarantors, Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, ABN AMRO Incorporated and Wells Fargo Securities, LLC.
      “Replacement Assets” means (1) non-current assets that will be used or useful in a Permitted Business or (2) substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary of such Person.
      “Restricted Investment” means an Investment other than a Permitted Investment.
      “Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.
      “Securities Purchase Agreement” means the Securities Purchase Agreement dated March 14, 2005 among the Company, Heritage Fund III, L.P., Heritage Fund IIIA, L.P., Heritage Investors III, L.L.C., BICO Business Trust, Pentland U.S.A., Inc. Donna Siciliano and Michael Smith, Bruce Ginsberg, Hal Parton, Gregg Ribatt, and Bennett Footwear Holdings, LLC, Bennett Footwear Group LLC, Bennett Footwear Acquisition LLC, Bennett Footwear Retail LLC and Bennett Investment Corporation.
      “Significant Subsidiary” means any Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X of the Securities Act.
      “Standard Securitization Undertaking” means representations, warrantees, covenants and indemnities entered into by the Company or any Restricted Subsidiary of the Company, which in the good faith judgment of the Board of Directors of the Company, are reasonably customary in an accounts receivable transaction.
      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof. The Stated Maturity of any intercompany Indebtedness payable upon demand shall be the date of demand of payment under such Indebtedness.
      “Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association, limited liability company or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).
      “Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution in compliance with the covenant described under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” and any Subsidiary of such Subsidiary.
      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.
      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.
      “Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or Investments by foreign nationals mandated by applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.
MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES
      The following is a general discussion of material U.S. federal income and, in the case of non-U.S. holders (as defined below), estate tax consequences to a holder that acquired original notes in their original issuance for cash at the initial offering price relating to (i) the exchange of the original notes for the exchange notes pursuant to the exchange offer and (ii) the purchase, ownership and disposition of the exchange notes as of the date hereof. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, including, without limitation, tax-exempt organizations, holders subject to the U.S. federal alternative minimum tax, dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, certain former citizens or residents of the United States, partnerships, S corporations or other pass-through entities, U.S. holders (as defined below) whose functional currency is not the U.S. dollar and persons that hold the notes in connection with a straddle, hedging, conversion or other risk-reduction transaction.
      The U.S. federal income tax consequences set forth below are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, court decisions, and rulings and pronouncements of the Internal Revenue Service (the “IRS”) all as in effect on the date hereof and, all of which are subject to change, possibly on a retroactive basis. We have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.
      As used herein, the term “U.S. holder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
      As used herein, the term “non-U.S. holder” means a beneficial owner of an exchange note that is neither a U.S. holder nor a partnership or an entity treated as a partnership for U.S. federal income tax purposes.
      If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of an exchange note, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of the purchase, ownership and disposition of the exchange notes.
      This discussion does not address the tax consequences arising under any state, local or foreign law. Furthermore, this discussion does not consider the effect of the U.S. federal estate or gift tax laws (except as set forth below with respect to certain U.S. federal estate tax consequences to non-U.S. holders).
      Investors should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.
U.S. Holders

Exchange Offer
      The exchange of original notes for exchange notes pursuant to the exchange offer will not be treated as a taxable event for U.S. federal income tax purposes. Rather, the exchange notes received by a U.S. holder will be treated as a continuation of the original notes in the hands of such U.S. holder. Accordingly, the exchanging U.S. holder will have the same tax basis, holding period and interest income in respect of the exchange notes as such holder would have had in the original notes surrendered in the exchange.

Payments of Interest
      A U.S. holder will be required to recognize as ordinary income any interest received or accrued on the exchange notes, in accordance with the U.S. holder’s regular method of tax accounting.

Sale, Redemption, Exchange or Other Taxable Disposition of Notes
      A U.S. holder generally will recognize capital gain or loss on the sale, redemption, exchange or other taxable disposition of an exchange note. The U.S. holder’s gain or loss will equal the difference between the proceeds received by the holder (other than redemption proceeds attributable to accrued interest) and the holder’s adjusted tax basis in the exchange note. The proceeds received by a U.S. holder will include the amount of any cash and the fair market value of any other property received for the exchange note. The portion of any redemption proceeds that is attributable to accrued interest will not be taken into account in computing the U.S. holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. holder has not previously included the accrued interest in income. The gain or loss recognized by a U.S. holder on a disposition of the exchange note will be long-term capital gain or loss if the holder held the exchange note for more than one year. Under current U.S. federal income tax law, net long-term capital gains of non-corporate U.S. holders (including individuals) are eligible for taxation at preferential rates. The deductibility of capital losses is subject to limitation.

Backup Withholding and Information Reporting
      Generally, U.S. holders will be subject to information reporting on payments of interest on the exchange notes and the proceeds from a sale or other disposition of the exchange notes. Unless a U.S. holder is an exempt recipient such as a corporation, a backup withholding tax (currently at a rate of 28%) may apply to such payments if the U.S. holder (i) fails to furnish a taxpayer identification number (“TIN”) within a reasonable time after a request therefor, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it failed to report interest or dividends properly, or (iv) failed, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct and that such U.S. holder is not subject to backup withholding. Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished timely to the IRS.
Non-U.S. Holders

Exchange Offer
      The exchange of original notes for exchange notes pursuant to the exchange offer will not be treated as a taxable event for U.S. federal income tax purposes. Rather, the exchange notes received by a non-U.S. holder will be treated as a continuation of the original notes in the hands of such non-U.S. holder. Accordingly, the exchanging non-U.S. holder will have the same tax basis, holding period and interest income in respect of the exchange notes as such holder would have had in the original notes surrendered in the exchange.

Payments of Interest
      Interest paid on an exchange note by us or our agent to a non-U.S. holder will qualify for the “portfolio interest exemption” and will not be subject to U.S. federal income tax or withholding tax, provided that such interest income is not effectively connected with a U.S. trade or business of the non-U.S. holder (and, if a tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder within the United States) and provided that the non-U.S. holder:

•	does not actually or by attribution own 10% or more of the combined voting power of all classes of our stock entitled to vote;

•	is not a controlled foreign corporation for U.S. federal income tax purposes that is related to us actually or by attribution through stock ownership;

•	is not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•	either (a) provides a Form W-8BEN (or a suitable substitute form) signed under penalties of perjury that includes the non-U.S. holder’s name and address and certifies as to non-United States status in compliance with applicable law and regulations, or (b) is a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and provides a statement to us or our agent under penalties of perjury in which it certifies that such a Form W-8 (or a suitable substitute form) has been received by it from the non-U.S. holder or qualifying intermediary and furnishes us or our agent with a copy. The Treasury regulations provide special certification rules for notes held by a foreign partnership and other intermediaries.
      If such non-U.S. holder cannot satisfy the requirements described above, payments of interest made to the non-U.S. holder will be subject to the 30% U.S. federal withholding tax unless such holder provides us with a properly executed IRS Form W-8BEN claiming an exemption from (or a reduction of) withholding under the benefit of a treaty.
      If interest on an exchange note is effectively connected with a trade or business by a non-U.S. holder and, if a tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder within the United States, the non-U.S. holder generally will not be subject to withholding if the non-U.S. holder complies with applicable IRS certification requirements (i.e., by delivering a properly executed IRS Form W-8ECI) and generally will be subject to U.S. federal income tax on a net income basis at regular graduated rates in the same manner as if the holder were a U.S. holder. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the additional branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

Sale or Exchange of the Exchange Notes
      A non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition (including a redemption) of an exchange note unless:

•	the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met; or

•	the gain is effectively connected with the conduct of a U.S. trade or business by the non-U.S. holder and, if required by a tax treaty, the gain is attributable to a permanent establishment maintained in the United States by the non-U.S. holder.

Information Reporting and Backup Withholding
      Information Reporting. The payment of interest to a non-U.S. holder is generally not subject to information reporting on IRS Form 1099 if applicable certification requirements (for example, by delivering a properly executed IRS Form W-8BEN) are satisfied. The payment of proceeds from the sale or other disposition of the exchange notes by a broker to a non-U.S. holder is generally not subject to information reporting if:

•	the beneficial owner of the exchange notes certifies the owner’s non-U.S. status under penalties of perjury (i.e., by providing a properly executed IRS Form W-8BEN), or otherwise establishes an exemption; or

•	the sale or other disposition of the exchange notes is effected outside the United States by a foreign office, unless the broker is:

•	a U.S. person;

•	a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States;

•	a controlled foreign corporation for U.S. federal income tax purposes; or

•	a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.
      In addition to the foregoing, we must report annually to the IRS and to each non-U.S. holder on IRS Form 1042-S the entire amount of interest payment on the exchange notes. This information may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or other agreement.
      Backup Withholding. Backup withholding (currently at a rate of 28%) is required only on payments that are subject to the information reporting requirements, discussed above, and only if other requirements are satisfied. Even if the payment of proceeds from the sale or other disposition of exchange notes is subject to the information reporting requirements, the payment of proceeds from a sale or other disposition outside the United States will not be subject to backup withholding unless the payor has actual knowledge that the payee is a U.S. person. Backup withholding does not apply when any other provision of the Code requires withholding. For example, if interest are subject to the withholding tax described above under “Payments of Interest,” backup withholding will not also be imposed. Thus, backup withholding may be required on payments subject to information reporting, but not otherwise subject to withholding.
      Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished timely to the IRS.

U.S. Estate Tax
      Exchange notes held, or treated as held, by an individual who is not a citizen or resident of the Unite States, as specifically defined for U.S. federal estate tax purposes, at the time of death will not be included in the decedent’s gross estate for U.S. federal estate tax purposes, provided that, at the time of death, the non-U.S. holder does not own, actually or by attribution, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and provided that, at the time of death, payments with respect to such exchange notes would not been effectively connected with the conduct of a trade or business within the United States by such non-U.S. holder.
      THE U.S. FEDERAL INCOME AND ESTATE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON YOUR PARTICULAR SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE EXCHANGE OF THE ORIGINAL NOTES FOR THE EXCHANGE NOTES PURSUANT TO THE EXCHANGE OFFER OR THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE EXCHANGE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.
PLAN OF DISTRIBUTION
      The exchange offer is not being made to, nor will we accept surrenders of original notes for exchange from, holders of original notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.
      The distribution of this prospectus and the offer and sale of the exchange notes may be restricted by law in certain jurisdictions. Persons who come into possession of this prospectus or any of the exchange notes must inform themselves about and observe any such restrictions. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the exchange notes or possess or distribute this prospectus and, in connection with any purchase, offer or sale by you of the exchange notes, must obtain any consent, approval or permission required under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchase, offer or sale.
      In reliance on interpretations of the staff of the SEC set forth in no-action letters issued to third parties in similar transactions, we believe that the exchange notes issued in the exchange offer in exchange for the original notes may be offered for resale, resold and otherwise transferred by holders without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of such holders’ business and the holders are not engaged in and do not intend to engage in and have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of exchange notes. This position does not apply to any holder that is:

•	an “affiliate” of Brown Shoe within the meaning of Rule 405 under the Securities Act; or

•	a broker-dealer.
      All broker-dealers receiving exchange notes in the exchange offer are subject to a prospectus delivery requirement with respect to resales of the exchange notes. Each broker-dealer receiving exchange notes for its own account in the exchange offer must represent that the original notes to be exchanged for the exchange notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the exchange notes pursuant to the exchange offer. However, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed that, for a period ending upon the earlier of (i) 180 days after the date of this prospectus or (ii) the date broker-dealers are no longer required to deliver a prospectus in connection with resales, subject to extension under limited circumstances, we will use all commercially reasonable efforts to keep the exchange offer registration statement effective and make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with such resales. To date, the SEC has taken the position that broker-dealers may use a prospectus such as this one to fulfill their prospectus delivery requirements with respect to resales of exchange notes received in an exchange such as the exchange pursuant to the exchange offer, if the original notes for which the exchange notes were received in the exchange were acquired for their own accounts as a result of market-making or other trading activities.
      We will not receive any proceeds from any sale of the exchange notes by broker-dealers. Broker-dealers acquiring exchange notes for their own accounts may sell the notes in one or more transactions in the over-the-counter market, in negotiated transactions, through writing options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of such exchange notes.
      Any broker-dealer that held original notes acquired for its own account as a result of market-making activities or other trading activities, that received exchange notes in the exchange offer, and that participates in a distribution of exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. Any profit on these resales of exchange notes and any commissions or concessions received by a broker-dealer in connection with these resales may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not admit that it is an “underwriter” within the meaning of the Securities Act.
      We have agreed to pay all expenses incident to our participation in the exchange offer, including the reasonable fees and expenses of one counsel for the holders of original notes and the initial purchasers, other than commissions or concessions of any broker-dealers and will indemnify holders of the original notes, including any broker-dealers, against specified types of liabilities, including liabilities under the Securities Act. We note, however, that in the opinion of the SEC, indemnification against liabilities under federal securities laws is against public policy and may be unenforceable.
LEGAL MATTERS
      Bryan Cave LLP will pass upon the validity of the exchange notes offered hereby and the related guarantees.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
      The consolidated balance sheets of Brown Shoe as of January 31, 2004 and January 29, 2005 and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended January 29, 2005, included herein have been audited by Ernst & Young LLP, independent registered public accounting firm as stated in their report (which contains an explanatory paragraph describing the restatement of Brown Shoe’s financial statements for the years ended January 31, 2004 and February 1, 2003 to correct its accounting for leases) appearing herein.
INDEPENDENT AUDITORS
      The consolidated balance sheets of Bennett as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004 included herein have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US
      Our Internet address is www.brownshoe.com. The information contained on our Web site is not incorporated by reference into this prospectus and should not be considered part of this prospectus.
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information, and Brown Shoe files electronically with the SEC, which you can access over the Internet at http://www.sec.gov.
      The following documents which Brown Shoe has filed with the SEC under the Exchange Act are incorporated by reference in this prospectus to the extent they have been filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended January 29, 2005;

•	our definitive Proxy Statement on Schedule 14A filed with the SEC on April 15, 2005; and

•	Current Reports on Form 8-K filed with the SEC on January 6, 2005, January 28, 2005, February 3, 2005, February 28, 2005, March 9, 2005, March 14, 2005, March 17, 2005, April 8, 2005, April 19, 2005 and April 26, 2005.
      All documents filed by us with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering shall also be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Any future filings made by us with the SEC (excluding those filings made under Items 2.02 or 7.01 of Form 8-K or other information “furnished” to the SEC) under Sections 13(a), 13(c), (14) or 15(d) of the Securities Exchange Act of 1934 after the date of this offering memorandum and prior to the termination of the offering of the notes will also be deemed to be incorporated by reference into this offering memorandum and to be part of this offering memorandum from their dates of filing. Other than as expressly stated in this paragraph, none of our reports, proxy statements and other information filed, or that we may file, with the SEC is incorporated by reference herein.
      We will provide, without charge, to each person to whom a copy of this prospectus is delivered, upon request of such person, a copy of any documents incorporated into this prospectus by reference other than exhibits thereto unless such exhibits are specifically incorporated by reference in the document that this prospectus incorporates. Requests for such copies should be directed to us at Investor Relations Department, Brown Shoe Company, Inc., 8300 Maryland Avenue, St. Louis, Missouri 63105, telephone: (314) 854-4000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
CONSOLIDATED FINANCIAL STATEMENTS
The Shareholders and Board of Directors of
Brown Shoe Company, Inc.
      We have audited the accompanying consolidated balance sheets of Brown Shoe Company, Inc. as of January 29, 2005, and January 31, 2004, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended January 29, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brown Shoe Company, Inc. at January 29, 2005, and January 31, 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 29, 2005, in conformity with U.S. generally accepted accounting principles.
      As discussed in Note 2 to the consolidated financial statements, the Company has restated its financial statements for the years ended January 31, 2004, and February 1, 2003, to correct its accounting for leases.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Brown Shoe Company, Inc.’s internal control over financial reporting as of January 29, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 8, 2005, expressed an unqualified opinion on management’s assertion and an adverse opinion on the effectiveness of internal control over financial reporting because of the existence of a material weakness.

St. Louis, Missouri
March 8, 2005,
except for Note 18 as to which the date is March 14, 2005 and Note 20 as to which the date is April 7, 2005

BROWN SHOE COMPANY, INC.
CONSOLIDATED BALANCE SHEETS

		AS RESTATED
		(See Note 2)

	January 29,	January 31,
	2005	2004

	($ thousands, except
	number of shares and
	per share amounts)
Assets
Current Assets
Cash and cash equivalents	$79,448	$55,657
Receivables, net of allowances of $8,231 in 2004 and $5,899 in 2003	97,503	81,930
Inventories, net of adjustment to last-in, first-out cost of $11,463 in 2004 and $12,350 in 2003	421,450	376,210
Deferred income taxes	12,370	2,412
Prepaid expenses and other current assets	12,068	11,250

Total current assets	622,839	527,459

Prepaid pension costs	55,915	53,876
Other assets	31,512	29,816
Deferred income taxes	—	3,874
Property and equipment, net	114,394	103,624
Goodwill and intangible assets, net	21,474	20,405

Total assets	$846,134	$739,054

Liabilities and Shareholders’ Equity
Current Liabilities
Current maturities of long-term debt	$92,000	$19,500
Trade accounts payable	143,982	116,677
Employee compensation and benefits	37,263	40,547
Other accrued expenses	60,833	55,397
Income taxes	7,437	2,960

Total current liabilities	341,515	235,081

Other Liabilities
Long-term debt	50,000	100,000
Deferred rent	34,055	27,625
Deferred income taxes	2,211	—
Other liabilities	27,050	26,268

Total other liabilities	113,316	153,893

Shareholders’ Equity
Preferred stock, $1.00 par value, 1,000,000 shares authorized; no shares outstanding	—	—
Common stock, $3.75 par value, 100,000,000 shares authorized; 18,241,791 and 18,076,589 shares outstanding in 2004 and 2003, respectively	68,406	67,787
Additional paid-in capital	62,639	62,772
Unamortized value of restricted stock	(2,661)	(3,408)
Accumulated other comprehensive loss	(983)	(4,934)
Retained earnings	263,902	227,863

Total shareholders’ equity	391,303	350,080

Total liabilities and shareholders’ equity	$846,134	$739,054

See notes to consolidated financial statements.

BROWN SHOE COMPANY, INC.
CONSOLIDATED STATEMENTS OF EARNINGS

		AS RESTATED
		(See Note 2)

	2004	2003	2002

	($ thousands, except
	per share amounts)
Net sales	$1,941,804	$1,832,108	$1,841,443
Cost of goods sold	1,157,437	1,073,442	1,100,654

Gross profit	784,367	758,666	740,789
Selling and administrative expenses	720,013	682,674	669,133
Provision for environmental litigation costs	586	3,107	—

Operating earnings	63,768	72,885	71,656
Interest expense	(8,410)	(9,781)	(12,236)
Interest income	929	462	402

Earnings before income taxes	56,287	63,566	59,822
Income tax provision	(12,982)	(17,330)	(15,664)

Net earnings	$43,305	$46,236	$44,158

Basic earnings per common share	$2.42	$2.62	$2.54

Diluted earnings per common share	$2.30	$2.48	$2.46

See notes to consolidated financial statements.

BROWN SHOE COMPANY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		AS RESTATED
		(See Note 2)

	2004	2003	2002

	($ thousands)
Operating Activities
Net earnings	$43,305	$46,236	$44,158
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	31,895	30,665	28,092
Amortization	15	15	695
Share-based compensation (income) expense	(2,698)	4,773	2,071
Tax benefit related to share-based plans	1,350	1,543	—
Loss on disposal of facilities and equipment	1,071	1,653	3,394
Impairment charges for facilities and equipment	3,089	3,721	2,538
(Recoveries from) provision for doubtful accounts	(203)	(194)	652
Changes in operating assets and liabilities:
Receivables	(15,370)	750	(14,833)
Inventories	(45,240)	16,374	3,643
Prepaid expenses and other current assets	(818)	(1,569)	4,518
Trade accounts payable and accrued expenses	29,457	(16,242)	22,180
Income taxes	4,477	(2,392)	4,802
Deferred rent	6,430	1,612	2,407
Deferred income taxes	(3,873)	6,534	6,981
Other, net	437	(84)	(962)

Net cash provided by operating activities	53,324	93,395	110,336

Investing Activities
Capital expenditures	(46,227)	(35,108)	(32,226)
Other	153	486	148

Net cash used by investing activities	(46,074)	(34,622)	(32,078)

Financing Activities
Increase (decrease) in current maturities of long term debt, net of reclassifications	22,500	(9,500)	(35,250)
Debt issuance costs	(1,274)	—	(265)
Principal payments of long-term debt	—	(23,500)	(28,550)
Proceeds from stock options exercised	2,581	4,926	2,259
Dividends paid	(7,266)	(7,163)	(7,043)

Net cash provided (used) by financing activities	16,541	(35,237)	(68,849)

Increase in cash and cash equivalents	23,791	23,536	9,409
Cash and cash equivalents at beginning of year	55,657	32,121	22,712

Cash and cash equivalents at end of year	$79,448	$55,657	$32,121

See notes to consolidated financial statements.

BROWN SHOE COMPANY, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Accumulated
				Unamortized	Other
	Common Stock		Additional	Value of	Comprehensive		Total
			Paid-In	Restricted	Income	Retained	Shareholders’
	Shares	Dollars	Capital	Stock	(Loss)	Earnings	Equity

	($ thousands, except number of shares and per share amounts)
BALANCE FEBRUARY 2, 2002 AS RESTATED (SEE NOTE 2)	17,483,585	$65,564	$47,948	$(1,909)	$(9,975)	$151,651	$253,279

Net earnings (As Restated, See Note 2)						44,158	44,158
Currency translation adjustment					1,607		1,607
Unrealized losses on derivative instruments, net of tax benefit of $1,485					(2,779)		(2,779)

Comprehensive income (As Restated, See Note 2)							42,986
Dividends ($0.40 per share)						(7,043)	(7,043)
Stock issued under employee benefit and restricted stock plans	199,097	747	2,276	(764)			2,259
Share-based compensation expense				712		24	736

BALANCE FEBRUARY 1, 2003 AS RESTATED (SEE NOTE 2)	17,682,682	$66,311	$50,224	$(1,961)	$(11,147)	$188,790	$292,217

Net earnings (As Restated, See Note 2)						46,236	46,236
Currency translation adjustment					5,553		5,553
Unrealized gains on derivative instruments, net of tax provision of $301					660		660

Comprehensive income (As Restated, See Note 2)							52,449
Dividends ($0.40 per share)						(7,163)	(7,163)
Stock issued under employee benefit and restricted stock plans	393,907	1,476	5,715	(2,265)			4,926
Tax benefit related to share-based plans			1,543				1,543
Share-based compensation expense			5,290	818			6,108

BALANCE JANUARY 31, 2004 AS RESTATED (SEE NOTE 2)	18,076,589	$67,787	$62,772	$(3,408)	$(4,934)	$227,863	$350,080

Net earnings						43,305	43,305
Currency translation adjustment					2,684		2,684
Unrealized gains on derivative instruments, net of tax provision of $787					1,738		1,738
Minimum pension liability, net of tax benefit of $278					(471)		(471)

Comprehensive income							47,256
Dividends ($0.40 per share)						(7,266)	(7,266)
Stock issued under employee benefit and restricted stock plans	165,202	619	2,096	(134)			2,581
Tax benefit related to share-based plans			1,350				1,350
Share-based compensation (income) expense			(3,579)	881			(2,698)

BALANCE JANUARY 29, 2005	18,241,791	$68,406	$62,639	$(2,661)	$(983)	$263,902	$391,303

See notes to consolidated financial statements.

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.     Summary of Significant Accounting Policies
Organization
      Brown Shoe Company, Inc. (the “Company”), founded in 1878, is a footwear retailer and wholesaler. The Company’s shares trade under the “BWS” symbol on the New York and Chicago Stock Exchanges.
      The Company provides a broad offering of branded, licensed and private-label casual, athletic and dress footwear products to women, children and men. Footwear is sold at a variety of price points through multiple distribution channels both domestically and internationally. The Company currently operates 1,294 retail shoe stores in the United States and Canada primarily under the Famous Footwear and Naturalizer names. In addition, through its Wholesale Operations division, the Company designs, sources and markets footwear to retail stores domestically and internationally, including department stores, mass merchandisers and specialty shoe stores. In 2004, approximately 68% of the Company’s sales were at retail, compared to 69% in 2003 and 2002. See Note 8 for additional information regarding the Company’s business segments.
Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries, after the elimination of intercompany accounts and transactions.
Accounting Period
      The Company’s fiscal year is the 52- or 53-week period ending the Saturday nearest to January 31. Fiscal years 2004, 2003 and 2002 ended on January 29, 2005, January 31, 2004, and February 1, 2003, respectively. Fiscal years 2004, 2003 and 2002 each included 52 weeks.
Reclassifications
      Certain prior period amounts have been reclassified to conform to current period presentation. These reclassifications did not affect net earnings. See Note 2 for details regarding the restatement of the Company’s consolidated financial statements.
Use of Estimates
      The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Cash and Cash Equivalents
      The Company considers all short-term investments with maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.
Receivables
      The Company evaluates the collectibility of selected accounts receivable on a case-by-case basis and makes adjustments to the bad debt reserve for expected losses. The Company considers factors such as ability to pay, bankruptcy, credit ratings and payment history. For all other accounts, the Company estimates reserves for bad debts based on experience and past due status of the accounts. If circumstances related to customers change, estimates of recoverability would be further adjusted. During 2004, 2003 and 2002, the Company recognized (recoveries from) provision for doubtful accounts of $(0.2) million, $(0.2) million and $0.7 million, respectively.

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Inventories
      All inventories are valued at the lower of cost or market, with 94% of consolidated inventories using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method had been used, inventories would have been $11.5 million and $12.4 million higher at January 29, 2005, and January 31, 2004, respectively. Substantially all inventory is finished goods.
      The cost of inventory, inbound freight and duties, markdowns, shrinkage and royalty expense is reflected in cost of goods sold. Costs of warehousing and distribution are reflected in selling and administrative expense and are expensed as incurred. Such warehousing and distribution costs totaled $54.3 million, $50.0 million and $51.1 million in 2004, 2003 and 2002, respectively. Costs of overseas sourcing offices and other inventory procurement costs are reflected in selling and administrative expense and are expensed as incurred. Such sourcing and procurement costs totaled $21.1 million, $17.6 million and $17.7 million in 2004, 2003 and 2002, respectively.
      Markdowns are recorded to reflect expected adjustments to sales prices. In determining markdowns, management considers current and recently recorded sales prices, the length of time the product is held in inventory and quantities of various product styles contained in inventory, among other factors. The ultimate amount realized from the sale of certain products could differ from management estimates.
Computer Software Costs
      The Company capitalizes in Other Assets certain costs, including internal payroll costs, incurred in connection with the development or acquisition of software for internal use.
Property and Equipment
      Property and equipment are stated at cost. Depreciation and amortization of property and equipment are provided over the estimated useful lives of the assets or the remaining lease terms, where applicable, using the straight-line method.
Goodwill and Intangible Assets
      Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment tests, using a discounted cash flow approach. The Company performs impairment tests during the fourth quarter of each fiscal year, unless events indicate an interim test is required. Other intangible assets are amortized over their useful lives.
      As of January 29, 2005, goodwill of $20.3 million (net of $11.5 million accumulated amortization) and intangible assets of $1.2 million (net of $1.1 million accumulated amortization) were attributable to the Company’s operating segments as follows: $3.5 million for Famous Footwear, $10.2 million for Wholesale operations, $5.7 million for Specialty Retailing and $2.1 million for the Other segment. Intangible assets of $0.7 million related to the Company’s minimum pension liability adjustment and other intangible assets of $0.4 million are not subject to amortization.
      As a result of its annual impairment testing, the Company did not record any impairment charges during 2004 or 2003 related to goodwill or intangible assets. During 2002, the Company recorded an impairment charge of $0.7 million related to an intangible asset of the Company’s e-commerce business, which is part of the Company’s Other business segment. This impairment charge was reflected as a component of selling and administrative expenses.

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Revenue Recognition
      Retail sales are net of returns and exclude sales tax. Wholesale sales and sales through the Company’s Web sites are recorded, net of returns, allowances and discounts, when the merchandise has been shipped and title and risk of loss have passed to the customer. Retail items sold through the Company’s Web sites are made pursuant to a sales agreement that provides for transfer of both title and risk of loss upon our delivery to the carrier. Reserves for projected merchandise returns, discounts and allowances are carried based on experience. Revenue is recognized on license fees related to Company-owned brand names, where the Company is licensor, when the related sales of the licensee are made.
Store Closing and Impairment Charges
      The costs of closing stores, including lease termination costs, property and equipment write-offs and severance, as applicable, are recorded when the store is closed or when a binding agreement is reached with the landlord to close the store.
      Asset impairment tests are performed at least annually, on a store-by-store basis. After allowing for an appropriate start-up period, unusual nonrecurring events or favorable trends, property and equipment at stores indicated as impaired are written down to fair value using a discounted cash flow technique. The Company recorded asset impairment charges related to underperforming retail stores of $3.1 million during 2004, of which $1.6 million relates to the Specialty Retail segment and $1.5 million relates to our Famous Footwear segment. During 2003, the Company recorded asset impairment charges of $3.7 million, of which $2.5 million relates to our Famous Footwear segment and $1.2 million relates to the Specialty Retail segment. During 2002, the Company recorded asset impairment charges of $2.5 million, of which $2.3 million relates to our Famous Footwear segment and $0.2 million relates to the Specialty Retail segment. Impairment charges are recorded within selling and administrative expenses on the consolidated statements of earnings.
Advertising and Marketing Expense
      All advertising and marketing costs are expensed at the time the event occurs or the promotion first appears in media or in the store, except for direct response advertising that relates primarily to the production and distribution of the Company’s catalogs. Direct response advertising costs are amortized over the expected future revenue stream, which is two months from the date catalogs are mailed.
      In addition, the Company participates in co-op advertising programs with certain of its wholesale customers. For those co-op advertising programs where the Company has validated the fair value of the advertising received, co-op advertising costs are reflected as advertising expense. Otherwise, co-op advertising costs are reflected as a reduction of net sales.
      Total advertising and marketing expense was $54.2 million, $52.9 million and $55.0 million in 2004, 2003 and 2002, respectively. In 2004, 2003 and 2002, these costs include co-op advertising costs provided to wholesale customers of $0, $3.7 million and $6.4 million and are offset by co-op advertising allowances recovered by the Company’s retail divisions of $5.3 million, $5.4 million and $4.5 million, respectively. Total co-op advertising costs reflected as a reduction of net sales were $8.0 million, $4.6 million and $0 for 2004, 2003 and 2002, respectively. Total advertising costs attributable to future periods that are deferred and recognized as a component of prepaid expenses and other current assets were $0.7 million and $1.6 million at January 29, 2005, and January 31, 2004, respectively.
Income Taxes
      Provision is made for the tax effects of timing differences between financial and tax reporting. These differences relate principally to employee benefit plans, accrued expenses, foreign tax credit carryforwards, bad debt reserves, inventory and depreciation.

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Operating Leases
      The Company leases its store premises under operating leases. Many leases entered into by the Company include options under which the Company may extend the lease term beyond the initial commitment period, subject to terms agreed to at lease inception. Some leases also include early termination options which can be exercised under specific conditions.
Contingent Rentals
      Many of the leases covering retail stores require contingent rentals in addition to the minimum monthly rental charge, based on retail sales volume. The Company records expense for contingent rentals during the period in which the retail sales volume exceeds the respective targets.
Construction Allowances Received From Landlords
      At the time our retail facilities are initially leased, the Company often receives consideration from landlords, to be applied against the cost of leasehold improvements necessary to open the store. The Company treats these construction allowances as a lease incentive, as defined by FASB Technical Bulletin 88-1. The allowances are recorded as a deferred rent obligation upon receipt and amortized to income over the lease term as a reduction of rent expense. The allowances are reflected as a component of other accrued expenses and deferred rent on the consolidated balance sheets.
Straight-Line Rents and Rent Holidays
      The Company records rent expense on a straight-line basis over the lease term for all of its leased facilities, in accordance with SFAS No. 13. For leases that have predetermined fixed escalations of the minimum rentals, the Company recognizes the related rental expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the lease as deferred rent. At the time our retail facilities are leased, the Company is frequently not charged rent for a specified period of time, typically 60 days, while the store is being prepared for opening. This rent-free period is referred to as a “rent holiday.” In accordance with FASB Technical Bulletin 85-3, the Company recognizes rent expense over the lease term, including any rent holiday.
Earnings per Share
      Basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per common share is computed using the weighted average number of common shares and potential dilutive securities outstanding during the period. Potential dilutive securities consist of outstanding stock options and unvested restricted stock awards.
Comprehensive Income
      Comprehensive income includes the effect of foreign currency translation adjustments, unrealized gains and losses on derivative instruments and minimum pension liability adjustments.
Share-Based Compensation
      As of January 29, 2005, the Company had four share-based compensation plans, which are described more fully in Note 16. Through 2004, the Company has accounted for those plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. See “Impact of Prospective Accounting Pronouncements” below for discussion of changes in share-based compensation for 2005. Compensation income or expense is recognized in net earnings for stock performance plans, restricted stock grants and stock appreciation units.

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
No compensation cost has been reflected in net earnings for stock options, as all option grants had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock options outstanding:

	2004	2003	2002

	($ thousands, except per
	share amounts)
Net earnings, as reported	$43,305	$46,236	$44,158
Add: Total share-based compensation (income) expense included in reported net earnings, net of related tax effect	(1,700)	3,102	1,346
Deduct: Total share-based compensation expense determined under the fair value-based method for all awards, net of related tax effect	(1,467)	(5,387)	(3,323)

Pro forma net earnings	$40,138	$43,951	$42,181

Earnings per share:
Basic — as reported	$2.42	$2.62	$2.54
Basic — pro forma	2.24	2.49	2.43
Diluted — as reported	2.30	2.48	2.46
Diluted — pro forma	2.13	2.36	2.35

Impact of Prospective Accounting Pronouncements
      During December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The Company has historically provided pro forma disclosures of stock option expense in the notes to the Company’s financial statements as previously allowed by SFAS No. 123, rather than recognizing the impact of such expense in the financial statements. The Company expects to adopt the provisions of SFAS No. 123(R), utilizing the modified-prospective transition method, effective at the beginning of fiscal year 2005. This change is expected to result in a reduction of net income of approximately $3.8 million, or $0.20 per diluted share, during 2005, including stock awards that are expected to be granted during 2005. Furthermore, the Company has historically utilized the Black-Scholes formula in determining the fair value of its stock options and the related pro forma expense disclosures. Upon adoption of SFAS No. 123(R) in the first quarter of 2005, the Company will utilize a binomial valuation model, as it believes that the binomial valuation model will result in a more accurate estimate of fair value. Under the modified-prospective transition method, the expense associated with awards that were granted but not vested upon adoption of SFAS No. 123(R) is based upon the same estimate of the fair value at grant date as previously used under SFAS No. 123 (i.e., utilizing the Black-Scholes methodology). New grants will be valued under a binomial valuation model. The Company does not anticipate the recognition of any cumulative effect of a change in accounting principle and prior periods will not be restated.
2.     Restatement of Consolidated Financial Statements
      On February 28, 2005, the Company announced that it would restate its consolidated financial statements for 2003 and 2002 to correct its method of accounting for certain lease issues.

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Construction Allowances
      Consistent with many other companies having retail operations, the Company historically accounted for construction allowances received from landlords as a reduction of property and equipment and amortized the allowances over the useful lives of the assets to which they were assigned. The Company determined that, in some cases, the lives assigned to amortize the construction allowances were shorter than the lease term, thereby understating rent expense. In its restated consolidated financial statements, the Company has treated these construction allowances as a lease incentive, as defined by FASB Technical Bulletin 88-1. The allowances are recorded as a deferred rent obligation upon receipt, rather than a reduction of property and equipment, and amortized to income over the lease term as a reduction of rent expense.
Rent Holidays
      The Company also determined that its calculation of straight-line rent expense should be modified. The Company had previously recognized straight-line rent expense for leases beginning on the commencement date of the lease, which had the effect of excluding the store build-out periods from the calculation of the period over which it expensed rent. In its restated consolidated financial statements, the Company has recognized straight-line rent expense over the lease term, including any rent-free build-out periods.
      The adjustment to net earnings in each period is a noncash item. The cumulative adjustment to retained earnings for construction allowances and rent holidays was $5.0 million as of January 31, 2004, and $3.4 million as of February 2, 2002. All data reflected in our consolidated financial statements, including the related notes, have been restated to correct our treatment of these lease accounting issues. A summary of the significant effects of the restatement for these lease accounting issues is as follows:

	As of January 31, 2004

	As
	Previously	As
	Reported	Restated

	($ thousands)
Consolidated Balance Sheets
Assets
Deferred income taxes	$4,638	$2,412
Total current assets	529,685	527,459
Deferred income taxes	—	3,874
Property and equipment, net	85,548	103,624
Total assets	719,330	739,054
Liabilities and Shareholders’ Equity
Other accrued expenses	49,876	55,397
Total current liabilities	229,560	235,081
Deferred rent	6,744	27,625
Deferred income taxes	1,645	—
Other liabilities	26,253	26,268
Total other liabilities	134,642	153,893
Retained earnings	232,911	227,863
Total shareholders’ equity	355,128	350,080
Total liabilities and shareholders’ equity	719,330	739,054

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended		For the Year Ended
	January 31, 2004		February 1, 2003

	As		As
	Previously	As	Previously	As
	Reported	Restated	Reported	Restated

	($ thousands, except per share amounts)
Consolidated Statements of Earnings
Selling and administrative expenses	$681,585	$682,674	$667,456	$669,133
Operating earnings	73,974	72,885	73,333	71,656
Earnings before income taxes	64,655	63,566	61,499	59,822
Income tax provision	(17,761)	(17,330)	(16,327)	(15,664)
Net earnings	46,894	46,236	45,172	44,158
Earnings per common share:
Basic	2.65	2.62	2.60	2.54
Diluted	2.52	2.48	2.52	2.46

	For the Year Ended		For the Year Ended
	January 31, 2004		February 1, 2003

	As		As
	Previously	As	Previously	As
	Reported	Restated	Reported	Restated

	($ thousands)
Consolidated Statements of Cash Flows
Operating Activities
Net earnings	$46,894	$46,236	$45,172	$44,158
Depreciation	25,457	30,665	23,484	28,092
Impairment charges for facilities and equipment	2,693	3,721	1,687	2,538
Changes in operating assets and liabilities:
Trade accounts payable and accrued expenses	(16,119)	(16,242)	21,097	22,180
Deferred rent	992	1,612	697	2,407
Deferred taxes	6,965	6,534	7,644	6,981
Other, net	(81)	(84)	(964)	(962)
Net cash provided by operating activities	87,754	93,395	103,759	110,336
Investing Activities
Capital expenditures	(29,467)	(35,108)	(25,648)	(32,226)
Net cash provided by investing activities	(28,981)	(34,622)	(25,500)	(32,078)
      In order to improve the comparability of the information presented in the above tables, certain reclassifications were reflected in the columns labeled “As Previously Reported” in both the consolidated balance sheets and the consolidated statements of cash flows. These reclassifications were made to identify balances that were not previously presented as separate line items on our consolidated balance sheets and statements of cash flows and to conform to the current period classification and presentation. Such reclassifications had no impact on the consolidated statements of earnings.

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
3.     Earnings per Share
      The following table sets forth the computation of basic and diluted earnings per share:

	2004	2003	2002

	($ thousands, except per
	share amounts)
NUMERATOR
Net earnings	$43,305	$46,236	$44,158

DENOMINATOR (thousand shares)
Denominator for basic earnings per common share	17,917	17,677	17,367
Dilutive effect of unvested restricted stock and stock options	891	939	572

Denominator for diluted earnings per common share	18,808	18,616	17,939

Basic earnings per common share	$2.42	$2.62	$2.54

Diluted earnings per common share	$2.30	$2.48	$2.46

      Options to purchase 308,633, 34,982 and 311,325 shares of common stock in 2004, 2003 and 2002, respectively, were not included in the denominator for diluted earnings per common share because their effect would be antidilutive.
4.     Comprehensive Income
      Comprehensive income includes changes in shareholders’ equity related to foreign currency translation adjustments, unrealized gains and losses from derivatives used for hedging activities and minimum pension liability adjustments.
      The following table sets forth the reconciliation from net earnings to comprehensive income for the periods ended January 29, 2005, and January 31, 2004.

	2004	2003	2002

	($ thousands)
Net earnings	$43,305	$46,236	$44,158
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	2,684	5,553	1,607
Minimum pension liability adjustment	(471)	—	—
Unrealized losses on derivative instruments	(154)	(1,199)	(4,278)
Net loss from derivatives reclassified into earnings	1,892	1,859	1,499

	3,951	6,213	(1,172)

Comprehensive Income	$47,256	$52,449	$42,986

      The accumulated other comprehensive loss for the Company is comprised of cumulative foreign currency gains (losses) of $0.6 million, $(2.1) million and $(7.6) million in 2004, 2003 and 2002, respectively, unrealized losses on derivative financial instruments used for hedging activities, net of related tax effect, of $1.1 million, $2.8 million and $3.5 million in 2004, 2003 and 2002, respectively, and a minimum pension liability adjustment, net of related tax effect, of $0.5 million in 2004.
      See additional information related to derivative instruments in Note 12.

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
5.     Restructuring Charges
Closure of Canadian Manufacturing Facility
      In the fourth quarter of 2003, the Company announced the closing of its last Canadian footwear manufacturing factory located in Perth, Ontario, and recorded a pretax charge of $4.5 million, the components of which are as follows:

•	Severance and benefit costs for approximately 300 factory employees — $2.3 million

•	Inventory markdowns to liquidate factory inventory — $1.6 million

•	Cost to buy out leases prior to their normal expiration date — $0.6 million
      Of the $4.5 million charge, $1.6 million was reflected in cost of goods sold, and $2.9 million was reflected in selling and administrative expenses. A tax benefit of $1.8 million was associated with this charge.
      The following is a summary of the activity in the reserve, by category of costs:

	Employee	Inventory	Lease
	Severance	Markdowns	Buyouts	Total

	($ millions)
Original charge and reserve balance	$2.3	$1.6	$0.6	$4.5
Adjustments	(0.3)	0.4	(0.1)	—
Expenditures in 2004	(2.0)	(2.0)	(0.4)	(4.4)

Reserve balance October 30, 2004	$—	$—	$0.1	$0.1

      In March 2004, the manufacturing facility was closed. The Company anticipates that the remaining lease buyout costs will be completed during 2005.
6.     Retirement and Other Benefit Plans
      The Company sponsors pension plans in both the United States and Canada. The Company’s domestic pension plans cover substantially all United States employees. Under the domestic plans, salaried, management and certain hourly employees’ pension benefits are based on the employee’s highest consecutive five years of compensation during the ten years before retirement; hourly employees’ and union members’ benefits are based on stated amounts for each year of service. The Company’s Canadian pension plans cover certain employees based on plan specifications. Under the Canadian plans, employees’ pension benefits are based on the employee’s highest consecutive five years of compensation during the ten years before retirement. The Company’s funding policy for all plans is to make the minimum annual contributions required by applicable regulations. The Company uses a measurement date of December 31 for its pension and postretirement plans.
      The Company also maintains an unfunded Supplemental Executive Retirement Plan (SERP). As of January 29, 2005, the projected benefit obligation of this plan was $13.9 million, and the accumulated benefit obligation was $9.7 million. The Company has recognized a minimum pension liability adjustment during 2004 of $0.7 million ($0.5 million on an after-tax basis) as a component of accumulated other comprehensive income.
      In addition to providing pension benefits, the Company sponsors unfunded defined benefit postretirement health and life insurance plans that cover both salaried and hourly employees who had become eligible for benefits by January 1, 1995. The postretirement health care plans are offered on a shared-cost basis only to employees electing early retirement. This coverage ceases when the employee reaches age 65 and becomes eligible for Medicare. The retirees’ contributions are adjusted annually, and the Company intends to continue

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
to increase retiree contributions in the future. The life insurance plans provide coverage ranging from $1,000 to $38,000 for qualifying retired employees.
Benefit Obligations
      The following table sets forth changes in benefit obligations, including all domestic and Canadian plans:

			Other
			Postretirement
	Pension Benefits		Benefits

	2004	2003	2004	2003

	($ thousands)
Benefit obligation at beginning of year	$139,095	$126,353	$4,801	$4,732
Service cost	6,176	5,269	—	—
Interest cost	8,699	7,999	261	272
Plan participants’ contribution	26	35	94	175
Plan amendments	46	120	—	—
Actuarial loss (gain)	10,246	6,854	(71)	10
Benefits paid	(7,600)	(8,256)	(419)	(388)
Special termination benefits	56	—	—	—
Curtailment gain	(96)	—	—	—
Foreign exchange rate changes	398	721	—	—

Benefit obligation at end of year	$157,046	$139,095	$4,666	$4,801

      The accumulated benefit obligation for the United States pension plans was $137.6 million and $119.6 million as of January 29, 2005, and January 31, 2004, respectively. The accumulated benefit obligation for the Canadian pension plans was $5.6 million and $4.9 million as of January 29, 2005, and January 31, 2004, respectively.

			Other
	Pension		Postretirement
	Benefits		Benefits
Weighted Average Assumptions
Used to Determine Benefit Obligations, End of Year	2004	2003	2004	2003

Discount rate	5.75%	6.00%	5.75%	6.00%
Rate of compensation increase	4.00%	4.25%	N/A	N/A
      Assumed health care cost trend rates have a minor effect on the benefit obligations reported for health care plans. A 1-percentage-point change in the assumed health care cost trend rates would have the following effect:

	1-Percentage-	1-Percentage-
	Point Increase	Point Decrease

	($ thousands)
Effect on postretirement benefit obligation	$11	$(10)

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Plan Assets
      The following table sets forth changes in the fair value of plan assets, including all domestic and Canadian plans:

			Other
			Postretirement
	Pension Benefits		Benefits

	2004	2003	2004	2003

	($ thousands)
Fair value of plan assets at beginning of year	$191,551	$163,238	$—	$—
Actual return on plan assets	25,901	35,695	—	—
Employer contributions	31	31	325	213
Plan participants’ contributions	26	35	94	175
Benefits paid	(7,600)	(8,256)	(419)	(388)
Foreign exchange rate changes	439	808	—	—

Fair value of plan assets at end of year	$210,348	$191,551	$—	$—

      Employer contributions and benefits paid in the above table include both those amounts contributed directly to and paid directly from plan assets and those amounts paid directly to plan participants.
      The asset allocation for the Brown Shoe Company, Inc. Retirement Plan at the end of 2004 and 2003 and the target allocation for 2005, by asset category, are as follows:

	Target	Percentage of
	Allocation	Plan Assets
	for 2005	at Year-End

		2004	2003

Asset Category
Domestic equities	65%	64%	67%
Debt securities	30%	31%	29%
Foreign equities	5%	5%	4%

Total	100%	100%	100%

      Domestic equities do not include any Company stock at January 29, 2005, or January 31, 2004. Plan assets are valued at fair value based on quoted market values.
      Pension assets are managed in accordance with the “prudent investor” standards of ERISA. The plan’s investment objective is to earn a competitive total return on assets, while also ensuring plan assets are adequately managed to provide for future pension obligations. This results in the protection of plan surplus and is accomplished by matching the duration of the projected benefit obligation using leveraged fixed income instruments and, while maintaining a 70% overall (U.S. and international) equity commitment, managing an equity overlay strategy. The overlay strategy is intended to protect the managed equity portfolios against adverse stock market environments. The Company delegates investment management to specialists in each asset class and regularly monitors manager performance and compliance with investment guidelines.
      Assets of the Canadian pension plans, which total approximately $6.8 million at January 29, 2005, were invested 58% in equity funds, 39% in bond funds and 3% in money market funds. The Canadian pension plans did not include any Company stock as of January 29, 2005, or January 31, 2004.

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Funded Status
      The following table reconciles the funded status of all plans, including domestic and Canadian plans:

			Other
			Postretirement
	Pension Benefits		Benefits

	2004	2003	2004	2003

	($ thousands)
Over (under) funded status at end of year	$53,302	$52,456	$(4,666)	$(4,801)
Unrecognized net actuarial (gain) loss	(5,770)	(4,928)	(55)	(136)
Unrecognized prior service cost	1,306	1,574	—	(1)
Unrecognized net transition obligation (asset)	(1,101)	(1,203)	—	—

Net amount recognized at end of year	$47,737	$47,899	$(4,721)	$(4,938)

      Amounts recognized in the consolidated balance sheets consist of:

			Other
			Postretirement
	Pension Benefits		Benefits

	2004	2003	2004	2003

	($ thousands)
Prepaid benefit cost	$55,915	$53,876	$—	$—
Accrued benefit cost	(9,650)	(5,977)	(4,721)	(4,938)
Intangible asset	723	—	—	—
Accumulated other comprehensive income	749	—	—	—

Net amount recognized at end of year	$47,737	$47,899	$(4,721)	$(4,938)

      The projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets and for pension plans with an accumulated benefit obligation in excess of plan assets, which includes only the Company’s SERP, were as follows:

			Accumulated
	Projected Benefit		Benefit
	Obligation		Obligation
	Exceeds the		Exceeds the
	Fair Value of		Fair Value of
	Plan Assets		Plan Assets

	2004	2003	2004	2003

	($ thousands)
End of Year
Projected benefit obligation	$13,920	$10,621	$13,920	$10,621
Accumulated benefit obligation	9,650	5,587	9,650	5,587
Fair value of plan assets	—	—	—	—
      The accumulated postretirement benefit obligation exceeds assets for all of the Company’s other postretirement benefit plans.

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Net Periodic Benefit Cost
      Net periodic benefit cost (income) for 2004, 2003 and 2002 for all domestic and Canadian plans included the following components:

				Other Postretirement
	Pension Benefits			Benefits

	2004	2003	2002	2004	2003	2002

	($ thousands)
Service cost	$6,176	$5,269	$4,675	$—	$—	$—
Interest cost	8,699	7,999	7,694	261	272	299
Expected return on assets	(15,315)	(14,810)	(13,575)	—	—	—
Amortization of:
Actuarial (gain) loss	538	380	172	(141)	(194)	(319)
Prior service cost	314	313	235	—	(105)	(209)
Net transition asset	(177)	(166)	(147)	—	—	—
Settlement cost	—	—	—	—	—	—

Total net periodic benefit cost (income)	$235	$(1,015)	$(946)	$120	$(27)	$(229)

				Other Postretirement
	Pension Benefits			Benefits
Weighted Average Assumptions Used to
Determine Net Cost	2004	2003	2002	2004	2003	2002

Discount rate	6.00%	6.25%	6.75%	6.00%	6.25%	6.75%
Rate of compensation increase	4.00%	4.25%	4.50%	N/A	N/A	N/A
Expected return on plan assets	9.00%	9.00%	9.00%	N/A	N/A	N/A
Health care cost trend on covered charges	N/A	N/A	N/A	8.00%	8.00%	8.00%
      The prior service cost is amortized on a straight-line basis over the average future service of active plan participants benefiting under the plan at the time of each plan amendment. The net actuarial loss (gain) subject to amortization is amortized on a straight-line basis over the average future service of active plan participants as of the measurement date. The net transition asset is amortized over the estimated service life.
      The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the plan’s investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing experience and future expectations of the returns. The overall expected rate of return for the portfolio was developed based on the target allocation for each asset class.
      Assumed health care cost trend rates have a negligible effect on the cost reported for health care plans.

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Expected Cash Flows
      Information about expected cash flows for all pension and postretirement benefit plans follows:

	Pension Benefits			Other
				Postretirement
	Funded Plans	SERP	Total	Benefits

	($ thousands)
Employer Contributions
2005 expected contributions to plan trusts	$60	$—	$60	$—
2005 expected contributions to plan participants	—	300	300	500
Expected Benefit Payments
2005	$7,547	$300	$7,847	$500
2006	7,179	100	7,279	500
2007	7,380	100	7,480	500
2008	7,582	2,900	10,482	500
2009	7,885	800	8,685	400
2010 - 2014	44,294	16,300	60,594	1,800
Defined Contribution Plans
      The Company’s domestic defined contribution 401(k) plan covers salaried and certain hourly employees. Company contributions represent a partial matching of employee contributions generally up to a maximum of 3.5% of the employee’s salary. The Company’s expense for this plan was $2.8 million, $3.0 million and $2.4 million in 2004, 2003 and 2002, respectively.
      The Company’s Canadian defined contribution plan covers certain salaried and hourly employees. The Company makes contributions for all eligible employees, ranging from 3% to 8% of the employee’s salary. In addition, eligible employees may voluntarily contribute to the plan. The Company’s expense for this plan was $0.2 million, $0.2 million and $0.1 million in 2004, 2003 and 2002, respectively.
7.     Income Taxes
      The components of earnings before income taxes consisted of domestic earnings before income taxes of $31.9 million, $43.6 million and $29.6 million in 2004, 2003 and 2002, respectively, and foreign earnings before income taxes of $24.4 million, $20.0 million and $30.2 million in 2004, 2003 and 2002, respectively.
      The components of income tax provision (benefit) on earnings were as follows:

	2004	2003	2002

	($ thousands)
FEDERAL
Current	$14,706	$11,749	$6,669
Deferred	(3,846)	6,319	4,948

	10,860	18,068	11,617
STATE	347	761	2,456
FOREIGN	1,775	(1,499)	1,591

Total income tax provision	$12,982	$17,330	$15,664

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company made federal, state and foreign tax payments, net of refunds, of $10.4 million, $12.9 million and $1.8 million in 2004, 2003 and 2002, respectively.
      The differences between the tax expense reflected in the financial statements and the amounts calculated at the federal statutory income tax rate of 35% were as follows:

	2004	2003	2002

	($ thousands)
Income taxes at statutory rate	$19,700	$22,248	$20,938
State income taxes, net of federal tax benefit	226	495	1,596
Foreign earnings taxed at lower rates	(5,423)	(5,616)	(7,874)
Operating loss of majority-owned subsidiary with no tax benefit	—	66	396
Other	(1,521)	137	608

Total income tax provision (benefit)	$12,982	$17,330	$15,664

      The Other category of income tax provision includes $1.0 million of tax benefit recorded in 2004, related to the elimination of the Company’s valuation allowance associated with its foreign tax credit carryforwards. On October 22, 2004, the American Jobs Creation Act of 2004 (the “Jobs Creation Act”) was signed into law. The Jobs Creation Act extends the time in which foreign tax credit carryforwards can be utilized for federal income tax purposes from a five-year period to a ten-year period. As a result of this change, the Company expects to fully utilize its foreign tax credit carryforwards. Significant components of the Company’s deferred income tax assets and liabilities were as follows:

	January 29, 2005	January 31, 2004

	($ thousands)
Deferred Tax Assets
Employee benefits, compensation and insurance	$8,021	$8,412
Accrued expenses	7,031	4,727
Foreign tax credit carryforwards	6,696	6,173
Postretirement and postemployment benefit plans	2,385	2,620
Deferred rent	3,664	4,444
Allowance for doubtful accounts	1,664	2,525
Depreciation	1,150	3,585
Net operating loss (NOL) carryforward	4,065	2,507
Unrealized loss on derivative activities	606	1,393
Inventory capitalization and inventory reserves	2,212	999
Other	4,414	3,278

Total deferred tax assets, before valuation allowance	41,908	40,663

Valuation allowance for NOL carryforward	(2,378)	(2,507)

Total deferred tax assets, net of valuation allowance	39,530	38,156

Deferred Tax Liabilities
Retirement plans	(16,223)	(16,544)
LIFO inventory valuation	(11,757)	(14,051)
Other	(1,391)	(1,275)

Total deferred tax liabilities	(29,371)	(31,870)

Net deferred tax asset	$10,159	$6,286

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      At the end of 2004, the Company had foreign tax credit carryforwards of $6.7 million, which expire in fiscal 2011. No valuation allowance is deemed necessary for the foreign tax credit carryforward, as management believes it is more likely than not the foreign tax credit will be fully realized. At the end of 2004, the Company had a net operating loss carryforward with a tax value of $2.4 million, related to a majority-owned subsidiary, which expires in fiscal 2019. A valuation allowance of $2.4 million has been established to fully reserve this deferred tax asset. At the end of 2004, the Company had a net operating loss carryforward with a tax value of $1.7 million, related to its Canadian operations, which expires in fiscal 2010. No valuation allowance is deemed necessary for this net operating loss carryforward, as management believes it is more likely than not the net operating loss carryforward will be fully realized.
      As of January 29, 2005, no deferred taxes have been provided on the accumulated unremitted earnings of the Company’s foreign subsidiaries that are not subject to United States income tax. At January 29, 2005, the Company had $79.4 million of cash and cash equivalents, which represents cash and cash equivalents of our Canadian and other foreign subsidiaries. Our intention is to maintain this cash within our foreign operations indefinitely or to repatriate it only when it is tax-effective to do so. On October 22, 2004, the Jobs Creation Act was signed into law. The Jobs Creation Act provides for a special tax reduction for certain foreign earnings that are repatriated to the United States if certain conditions are met. Based on initial estimates, the Company may be able to repatriate approximately $70 million to $80 million, which would generate tax expense of approximately $10 million. However, the ultimate amount of tax expense could vary. We are evaluating the terms of the Jobs Creation Act, but, as of January 29, 2005, have made no decisions regarding repatriation and, accordingly, have not provided deferred taxes on unremitted foreign earnings. The Company will make its decision regarding repatriation during 2005. If these amounts were not considered indefinitely reinvested, additional deferred taxes of approximately $32.6 million would have been provided.
8.     Business Segment Information
      The Company’s reportable segments include Famous Footwear, Wholesale operations, Specialty Retail and Other.
      Famous Footwear, which represents the Company’s largest division, operated 919 stores at the end of 2004, primarily selling branded footwear for the entire family.
      Wholesale Operations source and market branded, licensed and private-label footwear primarily to department stores, mass merchandisers, independent retailers and Company-owned Naturalizer Retail and Famous Footwear stores. Beginning in 2004, the Company began accounting for its Irish financing subsidiary, Brown Group Dublin Limited, which holds cash and short-term investments relating to offshore earnings other than in Canada, within the Other segment. Brown Group Dublin Limited had previously been accounted for within the Wholesale Operations segment. Prior year amounts have been reclassified to conform to the current year presentation. This reclassification resulted in a transfer of operating earnings of $0.2 million from the Wholesale Operations segment to the Other segment in both 2003 and 2002. The reclassification also resulted in a transfer of assets of $52.0 million and $30.4 million at January 31, 2004, and February 1, 2003, respectively, to the Other segment. This reclassification had no effect on consolidated operating earnings or consolidated assets.
      The Specialty Retail operations include 204 stores in the United States and 171 stores in Canada at year-end, selling primarily Naturalizer brand footwear in regional malls and outlet centers. The Company renamed its former “Naturalizer Retail” segment to “Specialty Retail” during 2004. The composition of the segment has not changed.
      The Other segment includes the corporate assets and administrative and other expenses which are not allocated to the operating units. It also includes the Company’s investment in its majority-owned subsidiary, Shoes.com, Inc., a footwear e-commerce company.

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company’s reportable segments are operating units that market to different customers and are each managed separately as they distribute their products on a retail or wholesale basis. An operating segment’s performance is evaluated and resources are allocated based on operating earnings. Operating earnings represent gross profit less selling and administrative expenses and, in 2004 and 2003, a provision for environmental litigation costs. The accounting policies of the reportable segments are the same as those described in Note 1. Intersegment sales are generally recorded at a profit to the selling division. All intersegment earnings related to inventory on hand at the purchasing division are eliminated against the earnings of the selling division.

	Famous	Wholesale	Specialty
	Footwear	Operations	Retail	Other	Total

	($ thousands)
Fiscal 2004
External sales	$1,116,686	$615,884	$191,577	$17,657	$1,941,804
Intersegment sales	1,589	160,861	—	—	162,450
Depreciation and amortization	22,319	1,349	6,047	2,195	31,910
Operating earnings (loss)	60,290	44,877	(11,034)	(30,365)	63,768
Operating segment assets	385,981	242,775	65,060	152,318	846,134
Capital expenditures	34,117	2,934	6,903	2,273	46,227

Fiscal 2003
External sales	$1,073,611	$561,288	$189,195	$8,014	$1,832,108
Intersegment sales	1,090	138,224	—	—	139,314
Depreciation and amortization	22,561	1,244	4,624	2,251	30,680
Operating earnings (loss)	51,830	55,808	(3,908)	(30,845)	72,885
Operating segment assets	356,635	201,474	59,793	121,152	739,054
Capital expenditures	26,273	2,878	4,851	1,106	35,108

Fiscal 2002
External sales	$1,075,193	$566,410	$195,426	$4,414	$1,841,443
Intersegment sales	687	136,527	—	—	137,214
Depreciation and amortization	20,215	2,585	4,137	1,850	28,787
Operating earnings (loss)	44,674	54,543	1,366	(28,927)	71,656
Operating segment assets	380,533	197,010	66,904	90,622	735,069
Capital expenditures	25,016	1,844	5,156	210	32,226

Following is a reconciliation of operating earnings to earnings before income taxes:

	2004	2003	2002

	($ thousands)
Total operating earnings	$63,768	$72,885	$71,656
Interest expense	(8,410)	(9,781)	(12,236)
Interest income	929	462	402

Earnings before income taxes	$56,287	$63,566	$59,822

In 2004, the impact of special charges and costs included in operating earnings was as follows:

•	Wholesale Operations — $5.6 million in transition and assimilation costs related to the acquisition of the Bass footwear license

•	Other — $3.5 million charge related to the Company’s guarantee of an Industrial Development Bond in Pennsylvania for a business it had divested in 1985; $2.4 million related to the insolvency of an insurance company which is now in liquidation that insured the Company for workers’ compensation

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and casualty losses from 1973 to 1989; $1.7 million for severance and benefit costs related to the reductions in our workforce across the Company
      In 2003, the impact of special charges included in operating earnings was as follows:

•	Wholesale Operations — $4.3 million charge related to costs to close a Canadian manufacturing facility

•	Specialty Retail — $0.2 million charge related to costs to close a Canadian manufacturing facility

•	Other — $3.1 million related to the Company’s class action litigation related to its Redfield facility in Denver, Colorado, and related costs, including the verdict, anticipated pretrial interest and sanction costs
      In 2002, the impact of the recoveries from special charges recorded in 2001 included in operating earnings was as follows:

•	Specialty Retail — $0.9 million of excess store closing reserve

•	Other — $1.1 million of excess severance reserve
      For geographic purposes, the domestic operations include the wholesale distribution of branded, licensed and private-label footwear to a variety of retail customers and nationwide operation of our retail chains, including Famous Footwear and Specialty Retail.
      The Company’s foreign operations primarily consist of wholesale distribution operations in the Far East and wholesale and retail operations in Canada. The Far East operations include “first-cost” transactions, where footwear is sold at foreign ports to customers who then import the footwear into the United States and other countries.
      A summary of the Company’s net sales and long-lived assets by geographic area were as follows:

	2004	2003	2002

	($ thousands)
Net Sales
United States	$1,615,735	$1,500,936	$1,494,506
Far East	261,154	258,724	277,314
Canada	80,382	77,154	71,151
Latin America, Europe and other	—	54	247
Inter-area sales	(15,467)	(4,760)	(1,775)

	$1,941,804	$1,832,108	$1,841,443

Long-Lived Assets
United States	$192,842	$182,775	$184,082
Far East	13,873	12,820	11,077
Canada	16,244	15,638	13,333
Latin America, Europe and other	336	362	334

	$223,295	$211,595	$208,826

      Long-lived assets consisted primarily of property and equipment, prepaid pension costs, goodwill, trademarks and other noncurrent assets.

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
9.     Property and Equipment
      Property and equipment consisted of the following:

	January 29, 2005	January 31, 2004

	($ thousands)
Land and buildings	$31,115	$30,944
Leasehold improvements	138,310	117,440
Technology equipment	33,895	27,289
Machinery and equipment	24,659	24,319
Furniture and fixtures	107,298	101,903
Construction in progress	3,861	6,009

	339,138	307,904
Allowances for depreciation and amortization	(224,744)	(204,280)

	$114,394	$103,624

      Useful lives of property and equipment are as follows:

Buildings	15-30 years
Leasehold improvements	5-20 years
Technology equipment	3-5 years
Machinery and equipment	8-20 years
Furniture and fixtures	3-10 years
      Selling and administrative expenses include charges for impaired assets of $3.1 million, $3.7 million and $2.5 million, which were recognized in 2004, 2003 and 2002, respectively. Fair value was based on estimated future cash flows to be generated by retail stores, discounted at a market rate of interest.
10.     Long-Term and Short-Term Financing Arrangements
      In December 2001, the Company entered into a five-year, secured $350 million revolving bank Credit Agreement. The Company entered into an Amended and Restated Credit Agreement (the “Agreement”) effective July 21, 2004, which amended and restated its existing $350 million revolving bank Credit Agreement. The Agreement provides for a maximum line of credit of $350 million, subject to the calculated borrowing base restrictions. In addition to extending the credit term, the Agreement also provides other benefits to the Company, including expanding the definition of eligible inventory in certain circumstances and reducing the interest rate spread paid on outstanding borrowings. Borrowing Availability under the Agreement is based upon the sum of eligible accounts receivable and inventory, less outstanding borrowings, letters of credit and applicable reserves. The Agreement matures on July 21, 2009 and the Company’s obligations are secured by accounts receivable and inventory of the Company and its wholly owned domestic and Canadian subsidiaries. Borrowings under the Agreement bear interest at a variable rate determined based upon the level of Availability under the Agreement. If Availability falls below specified levels, the Company may be required to reclassify all borrowings under the Agreement to a current liability. Certain covenants would be triggered if Availability were to fall below specified levels, including fixed charge coverage requirements. In addition, if Availability falls below $25 million and the fixed charge coverage ratio is less than 1.0 to 1, the Company would be in default. The Agreement also contains certain other covenants and restrictions. Interest on borrowings is at variable rates based on the LIBOR rate or the base rate, as defined. There is a fee payable on the unused amount of the facility.
      In connection with amending the Agreement, the Company incurred approximately $1.3 million of issuance costs during 2004, which, together with remaining unamortized debt issuance costs of approximately

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
$2.7 million associated with the original bank credit agreement, are now being amortized over the five-year term of the Agreement.
      At January 29, 2005, the Company had $142.0 million of borrowings outstanding and $16.2 million in letters of credit outstanding under the revolving bank credit agreement. Total additional borrowing Availability was approximately $173 million at the end of 2004. Of these borrowings, $50 million has been classified as long-term on the balance sheet, as the Company does not expect these to be repaid in 2005. The Company has an interest rate swap agreement, with a notional amount of $50 million expiring in October 2006, that converts variable rate interest payable on $50 million of long-term borrowings under the revolving credit agreement to a fixed rate of 6.53%. See Note 12 for further information related to the interest rate swap agreement. The other $92.0 million of borrowings under the revolving bank credit agreement (classified as current maturities of long-term debt on the balance sheet) has an average interest rate of 4.11%.
      The maximum amount of short-term borrowings under the current revolving bank credit arrangement at the end of any month was $92.0 million in 2004 and $53.0 million in 2003. The average daily borrowings during the year were $129.8 million in 2004 and $132.4 million in 2003. The weighted average short-term interest rates approximated 3.8% in 2004 and 2003.
      Cash payments of interest for 2004, 2003 and 2002 were $8.5 million, $10.2 million and $12.9 million, respectively.
      In the fourth quarter of 2003, the Company redeemed its capitalized lease obligation of $3.5 million, which was scheduled to mature in October 2009.
11.     Leases
      The Company leases all of its retail locations and certain office locations, distribution centers and equipment. The minimum lease terms for our retail stores generally range from five to ten years. The term of the leases for the office facilities and distribution centers averages approximately 20 years. Approximately one-half of the retail store leases are subject to renewal options for varying periods. The office and distribution centers have renewal options of 15 to 20 years. In addition to minimum rental payments, certain of the retail store leases require contingent payments based on sales levels.
      Rent expense for operating leases was:

	2004	2003	2002

	($ thousands)
Minimum rents	$123,325	$119,310	$116,089
Contingent rents	707	469	699

	$124,032	$119,779	$116,788

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Future minimum payments under noncancelable operating leases with an initial term of one year or more were as follows at January 29, 2005:

($ thousands)

2005	$121,033
2006	102,117
2007	88,421
2008	73,953
2009	58,709
Thereafter	125,313

Total minimum operating lease payments	$569,546

12.     Derivative Financial Instruments
      The Company uses derivative financial instruments, primarily foreign exchange contracts and interest rate swaps, to reduce its exposure to market risks from changes in foreign exchange rates and interest rates. These derivatives, designated as cash flow hedges, are used to hedge the procurement of footwear from foreign countries and the variability of cash flows paid on variable rate debt. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to these financial instruments. Counterparties to these agreements are, however, major international financial institutions, and the risk of loss due to nonperformance is believed to be minimal.
      The Company enters into foreign exchange instruments, designated as cash flow hedges, to hedge foreign currency transactions primarily related to the purchase of inventory, as well as to fund foreign office expenses and royalty income denominated in foreign currencies. The Company enters into instruments that mature at the same time the transactions denominated in the same currency are scheduled or expected to occur. The term of the instruments is generally less than one year. As such, the unrealized gains or losses associated with these instruments are deferred and recognized in other comprehensive income until such time as the hedged item affects earnings. Continuous monitoring of the outstanding instruments is performed, and if some portion of the instruments is deemed ineffective, the changes in fair value are immediately recognized in earnings. Unrealized gains and losses on these instruments are included in other assets or other accrued expenses, as applicable, on the consolidated balance sheets. Gains and losses on these instruments are reclassified to net sales, cost of goods sold or selling and administrative expenses, consistent with the recognition in net earnings and classification of the underlying hedged transaction.
      The Company’s outstanding derivative financial instruments related to foreign exchange risk consisted of the following:

	January 29, 2005	January 31, 2004

	(U.S. $ thousands)
Deliverable Financial Instruments
United States dollars (purchased by our Canadian division with Canadian dollars)	$15,600	$11,500
Euro	8,000	9,800
Japanese yen and other currencies	1,300	1,100
Non-Deliverable Financial Instruments
New Taiwanese dollars	4,300	2,400

	$29,200	$24,800

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Unrealized (losses) gains related to these instruments, based on dealer-quoted prices, were $(0.2) million and $0.1 million at January 29, 2005 and January 31, 2004, respectively. We expect to reclassify this unrealized loss from other comprehensive income to net earnings in 2005.
      At the end of 2004, the Company had an interest rate swap agreement, expiring in October 2006, that converts variable rate interest payable on $50 million of long-term borrowings under its revolving bank credit agreement to a fixed rate of 6.53%. At the end of 2003, the Company had interest rate swap agreements converting variable rate interest payable for a total of $100 million of long-term borrowings under its revolving bank credit agreement to a fixed rate of 6.88%. Unrealized losses on the swap agreements, based on order-quoted prices, were $1.4 million at January 29, 2005, and $4.5 million at January 31, 2004. Since the Company expects to hold the swap agreement and the related debt until maturity, the accumulated unrealized loss on the swap agreement will decline to zero over the remaining life of the agreement, through October 2006.
      During 2004 and 2003, ineffective hedges were not material.

13.	Fair Value of Financial Instruments
      The carrying amounts and fair values of the Company’s financial instruments at January 29, 2005 and January 31, 2004 are:

	January 29, 2005		January 31, 2004

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	($ thousands)
Long-term debt, including current maturities	$142,000	$142,000	$119,500	$119,500
Unrealized gains (losses) on derivative instruments:
Interest rate swap agreement	(1,350)	(1,350)	(4,510)	(4,510)
Foreign exchange contracts	(233)	(233)	102	102
      The fair value of the Company’s long-term debt was based upon the borrowing rates available to the Company at January 29, 2005, and January 31, 2004, as applicable, for financing arrangements with similar terms and maturities. The fair value of the Company’s derivative instruments is based on order-quoted or dealer-quoted prices.
      Carrying amounts reported on the balance sheets for cash, cash equivalents and receivables approximate fair value due to the short-term maturity of these instruments.

14.	Concentrations of Credit Risk
      Financial instruments which potentially subject the Company to significant concentration of credit risk consisted primarily of cash, cash equivalents and trade accounts receivable.
      The Company maintains cash and cash equivalents and certain other financial instruments with various financial institutions. The financial institutions are located throughout the world, and the Company’s policy is designed to limit exposure to any one institution or geographic region. The Company’s periodic evaluations of the relative credit standing of these financial institutions are considered in the Company’s investment strategy.
      The Company’s footwear wholesaling businesses sell primarily to department stores, mass merchandisers and independent retailers across the United States and Canada. Receivables arising from these sales are not collateralized; however, a portion is covered by documentary letters of credit. Credit risk is affected by conditions or occurrences within the economy and the retail industry. The Company maintains an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and historical trends.

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Common Stock
      The Company’s common stock has a par value of $3.75 per share, and 100,000,000 shares are authorized. At January 29, 2005, and January 31, 2004, there were 18,241,791 shares and 18,076,589 shares outstanding, net of 3,764,106 and 3,929,308 shares held in treasury, respectively. The stock is listed and traded on the New York and Chicago Stock Exchanges (symbol BWS).
      The Company has a Shareholder Rights Plan under which each outstanding share of the Company’s common stock carries one Common Stock Purchase Right. The rights may only become exercisable under certain circumstances involving acquisition of the Company’s common stock by a person or group of persons without the prior written consent of the Company. Depending on the circumstances, if the rights become exercisable, the holder may be entitled to purchase shares of the Company’s common stock or shares of common stock of the acquiring person at discounted prices. The rights will expire on March 18, 2006, unless they are earlier exercised, redeemed or exchanged.

16.	Share-Based Plans
      The Company has share-based incentive compensation plans, under which certain officers, employees and members of the Board of Directors are participants, and may be granted stock option, stock appreciation, restricted stock and stock performance awards. During 2004, the Company recognized income of $2.7 million related to share-based compensation, as compared to share-based compensation expense of approximately $4.8 million for 2003. The resulting variance of $7.5 million is the result of the lower expected award value under these plans, primarily the stock performance plan. The lower expected award value reflects lower than targeted payouts and a lower stock price at the end of 2004 compared to 2003.
Stock Options and Stock Appreciation Units
      All stock options are granted with an exercise price equal to the quoted market value of the Company’s common stock on the date of grant. Stock appreciation units also have been granted in tandem with certain options. Such units entitle the participant to receive an amount, in cash and/or stock, equal to the difference between the current market value of a share of stock at the exercise date and the option price of such share of stock. The options and appreciation units generally become exercisable one year from the date of grant at a rate of 25% per year and are exercisable for up to ten years from the date of grant. Since the stock appreciation rights are issued in tandem with stock options, the exercise of either cancels the other. Variable plan accounting is used to determine compensation expense related to stock appreciation units. Such expense is recorded over the period the units vest and is remeasured at the end of each reporting period based on the current market price of the Company’s stock on that date and the expected number of such units to be exercised. The ultimate measure of compensation expense will be based on the market price of the Company’s stock on the date the stock appreciation unit is exercised. As of January 29, 2005, 580,420 additional shares of common stock were available to be granted in the form of options, restricted stock or stock performance units.
      Through 2004, the Company has elected to follow APB No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock options instead of the alternative fair value accounting provided for under SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. See “Impact of Prospective Accounting Pronouncements” in Note 1 for discussion of changes in share-based compensation for 2005.
      Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2004, 2003 and 2002,

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
respectively: risk-free interest rates of 3.5%, 3.3% and 4.9%; dividend yields of 1.0%, 1.3% and 2.2%; volatility factors of the expected market price of the Company’s common stock of 0.43, 0.46 and 0.47; and a weighted average expected life of the option of seven years. The weighted average fair value of options granted during 2004, 2003 and 2002 was $17.17, $13.70 and $8.13 per share, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the options’ vesting period. The Company’s pro forma information is presented in Note 1.
      The following summary sets forth the Company’s stock option and stock appreciation rights activity for the three years ended January 29, 2005:

			Weighted
	Number of	Number of	Average
	Option	Appreciation	Exercise
	Shares	Units	Price

Outstanding February 2, 2002	1,814,500	150,661	$16
Granted	454,750	—	18
Exercised	(172,000)	—	14
Terminated	(215,500)	(57,015)	16

Outstanding February 1, 2003	1,881,750	93,646	16
Granted	366,500	—	27
Exercised	(326,557)	—	15
Terminated	(19,250)	(13,963)	18

Outstanding January 31, 2004	1,902,443	79,683	18
Granted	345,450	—	39
Exercised	(186,391)	—	18
Terminated	(28,475)	—	29

Outstanding January 29, 2005	2,033,027	79,683	$22

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Following is a summary of stock options outstanding as of January 29, 2005, which have exercise prices ranging from $10 to $39:

		Weighted	Weighted
		Average	Average
	Number of	Exercise	Remaining
Range of Exercise Prices	Options	Price	Life (Years)

Options Outstanding
$10 — $15	386,075	$12	4
$15 — $18	385,500	17	4
$18 — $23	548,752	19	6
$23 — $30	335,600	25	7
$30 — $39	377,100	39	9

	2,033,027	$22	6

Options Exercisable
$10 — $15	385,763	$12	4
$15 — $18	356,438	17	4
$18 — $23	388,176	19	6
$23 — $30	104,100	25	6
$30 — $39	12,500	37	9

	1,246,977	$17	5

      At January 31, 2004, 1,144,439 options with a weighted average exercise price of $16 were exercisable. At February 1, 2003, 1,162,688 options with a weighted average exercise price of $17 were exercisable.
Restricted Stock
      Under the Company’s incentive compensation plans, restricted stock of the Company may be granted at no cost to certain officers and key employees. Plan participants are entitled to cash dividends and voting rights for their respective shares. Restrictions limit the sale or transfer of these shares during an eight-year period whereby the restrictions lapse on 50% of these shares after four years, 25% after six years and the remaining 25% after eight years. Upon issuance of stock under the plan, unearned compensation equivalent to the market value at the date of grant is charged to shareholders’ equity and subsequently amortized to expense over the eight-year restriction period. In 2004, 2003 and 2002, restricted shares granted were 16,500, 78,700 and 50,500, and restricted shares terminated were 19,350, 2,875 and 12,500, respectively. Compensation expense related to restricted shares was $0.9 million, $0.8 million and $0.7 million in 2004, 2003 and 2002, respectively.
Stock Performance Awards
      Under the Company’s incentive compensation plans, common stock may be awarded at the end of the performance period at no cost to certain officers and key employees if certain financial goals are met. Compensation expense is recorded over the performance period based on the anticipated number of shares to be awarded. In 2004, projections indicated that there would be no awards at the end of the performance period for grants made in 2003 and the award under the 2002 grant would decline from previous estimates. Accordingly, accrued expenses for those plans were reduced, resulting in income in 2004 of $3.6 million. Compensation expense for performance shares was $4.0 million in 2003 and $1.3 million in 2002.

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Commitments and Contingencies
Environmental Remediation
      The Company is involved in environmental remediation and ongoing compliance activities at several sites. The Company is remediating, under the oversight of Colorado authorities, the groundwater and indoor air at its owned facility in Colorado (also known as the Redfield site) and residential neighborhoods adjacent to and near the property that have been affected by solvents previously used at the facility. During 2004, we recorded no expense related to this remediation. During 2003 and 2002, we recorded expense of $0.8 million and $4.1 million, respectively. The anticipated future cost of remediation activities at January 29, 2005, is $5.9 million and is accrued within other accrued expenses and other liabilities, but the ultimate cost may vary. The cumulative costs incurred through January 29, 2005, are $14.9 million.
      The Company assesses future recoveries from insurance companies related to remediation costs by estimating a range of probable recoveries and recording the low end of the range. Recoveries from other responsible parties are recorded when a contractual agreement is reached. As of January 29, 2005, recorded recoveries totaled $3.3 million and are recorded in other noncurrent assets on the consolidated balance sheet. $3.3 million of the recorded recoveries are expected from certain insurance companies as indemnification for amounts spent for remediation associated with the Redfield site. The insurance companies are contesting their indemnity obligations, and the Company has sued its insurers seeking recovery of defense costs, indemnity and other damages related to the former operations and the remediation at the site. The Company believes insurance coverage in place entitles it to reimbursement for more than the recovery recorded. The Company believes the recorded recovery is supported by the fact the limits of the insurance policies at issue exceed the amount of the recorded recovery, and certain insurers have offered to settle these claims. The Company is unable to estimate the ultimate recovery from the insurance carriers, but is pursuing resolution of its claims.
      The Company has completed its remediation efforts at its closed New York tannery and two associated landfills. In 1995, state environmental authorities reclassified the status of these sites as being properly closed and requiring only continued maintenance and monitoring over the next 19 years. The Company has an accrued liability of $2.2 million at January 29, 2005, related to these sites, which has been discounted at 6.4%. On an undiscounted basis, this liability would be $3.7 million. The Company expects to spend approximately $0.2 million in each of the next five succeeding years and $2.7 million thereafter related to these sites. In addition, various federal and state authorities have identified the Company as a potentially responsible party for remediation at certain other landfills.
      Based on information currently available, the Company had an accrued liability of $8.4 million as of January 29, 2005, to complete the cleanup, maintenance and monitoring at all sites. Of the $8.4 million liability, $1.7 million is included in other accrued expenses, and $6.7 million is included in other noncurrent liabilities in the consolidated balance sheet. The ultimate costs may vary, and it is possible costs may exceed the recorded amounts; however, the Company is not able to determine a range of possible additional costs, if any.
      While the Company currently does not operate manufacturing facilities, prior operations included numerous manufacturing and other facilities for which the Company may have responsibility under various environmental laws for the remediation of conditions that may be identified in the future.
Litigation
      In March 2000, a class action lawsuit was filed in Colorado State Court (District Court for the City and County of Denver) related to the Redfield site described above. Plaintiffs alleged claims for trespass, nuisance, strict liability, unjust enrichment, negligence and exemplary damages arising from the alleged release of solvents contaminating the groundwater and indoor air in the areas adjacent to and near the site. In December 2003, the jury hearing the claims returned a verdict finding the Company’s subsidiary negligent and

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
awarded the class plaintiffs $1.0 million in damages. The Company recorded this award along with estimated pretrial interest on the award and estimated costs related to sanctions imposed by the court related to a pretrial discovery dispute between the parties. The total pretax charge recorded for these matters in the fourth quarter of 2003 was $3.1 million. The Company recorded an additional $0.6 million in expense in the first quarter of 2004, related to pretrial interest, to reflect the trial court’s ruling extending the time period for which pre-judgment interest applied. The plaintiffs have filed an appeal of the December 2003 jury verdict, and the ultimate outcome and cost to the Company may vary.
      As described above in “Environmental Remediation,” the Company has filed suit against its insurance carriers and is seeking recovery of certain defense costs, indemnity for the costs incurred for remediation related to the Redfield site and for the damages awarded in the class action and other related damages.
      The Company also is involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such ordinary course of business proceedings and litigation currently pending will not have a material adverse effect on the Company’s results of operations or financial position. All legal costs associated with litigation are expensed as incurred.
Other
      During the fourth quarter of 2004, the Company recorded a charge of $3.5 million related to its guarantee of an Industrial Development Bond financing for a manufacturing and warehouse facility in Bedford County, Pennsylvania. These facilities and the business that operated them were sold to another party in 1985, which assumed the bond obligation. The current owner of the manufacturing and warehouse facility has filed for bankruptcy protection and is liquidating its assets. Although the Company will pursue recovery of these costs, the ultimate outcome is uncertain. Accordingly, the Company has recorded its estimate of the maximum exposure, $3.5 million, as a charge in the fourth quarter of 2004.
      During 2004, the Company recorded a charge of $2.4 million relating to the insolvency of an insurance company that insured the Company for workers’ compensation and casualty losses from 1973 to 1989. That company is now in liquidation. Certain claims from that time period are still outstanding. During 2003, the Company recorded a charge of $0.3 million related to this matter. While management has recorded its best estimate of loss, the ultimate outcome and cost to the Company may vary.
      The Company is contingently liable for lease commitments of approximately $8.6 million in the aggregate, which relate to the Cloth World and Meis specialty retailing chains and a manufacturing facility, which were sold in prior years. In order for the Company to incur any liability related to these lease commitments, the current owners would have to default. At this time, the Company does not believe this is reasonably likely to occur.

18.	Subsequent Event — Acquisition of Bennett Footwear Group
      On March 14, 2005, the Company announced that it had entered into a Securities Purchase Agreement to acquire Bennett Footwear Group, LLC (“Bennett”) for $205 million in cash, plus contingent payments of up to $42.5 million based upon the achievement of certain performance targets over the next three years. The purchase price is subject to post-closing adjustment based on actual net equity. The Bennett acquisition is expected to close during April or May of 2005.
      Bennett’s owned and licensed footwear brands, which include Via Spiga, Franco Sarto, Etienne Aigner and Nickels Soft, are primarily sold in footwear departments of many major U.S. department and specialty stores. The Bennett acquisition complements the Company’s existing portfolio of well-known wholesale brands such as Naturalizer, LifeStride, Bass and Dr. Scholl’s, which are sold primarily in the moderately priced range, by adding strong brands in the better and bridge footwear zones. Bennett had revenues of approximately $200 million in 2004.

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company has received a commitment letter from a lender to provide a senior unsecured loan to fund up to $100 million for the Bennett acquisition, which will bear interest at the greater of 8.25% or a floating rate based on three-month LIBOR, increasing at the end of each three-month period that the loan is outstanding (“the Bridge Loan”). The Bridge Loan will be guaranteed by all existing and future subsidiaries of the Company that are guarantors under its existing revolving Credit Agreement. The Company will fund the remaining portion of the purchase price from existing cash and available borrowings under the existing revolving Credit Agreement. The Company anticipates that it will refinance the acquisition cost by issuing long-term notes totaling approximately $150 million to $175 million during 2005.

19.	Quarterly Financial Data (Unaudited)
      As discussed in Note 2, the Company has restated its consolidated financial statements. Quarterly financial results (unaudited) for the years 2004 and 2003, including the effect of the restatement, are as follows:

	Quarters

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	(13 Weeks)		(13 weeks)		(13 weeks)		(13 weeks)

	As		As		As
	Previously	As	Previously	As	Previously	As
	Reported	Restated	Reported	Restated	Reported	Restated

2004
Net sales	$491,832	$491,832	$458,657	$458,657	$514,825	$514,825	$476,490
Gross profit	199,364	199,364	189,246	189,246	208,043	208,043	187,714
Net earnings	8,567	8,526	7,814	7,668	18,820	18,566	8,545
Per share of common stock:
Earnings — basic	0.48	0.48	0.44	0.43	1.05	1.03	0.48
Earnings — diluted	0.45	0.45	0.41	0.40	1.01	1.00	0.46
Dividends paid	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Market value:
High	39.95	39.95	42.02	42.02	32.70	32.70	30.10
Low	34.79	34.79	30.33	30.33	24.18	24.18	27.07

	Quarters

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	(13 Weeks)		(13 weeks)		(13 weeks)		(13 weeks)

	As		As		As		As
	Previously	As	Previously	As	Previously	As	Previously	As
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated

2003
Net sales	$446,444	$446,444	$458,384	$458,384	$493,433	$493,433	$433,847	$433,847
Gross profit	185,127	185,127	187,865	187,865	204,712	204,712	180,962	180,962
Net earnings	9,003	9,035	11,556	11,532	21,200	21,013	5,135	4,656
Per share of common stock:
Earnings — basic	0.51	0.52	0.66	0.65	1.19	1.18	0.29	0.26
Earnings — diluted	0.49	0.49	0.62	0.62	1.13	1.12	0.27	0.25
Dividends paid	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Market value:
High	30.36	30.36	31.75	31.75	36.25	36.25	39.73	39.73
Low	25.10	25.10	25.00	25.00	28.30	28.30	31.85	31.85

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	Financial Information for the Company and its Subsidiaries
      The Company intends to offer for sale senior notes to finance a portion of the purchase price in connection with its previously announced acquisition of Bennett. The Company expects the notes will be fully and unconditionally and jointly and severally guaranteed by all existing and future subsidiaries of the Company that are guarantors under its existing revolving Credit Agreement. The following table presents the condensed consolidating financial information for each of the Company (Issuer), the Guarantors and subsidiaries of the Issuer that are not Guarantors (the Non-Guarantors), together with consolidating eliminations, as of and for the periods indicated.
      These condensed consolidating financial statements have been prepared using the equity method of accounting in accordance with the requirements for presentation of such information. Management believes that the information, presented in lieu of complete financial statements for each of the guarantor subsidiaries, provides meaningful information to allow investors to determine the nature of the assets held by, and the operation and cash flow of, each of the consolidating groups.
Condensed Consolidating Balance Sheet
As of January 29, 2005

			Non-
($ thousands)	Issuer	Guarantors	Guarantors	Eliminations	Total

ASSETS
Current Assets
Cash and cash equivalents	$(3,659)	$9,906	$73,201	$—	$79,448
Receivables, net	58,043	6,874	33,361	(775)	97,503
Inventories, net	88,115	333,793	5,178	(5,636)	421,450
Other current assets	7,635	13,823	959	2,021	24,438

Total current assets	150,134	364,396	112,699	(4,390)	622,839

Other assets	73,713	33,137	2,095	(44)	108,901
Property and equipment, net	15,014	95,773	3,607	—	114,394
Investment in subsidiaries	411,495	88,616	—	(500,111)	—

Total assets	$650,356	$581,922	$118,401	$(504,545)	$846,134

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current maturities of long-term debt	$92,000	$—	$775	$(775)	$92,000
Trade accounts payable	17,373	93,162	33,447	—	143,982
Accrued expenses	50,598	42,525	5,037	(64)	98,096
Income taxes	2,956	2,797	1,699	(15)	7,437

Total current liabilities	162,927	138,484	40,958	(854)	341,515
Other Liabilities
Long-term debt	50,000	—	—	—	50,000
Other liabilities	31,771	31,612	(67)	—	63,316
Intercompany payable (receivable)	14,355	(3,345)	(7,430)	(3,580)	—

Total other liabilities	96,126	28,267	(7,497)	(3,580)	113,316

Shareholders’ equity	391,303	415,171	84,940	(500,111)	391,303

Total liabilities and shareholders’ equity	$650,356	$581,922	$118,401	$(504,545)	$846,134

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Condensed Consolidating Statement of Earnings
For the Fiscal Year Ended January 29, 2005

			Non-
($ thousands)	Issuer	Guarantors	Guarantors	Eliminations	Total

Net Sales	$522,738	$1,340,624	$278,812	$(200,370)	$1,941,804
Cost of goods sold	389,084	729,510	236,979	(198,136)	1,157,437

Gross profit	133,654	611,114	41,833	(2,234)	784,367
Selling and administrative expenses	137,637	564,840	20,356	(2,234)	720,599
Equity in (earnings) of subsidiaries	(45,522)	(20,956)	—	66,478	—

Operating earnings	41,539	67,230	21,477	(66,478)	63,768
Interest expense	(8,351)	(2)	(57)	—	(8,410)
Interest income	17	118	794	—	929
Intercompany interest income (expense)	6,211	(6,988)	777	—	—

Earnings before income taxes	39,416	60,358	22,991	(66,478)	56,287
Income tax (provision) benefit	3,889	(15,425)	(1,446)	—	(12,982)

Net earnings	$43,305	$44,933	$21,545	$(66,478)	$43,305

Condensed Consolidating Cash Flow
For the Fiscal Year Ended January 29, 2005

			Non-
($ thousands)	Issuer	Guarantors	Guarantors	Eliminations	Total

Net cash provided (used) by operating activities	$(36,218)	$68,455	$20,174	$913	$53,324

Investing activities
Capital expenditures	(3,333)	(41,133)	(1,761)	—	(46,227)
Other	153	—	—	—	153

Net cash used by investing activities	(3,180)	(41,133)	(1,761)	—	(46,074)

Financing activities
Increase (decrease) in current maturities of long-term debt, net of reclassifications	22,500	—	(225)	225	22,500
Debt issuance costs	(1,274)	—	—	—	(1,274)
Proceeds from stock options exercised	2,581	—	—	—	2,581
Dividends paid	(7,266)	—	—	—	(7,266)
Intercompany financing	22,736	(23,781)	2,183	(1,138)	—

Net cash provided (used) by financing activities	39,277	(23,781)	1,958	(913)	16,541

Increase (decrease) in cash and cash equivalents	(121)	3,541	20,371	—	23,791
Cash and cash equivalents at beginning of year	(3,538)	6,365	52,830	—	55,657

Cash and cash equivalents at end of year	$(3,659)	$9,906	$73,201	$—	$79,448

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Condensed Consolidating Balance Sheet
As of January 31, 2004

			Non-
($ thousands)	Issuer	Guarantors	Guarantors	Eliminations	Total

ASSETS
Current Assets
Cash and cash equivalents	$(3,538)	$6,365	$52,830	$—	$55,657
Receivables, net	50,041	7,169	25,720	(1,000)	81,930
Inventories, net	65,117	311,546	2,793	(3,246)	376,210
Other current assets	1,398	9,638	1,493	1,133	13,662

Total current assets	113,018	334,718	82,836	(3,113)	527,459

Other assets	70,874	34,736	2,362	(1)	107,971
Property and equipment, net	14,406	86,659	2,559	—	103,624
Investment in subsidiaries	363,422	67,661	—	(431,083)	—

Total assets	$561,720	$523,774	$87,757	$(434,197)	$739,054

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current maturities of long-term debt	$19,500	$—	$1,000	$(1,000)	$19,500
Trade accounts payable	23,988	65,670	27,019	—	116,677
Accrued expenses	45,340	45,995	4,106	503	95,944
Income taxes	2,487	(1,210)	1,858	(175)	2,960

Total current liabilities	91,315	110,455	33,983	(672)	235,081
Other Liabilities
Long-term debt	100,000	—	—	—	100,000
Other liabilities	28,706	25,197	(10)	—	53,893
Intercompany payable (receivable)	(8,381)	20,436	(9,613)	(2,442)	—

Total other liabilities	120,325	45,633	(9,623)	(2,442)	153,893

Shareholders’ equity	350,080	367,686	63,397	(431,083)	350,080

Total liabilities and shareholders’ equity	$561,720	$523,774	$87,757	$(434,197)	$739,054

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Condensed Consolidating Statement of Earnings
For the Fiscal Year Ended January 31, 2004

			Non-
($ thousands)	Issuer	Guarantors	Guarantors	Eliminations	Total

Net Sales	$460,328	$1,297,514	$262,301	$(188,035)	$1,832,108
Cost of goods sold	326,940	706,030	226,521	(186,049)	1,073,442

Gross profit	133,388	591,484	35,780	(1,986)	758,666
Selling and administrative expenses	119,911	557,478	10,378	(1,986)	685,781
Equity in (earnings) of subsidiaries	(39,690)	(24,232)	—	63,922	—

Operating earnings	53,167	58,238	25,402	(63,922)	72,885
Interest expense	(9,708)	—	(73)	—	(9,781)
Interest income	30	53	379	—	462
Intercompany interest income (expense)	8,352	(8,352)	—	—	—

Earnings before income taxes	51,841	49,939	25,708	(63,922)	63,566
Income tax (provision) benefit	(5,605)	(9,998)	(1,727)	—	(17,330)

Net earnings	$46,236	$39,941	$23,981	$(63,922)	$46,236

Condensed Consolidating Cash Flow
For the Fiscal Year Ended January 31, 2004

			Non-
($ thousands)	Issuer	Guarantors	Guarantors	Eliminations	Total

Net cash provided (used) by operating activities	$(4,458)	$76,513	$21,647	$(307)	$93,395

Investing activities
Capital expenditures	(1,663)	(31,319)	(2,126)	—	(35,108)
Other	486	—	—	—	486

Net cash used by investing activities	(1,177)	(31,319)	(2,126)	—	(34,622)

Financing activities
Increase (decrease) in current maturities of long-term debt, net of reclassifications	(9,500)	—	25	(25)	(9,500)
Principal payments of long-term debt	(23,500)	—	—	—	(23,500)
Proceeds from stock options exercised	4,926	—	—	—	4,926
Dividends paid	(7,163)	—	—	—	(7,163)
Intercompany financing	39,945	(42,152)	1,875	332	—

Net cash provided (used) by financing activities	4,708	(42,152)	1,900	307	(35,237)

Increase (decrease) in cash and cash equivalents	(927)	3,042	21,421	—	23,536
Cash and cash equivalents at beginning of year	(2,611)	3,323	31,409	—	32,121

Cash and cash equivalents at end of year	$(3,538)	$6,365	$52,830	$—	$55,657

BROWN SHOE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Condensed Consolidating Statement of Earnings
For the Fiscal Year Ended February 1, 2003

			Non-
($ thousands)	Issuer	Guarantors	Guarantors	Eliminations	Total

Net Sales	$520,780	$1,307,873	$188,019	$(175,229)	$1,841,443
Cost of goods sold	399,057	726,562	147,392	(172,357)	1,100,654

Gross profit	121,723	581,311	40,627	(2,872)	740,789
Selling and administrative expenses	115,185	532,838	23,982	(2,872)	669,133
Equity in (earnings) of subsidiaries	(42,062)	(15,970)	—	58,032	—

Operating earnings	48,600	64,443	16,645	(58,032)	71,656
Interest expense	(12,046)	—	(190)	—	(12,236)
Interest income	12	50	340	—	402
Intercompany interest income (expense)	9,921	(9,921)	—	—	—

Earnings before income taxes	46,487	54,572	16,795	(58,032)	59,822
Income tax (provision) benefit	(2,329)	(11,387)	(1,948)	—	(15,664)

Net earnings	$44,158	$43,185	$14,847	$(58,032)	$44,158

Condensed Consolidating Cash Flow
For the Fiscal Year Ended February 1, 2003

			Non-
($ thousands)	Issuer	Guarantors	Guarantors	Eliminations	Total

Net cash provided by operating activities	$18,403	$71,483	$16,186	$4,264	$110,336

Investing activities
Capital expenditures	(1,265)	(30,496)	(465)	—	(32,226)
Other	148	—	—	—	148

Net cash used by investing activities	(1,117)	(30,496)	(465)	—	(32,078)

Financing activities
Increase (decrease) in current maturities of long-term debt, net of reclassifications	(35,250)	—	975	(975)	(35,250)
Debt issuance costs	(265)	—	—	—	(265)
Principal payments of long-term debt	(28,550)	—	—	—	(28,550)
Proceeds from stock options exercised	2,259	—	—	—	2,259
Dividends paid	(7,043)	—	—	—	(7,043)
Intercompany financing	50,623	(47,578)	244	(3,289)	—

Net cash provided (used) by financing activities	(18,226)	(47,578)	1,219	(4,264)	(68,849)

Increase (decrease) in cash and cash equivalents	(940)	(6,591)	16,940	—	9,409
Cash and cash equivalents at beginning of year	(1,671)	9,914	14,469	—	22,712

Cash and cash equivalents at end of year	$(2,611)	$3,323	$31,409	$—	$32,121

INDEPENDENT AUDITORS’ REPORT
The Members
Bennett Footwear Holdings, LLC
      We have audited the accompanying consolidated balance sheets of Bennett Footwear Holdings, LLC and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in members’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bennett Footwear Holdings, LLC and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Boston, Massachusetts
March 14, 2005

BENNETT FOOTWEAR HOLDINGS, LLC
CONSOLIDATED BALANCE SHEETS

	December 31

	2004	2003

Assets
Current assets:
Cash	$863,331	$600
Accounts receivable, net of allowance for doubtful accounts of $601,704 and $489,900 in 2004 and 2003, respectively	29,229,865	16,748,916
Inventories, net	33,443,364	19,848,108
Prepaid royalties	—	2,123,822
Prepaid expenses and other current assets	1,027,799	381,157

Total current assets	64,564,359	39,102,603
Property, plant and equipment, net	2,994,911	1,037,732
Licenses, net	2,723,435	2,771,031
Trademark	6,614,738	—
Other assets, net	1,116,616	855,621

Total assets	$78,014,059	$43,766,987

Liabilities and members’ equity
Current liabilities:
Line of credit	$25,742,809	$13,973,119
Accounts payable	9,055,407	8,643,888
Accounts payable to Pentland	629,267	439,702
Accrued expenses	1,737,887	498,774
Accrued compensation	2,812,087	1,965,487
Accrued state income taxes	136,106	—
Current portion of notes payable	5,408,204	2,041,856
Current portion of lease obligation	292,061	—
Current portion of amount due to Aigner	—	3,034,075

Total current liabilities	45,813,828	30,596,901
Notes payable, net of current portion	11,491,185	10,058,721
Long-term lease obligation, net of current portion	431,377	—
Due to Aigner, net of current portion	—	413,385
Members’ equity:
Preferred units 24,625 and 20,819 issued and outstanding at 2004 and 2003, respectively ($27,179,685 liquidation preference)	3,805,982	—
Common A units 1,182,816 and 1,000,000 issued and outstanding at 2004 and 2003, respectively	5,194,019	—
Common B units 24,140 and 20,408 issued and outstanding at 2004 and 2003, respectively	1,871,951	—
Unit subscription receivable	(530,207)	—
Members’ equity/retained earnings	9,935,924	2,697,980

	20,277,669	2,697,980

Total liabilities and members’ equity	$78,014,059	$43,766,987

See accompanying notes.

BENNETT FOOTWEAR HOLDINGS, LLC
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31

	2004	2003	2002

Net product revenue	$189,577,072	$113,077,461	$97,837,418
Cost of product revenue	136,415,713	81,326,756	68,403,680

	53,161,359	31,750,705	29,433,738
Commission and license income	18,113,496	13,389,846	12,169,056

Gross profit	71,274,855	45,140,551	41,602,794
Operating expenses:
Selling and marketing	22,842,614	12,160,106	10,834,290
General and administrative	28,726,328	19,693,205	15,426,697

	51,568,942	31,853,311	26,260,987

Income from operations	19,705,913	13,287,240	15,341,807
Interest expense	(2,376,497)	(1,205,611)	(1,024,520)
Other expense, net	(764,029)	(324,838)	(6,543)

Income before income taxes	16,565,387	11,756,791	14,310,744
Provision for income taxes	749,355	648,779	605,408

Net income	$15,816,032	$11,108,012	$13,705,336

See accompanying notes.

BENNETT FOOTWEAR HOLDINGS, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

		Preferred		Common A		Common B		Unit
	Members’							Subscription	Retained
	Equity	Units	$	Units	$	Units	$	Receivable	Earnings	Totals

January 1, 2002	$6,861,933									$6,861,933
										—
Distributions	(7,338,082)									(7,338,082)
Net income	13,705,336									13,705,336

December 31, 2002	13,229,187									13,229,187
Distributions through May 19, 2003	(3,912,358)									(3,912,358)
Net income through May 19, 2003	2,945,439									2,945,439
Exchange of ownership interests at formation of Holdings	(12,262,268)	20,819	$—	1,455,288	$—				$12,262,268	—
Repurchase and retirement of units				(455,288)					(15,714,043)	(15,714,043)
Grant of Common B Units						20,408	$—			—
Distributions after May 19, 2003									(2,012,818)	(2,012,818)
Net income after May 19, 2003									8,162,573	8,162,573

December 31, 2003	—	20,819	—	1,000,000	—	20,408	—		2,697,980	2,697,980
Distributions									(8,578,088)	(8,578,088)
Equity contributions		3,806	3,805,982	182,816	5,194,019			$(530,207)		8,469,794
Grant of Common B Units						3,732	—			—
Incentive compensation expense							1,871,951			1,871,951
Net income									15,816,032	15,816,032

December 31, 2004	$—	24,625	$3,805,982	1,182,816	$5,194,019	24,140	$1,871,951	$(530,207)	$9,935,924	$20,277,669

See accompanying notes.

BENNETT FOOTWEAR HOLDINGS, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31

	2004	2003	2002

Operating activities
Net income	$15,816,032	$11,108,012	$13,705,336
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	598,829	371,903	349,235
Amortization	856,473	234,478	121,901
Incentive compensation expense	1,871,951
Impairment of fixed assets	—	400,000	—
Amortization of debt discount	195,622	—	—
Provision for losses on accounts receivable	111,804	44,900	(215,000)
(Gain) loss on disposal of property, plant and equipment	93,909	(36,795)	13,304
Change in operating assets and liabilities, net of effects of business acquisition:
Accounts receivable	(7,399,105)	(8,069,436)	292,599
Inventories	1,104,230	(117,820)	1,317,648
Due from related party	—	780,948	(780,948)
Prepaid royalties	2,123,822	(2,123,822)	—
Prepaid expenses and other current assets	193,010	(140,039)	18,267
Other assets	(112,365)	(64,306)	(186,786)
Accounts payable	(8,342,822)	5,441,587	(722,883)
Accounts payable to Pentland	189,565	102,851	147,873
Due to Aigner	(2,450,071)	3,447,460	—
Accrued expenses	2,213,530	(325,431)	498,494
Accrued compensation	846,600	907,322	532,105
Accrued/prepaid state income taxes	159,475	(70,769)	(34,620)

Total adjustments	(7,745,543)	783,031	1,351,189

Net cash provided by operating activities	8,070,489	11,891,043	15,056,525
Investing activities
Acquisition, net of cash acquired	(15,071,237)	—	—
Purchases of property, plant and equipment	(1,097,007)	(164,663)	(765,619)
License acquisition costs	—	(2,771,031)	—
Purchase of Aigner assets	—	(6,069,118)	—
Net proceeds from the sale of property, plant and equipment	—	42,918	—

Net cash used in investing activities	(16,168,244)	(8,961,894)	(765,619)
Financing activities
Net (payments) advances on line of credit	11,769,690	12,439,918	(3,679,830)
Net (payments) advances on bank term loan	5,000,000	—	—
Proceeds from related-party notes payable	5,000,000	—	—
Payments on related-party notes payable	(5,041,856)	(1,374,951)	(1,874,107)
Proceeds from notes payable	—	10,000,000	—
Debt issuance costs	(152,179)	(399,533)	(20,797)
Payments on notes payable	(6,891,304)	(4,955,364)	(1,500,000)
Payments of lease obligations	(615,571)	—	—
Equity contributions	8,469,794	—	—
Repurchase of Common A Units	—	(12,714,043)	—
Distributions to members	(8,578,088)	(5,925,176)	(7,338,082)

Net cash provided by (used in) financing activities	8,960,486	(2,929,149)	(14,412,816)

Net increase (decrease) in cash	862,731	—	(121,910)
Cash at beginning of year	600	600	122,510

Cash at end of year	$863,331	$600	$600

Noncash investing and financing activities
Issuance of note receivable	$—	$160,000	$—
Issuance of related party debt	—	3,000,000	—
Issuance of debt — Intershoe	6,173,292	—	—
Stock subscription receivable	530,207	—	—
Issuance of debt — lease	463,118	—	—
License acquisition costs	341,620
See accompanying notes.

BENNETT FOOTWEAR HOLDINGS, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

1.	Nature of Business and Basis of Presentation
      Bennett Footwear Group LLC (BFG), a Delaware limited liability company, was formed on October 27, 1998 to acquire a wholesale shoe business for no material consideration except for the assumption of existing obligations. As a result, the BFG ownership interest, represented by a single class of members (owners), had no assigned value and subsequent, undistributed earnings were accumulated in members’ equity.
      On May 20, 2003, the members of BFG contributed their ownership interests to a newly created holding company, Bennett Footwear Holdings, LLC (Holdings or the Company), another Delaware limited liability company and now the sole member of BFG. At the same time, each of Holdings’ owners sold some or all of their ownership interest to Heritage Partners (Heritage), a private equity investment company, and created various classes of ownership interest (see Note 10). As a result, the members of Holdings presently include Heritage, BICO Business Trust (BICO), a trust for the benefit of key management personnel, and Pentland U.S.A., Inc. (Pentland), a principal licensor to the Company.
      The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries (BFG, Bennett Footwear Acquisition LLC and Bennett Footwear Retail LLC).
      The Company designs, imports and markets full lines of women’s and children’s branded and private-label footwear to retailers throughout North America. Substantially all of the Company’s products are manufactured outside of the United States, with a significant concentration in China, Brazil and Italy.

2.	Summary of Significant Accounting Policies
Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to sales returns allowances, accounts receivable, inventory, and commissions. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
Revenue Recognition
      Revenue is recognized in accordance with Staff Accounting Bulletin (SAB), No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition. Prior to 2004, net product revenue represented wholesale sales of footwear recognized upon transfer of title at time of shipment as long as there was evidence of an arrangement, the price was fixed or determinable, and collectibility was probable. In 2004, in addition to the wholesale sales, net product revenue includes approximately $10.6 million of retail sales recognized at the time of register receipt. The Company accrues for estimated returns in accordance with Statement of Financial Accounting Standards (SFAS) No. 48, Revenue Recognition When Right of Return Exists, based on historical return levels.
      Commission income represents fees earned for creating designs and managing the development and production processes of private label footwear for certain retailers. Commission income is recognized when the retailer takes legal title to the goods. License income is recognized when the licensee or sub-licensee of Company-owned or licensed brand names reports sales of licensed products.

BENNETT FOOTWEAR HOLDINGS, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In accordance with Emerging Issues Task Force (EITF) Issue No. 00-10, Accounting for Shipping and Handling Fees, the Company has classified shipping and handling costs related to sales transactions for which they are reimbursed as revenue and cost of revenues. For the years ended December 31, 2004, 2003, and 2002, total shipping and handling fees included in net product revenue were $440,495, $418,255, and $363,789, respectively.
Comprehensive Income
      SFAS No. 130, Reporting Comprehensive Income, requires disclosure of all components of comprehensive income. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. The Company’s comprehensive income was equal to its net income for all periods presented.
Inventories
      Inventories, consisting of finished goods, are stated at the lower of cost, determined on the first-in, first-out (FIFO) method, or market. Inventories consist primarily of finished footwear products.
Advertising
      Advertising costs are expensed as incurred. Advertising expense was approximately $3,896,000, $2,560,000, and $2,572,000 for the years ended December 31, 2004, 2003 and 2002, respectively.
Property, Plant and Equipment
      Property, plant and equipment are stated at cost. Repair and maintenance costs are expensed as incurred, while renewals and betterments are capitalized. Upon disposal, the appropriate asset accounts are reduced by the related costs and accumulated depreciation, and the resulting gains and losses are reflected in the statements of operations. Depreciation is provided on the declining-balance and straight-line methods over the estimated useful lives of the related assets. Estimated useful lives are as follows:

Building and improvements	40 years
Machinery and equipment	5-10 years
Office furniture and equipment	5-7 years
Computer software	3 years
Equipment under capital leases	Lease term
Leasehold improvements	Lease term
Intangible Assets
      Specifically identifiable intangible assets, which consist of licenses and trademarks, are reported at cost, net of accumulated amortization (see Notes 4 and 5). These intangible assets are being amortized over their estimated useful lives, which range from one to seven years, at amortization rates that are proportional to each license’s estimated economic benefit to the Company. The carrying value of these intangible assets is reviewed annually by the Company, or more frequently when indicators of impairment are present, in accordance with the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long Lived Assets (SFAS 144).
      In performing its review of the recoverability of long-lived assets, including intangible assets, the Company considers several factors. These factors include the expected cash flows that an asset is expected to generate over its estimated economic life. The Company also considers whether there have been significant changes in legal factors or the overall business climate that could affect the underlying value of an asset, or whether there is an expectation that the asset will be sold or disposed of before the end of its originally

BENNETT FOOTWEAR HOLDINGS, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
estimated useful life. If, as a result of examining any of these factors, the Company concludes the carrying value of the intangible assets exceeds the estimated fair value of that asset, the Company will record an impairment charge and reduce the carrying value of that asset to its estimated fair value.
Income Taxes
      As a limited liability company, no federal income taxes are payable by the Company, and none has been provided for in the accompanying financial statements. The members include their respective share of the Company’s profits or losses in their respective tax returns, and the members are individually liable for federal income taxes on their share of the Company’s earnings. Provision has been made for income taxes due to certain states that do not recognize limited liability status for tax purposes. Deferred state taxes reflect the net tax affects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for state income tax purposes.
      As more fully describe in Note 10, the Company makes distributions to the members for, among other reasons, income taxes payable by the members due to their proportionate share of the Company’s net income.
Concentration of Credit Risk
      Financial instruments, which are stated at fair value, that potentially subject the Company to credit risk consist of trade receivables. Such credit risk is limited due to the large number of customers and their dispersion across many geographic areas. A significant amount of accounts receivable is primarily from large retail institutions and, as a result, the Company generally does not require collateral from its customers. The Company had one customer that accounted for 11% of accounts receivable at December 31, 2004. A different customer accounted for 13% of accounts receivable at December 31, 2003.
Disclosures about Segments of an Enterprise
      SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments and establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions regarding resource allocation and assessing performance. The Company has determined that it conducts its operations in one segment, the sale of footwear, with all operations in the United States. The Company’s largest customer accounted for 14% of sales in 2004 and 16% of sales in 2003 and 2002.
Recent Accounting Pronouncement
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4 (SFAS 151). SFAS 151 is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. The FASB and the IASB noted that ARB 43, Chapter 4 and IAS 2, “Inventories,” require that abnormal amounts of idle freight, handling costs, and wasted materials be recognized as period costs; however, the Boards noted that differences in the wording of the two standards could lead to inconsistent application of those similar requirements. The FASB concluded that clarifying the existing requirements in ARB 43 by adopting language similar to that used in IAS 2 is consistent with its goals of improving financial reporting in the United States and promoting convergence of accounting standards internationally. Adoption of SFAS 151 is required for fiscal years beginning after June 15, 2005. The provisions of SFAS 151 will be applied prospectively. The Company is currently in the process of evaluating the impact that SFAS 151, but does not believe it will have a material impact on the results of operations and financial position of the Company.

BENNETT FOOTWEAR HOLDINGS, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Financial Instruments
      In 2004, the Company began using forward exchange contracts to manage some of its foreign currency exposure on merchandise purchased in Euros. The forward exchange contracts entered into by the Company do not meet hedge accounting criteria as defined by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133), as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and, accordingly, are marked to market each period, with the resulting gains or losses recognized in other expense. There were forward exchange contracts outstanding at December 31, 2004 with a notional value of 594,822 Euros or $831,000, which approximates fair value.

4.	Business Combinations
      Effective February 14, 2004, the Company acquired the U.S. wholesale and retail operations of Intershoe, Inc. (Intershoe) to expand its portfolio of brands. Intershoe designs, imports and markets women’s and men’s footwear to retailers throughout North America, primarily under the Via Spiga and Nickels tradenames. In addition, Intershoe sells products through Via Spiga retail stores. Fourteen store leases were assigned to the Company based on terms of the asset purchase agreement. The acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141, Business Combinations. The purchase price, including acquisition costs, was approximately $22.3 million. The gross purchase price was funded through $16.1 million of cash and a $6.2 million Seller Note. The results of Intershoe’s operations have been included in the accompanying consolidated financial statements since the date of the acquisition.
      All acquired assets and assumed liabilities of Intershoe’s U.S. wholesale and retail businesses have been recorded in the Company’s consolidated balance sheets based on their estimated fair values at the date of acquisition, taking into account required purchase accounting adjustments. Identifiable intangible assets approximated $6.6 million for trademarks that have an indefinite life and $359,019 for licensor contracts that are being amortized over the contract lives. Accumulated amortization of such contracts was approximately $334,000 at December 31, 2004. The following represents the allocation of the purchase price:

Current assets	$21,298,932
Trademarks	6,614,738
Property, plant and equipment	1,552,910
License contracts	359,019
Deferred financing fees	152,179
Current liabilities	(7,679,864)

Total	$22,297,914

      The pro forma effect of the acquisition on the combined results of operations for fiscal 2004 was not material as Intershoe was acquired in February 2004. If the acquisition had occurred at the beginning of fiscal 2003, unaudited pro forma net revenue would have been $156,256,000 and unaudited pro forma net income would have been $12,530,000. The pro forma information does not necessarily reflect the results of operations that would have occurred had the Company and Intershoe operated as a single entity during such period.

5.	Acquisition of Etienne Aigner License
      On September 15, 2003, the Company entered into an exclusive, seven-year licensing agreement with Etienne Aigner, Inc. (Aigner) to market and sell products bearing certain trademarks owned by Aigner. The agreement will automatically extend for an additional seven years, unless earlier terminated. Under the agreement, the Company is required to pay Aigner a royalty fee, an advertising fee and a licensee advertising fee, all as stated as percentages of net sales of the licensed products. Regardless of the level of licensed product sales, the agreement provides for a minimum royalty, advertising fee and licensee advertising fee.

BENNETT FOOTWEAR HOLDINGS, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
During December 2004, the license agreement was amended with respect to the fee schedule. The minimum fees, as amended, are as follows:

			Licensee
Year Ending December 31,	Royalties	Advertising	Advertising

2004	$2,500,000	$250,000	$250,000
2005	2,337,500	233,750	233,750
2006	2,615,500	261,550	261,550
2007	2,844,025	284,402	284,402
2008	3,232,575	323,257	323,257
2009	3,276,700	327,670	327,670
2010	3,315,700	331,570	331,570

Total	$20,122,000	$2,012,199	$2,012,199

      The agreement provided that the 2004 minimum royalty fees of $2,500,000 were required to be paid prior to December 31, 2003, and are included in prepaid royalties at December 31, 2003.
      As part of the license agreement, the Company purchased $5.5 million of existing inventory and $400,000 of property, plant and equipment. In addition, the Company agreed to assume certain obligations, including a real estate lease (see Note 8), and incurred transaction costs that collectively totaled approximately $3.1 million. These costs were capitalized as part of the license value and are being amortized over the term of the license agreement. In November 2004, the Company subleased the space assumed in connection with the license agreement and was able to finalize the lease obligation. As a result, the Company increased the license value and the respective lease obligation by $341,620. Accumulated amortization was approximately $414,000 at December 31, 2004.
      The Company also entered into a services agreement with Aigner that required monthly payments of approximately $242,000, that was terminated in October 2004.

6.	Related-Party Transactions
      The Company has an exclusive licensing agreement with Fashion Shoe Licensing LLC (the Licensor), an affiliate of Pentland, a member of Holdings, to market and sell products bearing certain trademarks owned by Licensor. Under the agreement, that expires December 31, 2019, the Company pays the Licensor a royalty based on net sales of the licensed products in the United States, Canada, and Mexico.
      Effective January 1, 2002, as a result of making certain minimum royalty payments to the Licensor, the Company obtained a 25% interest in the Licensor without additional consideration. As the Licensor’s operations are generally limited to royalty payments made by the Company under the agreement described above, the Company’s share of the Licensor income was recorded as a reduction to royalty expense in the accompanying statements of income and not as income from an equity investment.
      In connection with the May 20, 2003 transactions described in Note 1, the licensing agreement was amended such that the Company no longer owned a 25% interest in the Licensor and, therefore, royalty expense is recorded without benefit of such reduction effective May 20, 2003. During 2004, 2003 and 2002, royalty expense approximated $6,209,000, $5,426,000 and $5,613,000, respectively, and was included in the cost of product revenue.
      The Company had a facilities lease obligation with R & L Realty Trust, which is affiliated with one of the members of Holdings. The lease was terminated in June 2004 when the property was sold to an independent party. The lease required annual rent of $270,000 through 2005.

BENNETT FOOTWEAR HOLDINGS, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company utilizes the services of an agent in Taiwan to assist with generating commission income. Prior to May 20, 2003, this agent was an affiliate of one of the shareholders of BICO. The commission income earned from transactions associated with this entity approximated $4,800,000 and $3,100,000 for the years ended December 31, 2003 and 2002, respectively.
      As described in Note 8, the Company has notes payable to BICO, that, in turn, has notes payable to two officers and its commission agent in Taiwan.
      In 2004, the Company began utilizing the services of an affiliate of one of the members of the Company for sourcing products in China. Payments made to this agent for the year ended December 31, 2004 were $4,483,000.

7.	Property, Plant and Equipment
      At December 31, 2004 and 2003, property, plant and equipment consisted of the following:

	2004	2003

Office furniture and equipment	$1,233,786	$1,181,930
Machinery and equipment	580,095	400,284
Computer software	354,190	285,182
Leasehold improvements	2,437,141	868,522

	4,605,212	2,735,918
Less accumulated depreciation	1,610,301	1,698,186

Property, plant and equipment net	$2,994,911	$1,037,732

8.	Notes Payable
      At December 31, 2004 and 2003, notes payable consisted of the following:

	2004	2003

Bank term loan	$7,697,207	$8,833,333
Note payable to Intershoe	5,976,794	—
Notes payable to BICO	3,000,000	3,000,000
Other notes payable	225,388	267,244

	16,899,389	12,100,577
Less current portion	5,408,204	2,041,856

	$11,491,185	$10,058,721

Bank Term Loan
      In June 2001, the Company borrowed $6,000,000 from a bank under a term loan payable in 35 monthly installments of $125,000 and a balloon payment totaling $1,625,000 in June 2004. Interest was payable monthly at the current prime rate plus .5% (4.75% December 31, 2002) on the outstanding balance.
      In May 2003, the Company refinanced the term loan and borrowed $10,000,000 under a new bank term loan payable in 60 monthly installments of $166,667. On each anniversary of the term loan agreement, the Company may be required to remit an additional principal payment equal to the excess of the Company’s annual cash flow over specific cash disbursements, all defined as Excess Cash Flow in the agreement. Proceeds from the loan were used to repay the existing bank term loan balance, related party notes outstanding at the time, and to fund, in part, the distributions to members of Holdings described below.

BENNETT FOOTWEAR HOLDINGS, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In March 2004, the Company amended the term loan agreement and was advanced an additional $5,000,000 for a total term loan availability of $15,000,000. The outstanding balance of the term loan after the advance was $13,333,333. In May 2004, the Company made an additional $3,233,125 principal payment under the Excess Cash Flow requirement noted above. The balance at December 31, 2004 is payable in monthly installments of $267,000 through May 2007. Interest is payable monthly on the outstanding balance at the bank’s base margin rate plus 1% or the Libor rate plus 3.5% (6% at December 31, 2004).

Note Payable to Intershoe
      In conjunction with the purchase of Intershoe in 2004, the Company issued a non-interest bearing promissory note in the amount of $6,173,292. Principal in the amount of $2,173,292 is due on March 11, 2005 and the remainder is due on March 11, 2006. The note discount of $392,120 (4% interest rate) is being amortized over the life of the note. In 2004 amortization expense was $195,622 and is included in interest expense.

Notes Payable to BICO
      In connection with the transactions on May 20, 2003, as described in Note 1, the Company issued notes totaling $3,000,000 for a portion of the purchase price. The notes provide for monthly interest payments of $11,666 through maturity in May 2006 and bear interest at a weighted-average interest rate of 4.7% per annum. The notes are unsecured and subordinate to all other Company debt.

Other Notes Payable
      In connection with the formation of BFG in 1998, the Company issued subordinated notes totaling $8,000,000 payable to Pentland and $3,500,000 payable to other members of BFG. The notes bore no interest through November 13, 2001, at which date, interest of 8% began accruing. At that time, using proceeds of the term loan and line of credit described above, the Company prepaid approximately $8,625,000 of the principal of these notes. As a result of this prepayment, the required monthly payments beginning in December 2001 were approximately $125,000. By May 2003, all such notes had been repaid.
      Other notes payable at December 31, 2004 and 2003 consist of a note payable to the landlord of one of the Company’s warehouse facilities for leasehold improvements funded by the landlord. The note was issued in 2002 in the amount of $330,000. Monthly payments of approximately $5,000 representing principal and interest at 8% per annum are due each month through maturity in May 2009.
      Approximate annual maturities of notes payable at December 31, 2004 are as follows:

2005	$5,408,000
2006	10,071,000
2007	1,342,000
2008	58,000
2009	20,000

$16,899,000

      All of the notes payable are subordinated to borrowings under the Company’s line of credit arrangement described in Note 9.
      Debt issuance costs of $551,000 are being amortized on the straight-line method over the five-year bank term loan. Accumulated amortization is $159,824 and $51,625 at December 31, 2004 and 2003, respectively.

BENNETT FOOTWEAR HOLDINGS, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Line of Credit
      Effective June 30, 2004, the Company amended its existing line of credit arrangement to include various credit facilities up to $40,000,000, subject to certain collateral calculations and financial covenants as defined in the agreement, through May 20, 2008.
      The maximum availability in excess of amounts outstanding as of December 31, 2004 was approximately $10,817,000. Advances under this agreement are secured by all assets of the Company. Interest is payable monthly at the bank’s base margin rate (5%, 4%, and 4.25% at December 31, 2004, 2003 and 2002, respectively) on the outstanding balance.
      The line of credit and bank term loan (described in Note 8) are subject to certain covenants that require the maintenance of certain financial ratios, as defined, and that limit the amount of capital expenditures, or net loss the Company may incur during specific periods. The most restrictive of these covenants requires the maintenance of a minimum debt service coverage ratio of 2.0:1. At December 31, 2004, the Company was in compliance with all covenants.
      The Company has outstanding letters of credit totaling approximately $1,605,000 at December 31, 2004, issued to landlords as security deposits for leased property and to an insurance company for a U.S. Customs Service bond.

10.	Members’ Equity
Exchange of Members’ Equity Interests
      As discussed in Note 1, on May 20, 2003, the members (owners) of BFG contributed their ownership interests to Holdings in exchange for Holdings ownership interests represented by Preferred Units and Common A Units. The following is a description of these units:
      Preferred Units are redeemable only by the Company or upon the sale of the Company or an initial public offering of the ownership of the Company (a Triggering Event). Each unit will be redeemed for $1,000 plus accrued, but unpaid, dividends at an annual rate of 12% compounded daily. The Preferred Units have preference in a liquidation of the Company for the same value as a redemption. Dividends in arrears, net of income tax distributions (see below), was $2,642,000 at December 31, 2004.
      Common A Units have no special or preferential rights or privileges and, in effect, represent the underlying equity ownership of the Company. There are three classes of Common A Units, A-1, A-2 and A-3. One class of Common A Units, A-3, may be forfeited, in whole or in part, if, upon a Triggering Event, the value of the Company does not equal certain predetermined, minimum thresholds. Based upon the anticipated sale of the Company discussed in Note 14, no A-3 Common Units will be forfeited.
      The following Preferred and Common A Units were issued in exchange for the BFG members’ units:

Preferred Units	20,819
Common A Units
A-1	121,562
A-2	1,188,038
A-3	145,688
      At the same time, the former BFG owners sold some or all of their ownership interests to Heritage and the Company repurchased 455,288 A-2 Units for $15,714,043.

BENNETT FOOTWEAR HOLDINGS, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Common B Units
      At the time of the establishment of Holdings, the Company granted 20,408 Common B Units to certain key employees who previously held no ownership interests in BFG. The Company granted an additional 3,732 Common B Units in 2004. The Common B Units are redeemable for cash based upon the value of the Company at a Triggering Event in excess of the value of the Company at the grant date of the Common B Units. If the unit holder ceases to be an employee before such a Triggering Event, the value of a unit will be based upon a formula utilizing the historical operating results of Holdings. As a result, the Common B Units are considered to be equivalent to equity appreciation rights and their current value ($1,871,951 at December 31, 2004) has been charged to general and administrative expense as incentive compensation in the accompanying financial statements. The Common B Units had no value at December 31, 2003.
Income Tax Distributions
      As stated in Note 2, the Company is a limited liability company and has no obligation to pay federal income taxes, as well as many, but not all, state income taxes. As a result, based upon terms and conditions included in the Holdings ownership agreement, the members of Holdings are entitled to distributions from the Company for individual federal and state income tax liabilities. Moreover, even though the Preferred Unit dividend is payable only under certain circumstances noted above, the annual dividend is considered income to the holders for income tax purposes. Accordingly, the Holdings ownership agreement requires the Company to annually distribute the estimated income tax liability for such dividends, currently 42.5% of the dividend value. In January 2005, the Company made additional distributions totaling $1.9 million related to estimated income taxes payable by the members for the year ended December 31, 2004.
Additional Contributions
      In connection with the Intershoe acquisition (see Note 4), the members agreed to contribute $9,000,000 of additional capital to Holdings. As a result, the Company issued an additional 3,806 Preferred Units for $3,806,000, and an additional 182,816 Common A units for $5,194,000. At December 31, 2004, BICO owed $530,207 of such contribution, which is recorded as a unit subscription receivable in members’ equity in the accompanying financial statements.

11.	Retirement Plan
      The Company has a 401(k) retirement plan covering substantially all employees. Under the terms of the plan, the Company matches a percentage of an employee’s contributions, up to a certain percent of the employee’s salary. The Company contributed approximately $164,000, $128,000 and $131,000 to the plan for the years ended December 31, 2004, 2003 and 2002, respectively.

12.	Cash Flow Information
      During 2004, 2003 and 2002, the following approximate cash payments were made:

	2004	2003	2002

Interest	$2,066,000	$967,000	$935,000
Income taxes	745,000	782,000	829,000

13.	Commitments
Leases
      The Company is obligated under several operating leases for automobiles, as well as various lease agreements for office space, retail locations, office equipment and showroom facilities. All of the leases are

BENNETT FOOTWEAR HOLDINGS, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
operating leases that expire at various times through 2013. Most of the facilities leases contain renewal options and provide for payments of minimum annual rentals plus additional payments for taxes, utilities and maintenance. The most significant leases are those for showroom facilities, which is a 16-year lease with no renewal option, one of the retail locations, which is a ten-year lease with an option to renew for another five years and the corporate headquarters lease, which is a seven-year lease with an option to renew for another five years.
      For leases with initial or remaining noncancelable terms in excess of one year as of December 31, 2004, the future annual minimum payments are as follows:

2005	$4,361,000
2006	4,323,000
2007	4,185,000
2008	3,927,000
2009	3,162,000
Thereafter	7,068,000

$27,026,000

      The above schedule includes future payments, net of sublease rental income, required under the accrued lease obligation assumed in the Aigner license agreement (see Note 5). Rent expense under these agreements approximated $3,706,000, $1,236,000, and $1,060,000 for the years ended December 31, 2004, 2003 and 2002, respectively.
Executive Compensation
      On May 20, 2003, employment agreements were entered into with key executives. In addition to annual salary and performance bonus amounts, the executives will receive aggregate annual payments of $1,250,000 on each of the first two anniversaries of the agreement. At December 31, 2004 and 2003, accrued expenses included $729,000 for such payments.

14.	Subsequent Event
      On March 14, 2005, the Company signed a definitive agreement to be acquired by Brown Shoe Company, Inc. for $205 million. The transaction is expected to close in April 2005.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.
Indemification of Directors and Officers of the Issuer
      The following summary is qualified in its entirety by reference to the complete text of Sections 715, 717 and 721 through 725 of the New York Business Corporation Law and the certificate of incorporation and the bylaws of Brown Shoe Company, Inc. (the “Company”).
      New York law authorizes a corporation to indemnify any person made, or threatened to be made, a party to any action or proceeding, civil or criminal, other than a shareholders’ derivative action, by reason of being a director or officer of the corporation or serving any other entity in any capacity (at the request of the corporation), against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees, in connection therewith, if such director or officer acted in good faith, for a purpose he or she reasonably believed to be in, or, in the case of service to any other entity, not opposed to, the best interests of the corporation and, in criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. A corporation may indemnify any person made, or threatened to be made, a party to a shareholders’ derivative action, in the circumstances and to the extent described in the preceding sentence, except that in such case no indemnification shall be made for a threatened action, or a pending action which is settled or otherwise disposed of, or any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent the court finds that such person is fairly and reasonably entitled to such indemnification. Any person who has been successful, on the merits or otherwise, in the defense of a civil or criminal proceeding as described above in this paragraph, shall be entitled to indemnification under New York law.
      New York law provides that its statutory provisions relating to indemnification shall not be exclusive of any other indemnification to which a director or officer may be entitled by reason of the certificate of incorporation, bylaws, or, if authorized by the certificate or bylaws, by reason of a resolution of the stockholders or the directors as of an agreement with the corporation, provided that no indemnification may be made to or on behalf of an officer or director if a final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action adjudicated, or that such officer or director personally gained a financial profit or other advantage to which he or she was not legally entitled.
      The bylaws of the Company provide that the Company shall indemnify any director and officer, and may indemnify any employee or agent, of the Company, or of any other entity if requested by the Company to serve as such, against any claim, liability or expense incurred as a result of such service, to the maximum extent permitted by law. To the extent that such employee or agent has been successful in the defense of a civil or criminal proceeding arising out of such service, such employee or agent shall be entitled to such indemnification. The bylaws also provide that such indemnification is not exclusive of any other indemnification to which such director, officer, employee or agent might be entitled, and authorize the Company to enter into agreements with any such director, officer, employee or agent, providing such rights of indemnification as the Board of Directors deems appropriate, provided that any such agreement shall not provide for indemnification of such a director or officer if a judgment or other final adjudication adverse to such director or officer establishes that his or her acts were committed in bad faith or were the result of active or deliberate dishonesty and were material to the cause of action adjudicated, or that he or she personally gained a financial profit or other advantage to which such director or officer was not legally entitled. Finally, the Company may purchase and maintain insurance to indemnify any such director, officer, employee or agent, to the maximum extent allowed by law, whether or not the Company would otherwise have the power to indemnify such person.
      The directors and officers of the Company are insured under a policy of directors’ and officers’ liability insurance.

Indemification of Directors and Officers of Guarantors
      The following summaries are qualified in their entirety by reference to the complete text of any statutes referred to below and the certificate of incorporation and the bylaws or similar organizational documents of the applicable guarantor of the exchange notes.
Delaware Corporate Guarantor
      Brown Shoe International Corp. (“Brown International”) is a Delaware corporation. The Delaware General Corporation Law provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine that, despite such adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.
      The bylaws of Brown International provide that Brown International shall have the power to indemnify to the full extent authorized by law any director, officer, employee or agent against any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of Brown. Further, the Articles of Incorporation of Brown International state that the board of directors of Brown International may cause Brown International to purchase and maintain insurance on behalf of any director, officer, employee or agent of Brown International, or is or was serving at the request of Brown International or for its benefit as a director, officer, employee or agent of any other corporation, or as the representative of Brown International, against any expense, liability or loss asserted against or incurred by any such person in any such capacity or arising out of any such status, whether or not Brown International would have the power to indemnify such person against such expense, liability or loss.
      Directors or officers of Brown Shoe International Corp. who are directors or officers of Brown Shoe Company, Inc. or its affiliates may also be entitled to indemnification pursuant to the charter documents of such companies or under the provisions of agreements with such companies providing indemnification to them since they serve as directors or officers of the Brown Shoe International Corp. at the request of Brown Shoe Company, Inc. or its affiliates, as the case may be. Brown Shoe Company, Inc. maintains a policy of insurance under which the directors and officers of Brown Shoe International Corp. are insured, subject to the limits of the policy, against certain losses, as defined in the policy, arising from claims made against such directors and officers by reason of any wrongful acts, as defined in the policy, in their respective capacities as directors or officers.
Missouri Corporate Guarantors
      Sidney Rich Associates, Inc. and Buster Brown & Co. (collectively, the “Missouri Guarantors”) are each a Missouri corporation. Section 351.355(1) of the Revised Statutes of Missouri provides that a corporation may indemnify a director, officer, employee or agent of the corporation in any action, suit or proceeding other than an action by or in the right of the corporation, against expenses (including attorneys’ fees), judgments, fines and settlement amounts actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. Section 351.355(2) provides that the corporation may indemnify any such person in any action or suit by or in the right of the corporation against expenses (including attorneys’ fees) and settlement amounts actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that he may not be indemnified in respect of any matter in which he has been adjudged liable for negligence or misconduct in the performance of his duty to the corporation, unless authorized by the court. Section 351.355(3) provides that a corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the action, suit or proceeding if he has been successful in defense of such action, suit or proceeding and if such action, suit or proceeding is one for which the corporation may indemnify him under Section 351.355(1) or (2). Section 351.355(7) provides that a corporation shall have the power to give any further indemnity to any such person, in addition to the indemnity otherwise authorized under Section 351.355, provided such further indemnity is either (i) authorized, directed or provided for in the articles of incorporation of the corporation or any duly adopted amendment thereof or (ii) is authorized, directed or provided for in any by-law or agreement of the corporation which has been adopted by a vote of the stockholders of the corporation, provided that no such indemnity shall indemnify any person from or on account of such person’s conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.
      The bylaws of each of the Missouri Guarantors state that the respective Missouri Guarantor shall indemnify any director, officer, employee or agent against any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to the fullest extent provided by law. Further, the bylaws of each of the Missouri Guarantors state that the board of directors of the applicable Missouri Guarantor shall have the power to cause such Missouri Guarantor to purchase and maintain insurance on behalf of any director, officer, employee or agent against any liability incurred in any such capacity, arising out of his/her status as such, whether or not such Missouri Guarantor would have the power to indemnify him against such liability under the provisions of their respective bylaws.
      Directors or officers of the Missouri Guarantors who are directors or officers of Brown Shoe Company, Inc. or its affiliates may also be entitled to indemnification pursuant to the charter documents of such companies or under the provisions of agreements with such companies providing indemnification to them since they serve as directors or officers of the Missouri Guarantors at the request of Brown Shoe Company, Inc. or its affiliates, as the case may be. Brown Shoe Company, Inc. maintains a policy of insurance under which the directors and officers of the Missouri guarantors are insured, subject to the limits of the policy, against certain losses, as defined in the policy, arising from claims made against such directors and officers by reason of any wrongful acts, as defined in the policy, in their respective capacities as directors or officers.
Pennsylvania Corporate Guarantor
      Brown Group Retail, Inc. (“Brown Retail”) is a Pennsylvania corporation. Sections 1741 and 1742 of the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”) provide that a business corporation may indemnify directors and officers against liabilities they may incur as such provided that the particular person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In general, the power to indemnify under these sections does not exist in the case of actions against a director or officer by or in the right of the corporation if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for specified expenses. The corporation is required to indemnify directors and officers against expenses they actually and reasonably incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions.
      Section 1713 of the PBCL permits the shareholders to adopt a bylaw provision relieving a director (but not an officer) of personal liability for monetary damages except where (i) the director has breached the applicable standard of care, and (ii) such conduct constitutes self-dealing, willful misconduct or recklessness. The statute provides that a director may not be relieved of liability for the payment of taxes pursuant to any federal, state or local law or responsibility under a criminal statute.
      Section 1746 of the PBCL grants a corporation broad authority to indemnify its directors, officers and other agents for liabilities and expenses incurred in such capacity, except in circumstances where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

      The bylaws of Brown Retail state that Brown Retail shall indemnify any director or officer, and may indemnify any employee or agent of Brown Retail or any other entity, if requested by Brown Retail to serve in such capacity, against any claim, liability or expense incurred as a result of such service, to the maximum extent permitted by law. To the extent that such employee or agent has been successful in the defense, on the merits or otherwise, of a civil or criminal proceeding arising out of such service, such employee or agent shall be entitled to such indemnification. The bylaws also provide that such indemnification shall not be deemed exclusive of any other rights to which any director, officer, employee or agent of Brown Retail might be entitled, both as to action in an official capacity and as to action in another capacity while holding such office. The bylaws further authorize Brown Retail to enter into agreements with any such director, officer, employee or agent, providing such rights of indemnification as the board of directors deems appropriate, provided that any such agreement shall not provide for indemnification of such a director or officer if a judgment or other final adjudication adverse to such director or officer establishes that his or her acts were committed in bad faith or were the result of active or deliberate dishonesty and were material to the cause of action adjudicated, or that he or she personally gained a financial profit or other advantage to which such director or officer was not legally entitled. Finally, pursuant to its bylaws, Brown Retail may purchase and maintain insurance to indemnify any such director, officer, employee or agent, to the maximum extent allowed by law, whether or not Brown Retail would otherwise have the power to indemnify such person.
      Directors or officers of Brown Retail who are directors or officers of Brown Shoe Company, Inc. or its affiliates may also be entitled to indemnification pursuant to the charter documents of such companies or under the provisions of agreements with such companies providing indemnification to them since they serve as directors or officers of Brown Retail at the request of Brown Shoe Company, Inc. or its affiliates, as the case may be. Brown Shoe Company, Inc. maintains a policy of insurance under which the directors and officers of Brown Retail are insured, subject to the limits of the policy, against certain losses, as defined in the policy, arising from claims made against such directors and officers by reason of any wrongful acts, as defined in the policy, in their respective capacities as directors or officers.

Delaware Limited Liability Company Guarantors
      Bennett Footwear Group LLC (“Bennett Group”) and Bennett Footwear Retail LLC (“Bennett Retail”) are each a Delaware limited liability company. Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to specified standards and restrictions, if any, as are set forth in the limited liability company agreement, a limited liability company shall have the power to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.
      The limited liability company agreement of each of Bennett Group and Bennett Retail provides that, the limited liability company, its receiver or its trustee shall indemnify, save harmless, and pay all judgments and claims against the officers, if any, relating to any liability or damage incurred by reason of any act performed or omitted to be performed by such officer in connection with the business of the limited liability company, including attorneys’ fees incurred in connection with the defense of any action based upon such action or omission, as permitted by law. The attorneys’ fees may be paid as incurred.
      Officers of Bennett Group or Bennett Retail who are directors or officers of Brown Shoe Company, Inc. or its affiliates may also be entitled to indemnification pursuant to the charter documents of such companies or under the provisions of agreements with such companies providing indemnification to them since they serve as officers of Bennett Group or Bennett Retail at the request of Brown Shoe Company, Inc. or its affiliates, as the case may be. Brown Shoe Company, Inc. maintains a policy of insurance under which the officers of Bennett Group and Bennett Retail are insured, subject to the limits of the policy, against certain losses, as defined in the policy, arising from claims made against such officers by reason of any wrongful acts, as defined in the policy, in their respective capacities as officers.

Canadian Corporate Guarantor
      Brown Shoe Company of Canada Ltd (“Brown Canada”) is a corporation organized under the laws of Canada. The Canada Business Corporations Act (the “Act”) provides generally that a corporation may indemnify a director or officer against all costs, charges and expenses of any civil, criminal, administrative, investigative or other proceeding to which he or she is made a party by reason of being a director or officer, where the director or officer acted honestly and in good faith with a view to the best interests of the corporation and, in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, the director or officer had reasonable grounds for believing that his or her conduct was lawful. Where such an officer or director was not judged by the court or other competent authority to have committed any fault or omitted to do anything he or she ought to have done, such officer or director is entitled to indemnification from the corporation for such costs, charges and expenses which were reasonably incurred by the officer or director in connection with the defense of any civil, criminal, investigative or other proceeding to which he or she was subject by reason of being a director or officer.
      By-Law No. 1 of Brown Canada states that Brown Canada shall indemnify a director or officer against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding that is brought with respect to such director’s or officer’s service in such capacity, if such director or officer acted honestly and in good faith with a view to the best interests of Brown Canada, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such director of officer had reasonable grounds for believing that his conduct was lawful.
      Directors or officers of Brown Canada who are directors or officers of Brown Shoe Company, Inc. or its affiliates may also be entitled to indemnification pursuant to the charter documents of such companies or under the provisions of agreements with such companies providing indemnification to them since they serve as directors or officers of Brown Canada at the request of Brown Shoe Company, Inc. or its affiliates, as the case may be. Brown Shoe Company, Inc. maintains a policy of insurance under which the directors and officers of Brown Canada are insured, subject to the limits of the policy, against certain losses, as defined in the policy, arising from claims made against such directors and officers by reason of any wrongful acts, as defined in the policy, in their respective capacities as directors or officers.

Item 21.	Exhibits.

2.1	Securities Purchase Agreement by and among Brown Shoe Company, Inc. and Heritage Fund III, L.P., Heritage Fund IIIA, L.P., Heritage Investors III, L.P., BICO Business Trust, Pentland U.S.A., Inc., Donna Siciliano, Michael Smith, Bruce Ginsberg, Hal Parton, Gregg Ribatt, Bennett Footwear Holdings, LLC, Bennett Footwear Group LLC, Bennett Footwear Acquisition LLC, Bennett Footwear Retail LLC and Bennett Investment Corporation dated as of March 14, 2005, incorporated herein by reference to Exhibit 2(a) to Brown Shoe Company, Inc.’s Form 10-K for the year ended January 29, 2005.

2.2	Earnout Agreement by and among the Heritage Fund III, L.P., Heritage Fund IIIA, L.P. and Heritage Investors III, L.L.C. (collectively, ‘Heritage”), BICO Business Trust (‘BICO”), Pentland U.S.A., Inc. (‘Pentland”), Donna Siciliano and Michael Smith, Heritage Partners Management Company, LLP, as representative, and Brown Shoe Company, Inc. dated as of April 22, 2005, incorporated by reference to Exhibit 2.2 to Brown Shoe Company Inc.’s Form 8-K dated April 26, 2005.

3.1	Certificate of Incorporation of Brown Shoe Company, Inc. incorporated herein by reference to Exhibit 3(a) to Brown Shoe Company, Inc.’s Quarterly Report on Form 10-Q for the quarter ended May 4, 2002.

3.2	Bylaws of Brown Shoe Company, Inc. as amended through February 5, 2004, incorporated herein by reference to Exhibit 3(b) to Brown Shoe Company, Inc.’s Form 10-K dated January 31, 2004.

3.3	Certificate of Incorporation of Brown Shoe International Corp.

3.4	Bylaws of Brown Shoe International Corp.

3.5	Articles of Incorporation of Sidney Rich Associates, Inc., as amended

3.6	Bylaws of Sidney Rich Associates, Inc.

3.7	Articles of Incorporation of Brown Group Retail, Inc., as amended

3.8	Bylaws of Brown Group Retail, Inc.

3.9	Articles of Incorporation of Buster Brown & Co., as amended

3.10	Bylaws of Buster Brown & Co.

3.11	Certificate of Amalgamation of Brown Shoe Company of Canada Ltd

3.12	By-laws of Brown Shoe Company of Canada Ltd

3.13	Certificate of Formation of Bennett Footwear Group LLC

3.14	Amended and Restated Limited Liability Company Agreement of Bennett Footwear Group LLC

3.15	Certificate of Formation of Bennett Footwear Retail LLC

3.16	Limited Liability Company Agreement of Bennett Footwear Retail LLC

4.1	Rights Agreement dated as of March 7, 1996 between Brown Shoe Company, Inc. and First Chicago Trust Company of New York, which includes as Exhibit A the form of Rights Certificate evidencing Brown Shoe Company, Inc.’s Common Stock Purchase Rights, incorporated herein by reference to Exhibit 4 to Brown Shoe Company, Inc.’s Form 8-K dated March 8, 1996.

4.2	Amendment to Rights Agreement between Brown Shoe Company, Inc. and First Chicago Trust Company of New York, dated as of July 8, 1997, effective August 11, 1997, incorporated herein by reference to Exhibit 4(a) to Brown Shoe Company, Inc.’s Form 8-K dated August 8, 1997.

4.3	Second Amendment to Rights Agreement between Brown Shoe Company, Inc., First Chicago Trust Company of New York and EquiServe Trust Company, N.A., dated and effective as of December 6, 2001, incorporated herein by reference to Exhibit 4(a)(ii) to the Brown Shoe Company, Inc.’s Form 10-Q for the quarter ended November 3, 2001.

4.4	Indenture between Brown Shoe Company, Inc. and SunTrust Bank, as Trustee, relating to 8.75% Senior Notes due 2012, incorporated by reference to Exhibit 4.1 to Brown Shoe Company’s Form 8-K dated April 26, 2005.

4.5	Form of 8.75% Senior Note due 2012 (included in Exhibit 4.4)

4.6	Amended and Restated Credit Agreement, dated as of July 21, 2004, among Brown Shoe Company, Inc., as Borrower, Bank of America, N.A., as lead issuing bank, lead arranger, administrative agent, and collateral agent, LaSalle Bank, National Association, as syndication agent, Wells Fargo Foothill, LLC as documentation agent and the other financial institutions party thereto, as lenders, incorporated herein by reference to Exhibit 10.1 to Brown Shoe Company, Inc.’s Form 8-K dated July 21, 2004.

4.7	First Amendment dated as of March 14, 2005, to the Amended and Restated Credit Agreement among Brown Shoe Company, Inc., as lead borrower for itself and on behalf of certain of its subsidiaries, and Bank of America, N.A., as administrative agent and collateral agent, LaSalle Bank, National Association, as syndication agent, Wells Fargo Foothill, LLC, as documentation agent, and the other financial institutions party thereto, as lenders, and the Security Agreement, incorporated herein by reference to Exhibit 10.1 to Brown Shoe Company, Inc.’s Form 8-K dated March 14, 2005.

5.1	Opinion of Bryan Cave LLP.

10.1	Fourth Amendment to the Brown Group, Inc. Executive Retirement Plan, amended and restated as of January 1, 1998, incorporated herein by reference to Exhibit 10(a) to Brown Shoe Company, Inc.’s Form 10-K for the year ended January 29, 2000.

10.2	Fifth Amendment to the Brown Group, Inc. Executive Retirement Plan, dated January 7, 2000, incorporated herein by reference to Exhibit 10(a)(i) Brown Shoe Company, Inc.’s Form 10-K for the year ended January 29, 2000.

10.3	Stock Option and Restricted Stock Plan of 1994, as amended, incorporated herein by reference to Exhibit 3 to Brown Shoe Company’s definitive proxy statement dated April 17, 1996.

10.4	Stock Option and Restricted Stock Plan of 1998, incorporated herein by reference to Exhibit 2 to Brown Shoe Company’s definitive proxy statement dated April 24, 1998.

10.5	Incentive and Stock Compensation Plan of 1999, incorporated herein by reference to Exhibit 2 to Brown Shoe Company Inc.’s definitive proxy statement dated April 26, 1999.

10.6	Amendment to Incentive and Stock Compensation Plan of 1999, dated May 27, 1999, incorporated herein by reference to Exhibit 10(e)(i) to Brown Shoe Company, Inc.’s Form 10-K for the year ended January 29, 2000.

10.7	First Amendment to the Incentive and Stock Compensation Plan of 1999, dated January 7, 2000, incorporated herein by reference to Exhibit 10(e)(ii) to Brown Shoe Company, Inc.’s Form 10-K for the year ended January 29, 2000.

10.8	Incentive and Stock Compensation Plan of 2002, incorporated herein by reference to Exhibit C to Brown Shoe Company, Inc.’s definitive proxy statement dated April 16, 2002.

10.9	Employment Agreement, dated October 5, 2000, between Brown Shoe Company, Inc. and Ronald A. Fromm, incorporated herein by reference to Exhibit 10(f) to Brown Shoe Company, Inc.’s Form 10-Q for the quarter ended October 28, 2000.

10.10	Severance Agreement, dated January 21, 2002, between Brown Shoe Company, Inc. and Joseph W. Wood, incorporated herein by reference to Exhibit 10(g) to Brown Shoe Company, Inc.’s Form 10-K for the year ended February 1, 2003.

10.11	Severance Agreement, dated October 5, 2000, between Brown Shoe Company, Inc. and Gary M. Rich, incorporated herein by reference to Exhibit 10(i) to Brown Shoe Company, Inc.’s Form 10-Q for the quarter ended October 28, 2000.

10.12	Severance Agreement, dated October 5, 2000, between Brown Shoe Company, Inc. and David H. Schwartz, incorporated herein by reference to Exhibit 10(j) to Brown Shoe Company, Inc.’s Form 10-Q for the quarter ended October 28, 2000.

10.13	Severance Agreement, dated October 5, 2000, between Brown Shoe Company, Inc. and Andrew M. Rosen, incorporated herein by reference to Exhibit 10(k) Brown Shoe Company, Inc.’s Form 10-K for the year ended February 2, 2002.

10.14	Severance Agreement, dated May 24, 2004, between Brown Shoe Company, Inc. and Diane M. Sullivan, incorporated herein by reference to Exhibit 10.1 to Brown Shoe Company, Inc.’s Form 10-Q for the quarter ended May 1, 2004.

10.15	Severance Agreement, dated March 8, 2001, between Brown Shoe Company, Inc. and Michael Oberlander, incorporated herein by reference to Exhibit 10.2 to Brown Shoe Company, Inc.’s Form 10-Q for the quarter ended May 1, 2004.

10.16	Severance Agreement, dated October 5, 2000, between Brown Shoe Company, Inc. and Richard C. Schumacher, incorporated herein by reference to Exhibit 10.3 to Brown Shoe Company, Inc.’s Form 10-Q for the quarter ended May 1, 2004.

10.17	Brown Shoe Company, Inc. Deferred Compensation Plan for Non-Employee Directors, incorporated by reference to Exhibit 10(m) to Brown Shoe Company, Inc.’s Form 10-K for the year ended January 29, 2000.

10.18	Brown Shoe Company, Inc. Deferred Compensation Plan effective February 1, 2003, incorporated by reference to Exhibit 10(m) to Brown Shoe Company, Inc.’s Form 10-K for the year ended February 1, 2003.

10.19	Summary of the salaries for the named executive officers of the registrant, incorporated herein by reference to Exhibit 10.1 to Brown Shoe Company, Inc.’s Form 8-K dated March 3, 2005.

10.20	Summary of the award levels and performance goals for the named executive officers of the registrant, incorporated herein by reference to Exhibit 10.3 to Brown Shoe Company, Inc.’s Form 8-K dated March 3, 2005.

10.21	Form of Incentive Stock Option Award Agreement under the Brown Shoe Company, Inc. Incentive and Stock Compensation Plan of 2002, incorporated by reference to Exhibit 10.4 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2004.

10.22	Form of Non-Qualified Stock Option Award Agreement under the Brown Shoe Company, Inc. Incentive and Stock Compensation Plan of 2002, incorporated by reference to Exhibit 10.3 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2004.

10.23	Summary of Non-Employee Directors’ Compensation, effective as of May 26, 2005, incorporated herein by reference to Exhibit 10.6 to Brown Shoe Company, Inc.’s Form 8-K dated March 3, 2005.

10.24	Form of Restricted Stock Unit Agreement between Brown Shoe Company, Inc. and each of its Non-Employee Directors, incorporated herein by reference to Exhibit 10(u) to Brown Shoe Company, Inc.’s Form 10-K for the year ended January 29, 2005.

10.25	Registration Rights Agreement for the 8.75% Senior Notes due 2012 dated as of April 22, 2005, among Brown Shoe Company, Inc., the Guarantors and Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, ABN AMRO Incorporated and Wells Fargo Securities, LLC, as initial purchasers, incorporated by reference to Exhibit 10.1 to Brown Shoe Company, Inc.’s Form 8-K dated April 26, 2005.

10.26	Unanimous Shareholders Agreement dated April 20, 2005 between Brown Shoe International Corp. and Marcel Pion.

10.27	Severance Agreement, dated April 22, 2005, between Brown Shoe Company, Inc. and Bruce Ginsberg.

12.1	Calculation of Ratio of Earnings to Fixed Charges.

21.1	List of Subsidiaries of Brown Shoe Company, Inc.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accountants of Brown Shoe Company, Inc.

23.2	Consent of Ernst & Young LLP, Independent Auditors of Bennett Footwear Holdings, LLC.

23.3	Consent of Bryan Cave LLP (included in Exhibit 5.1).

24.1	Powers of Attorney executed by certain of the officers and directors of the registrants (included in signature pages).

25.1	Form T-1, Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of SunTrust Bank, as Trustee under the Convertible Senior Subordinated Indenture.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.4	Form of Letter to Clients.

Item 22.	Undertakings.
      The following undertakings are made by each of the undersigned registrants:

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act, the undersigned registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on May 16, 2005.

Brown Shoe Company, Inc.

By:	/s/ Andrew M. Rosen

Name: Andrew M. Rosen

Title:	Senior Vice President and Chief Financial Officer
POWER OF ATTORNEY
      Each person whose signature appears below hereby constitutes and appoints Andrew M. Rosen, Richard C. Schumacher and Michael I. Oberlander, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution, to sign any amendments (including post-effective amendments) and supplements to this registration statement (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933), and to file such amendments and any related documents with the Securities and Exchange Commission, and ratifies and confirms the actions that any such attorney-in-fact and agents, or their substitutes, may lawfully do or cause to be done under this power of attorney.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated:

Signatures	Title	Date

/s/ Ronald A. Fromm Ronald A. Fromm	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	May 16, 2005

/s/ Andrew M. Rosen Andrew M. Rosen	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	May 16, 2005

/s/ Richard C. Schumacher Richard C. Schumacher	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	May 16, 2005

/s/ Joseph L. Bower Joseph L. Bower	Director	May 16, 2005

/s/ Julie C. Esrey Julie C. Esrey	Director	May 16, 2005

/s/ Steven W. Korn Steven W. Korn	Director	May 16, 2005

Signatures	Title	Date

/s/ Richard A. Liddy Richard A. Liddy	Director	May 16, 2005

/s/ Patricia G. McGinnis Patricia G. McGinnis	Director	May 16, 2005

/s/ W. Patrick McGinnis W. Patrick McGinnis	Director	May 16, 2005

/s/ Jerry E. Ritter Jerry E. Ritter	Director	May 16, 2005

/s/ Hal J. Upbin Hal J. Upbin	Director	May 16, 2005

SIGNATURES
      Pursuant to the requirements of the Securities Act, the undersigned registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on May 16, 2005.

Sidney Rich Associates, Inc.

By:	/s/ Andrew M. Rosen

Name: Andrew M. Rosen

Title:	Senior Vice President and Chief Financial Officer
POWER OF ATTORNEY
      Each person whose signature appears below hereby constitutes and appoints Andrew M. Rosen, Richard C. Schumacher and Michael I. Oberlander, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution, to sign any amendments (including post-effective amendments) and supplements to this registration statement (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933), and to file such amendments and any related documents with the Securities and Exchange Commission, and ratifies and confirms the actions that any such attorney-in-fact and agents, or their substitutes, may lawfully do or cause to be done under this power of attorney.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated:

Signatures	Title	Date

/s/ Ronald A. Fromm Ronald A. Fromm	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	May 16, 2005

/s/ Andrew M. Rosen Andrew M. Rosen	Director, Senior Vice President and Chief Financial Officer (Principal Financial Officer)	May 16, 2005

/s/ Richard C. Schumacher Richard C. Schumacher	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	May 16, 2005

/s/ Michael I. Oberlander Michael I. Oberlander	Director	May 16, 2005

SIGNATURES
      Pursuant to the requirements of the Securities Act, the undersigned registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on May 16, 2005.

Brown Group Retail, Inc.

By:	/s/ Andrew M. Rosen

Name: Andrew M. Rosen

Title:	Senior Vice President and Chief Financial Officer
POWER OF ATTORNEY
      Each person whose signature appears below hereby constitutes and appoints Andrew M. Rosen, Richard C. Schumacher and Michael I. Oberlander, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution, to sign any amendments (including post-effective amendments) and supplements to this registration statement (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933), and to file such amendments and any related documents with the Securities and Exchange Commission, and ratifies and confirms the actions that any such attorney-in-fact and agents, or their substitutes, may lawfully do or cause to be done under this power of attorney.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated:

Signatures	Title	Date

/s/ Ronald A. Fromm Ronald A. Fromm	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	May 16, 2005

/s/ Andrew M. Rosen Andrew M. Rosen	Director, Senior Vice President and Chief Financial Officer (Principal Financial Officer)	May 16, 2005

/s/ Richard C. Schumacher Richard C. Schumacher	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	May 16, 2005

/s/ Michael I. Oberlander Michael I. Oberlander	Director	May 16, 2005

SIGNATURES
      Pursuant to the requirements of the Securities Act, the undersigned registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on May 16, 2005.

Brown Shoe International Corp.

By:	/s/ Andrew M. Rosen

Name: Andrew M. Rosen

Title:	Senior Vice President and Chief Financial Officer
POWER OF ATTORNEY
      Each person whose signature appears below hereby constitutes and appoints Andrew M. Rosen, Richard C. Schumacher and Michael I. Oberlander, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution, to sign any amendments (including post-effective amendments) and supplements to this registration statement (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933), and to file such amendments and any related documents with the Securities and Exchange Commission, and ratifies and confirms the actions that any such attorney-in-fact and agents, or their substitutes, may lawfully do or cause to be done under this power of attorney.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated:

Signatures	Title	Date

/s/ Ronald A. Fromm Ronald A. Fromm	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	May 16, 2005

/s/ Andrew M. Rosen Andrew M. Rosen	Director, Senior Vice President and Chief Financial Officer (Principal Financial Officer)	May 16, 2005

/s/ Richard C. Schumacher Richard C. Schumacher	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	May 16, 2005

/s/ Michael I. Oberlander Michael I. Oberlander	Director	May 16, 2005

SIGNATURES
      Pursuant to the requirements of the Securities Act, the undersigned registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on May 16, 2005.

Buster Brown & Co.

By:	/s/ Andrew M. Rosen

Name: Andrew M. Rosen

Title:	Senior Vice President and Chief Financial Officer
POWER OF ATTORNEY
      Each person whose signature appears below hereby constitutes and appoints Andrew M. Rosen, Richard C. Schumacher and Michael I. Oberlander, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution, to sign any amendments (including post-effective amendments) and supplements to this registration statement (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933), and to file such amendments and any related documents with the Securities and Exchange Commission, and ratifies and confirms the actions that any such attorney-in-fact and agents, or their substitutes, may lawfully do or cause to be done under this power of attorney.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated:

Signatures	Title	Date

/s/ Ronald A. Fromm Ronald A. Fromm	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	May 16, 2005

/s/ Andrew M. Rosen Andrew M. Rosen	Director, Senior Vice President and Chief Financial Officer (Principal Financial Officer)	May 16, 2005

/s/ Richard C. Schumacher Richard C. Schumacher	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	May 16, 2005

/s/ Michael I. Oberlander Michael I. Oberlander	Director	May 16, 2005

SIGNATURES
      Pursuant to the requirements of the Securities Act, the undersigned registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on May 16, 2005.

Bennett Footwear Group LLC

By:	Brown Shoe Company, Inc., its sole member

By:	/s/ Andrew M. Rosen

Name: Andrew M. Rosen

Title:	Senior Vice President and Chief Financial Officer
POWER OF ATTORNEY
      Each person whose signature appears below hereby constitutes and appoints Andrew M. Rosen, Richard C. Schumacher and Michael I. Oberlander, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution, to sign any amendments (including post-effective amendments) and supplements to this registration statement (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933), and to file such amendments and any related documents with the Securities and Exchange Commission, and ratifies and confirms the actions that any such attorney-in-fact and agents, or their substitutes, may lawfully do or cause to be done under this power of attorney.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated:

Signatures	Title	Date

/s/ Ronald A. Fromm Ronald A. Fromm	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer), Brown Shoe Company, Inc.	May 16, 2005

/s/ Andrew M. Rosen Andrew M. Rosen	Senior Vice President and Chief Financial Officer (Principal Financial Officer), Brown Shoe Company, Inc.	May 16, 2005

/s/ Richard C. Schumacher Richard C. Schumacher	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer), Brown Shoe Company, Inc.	May 16, 2005

/s/ Joseph L. Bower Joseph L. Bower	Director, Brown Shoe Company, Inc.	May 16, 2005

Signatures	Title	Date

/s/ Julie C. Esrey Julie C. Esrey	Director, Brown Shoe Company, Inc.	May 16, 2005

/s/ Steven W. Korn Steven W. Korn	Director, Brown Shoe Company, Inc.	May 16, 2005

/s/ Richard A. Liddy Richard A. Liddy	Director, Brown Shoe Company, Inc.	May 16, 2005

/s/ Patricia G. McGinnis Patricia G. McGinnis	Director, Brown Shoe Company, Inc.	May 16, 2005

/s/ W. Patrick McGinnis W. Patrick McGinnis	Director, Brown Shoe Company, Inc.	May 16, 2005

/s/ Jerry E. Ritter Jerry E. Ritter	Director, Brown Shoe Company, Inc.	May 16, 2005

/s/ Hal J. Upbin Hal J. Upbin	Director, Brown Shoe Company, Inc.	May 16, 2005

SIGNATURES
      Pursuant to the requirements of the Securities Act, the undersigned registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on May 16, 2005.

Bennett Footwear Retail LLC

By:	Brown Group Retail, Inc., its sole member

By:	/s/ Andrew M. Rosen

Name: Andrew M. Rosen

Title:	Senior Vice President and Chief Financial Officer
POWER OF ATTORNEY
      Each person whose signature appears below hereby constitutes and appoints Andrew M. Rosen, Richard C. Schumacher and Michael I. Oberlander, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution, to sign any amendments (including post-effective amendments) and supplements to this registration statement (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933), and to file such amendments and any related documents with the Securities and Exchange Commission, and ratifies and confirms the actions that any such attorney-in-fact and agents, or their substitutes, may lawfully do or cause to be done under this power of attorney.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated:

Signatures	Title	Date

/s/ Ronald A. Fromm Ronald A. Fromm	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer), Brown Group Retail, Inc.	May 16, 2005

/s/ Andrew M. Rosen Andrew M. Rosen	Director, Senior Vice President and Chief Financial Officer (Principal Financial Officer), Brown Group Retail, Inc.	May 16, 2005

/s/ Richard C. Schumacher Richard C. Schumacher	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer), Brown Group Retail, Inc.	May 16, 2005

/s/ Michael I. Oberlander Michael I. Oberlander	Director, Brown Group Retail, Inc.	May 16, 2005

SIGNATURES
      Pursuant to the requirements of the Securities Act, the undersigned registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on May 16, 2005.

Brown Shoe Company of Canada Ltd

By:	/s/ Andrew M. Rosen

Name: Andrew M. Rosen

Title:	Senior Vice President and Chief Financial Officer
POWER OF ATTORNEY
      Each person whose signature appears below hereby constitutes and appoints Andrew M. Rosen, Richard C. Schumacher and Michael I. Oberlander, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution, to sign any amendments (including post-effective amendments) and supplements to this registration statement (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933), and to file such amendments and any related documents with the Securities and Exchange Commission, and ratifies and confirms the actions that any such attorney-in-fact and agents, or their substitutes, may lawfully do or cause to be done under this power of attorney.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated:

Signatures	Title	Date

/s/ Ronald A. Fromm Ronald A. Fromm	Chairman of the Board of Directors, Brown Shoe International Corp. and Chief Executive Officer (Principal Executive Officer)	May 16, 2005

/s/ Andrew M. Rosen Andrew M. Rosen	Director, Brown Shoe International Corp., Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	May 16, 2005

/s/ Richard C. Schumacher Richard C. Schumacher	Senior Vice President and Assistant Secretary (Principal Accounting Officer)	May 16, 2005

/s/ Michael I. Oberlander Michael I. Oberlander	Director, Brown Shoe International Corp.	May 16, 2005

INDEX TO EXHIBITS

Exhibit
Number	Description of Exhibit

2.1	Securities Purchase Agreement by and among Brown Shoe Company, Inc. and Heritage Fund III, L.P., Heritage Fund IIIA, L.P., Heritage Investors III, L.P., BICO Business Trust, Pentland U.S.A., Inc., Donna Siciliano, Michael Smith, Bruce Ginsberg, Hal Parton, Gregg Ribatt, Bennett Footwear Holdings, LLC, Bennett Footwear Group LLC, Bennett Footwear Acquisition LLC, Bennett Footwear Retail LLC and Bennett Investment Corporation dated as of March 14, 2005, incorporated herein by reference to Exhibit 2(a) to Brown Shoe Company, Inc.’s Form 10-K for the year ended January 29, 2005.

2.2	Earnout Agreement by and among the Heritage Fund III, L.P., Heritage Fund IIIA, L.P. and Heritage Investors III, L.L.C. (collectively, ‘Heritage”), BICO Business Trust (‘BICO”), Pentland U.S.A., Inc. (‘Pentland”), Donna Siciliano and Michael Smith, Heritage Partners Management Company, LLP, as representative, and Brown Shoe Company, Inc. dated as of April 22, 2005, incorporated by reference to Exhibit 2.2 to Brown Shoe Company Inc.’s Form 8-K dated April 26, 2005.

3.1	Certificate of Incorporation of Brown Shoe Company, Inc. incorporated herein by reference to Exhibit 3(a) to Brown Shoe Company, Inc.’s Quarterly Report on Form 10-Q for the quarter ended May 4, 2002.

3.2	Bylaws of Brown Shoe Company, Inc. as amended through February 5, 2004, incorporated herein by reference to Exhibit 3(b) to Brown Shoe Company, Inc.’s Form 10-K dated January 31, 2004.

3.3	Certificate of Incorporation of Brown Shoe International Corp.

3.4	Bylaws of Brown Shoe International Corp.

3.5	Articles of Incorporation of Sidney Rich Associates, Inc., as amended

3.6	Bylaws of Sidney Rich Associates, Inc.

3.7	Articles of Incorporation of Brown Group Retail, Inc., as amended

3.8	Bylaws of Brown Group Retail, Inc.

3.9	Articles of Incorporation of Buster Brown & Co., as amended

3.10	Bylaws of Buster Brown & Co.

3.11	Certificate of Amalgamation of Brown Shoe Company of Canada Ltd

3.12	By-laws of Brown Shoe Company of Canada Ltd

3.13	Certificate of Formation of Bennett Footwear Group LLC

3.14	Amended and Restated Limited Liability Company Agreement of Bennett Footwear Group LLC

3.15	Certificate of Formation of Bennett Footwear Retail LLC

3.16	Limited Liability Company Agreement of Bennett Footwear Retail LLC

4.1	Rights Agreement dated as of March 7, 1996 between Brown Shoe Company, Inc. and First Chicago Trust Company of New York, which includes as Exhibit A the form of Rights Certificate evidencing Brown Shoe Company, Inc.’s Common Stock Purchase Rights, incorporated herein by reference to Exhibit 4 to Brown Shoe Company, Inc.’s Form 8-K dated March 8, 1996.

4.2	Amendment to Rights Agreement between Brown Shoe Company, Inc. and First Chicago Trust Company of New York, dated as of July 8, 1997, effective August 11, 1997, incorporated herein by reference to Exhibit 4(a) to Brown Shoe Company, Inc.’s Form 8-K dated August 8, 1997.

4.3	Second Amendment to Rights Agreement between Brown Shoe Company, Inc., First Chicago Trust Company of New York and EquiServe Trust Company, N.A., dated and effective as of December 6, 2001, incorporated herein by reference to Exhibit 4(a)(ii) to the Brown Shoe Company, Inc.’s Form 10-Q for the quarter ended November 3, 2001.

4.4	Indenture between Brown Shoe Company, Inc. and SunTrust Bank, as Trustee, relating to 8.75% Senior Notes due 2012, incorporated by reference to Exhibit 4.1 to Brown Shoe Company’s Form 8-K dated April 26, 2005.

4.5	Form of 8.75% Senior Note due 2012 (included in Exhibit 4.4)

Exhibit
Number	Description of Exhibit

4.6	Amended and Restated Credit Agreement, dated as of July 21, 2004, among Brown Shoe Company, Inc., as Borrower, Bank of America, N.A., as lead issuing bank, lead arranger, administrative agent, and collateral agent, LaSalle Bank, National Association, as syndication agent, Wells Fargo Foothill, LLC as documentation agent and the other financial institutions party thereto, as lenders, incorporated herein by reference to Exhibit 10.1 to Brown Shoe Company, Inc.’s Form 8-K dated July 21, 2004.

4.7	First Amendment dated as of March 14, 2005, to the Amended and Restated Credit Agreement among Brown Shoe Company, Inc., as lead borrower for itself and on behalf of certain of its subsidiaries, and Bank of America, N.A., as administrative agent and collateral agent, LaSalle Bank, National Association, as syndication agent, Wells Fargo Foothill, LLC, as documentation agent, and the other financial institutions party thereto, as lenders, and the Security Agreement, incorporated herein by reference to Exhibit 10.1 to Brown Shoe Company, Inc.’s Form 8-K dated March 14, 2005.

5.1	Opinion of Bryan Cave LLP.

10.1	Fourth Amendment to the Brown Group, Inc. Executive Retirement Plan, amended and restated as of January 1, 1998, incorporated herein by reference to Exhibit 10(a) to Brown Shoe Company, Inc.’s Form 10-K for the year ended January 29, 2000.

10.2	Fifth Amendment to the Brown Group, Inc. Executive Retirement Plan, dated January 7, 2000, incorporated herein by reference to Exhibit 10(a)(i) Brown Shoe Company, Inc.’s Form 10-K for the year ended January 29, 2000.

10.3	Stock Option and Restricted Stock Plan of 1994, as amended, incorporated herein by reference to Exhibit 3 to Brown Shoe Company’s definitive proxy statement dated April 17, 1996.

10.4	Stock Option and Restricted Stock Plan of 1998, incorporated herein by reference to Exhibit 2 to Brown Shoe Company’s definitive proxy statement dated April 24, 1998.

10.5	Incentive and Stock Compensation Plan of 1999, incorporated herein by reference to Exhibit 2 to Brown Shoe Company Inc.’s definitive proxy statement dated April 26, 1999.

10.6	Amendment to Incentive and Stock Compensation Plan of 1999, dated May 27, 1999, incorporated herein by reference to Exhibit 10(e)(i) to Brown Shoe Company, Inc.’s Form 10-K for the year ended January 29, 2000.

10.7	First Amendment to the Incentive and Stock Compensation Plan of 1999, dated January 7, 2000, incorporated herein by reference to Exhibit 10(e)(ii) to Brown Shoe Company, Inc.’s Form 10-K for the year ended January 29, 2000.

10.8	Incentive and Stock Compensation Plan of 2002, incorporated herein by reference to Exhibit C to Brown Shoe Company, Inc.’s definitive proxy statement dated April 16, 2002.

10.9	Employment Agreement, dated October 5, 2000, between Brown Shoe Company, Inc. and Ronald A. Fromm, incorporated herein by reference to Exhibit 10(f) to Brown Shoe Company, Inc.’s Form 10-Q for the quarter ended October 28, 2000.

10.10	Severance Agreement, dated January 21, 2002, between Brown Shoe Company, Inc. and Joseph W. Wood, incorporated herein by reference to Exhibit 10(g) to Brown Shoe Company, Inc.’s Form 10-K for the year ended February 1, 2003.

10.11	Severance Agreement, dated October 5, 2000, between Brown Shoe Company, Inc. and Gary M. Rich, incorporated herein by reference to Exhibit 10(i) to Brown Shoe Company, Inc.’s Form 10-Q for the quarter ended October 28, 2000.

10.12	Severance Agreement, dated October 5, 2000, between Brown Shoe Company, Inc. and David H. Schwartz, incorporated herein by reference to Exhibit 10(j) to Brown Shoe Company, Inc.’s Form 10-Q for the quarter ended October 28, 2000.

10.13	Severance Agreement, dated October 5, 2000, between Brown Shoe Company, Inc. and Andrew M. Rosen, incorporated herein by reference to Exhibit 10(k) Brown Shoe Company, Inc.’s Form 10-K for the year ended February 2, 2002.

10.14	Severance Agreement, dated May 24, 2004, between Brown Shoe Company, Inc. and Diane M. Sullivan, incorporated herein by reference to Exhibit 10.1 to Brown Shoe Company, Inc.’s Form 10-Q for the quarter ended May 1, 2004.

Exhibit
Number	Description of Exhibit

10.15	Severance Agreement, dated March 8, 2001, between Brown Shoe Company, Inc. and Michael Oberlander, incorporated herein by reference to Exhibit 10.2 to Brown Shoe Company, Inc.’s Form 10-Q for the quarter ended May 1, 2004.

10.16	Severance Agreement, dated October 5, 2000, between Brown Shoe Company, Inc. and Richard C. Schumacher, incorporated herein by reference to Exhibit 10.3 to Brown Shoe Company, Inc.’s Form 10-Q for the quarter ended May 1, 2004.

10.17	Brown Shoe Company, Inc. Deferred Compensation Plan for Non-Employee Directors, incorporated by reference to Exhibit 10(m) to Brown Shoe Company, Inc.’s Form 10-K for the year ended January 29, 2000.

10.18	Brown Shoe Company, Inc. Deferred Compensation Plan effective February 1, 2003, incorporated by reference to Exhibit 10(m) to Brown Shoe Company, Inc.’s Form 10-K for the year ended February 1, 2003.

10.19	Summary of the salaries for the named executive officers of the registrant, incorporated herein by reference to Exhibit 10.1 to Brown Shoe Company, Inc.’s Form 8-K dated March 3, 2005.

10.20	Summary of the award levels and performance goals for the named executive officers of the registrant, incorporated herein by reference to Exhibit 10.3 to Brown Shoe Company, Inc.’s Form 8-K dated March 3, 2005.

10.21	Form of Incentive Stock Option Award Agreement under the Brown Shoe Company, Inc. Incentive and Stock Compensation Plan of 2002, incorporated by reference to Exhibit 10.4 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2004.

10.22	Form of Non-Qualified Stock Option Award Agreement under the Brown Shoe Company, Inc. Incentive and Stock Compensation Plan of 2002, incorporated by reference to Exhibit 10.3 to the registrant’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2004.

10.23	Summary of Non-Employee Directors’ Compensation, effective as of May 26, 2005, incorporated herein by reference to Exhibit 10.6 to Brown Shoe Company, Inc.’s Form 8-K dated March 3, 2005.

10.24	Form of Restricted Stock Unit Agreement between Brown Shoe Company, Inc. and each of its Non-Employee Directors, incorporated herein by reference to Exhibit 10(u) to Brown Shoe Company, Inc.’s Form 10-K for the year ended January 29, 2005.

10.25	Registration Rights Agreement for the 8.75% Senior Notes due 2012 dated as of April 22, 2005, among Brown Shoe Company, Inc., the Guarantors and Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, ABN AMRO Incorporated and Wells Fargo Securities, LLC, as initial purchasers, incorporated by reference to Exhibit 10.1 to Brown Shoe Company, Inc.’s Form 8-K dated April 26, 2005.

10.26	Unanimous Shareholders Agreement dated April 20, 2005 between Brown Shoe International Corp. and Marcel Pion.

10.27	Severance Agreement, dated April 22, 2005, between Brown Shoe Company, Inc. and Bruce Ginsberg.

12.1	Calculation of Ratio of Earnings to Fixed Charges.

21.1	List of Subsidiaries of Brown Shoe Company, Inc.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accountants of Brown Shoe Company, Inc.

23.2	Consent of Ernst & Young LLP, Independent Auditors of Bennett Footwear Holdings, LLC.

23.3	Consent of Bryan Cave LLP (included in Exhibit 5.1).

24.1	Powers of Attorney executed by certain of the officers and directors of the registrants (included in signature pages).

25.1	Form T-1, Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of SunTrust Bank, as Trustee under the Convertible Senior Subordinated Indenture.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.4	Form of Letter to Clients.